Filed Pursuant to Rule 424(b)(3)
Registration No. 333-228029

Tidewater Inc.

3,434,934 Shares of Common Stock

Issuable upon the Exercise of Outstanding GLF Warrants

This prospectus relates to the delivery by Tidewater of up to 3,434,934 shares of common stock, par value $0.001 per share (the “Common Stock”), which are issuable upon the exercise of certain outstanding warrants (the “GLF Warrants”).

The GLF Warrants, originally issued by GulfMark Offshore, Inc. (“GulfMark”), were assumed by Tidewater as a result of the business combination between Tidewater and GulfMark that was consummated on November 15, 2018 (the “business combination” and the consummation of such business combination, the “closing”). The business combination was transacted pursuant to an Agreement and Plan of Merger, dated as of July 15, 2018, by and between Tidewater and GulfMark (the “merger agreement”).

In accordance with the terms of the merger agreement and the applicable warrant agreement (as assumed and amended by Tidewater at the closing), each GLF Warrant represents the right to receive 1.100 shares of Common Stock upon payment to Tidewater of the applicable exercise price and subject to the other terms and conditions of the applicable warrant agreement, including cash paid in lieu of any fractional share. There are two series of GLF Warrants: GLF Jones Act Warrants, which may be exercised at any time until November 14, 2042 for an exercise price of $0.01 per share, and GLF Equity Warrants, which may be exercised at any time until November 14, 2024 for an exercise price of $100.00 per share. Although all of the GLF Warrants are immediately exercisable, exercise of any GLF Warrants is subject to, among other things, the limitations on foreign ownership as set forth in Tidewater’s Amended and Restated Certificate of Incorporation (the “Tidewater charter”) that are intended to comply with the Merchant Marine Act of 1920 and the Shipping Act, 1916, as amended, and the rules and regulations promulgated thereunder (collectively, the “Jones Act”). Immediately following the closing, there were 2,339,658 GLF Jones Act Warrants outstanding, representing the right to purchase an aggregate of 2,573,624 shares of Common Stock and 783,009 GLF Equity Warrants outstanding, representing the right to purchase an aggregate 861,310 shares of Common Stock.

Tidewater will not receive any cash proceeds from the exercise of GLF Jones Act Warrants because, by their terms, these warrants may only be exercised through a cashless exercise procedure, where the number of shares of Common Stock delivered upon exercise will be reduced by the number of shares of Common Stock necessary to cover the aggregate exercise price. Holders of GLF Equity Warrants may elect either to exercise their warrants using a cashless exercise procedure or to pay the aggregate exercise price in cash. Tidewater will receive the proceeds from any cash exercise of the GLF Equity Warrants. If all GLF Equity Warrants that were outstanding as of the closing were exercised for cash, we would receive gross proceeds of approximately $86,131,000. Any such proceeds would be used for general corporate purposes.

Our Common Stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “TDW.” On November 9, 2018, the last reported closing sale price of our Common Stock on the NYSE was $27.03.

Holding shares of our Common Stock involves risks that are described in the “Risk Factors” section beginning on page 5 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 15, 2018.

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS

You should rely only on the information contained in, or incorporated by reference into, this prospectus. Tidewater has not authorized any other person to provide you with different or additional information. If anyone provides you with different or inconsistent information, you should not rely on it. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Unless otherwise specifically provided in this prospectus, you should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover. Further, you should not assume that any information incorporated by reference into this prospectus is accurate as of any date other than the date of the incorporated document.

You should also read and consider the information in the documents to which we have referred you under the captions “Additional Information and Information Incorporated by Reference” in this prospectus.

This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

SUMMARY

This summary description about us and our business highlights selected information included elsewhere in, or incorporated by reference into, this prospectus. As this summary may not contain all of the information that may be important to you, we urge you to read the entirety of this document and the other documents to which we refer.

Information about the Company

Tidewater Inc.

6002 Rogerdale Road, Suite 600

Houston, Texas 77072

Phone: 713-470-5300

Tidewater Inc., a Delaware corporation, provides offshore support vessels and marine support services to the global offshore energy industry through the operation of a diversified fleet of marine service vessels. Tidewater was incorporated in 1956 and conducts its operations through wholly-owned United States and international subsidiaries, as well as through joint ventures in which Tidewater has either majority or, occasionally, non-controlling interests (generally where required to satisfy local ownership or local content requirements). Headquartered in Houston, Texas, Tidewater’s U.S. marine operations are based in Amelia, Louisiana and Houston, Texas, and Tidewater conducts international operations through facilities and offices located in over 30 countries. Tidewater has one of the broadest geographic operating footprints in the offshore energy industry with over 60 years of international experience and operations in most of the world’s significant offshore crude oil and natural gas exploration and production regions. On June 30, 2018, Tidewater owned 204 vessels (excluding 8 joint venture vessels, but including 66 stacked vessels) available to serve the global energy industry.

As a result of the business combination between Tidewater and GulfMark (see “Recent Developments” below) that was consummated on November 15, 2018, the operational asset base of the combined company, which continues to operate under the Tidewater name, has been increased by 66 owned and 3 managed offshore supply vessels, with a significantly-expanded operational presence in the North Sea, offshore Southeast Asia, and offshore of the Americas.

Tidewater’s vessels and associated vessel services provide support for all phases of offshore exploration, field development and production.

Shares of Tidewater’s common stock, $0.001 par value per share (the “Common Stock”), are listed on the New York Stock Exchange (the “NYSE”) under the symbol “TDW.”

Recent Developments—the Business Combination with GulfMark

On November 15, 2018, Tidewater and GulfMark Offshore, Inc., a Delaware corporation (“GulfMark”), completed the transactions contemplated by the Agreement and Plan of Merger (the “merger agreement”), dated as of July 15, 2018, by and among Tidewater and GulfMark, providing for the combination of Tidewater with GulfMark (the “business combination” and the consummation of such business combination, the “closing”). The business combination was effected as a two-step reverse merger, with (1) GulfMark merging with and into a newly-formed, wholly-owned subsidiary of Tidewater, with GulfMark continuing as the surviving entity and a wholly-owned subsidiary of Tidewater (the “Surviving Corporation”) and then, immediately afterwards, (2) the Surviving Corporation merging with and into a second newly-formed, wholly-owned subsidiary of Tidewater (Gorgon NewCo, LLC, a Delaware limited liability company, or “Gorgon”), with Gorgon continuing as the surviving entity and a direct, wholly-owned subsidiary of Tidewater.

Assumption of the GLF Warrants

As provided in the merger agreement, at the closing, each share of GulfMark common stock that was issued and outstanding immediately prior to the business combination was converted into the right to receive 1.100 of a fully paid, validly issued and nonassessable share of Common Stock (the “exchange ratio”). In addition, as provided in the merger agreement and the applicable warrant agreement (as assumed and amended by Tidewater at the closing), each GulfMark warrant that was outstanding immediately prior to the business combination (collectively, the “GLF Warrants”) was automatically converted into a warrant representing a right to acquire shares of Common Stock on substantially the same terms and conditions as applied to such warrant immediately prior to the business combination, as adjusted to reflect the exchange ratio and subject to the limitations on foreign ownership set forth in the Tidewater charter intended to comply with the Jones Act. As a result, following the closing, each GLF Warrant is exercisable for a 1.100 share of Common Stock upon payment to Tidewater of the applicable exercise price and subject to the other terms and conditions of the applicable warrant agreement, including cash paid in lieu of any fractional share.

The terms and conditions of the business combination are contained in the merger agreement, which is filed as an exhibit to, and incorporated by reference into, this prospectus.

Description of GLF Warrants

Tidewater is not offering to issue or sell GLF Warrants. Rather, as described in greater detail in this prospectus, Tidewater is obligated to issue shares of Common Stock to the holders of GLF Warrants from time to time and in amounts determined by such holders through their exercise of GLF Warrants, subject to the limitations set forth in the Tidewater charter intended to comply with the Jones Act, and the shares of Common Stock subject to this registration statement are being registered for this purpose.

In accordance with the terms and conditions of the merger agreement and the applicable warrant agreement (as assumed and amended by Tidewater at the closing), each GLF Warrant represents the right to purchase 1.100 shares of Common Stock upon payment to Tidewater of the applicable exercise price and subject to the other terms and conditions of the applicable warrant agreement, including cash paid in lieu of any fractional share by Tidewater to an exercising warrant holder.

There are two series of GLF Warrants: GLF Jones Act Warrants, which may be exercised at any time until November 14, 2042 for an exercise price of $0.01 per share, and GLF Equity Warrants, which may be exercised at any time until November 14, 2024 for an exercise price of $100.00 per share. Although all of the GLF Warrants are immediately exercisable, exercise of any GLF Warrants is subject to the limitations on foreign ownership as set forth in the Tidewater charter that are intended to comply with the Jones Act. Immediately following the closing, there were 2,339,658 GLF Jones Act Warrants outstanding, representing the right to purchase an aggregate of 2,573,624 shares of Common Stock and 783,009 GLF Equity Warrants outstanding, representing the right to purchase an aggregate 861,310 shares of Common Stock.

The exercise of the GLF Jones Act Warrants is subject to the terms and conditions of the applicable warrant agreement, as amended by a written instrument executed by Tidewater, GulfMark, and the warrant agent (as amended, the “GLF Jones Act Warrant Agreement”). The documents comprising the GLF Jones Act Warrant Agreement are filed as Exhibits 4.1 and 4.2 to, and are incorporated by reference into, this prospectus.

Similarly, exercise of the GLF Equity Warrants is subject to the terms and conditions of the applicable warrant agreement, as amended by a written instrument executed by Tidewater, GulfMark, and the warrant agent (as amended, the “GLF Equity Warrant Agreement”). The documents comprising the GLF Equity Warrant Agreement are filed as Exhibits 4.3 and 4.4 to, and are incorporated by reference into, this prospectus.

Listing of Shares of Tidewater Common Stock

We have applied to the NYSE to have the shares of Common Stock issuable under the GLF Warrants listed on the NYSE, where our Common Stock is currently traded under the symbol “TDW.”

RISK FACTORS

In addition to the other information contained in, or incorporated by reference into, this prospectus, including our financial statements and related notes and the matters addressed in the section entitled, “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 24, we recommend that holders of GLF Warrants carefully consider the following risks before deciding whether to invest in shares of our Common Stock through the exercise of GLF Warrants. For access to documents that are or may be incorporated by reference into this prospectus, please see the section entitled, “Additional Information and Information Incorporated by Reference” beginning on page 149.

Risks Relating to the Business Combination

The business combination may not be accretive, and may be dilutive, to Tidewater’s earnings per share and cash flow from operations which may negatively affect the market price of shares of Tidewater common stock.

Earnings per share and cash flow from operations in the future are based on preliminary estimates that may materially change. In addition, future events and conditions could decrease or delay any accretion, result in dilution or cause greater dilution than is currently expected, including:

•	adverse changes in the offshore support vessel market conditions;

•	commodity prices for oil, natural gas and natural gas liquids;

•	production levels;

•	operating results;

•	competitive conditions;

•	laws and regulations affecting the offshore support vessel business and energy business;

•	capital expenditure obligations;

•	lower than expected synergies;

•	later than expected recovery timeline in the North Sea;

•	less than expected proceeds from the sale of certain vessels; and

•	general economic conditions.

Any dilution of, or decrease or delay of any accretion to, Tidewater’s earnings per share or cash flow from operations could cause the market price of Tidewater common stock to decline.

Tidewater and GulfMark will incur significant transaction and merger-related costs in connection with the business combination, which may be in excess of those anticipated by Tidewater or GulfMark.

Tidewater expects to continue to incur a number of non-recurring costs associated with combining the operations of the two companies and achieving desired synergies. These fees and costs will continue to be substantial. The substantial majority of non-recurring expenses will consist of transaction costs related to the business combination and include, among others, employee retention costs, fees paid to financial, legal and accounting advisors, severance and benefit costs and filing fees.

Tidewater and GulfMark will also incur transaction fees and costs related to formulating and implementing integration plans, including facilities and systems consolidation costs and employment-related costs. Additional unanticipated costs may be incurred in connection with the business combination and the integration of the two companies’ businesses. Although Tidewater and GulfMark each expects that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, should allow Tidewater and GulfMark to offset integration-related costs over time, this net benefit may not be achieved in the near term, or at all. See the risk factor entitled “The integration of GulfMark into Tidewater may not be as successful as anticipated” below.

The costs described above, as well as other unanticipated costs and expenses could have an adverse effect on the financial condition and operating results of Tidewater following the completion of the business combination.

The unaudited pro forma condensed consolidated combined financial information and unaudited forecasted financial information included in or incorporated by reference into this prospectus is presented for illustrative purposes only and does not represent the actual financial position or results of operations of the combined company following the business combination. Future results of the combined company may differ, possibly materially, from the unaudited pro forma condensed consolidated combined financial information and unaudited forecasted financial information presented in or incorporated by reference into this prospectus. The unaudited pro forma condensed consolidated combined financial information and unaudited forecasted financial information was prepared prior to the consummation of the business combination and does not reflect the current results of operations.

The unaudited pro forma condensed consolidated combined financial statements and unaudited forecasted financial information contained in or incorporated by reference into this prospectus are presented for illustrative purposes only, contain a variety of adjustments, assumptions and preliminary estimates and do not represent the actual financial position or results of operations of Tidewater and GulfMark prior to the completion of the business combination or that of the combined company following the completion of the business combination for several reasons. Specifically, Tidewater and GulfMark have not completed the detailed valuation analyses to arrive at the final estimates of the fair values of the assets to be acquired and liabilities to be assumed and the related allocation of purchase price and the unaudited pro forma condensed consolidated combined financial statements do not reflect the effects of all transaction-related costs and integration costs. In addition, the post-business combination integration process may give rise to unexpected liabilities and costs, including costs associated with the defense and resolution of any litigation or other claims related to the business combination. Unexpected delays in connection with the post-business combination integration process may significantly increase the related costs and expenses incurred by Tidewater. The actual financial positions and results of operations of Tidewater and GulfMark prior to the completion of the business combination and that of the combined company following the completion of the business combination may be different, possibly materially, from the unaudited pro forma condensed consolidated combined financial statements or forecasted financial information included in or incorporated by reference into this prospectus. In addition, the assumptions used in preparing the unaudited pro forma condensed consolidated combined financial statements and forecasted financial information included in or incorporated by reference into this prospectus may not prove to be accurate and may be affected by other factors. Any significant changes in the market price of Tidewater common stock may cause a significant change in the purchase price used for Tidewater’s accounting purposes and the unaudited pro forma financial statements contained in or incorporated by reference into this prospectus.

The integration of GulfMark into Tidewater may not be as successful as anticipated.

The business combination involves numerous operational, strategic, financial, accounting, legal, tax and other risks, potential liabilities associated with the acquired businesses and uncertainties related to the design, operation and integration of GulfMark’s internal control over financial reporting. Difficulties in integrating GulfMark into Tidewater may result in Tidewater encountering operational challenges with respect to the combined company or in the failure to realize anticipated expense-related efficiencies. Tidewater’s existing businesses could also be negatively impacted as a result of the business combination. Potential difficulties that may be encountered in the integration process include, among other factors:

•	the inability to successfully integrate the businesses of GulfMark into Tidewater in a manner that permits Tidewater to achieve the cost savings anticipated from the business combination;

•	complexities associated with managing the larger, more complex, integrated business;

•	not realizing anticipated operating synergies or incurring unexpected costs to realize such synergies;

•	integrating personnel from the two companies while maintaining focus on providing consistent, high-quality products and services;

•	potential unknown liabilities and unforeseen expenses, delays or regulatory conditions associated with the business combination;

•	loss of key employees;

•	integrating relationships with customers, vendors and business partners;

•

performance shortfalls at one or both of the companies as a result of the diversion of management’s attention caused by completion of the business combination and integrating GulfMark’s operations into Tidewater; and

•	the disruption of, or the loss of momentum in, each company’s ongoing business or inconsistencies in standards, controls, procedures and policies.

Tidewater’s results may suffer if it does not effectively manage its expanded operations.

Tidewater’s success in the future will depend, in part, on its ability to manage its expansion following the consummation of the business combination, which poses numerous risks and uncertainties, including the need to integrate the operations and business of GulfMark into its existing business in an efficient and timely manner, to combine systems and management controls and to integrate relationships with customers, vendors and business partners.

Tidewater may fail to realize all of the anticipated benefits of the business combination that closed on November 15, 2018.

The success of the business combination will depend, in part, on Tidewater’s ability to realize the anticipated benefits and cost savings from combining Tidewater’s and GulfMark’s businesses, including the approximately $30 million of annual cost and operational synergies that Tidewater expects the combined company to realize. The anticipated benefits and cost savings of the business combination may not be realized fully or at all, may take longer to realize than expected, may require more non-recurring costs and expenditures to realize than expected or could have other adverse effects that Tidewater does not currently foresee. Some of the assumptions that Tidewater has made, such as with respect to anticipated operating synergies or the costs associated with realizing such synergies, the benefit from a substantial increase in scale and geographic diversity specifically in the North Sea and the continuation of Tidewater’s investment in its fleet of vessels may not be realized. The integration process may, for each of Tidewater and GulfMark, result in the loss of key employees, the disruption of ongoing businesses or inconsistencies in standards, controls, procedures and policies. There could be potential unknown liabilities and unforeseen expenses associated with the business combination that were not discovered in the course of performing due diligence.

Uncertainties associated with the business combination may cause a loss of management personnel and other employees, which could adversely affect the future business and operations of the combined company.

The combined company is dependent on the experience and industry knowledge of its officers and other employees to execute its business plans. The combined company’s success after the completion of the business combination will depend in part upon the ability of Tidewater to retain management personnel and other employees. Current and prospective employees of Tidewater may experience uncertainty about their roles within the combined company prior to and following the completion of the business combination in connection with the integration efforts, which may have an adverse effect on the ability of Tidewater to attract or retain management and other personnel. Accordingly, no assurance can be given that the combined company will be able to attract or retain management and other personnel to the same extent that Tidewater has previously been able to attract or retain its employees prior to the consummation of the business combination.

The market price of shares of Tidewater common stock may decline in the future as a result of the sale of shares of Tidewater common stock held by former GulfMark stockholders or current Tidewater stockholders.

At the closing, Tidewater issued or reserved for issuance approximately 11,987,730 shares of Tidewater common stock to GulfMark stockholders, GulfMark RSU holders and GLF Warrant holders in the business combination. In connection with their receipt of shares of Tidewater common stock as merger consideration in the business combination, former GulfMark stockholders may seek to sell the shares of Tidewater common stock delivered to them. Other Tidewater stockholders may also seek to sell shares of Tidewater common stock held by them following completion of the business combination. These sales (or the perception that these sales may occur), coupled with the increase in the outstanding number of shares of Tidewater common stock, may affect the market for, and the market price of, Tidewater common stock in an adverse manner.

The combined company may record goodwill and may record other intangible assets that could become impaired and result in material non-cash charges to the results of operations of the combined company in the future.

The business combination will be accounted for as an acquisition by Tidewater in accordance with accounting principles generally accepted in the United States. Under the acquisition method of accounting, the assets and liabilities of GulfMark and its subsidiaries will be recorded, as of completion, at their respective fair values and added to those of Tidewater. The reported financial condition and results of operations of Tidewater for periods after completion of the business combination will reflect GulfMark balances and results after completion of the business combination, but will not be restated retroactively to reflect the historical financial position or results of operations of GulfMark and its subsidiaries for periods prior to the completion of the business combination.

Under the acquisition method of accounting, the total purchase price will be allocated to GulfMark’s tangible assets and liabilities and any identifiable intangible assets based on their fair values as of the date of completion of the business combination. The excess of the purchase price over those fair values, if any, would be recorded as goodwill. To the extent the value of tangible assets, goodwill or other identified intangibles becomes impaired, the combined company may incur material non-cash charges relating to such impairment. The combined company’s operating results may be significantly impacted from both the impairment and the underlying trends in the business that triggered the impairment.

The impact of the recent significant federal tax reform on the combined company is uncertain and may significantly affect the operations of the combined company after the business combination.

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”). The changes included in the Tax Act are broad and complex. The impact of these changes on how the combined company’s earnings are taxed include, among other items, (i) reducing the U.S. federal corporate tax rate from 35% to 21%; (ii) repealing the corporate alternative minimum tax and changing how existing credits can be utilized; (iii) temporarily providing for elective immediate expensing for certain depreciable property; (iv) creating a new limitation on the deductibility of interest expense; and (v) changing rules related to uses and limitations of net operating losses created in tax years beginning after December 31, 2017. Tidewater and GulfMark continue to evaluate the Tax Act and its impact on the combined company’s businesses. It is possible that the Tax Act will be subject to further changes either in a technical corrections bill or entirely new legislation. The overall impact of the Tax Act also depends on the future interpretations and regulations that may be issued by U.S. tax authorities. Tidewater expects there will be further guidance provided by these authorities potentially having a material adverse effect on the combined company’s financial condition or results of operations. The impact of broad proposals or of regulatory issuances on the combined company’s business can vary substantially depending upon the specific changes or further guidance made and how the changes or guidance are implemented by the authorities.

Risks Relating to Tidewater’s Business

The prices for oil and gas affect the level of capital spending by Tidewater’s customers.

Even in a more favorable commodity pricing climate, prices for crude oil and natural gas are highly volatile and extremely sensitive to the respective supply/demand relationship for crude oil and natural gas. The significant decline in crude oil and natural gas prices that began in 2014 has continued to cause many of Tidewater’s customers to significantly reduce drilling, completion and other production activities and related spending on Tidewater’s products and services through the six months ended June 30, 2018. Some industry analysts expect that a further decrease in offshore spending is likely during calendar year 2018 and that any improvements in offshore exploration and development activity would likely not occur until late in calendar year 2019 or early in calendar year 2020. In addition, the reduction in demand from Tidewater’s customers has resulted in an oversupply of the vessels available for service, and such oversupply has substantially reduced the prices Tidewater can charge its customers for its services.

Many factors affect the supply of and demand for crude oil and natural gas and, therefore, influence prices of these commodities, including:

•	domestic and foreign supply of oil and natural gas, including increased availability of non-traditional energy resources such as shale oil and gas;

•	prices, and expectations about future prices, of oil and natural gas;

•	domestic and worldwide economic conditions, and the resulting global demand for oil and natural gas;

•

the price and quantity of imports of foreign oil and natural gas including the ability of OPEC to set and maintain production levels for oil, and decisions by OPEC and non-OPEC producers to change production levels;

•	sanctions imposed by the U.S., the European Union, or other governments against oil producing countries;

•	the cost of exploring for, developing, producing and delivering oil and natural gas;

•	the level of excess production capacity, available pipeline, storage and other transportation capacity;

•	lead times associated with acquiring equipment and products and availability of qualified personnel;

•	the expected rates of decline in production from existing and prospective wells;

•	the discovery rates of new oil and gas reserves;

•	federal, state and local regulation of (i) exploration and drilling activities, (ii) equipment, material, supplies or services that Tidewater furnishes and (iii) oil and gas exports;

•	public pressure on, and legislative and regulatory interest within, federal, state and local governments to stop, significantly limit or regulate hydraulic fracturing (fracking) activities;

•

weather conditions, including hurricanes, that can affect oil and natural gas operations over a wide area and severe winter weather that can interfere with oil and gas development and production operations;

•	political instability and social unrest in oil and natural gas producing countries;

•	advances in exploration, development and production technologies or in technologies affecting energy consumption (such as fracking);

•	the price and availability of alternative fuel and energy sources;

•	uncertainty in capital and commodities markets; and

•	changes in the value of the U.S. dollar relative to other major global currencies.

In recent years, the depressed level of oil and natural gas prices significantly curtailed Tidewater’s customers’ drilling, completion and other production activities and related spending on Tidewater’s services. The energy industry’s level of capital spending is substantially related to current and expected future demand for hydrocarbons and the prevailing commodity prices of crude oil and, to a lesser extent, natural gas. When commodity prices are low, or when Tidewater’s customers believe that they will be low in the future, Tidewater’s customers generally reduce their capital spending budgets for onshore and offshore drilling, exploration and field development. The depressed levels of crude oil and natural gas prices has reduced significantly the energy industry’s level of capital spending and as long as current conditions persist, capital spending and demand for Tidewater’s services may remain similarly depressed. It is difficult to predict how long the current commodity price conditions will continue, or to what extent low commodity prices will affect Tidewater’s business. Because a prolonged material downturn in crude oil and natural gas prices and/or perceptions of long-term lower commodity prices can negatively impact the development plans of exploration and production companies given the long-term nature of large-scale development projects, a downturn of any such duration would likely result in a significant decline in demand for offshore support services. Declining or continuing depressed oil and natural gas prices may result in negative pressures on:

•	customer’s capital spending and spending on Tidewater’s services;

•	charter rates and/or utilization rates;

•	results of operations, cash flows and financial condition;

•	the fair market value of Tidewater’s vessels;

•	ability to maintain or increase Tidewater’s borrowing capacity;

•	ability to obtain additional capital to finance Tidewater’s business and make acquisitions, and the cost of that capital; and

•	the collectability of Tidewater’s receivables.

Moreover, higher commodity prices will not necessarily translate into increased demand for offshore support services or sustained higher pricing for offshore support vessel services, in part because customer demand is based on future commodity price expectations and not solely on current prices. Additionally, increased commodity demand may in the future be satisfied by land-based energy resource production and any increased demand for offshore support vessel services can be more than offset by an increased supply of offshore support vessels resulting from the reactivation of currently idle offshore support vessels and/or the construction of additional offshore support vessels.

Crude oil pricing volatility has increased in recent years as crude oil has emerged as a widely-traded financial asset class. To the extent speculative trading of crude oil causes excessive crude oil pricing volatility, Tidewater’s results of operations could potentially be negatively impacted if such price volatility affects spending and investment decisions of offshore exploration, development and production companies.

Tidewater’s customer base has undergone consolidation, and additional consolidation is possible.

Oil and natural gas companies and other energy companies and energy services companies have undergone consolidation, and additional consolidation is possible. Consolidation reduces the number of customers for

Tidewater’s equipment, and may negatively affect exploration, development and production activity as consolidated companies focus, at least initially, on increasing efficiency and reducing costs and may delay or abandon exploration activity with less promise. Such activity could adversely affect demand for Tidewater’s offshore services.

The high level of competition in the offshore marine service industry could negatively impact pricing for Tidewater’s services.

Tidewater operates in a highly competitive industry, which could depress charter and utilization rates and adversely affect its financial performance. Tidewater competes for business with Tidewater’s competitors on the basis of price; reputation for quality service; quality, suitability and technical capabilities of its vessels; availability of vessels; safety and efficiency; cost of mobilizing vessels from one market to a different market; and national flag preference. In addition, competition in international markets may be adversely affected by regulations requiring, among other things, local construction, flagging, ownership or control of vessels, the awarding of contracts to local contractors, the employment of local citizens and/or the purchase of supplies from local vendors.

Tidewater derives a significant amount of revenue from a relatively small number of customers.

For the periods from August 1, 2017 through December 31, 2017 (Successor, which refers to Tidewater post-reorganization), April 1, 2017 through July 31, 2017 (Predecessor, which refers to Tidewater pre-reorganization), and the twelve months ended March 31, 2017 (Predecessor), the five largest customers accounted for approximately 45%, 48% and 53%, respectively, of Tidewater’s total revenues, while the 10 largest customers accounted for approximately 64%, 69% and 75%, respectively, of Tidewater’s total revenues. While it is normal for Tidewater’s customer base to change over time as its time charter contracts expire and are replaced, Tidewater’s results of operations, financial condition and cash flows could be materially adversely affected if one or more of these customers were to decide to interrupt or curtail their activities, in general, or their activities with Tidewater, terminate their contracts with Tidewater, fail to renew existing contracts, and/or refuse to award new contracts.

The rise in production of unconventional crude oil and gas resources could increase supply without a commensurate growth in demand which would negatively impact oil and gas prices.

The rise in production of unconventional crude oil and gas resources in North America and the commissioning of a number of new large Liquefied Natural Gas (LNG) export facilities around the world have contributed to an over-supplied natural gas market. Production from unconventional resources has increased as drilling efficiencies have improved, lowering the costs of extraction. There has also been a buildup of crude oil inventories in the United States in part due to the increased development of unconventional crude oil resources. Prolonged increases in the worldwide supply of crude oil and natural gas, whether from conventional or unconventional sources, without a commensurate growth in demand for crude oil and natural gas will likely continue to weigh on the price of crude oil and natural gas. A prolonged period of low crude oil and natural gas prices would likely have a negative impact on development plans of exploration and production companies, which in turn, may result in a decrease in demand for offshore support vessel services.

Uncertain economic conditions may lead Tidewater’s customers to postpone capital spending.

Uncertainty about future global economic market conditions makes it challenging to forecast operating results and to make decisions about future investments. The success of Tidewater’s business is both directly and indirectly dependent upon conditions in the global financial and credit markets that are outside of Tidewater’s control and difficult to predict. Uncertain economic conditions may lead Tidewater’s customers to postpone capital spending in response to tighter credit markets and reductions in Tidewater’s customers’ income or asset values. Similarly, when lenders and institutional investors reduce, and in some cases, cease to provide funding to corporate and other industrial borrowers, the liquidity and financial condition of Tidewater and Tidewater’s customers can be adversely impacted. These factors may also adversely affect Tidewater’s liquidity and financial condition. Factors such as interest rates, availability of credit, inflation rates, economic uncertainty, changes in laws (including laws relating to taxation), trade barriers, commodity prices, currency exchange rates and controls, and national and international political circumstances (including wars, terrorist acts, security operations, and seaborne refugee issues) can have a material negative effect on Tidewater’s business, revenues and profitability.

An increase in vessel supply without a corresponding increase in the working offshore rig count could exacerbate the industry’s currently oversupplied condition.

Over the past decade, the combination of historically high commodity prices and technological advances resulted in significant growth in deepwater exploration, field development and production. During this time, construction of offshore vessels increased significantly in order to meet projected requirements of customers and potential customers. Excess offshore support vessel capacity usually exerts downward pressure on charter day rates. Excess capacity can occur when newly constructed vessels enter the worldwide offshore support vessel market and also when vessels migrate between markets. A discussion about Tidewater’s vessel fleet and vessel construction programs appears in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Vessel Count, Dispositions, Acquisitions and Construction Programs for the Six Months Ended June 30, 2018 and 2017” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Vessel Count, Dispositions, Acquisitions and Construction Programs for the Nine Months Ended December 31, 2017 and 2016” sections of this prospectus.

The offshore support vessel market has approximately 240 new-build offshore support vessels (deepwater PSVs, deepwater AHTS vessels and towing-supply vessels only) either under construction, on order or planned as of June 2018, which may be delivered to the worldwide offshore support vessel market primarily over the next 12 to 24 months, according to IHS-Markit. The current worldwide fleet of these classes of vessels is estimated at 3,520 vessels, according to the same source. An increase in vessel capacity without a corresponding increase in the working offshore rig count could exacerbate the industry’s currently oversupplied condition which may have the effect of lowering charter rates and utilization rates, which, in turn, could result in lower revenues to Tidewater.

In addition, the provisions of U.S. shipping laws restricting engagement of U.S. coastwise trade to vessels controlled by U.S. citizens may from time to time be circumvented by foreign competitors that seek to engage in trade reserved for vessels controlled by U.S. citizens and otherwise qualifying for coastwise trade. A repeal, suspension or significant modification of U.S. shipping laws, or the administrative erosion of their benefits, permitting vessels that are either foreign-flagged, foreign-built, foreign-owned, foreign-controlled or foreign-operated to engage in the U.S. coastwise trade, could also result in excess vessel capacity and increased competition, especially for Tidewater’s vessels that operate in the United States.

Tidewater operates in various regions throughout the world and is exposed to many risks inherent in doing business in countries other than the United States.

Tidewater operates in various regions throughout the world and is exposed to many risks inherent in doing business in countries other than the United States, some of which have recently become more pronounced. Tidewater’s customary risks of operating internationally include political and economic instability within the host country; possible vessel seizures or nationalization of assets and other governmental actions by the host country, including enforcement of customs, immigration or other laws that are not well developed or consistently enforced; foreign government regulations that favor or require the awarding of contracts to local competitors; an inability to recruit, retain or obtain work visas for workers of international operations; difficulties or delays in collecting customer and other accounts receivable; changing taxation policies; fluctuations in currency exchange rates; foreign currency revaluations and devaluations; restrictions on converting foreign currencies into U.S. dollars; expatriating customer and other payments made in jurisdictions outside of the United States; and import/export quotas and restrictions or other trade barriers, most of which are beyond the control of Tidewater. See

“Management’s Discussion and Analysis of Financial Condition and Results of Operations—Legal Proceedings” and “Additional Information About Tidewater—Challenges Tidewater Confronts as an International Offshore Vessel Company—Sonatide Joint Venture” and Note (14) of “Notes to Consolidated Financial Statements” included in this prospectus for a discussion of Tidewater’s Sonatide joint venture in Angola. While Tidewater no longer operates in Venezuela, Tidewater has substantial operations in Brazil, Mexico, Saudi Arabia, Angola, Nigeria and along the west coast of Africa, which generate a large portion of Tidewater’s revenue, where Tidewater is exposed to the risks described above. By virtue of the business combination, Tidewater will also inherit the risks associated with GulfMark’s operations in its various service areas around the world.

Tidewater is also subject to acts of piracy and kidnappings that put Tidewater’s assets and personnel at risk. The increase in the level of these criminal or terrorist acts over the last several years has been well-publicized.

As a marine services company that operates in offshore, coastal or tidal waters in challenging areas, Tidewater is particularly vulnerable to these kinds of unlawful activities. Although Tidewater takes what it considers to be prudent measures to protect its personnel and assets in markets that present these risks, including solicitation of advice from third-party experts, Tidewater has confronted these kinds of incidents in the past, and there can be no assurance it will not be subjected to them in the future.

The continued threat of terrorist activity, other acts of war or hostility and civil unrest have significantly increased the risk of political, economic and social instability in some of the geographic areas in which Tidewater operates. It is possible that further acts of terrorism or civil unrest may be directed against the United States domestically or abroad, and such acts of terrorism or civil unrest could be directed against properties and personnel of U.S. headquartered companies such as Tidewater. To date, Tidewater has not experienced any material adverse effects on its results of operations and financial condition as a result of terrorism, political instability, civil unrest or war.

Tidewater may not be able to generate sufficient cash flow to meet its debt service and other obligations.

Tidewater’s ability to make payments on its indebtedness and to fund its operations depends on Tidewater’s ability to generate cash in the future. This, to a large extent, is subject to conditions in the oil and natural gas industry, including commodity prices, demand for its services and the prices Tidewater is able to charge for its services, general economic and financial conditions, competition in the markets in which Tidewater operates, the impact of legislative and regulatory actions on how Tidewater conducts its business and other factors, all of which are beyond its control.

Lower levels of offshore exploration and development activity and spending by Tidewater’s customers globally has had a direct and significant impact on its financial performance, financial condition and financial outlook.

Tidewater may record additional losses or impairment charges related to its vessels.

Tidewater reviews the vessels in Tidewater’s active fleet for impairment whenever events occur or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable and Tidewater also performs a review of its stacked vessels not expected to return to active service whenever changes in circumstances indicate that the carrying amount of a vessel may not be recoverable. Tidewater has recorded impairment charges of $16.8 million, $184.7 million and $419.9 million, during the period from August 1, 2017 through December 31, 2017 (Successor), the period from April 1, 2017 through July 31, 2017 (Predecessor) and the nine-month period ended December 31, 2016 (Predecessor), respectively. In the event that offshore exploration and production industry conditions continue to deteriorate, or persist at current levels, Tidewater could be subject to additional vessel impairments in future periods. An impairment loss on Tidewater’s property and equipment exists when the estimated undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount and the carrying amount exceeds its fair value. Any impairment loss recognized represents the excess of the asset’s carrying value over the estimated fair value. As part of this analysis, Tidewater makes assumptions and estimates regarding future market conditions. To the extent actual results do not meet Tidewater’s estimated assumptions it may take an impairment loss in the future. Additionally, there can be no assurance that Tidewater will not have to take additional impairment charges in the future, if the currently depressed market conditions persist.

There are uncertainties in identifying and/or integrating acquisitions.

Although acquisitions have historically been an element of Tidewater’s business strategy, Tidewater cannot assure that it will be able to identify and acquire acceptable acquisition candidates on terms favorable to Tidewater in the future. Tidewater may be required to incur substantial indebtedness or issue equity to finance future acquisitions. Such additional debt service requirements may impose a significant burden on Tidewater’s results of operations and financial condition, and any equity issuance could have a dilutive impact on Tidewater’s stockholders. Tidewater cannot be certain that it will be able to successfully consolidate the operations and assets of any acquired business with its own business. Acquisitions may not perform as expected when the transaction was completed and may be dilutive to Tidewater’s overall operating results. In addition, Tidewater’s management may not be able to effectively manage a substantially larger business or successfully operate a new line of business.

Tidewater may not be able to successfully enter or grow a new line of business.

Historically, Tidewater’s operations and acquisitions focused primarily on offshore marine vessel services for the oil and gas industry. Entry into, or further development of, lines of business in which Tidewater has not historically operated may expose it to business and operational risks that are different from those Tidewater has experienced historically. Tidewater’s management may not be able to effectively manage these additional risks or implement successful business strategies in new lines of business. Additionally, Tidewater’s competitors in these lines of business may possess substantially greater operational knowledge, resources and experience than Tidewater.

Tidewater may have disruptions or disagreements with its foreign joint venture partners, which could lead to an unwinding of the joint venture.

Tidewater operates in several foreign areas through joint ventures with local companies, in some cases as a result of local laws requiring local company ownership. While the joint venture partner may provide local knowledge and experience, entering into joint ventures often requires Tidewater to surrender a measure of control over the assets and operations devoted to the joint venture, and occasions may arise when Tidewater does not agree with the business goals and objectives of its partner, or other factors may arise that make the continuation of the relationship unwise or untenable. Any such disagreements or discontinuation of the relationship could disrupt Tidewater’s operations, put assets dedicated to the joint venture at risk, or affect the continuity of its business. If Tidewater is unable to resolve issues with a joint venture partner, Tidewater may decide to terminate the joint venture and either locate a different partner and continue to work in the area or seek opportunities for Tidewater’s assets in another market. The unwinding of an existing joint venture could prove to be difficult or time-consuming, and the loss of revenue related to the termination or unwinding of a joint venture and costs related to the sourcing of a new partner or the mobilization of assets to another market could adversely affect Tidewater’s financial condition, results of operations or cash flows. Please refer to “Additional Information About Tidewater—Business” beginning on page 35 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 51 for additional discussion of Tidewater’s Sonatide joint venture in Angola and Tidewater’s joint venture in Nigeria, respectively.

Tidewater’s international operations expose it to currency devaluation and fluctuation risk.

As a global company, Tidewater’s international operations are exposed to foreign currency exchange rate risks on all charter hire contracts denominated in foreign currencies. For some of Tidewater’s international contracts, a portion of the revenue and local expenses is incurred in local currencies and Tidewater is at risk of changes in the exchange rates between the U.S. dollar and foreign currencies. In some instances, Tidewater receives payments in currencies which are not easily traded and may be illiquid. Tidewater generally does not (and in some cases cannot) hedge against any foreign currency rate fluctuations associated with foreign currency contracts that arise in the normal course of business, which exposes Tidewater to the risk of exchange rate losses. Gains and losses from the revaluation of Tidewater’s monetary assets and liabilities denominated in currencies other than the U.S. dollar are included in its consolidated statements of operations. Foreign currency fluctuations may cause the U.S. dollar value of Tidewater’s non-U.S. results of operations and net assets to vary with exchange rate fluctuations. This could have a negative impact on Tidewater’s results of operations and financial position. In addition, fluctuations in currencies relative to currencies in which the earnings are generated may make it more difficult to perform period-to-period comparisons of Tidewater’s reported results of operations.

To minimize the financial impact of these items, Tidewater attempts to contract a significant majority of its services in U.S. dollars and, when feasible, Tidewater attempts to not maintain large, non-U.S. dollar-denominated cash balances. In addition, Tidewater attempts to minimize the financial impact of these risks by matching the currency of Tidewater’s operating costs with the currency of revenue streams when considered appropriate. Tidewater monitors the currency exchange risks associated with all contracts not denominated in U.S. dollars.

As of June 30, 2018, Tidewater’s joint venture in Angola, Sonatide, maintained the equivalent of approximately $43 million of Angolan kwanza-denominated deposits in Angolan banks, largely related to customer receipts that had not yet been converted to U.S. dollars, expatriated and then remitted to Tidewater. A devaluation in the Angolan kwanza relative to the U.S. dollar would result in foreign exchange losses for Sonatide to the extent the Angolan kwanza-denominated asset balances were in excess of kwanza-denominated liabilities, 49% under the current joint venture structure would be borne by Tidewater. In addition, the joint venture structure could be modified by mutual agreement of Tidewater and its partner, which may increase the foreign exchange losses borne by Tidewater.

Tidewater’s insurance coverage and contractual indemnity protections may not be sufficient to protect Tidewater under all circumstances or against all risks.

Tidewater’s operations are subject to the hazards inherent in the offshore oilfield business. These include blowouts, explosions, fires, collisions, capsizings, sinkings, groundings and severe weather conditions. Some of these events could be the result of (or exacerbated by) mechanical failure or navigation or operational errors. These hazards could result in personal injury and loss of life, severe damage to or destruction of property and equipment (including to the property and equipment of third parties), pollution or environmental damage and suspension of operations, increased costs and loss of business. Damages arising from such occurrences may result in lawsuits alleging large claims, and Tidewater may incur substantial liabilities or losses as a result of these hazards.

Tidewater carries what it considers to be prudent levels of liability insurance, and Tidewater’s vessels are generally insured for their estimated market value against damage or loss, including war, terrorism acts and pollution risks. While Tidewater maintains insurance protection and seeks to obtain indemnity agreements from its customers requiring the customers to hold Tidewater harmless from some of these risks, Tidewater’s insurance and contractual indemnity protection may not be sufficient or effective to protect it under all circumstances or against all risks. Tidewater’s insurance coverages are subject to deductibles, the aggregate amount of which could be material, and certain exclusions. Tidewater does not directly or fully insure for business interruption. Insurance policies are subject to compliance with certain conditions, the failure of which could lead to a denial of coverage to a particular claim or the voiding of a particular insurance policy. The occurrence of a significant event not fully insured or indemnified against or the failure of a customer to meet its indemnification obligations to Tidewater could have a material and adverse effect on Tidewater’s results of operations and financial condition. Additionally, while Tidewater believes that it should be able to maintain adequate insurance in the future at rates considered commercially acceptable, Tidewater cannot guarantee that such insurance will continue to be available at commercially acceptable rates beyond the renewal periods, or that it will be adequate to cover future claims that may arise given the markets in which it operates, and providing that, Tidewater may not be able to secure sufficient insurance on favorable terms to cover operations of the combined company.

With Tidewater’s extensive international operations, it is subject to certain compliance risks under the Foreign Corrupt Practices Act or similar worldwide anti-bribery laws.

Tidewater’s global operations require it to comply with a number of U.S. and international laws and regulations, including those involving anti-bribery and anti-corruption. As a U.S. corporation, Tidewater is subject to the regulations imposed by the Foreign Corrupt Practices Act (“FCPA”), which generally prohibits U.S. companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business or obtaining an improper business benefit. Tidewater has adopted proactive procedures to promote compliance with the FCPA, but it may be held liable for actions taken by local partners or agents even though these partners or agents may themselves not be subject to the FCPA. Any determination that Tidewater has violated the FCPA (or any other applicable anti-bribery laws in countries in which Tidewater does business) could have a material adverse effect on its business and business reputation, as well as Tidewater’s results of operations, and cash flows. GulfMark was also subject to FCPA risks within its service areas around the world that Tidewater will inherit by virtue of the business combination.

There may be changes to complex and developing laws and regulations to which Tidewater is subject that would increase its cost of compliance and operational risk.

Tidewater’s operations are subject to many complex and burdensome laws and regulations. Stringent federal, state, local and foreign laws and regulations governing worker health and safety and the manning, construction and operation of vessels significantly affect its operations. Many aspects of the marine industry are subject to extensive governmental regulation by the United States Coast Guard, the United States Customs and Border Protection, and their foreign equivalents; as well as to standards imposed by private industry organizations such as the American Bureau of Shipping, the Oil Companies International Marine Forum, and the International Marine Contractors Association.

Further, many of the countries in which Tidewater operates have laws, regulations and enforcement systems that are less well developed than the laws, regulations and enforcement systems of the United States, and the requirements of these systems are not always readily discernible even to experienced and proactive participants. These countries’ laws can be unclear, and, the application and enforcement of these laws and regulations can be unpredictable and subject to frequent change or reinterpretation. Sometimes governments may apply such changes or reinterpretations with retroactive effect, and may impose associated taxes, fees, fines or penalties on Tidewater based on that reinterpretation or retroactive effect. While Tidewater endeavors to comply with applicable laws and regulations, its compliance efforts might not always be wholly successful, and failure to comply may result in administrative and civil penalties, criminal sanctions, imposition of remedial obligations or the suspension or termination of Tidewater’s operations. These laws and regulations may expose Tidewater to liability for the conduct of, or conditions caused by, others, including charterers or third party agents. Moreover, these laws and regulations could be changed or be interpreted in new, unexpected ways that substantially increase costs that Tidewater may not be able to pass along to its customers. Any changes in laws, regulations or standards imposing additional requirements or restrictions could adversely affect Tidewater’s financial condition, results of operations or cash flows.

There may be changes in the laws governing U.S. taxation of foreign source income.

Tidewater operates globally through various subsidiaries which are subject to changes in applicable tax laws, treaties or regulations in the jurisdictions in which it conducts its business, including laws or policies directed toward companies organized in jurisdictions with low tax rates. Tidewater determines its income tax expense based on its interpretation of the applicable tax laws and regulations in effect in each jurisdiction for the period during which Tidewater operates and earns income. A material change in the tax laws, tax treaties, regulations or accounting principles, or interpretation thereof, in one or more countries in which it conducts business, or in which Tidewater is incorporated or a resident of, could result in a higher effective tax rate on its worldwide earnings, and such change could be significant to its financial results. In addition, Tidewater’s overall effective tax rate could be adversely and suddenly affected by lower than anticipated earnings in countries with lower statutory rates and higher than anticipated earnings in countries with higher statutory rates, or by changes in the valuation of Tidewater’s deferred tax assets and liabilities.

Approximately 90% of Tidewater’s revenues and a majority of its net income are generated by Tidewater’s operations outside of the United States. Beginning in the quarter ended June 30, 2015, Tidewater uses a discrete effective tax rate method to calculate taxes for interim periods. Tidewater determined that due to the level of volatility and unpredictability of earnings in our industry, both overall and by jurisdiction, use of the discrete method will continue to be proper until facts and circumstances change.

Changes in applicable tax regulations could negatively affect Tidewater’s financial results. Tidewater is subject to taxation in the U.S. and numerous foreign jurisdictions. Tidewater’s financial results may differ from the estimates provided elsewhere in this prospectus, possibly materially, due to, among other things, the Tax Act, changes in interpretations of the Tax Act, any legislative action to address questions that arise because of the Tax Act, any changes in accounting standards for income taxes or related interpretations in response to the Tax Act, or any updates or changes to estimates Tidewater has utilized to calculate the transition impacts. Additionally, longstanding international tax norms that determine each country’s jurisdiction to tax cross-border international trade are evolving as a result of the Base Erosion and Profit Shifting reporting requirements recommended by the G8, G20 and Organization for Economic Cooperation and Development. As these and other tax laws and related regulations change, Tidewater’s financial results could be materially impacted. Given the unpredictability of these possible changes and their potential interdependency, it is very difficult to assess whether the overall effect of such potential tax changes would be cumulatively positive or negative for Tidewater’s earnings and cash flow, but such changes could adversely impact its financial results.

In addition, Tidewater’s income tax returns are subject to review and examination by the U.S. Internal Revenue Service (“IRS”) and other tax authorities where tax returns are filed. Tidewater routinely evaluates the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of Tidewater’s provision for taxes. Tidewater does not recognize the benefit of income tax positions it believes are more likely than not to be disallowed upon challenge by a tax authority. If any tax authority successfully challenges Tidewater’s operational structure or intercompany transfer pricing policies, or if the terms of certain income tax treaties were to be interpreted in a manner that is adverse to its structure, or if Tidewater loses a material tax dispute in any country, Tidewater’s effective tax rate on its worldwide earnings could increase, and Tidewater’s financial condition and results of operations could be materially and adversely affected.

Any changes in environmental regulations could increase the cost of energy and future production of oil and gas.

Tidewater’s operations are subject to federal, state, local and international laws and regulations that control the discharge of pollutants into the environment or otherwise relate to environmental protection. Compliance with such laws and regulations may require installation of costly equipment, increased manning or operational changes. Some environmental laws impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject Tidewater to liability without regard to whether it was negligent or at fault.

A variety of regulatory developments, proposals and requirements have been introduced (and in some cases enacted) in the U.S. and various other countries that are focused on restricting the emission of carbon dioxide, methane and other gases. Notwithstanding the current downturn in the oil industry punctuated by lessened demand and lower oil prices, any such regulations could ultimately result in the increased cost of energy as well as environmental and other costs, and capital expenditures could be necessary to comply with the limitations. These developments may have an adverse effect on future production and demand for hydrocarbons such as crude oil and natural gas in areas of the world where Tidewater’s customers operate and thus adversely affect future demand for Tidewater’s offshore support vessels and other assets, which are highly dependent on the level of activity in offshore oil and natural gas exploration, development and production markets. In addition, the increased regulation of environmental emissions may create greater incentives for the use of alternative energy sources. Unless and until regulations are implemented and their effects are known, Tidewater cannot reasonably or reliably estimate their impact on its financial condition, results of operations and ability to compete. However, any long term material adverse effect on the crude oil and natural gas industry may adversely affect Tidewater’s financial condition, results of operations and cash flows.

Adoption of climate change and greenhouse gas restrictions could increase the cost of energy and future production of oil and gas.

Due to concern over the risk of climate change, a number of countries have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These include adoption of cap and trade regimes, carbon taxes, restrictive permitting, increased efficiency standards, and incentives or mandates for renewable energy. These requirements could make Tidewater’s customer’s products more expensive and reduce demand for hydrocarbons, as well as shift hydrocarbon demand toward relatively lower-carbon sources such as natural gas, any of which may reduce demand for its services.

Tidewater may be subject to additional unionization efforts, new collective bargaining agreements or work stoppages.

In locations in which it is required to do so, including in service area locations acquired by virtue of the business combination with GulfMark, Tidewater has union workers, subject to collective bargaining agreements, that are periodically in negotiation. These negotiations could result in higher personnel expenses, other increased costs, or increased operational restrictions. Further, efforts have been made from time to time to unionize other portions of Tidewater’s workforce, including its U.S. Gulf of Mexico employees. Tidewater has also been subjected to threatened strikes or work stoppages and other labor disruptions in certain countries. Additional unionization efforts, new collective bargaining agreements or work stoppages could materially increase Tidewater’s costs and operating restrictions, reduce its revenues, or limit its flexibility.

Risks Relating to Tidewater’s Securities

Tidewater common stock is subject to restrictions on foreign ownership and possible required divestiture by non-U.S. Citizen stockholders.

Certain of Tidewater’s operations are conducted in the U.S. coastwise trade and are governed by the U.S. federal law commonly known as the Jones Act. The Jones Act restricts waterborne transportation of goods and passengers between points in the United States (known as coastwise trade) to vessels owned and controlled by “U.S. Citizens” as defined thereunder (which Tidewater refers to as U.S. Citizens). Tidewater could lose the privilege of owning and operating vessels in the coastwise trade if non-U.S. Citizens were to own or control, in the aggregate, more than 25% of common stock in Tidewater. Such loss could have a material adverse effect on Tidewater’s results of operations.

The Tidewater charter and the Tidewater bylaws (as amended and restated in connection with the business combination, the “Tidewater bylaws”) authorize the Tidewater board of directors (the “Tidewater Board”) to establish with respect to any class or series of capital stock of Tidewater certain rules, policies and procedures, including procedures with respect to transfer of shares, to ensure compliance with the Jones Act. In order to provide a reasonable margin for compliance with the Jones Act, the Tidewater charter provides that, all non-U.S. Citizens in the aggregate may own up to 24% of the outstanding shares of common stock and any individual non-U.S. Citizen may own up to 4.9% of the outstanding shares of common stock.

On the Emergence Date (as defined under the section entitled “Additional Information About Tidewater—Reorganization of Tidewater”), approximately 22% of Tidewater’s outstanding common stock was owned by non-U.S. Citizens. At and during such time that the permitted limit of ownership by non-U.S. Citizens is reached with respect to shares of common stock, as applicable, Tidewater will be unable to issue any further shares of such class of common stock or approve transfers of such class of common stock to non-U.S. Citizens. Any purported transfer of shares of Tidewater common stock in violation of these ownership provisions will be ineffective to transfer the common stock or any voting, dividend or other rights associated with them. The existence and enforcement of these requirements could have an adverse impact on the liquidity or market value of Tidewater’s equity securities in the event that U.S. Citizens were unable to transfer Tidewater shares to non-U.S. Citizens. Furthermore, under certain circumstances, this ownership requirement could discourage, delay or prevent a change of control of Tidewater.

The market price of Tidewater’s securities is subject to volatility.

Upon emergence from the Chapter 11 proceeding, Tidewater’s old common stock was canceled and Tidewater issued new common stock. The market price of Tidewater common stock could be subject to wide fluctuations in response to, and the level of trading that develops with Tidewater common stock may be affected by, numerous factors beyond Tidewater’s control such as, Tidewater’s limited trading history subsequent to Tidewater’s emergence from bankruptcy, on occasion Tidewater’s securities are thinly traded, the lack of comparable historical financial information due to Tidewater’s adoption of fresh-start accounting, actual or anticipated variations in Tidewater’s operating results and cash flow, business conditions in Tidewater’s markets and the general state of the securities markets and the market for energy-related stocks, as well as general economic and market conditions and other factors that may affect Tidewater’s future results, including those described in this prospectus.

Because Tidewater currently has no plans to pay cash dividends or other distributions on Tidewater common stock, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

Tidewater currently does not expect to pay any cash dividends or other distributions on Tidewater common stock in the foreseeable future. Any future determination to pay cash dividends or other distributions on Tidewater common stock will be at the sole discretion of the Tidewater Board and, if Tidewater elects to pay such dividends in the future, Tidewater may reduce or discontinue entirely the payment of such dividends at any time. The Tidewater Board may take into account general and economic conditions, Tidewater’s financial condition and operating results, Tidewater’s available cash and current and anticipated cash needs, capital requirements, agreements governing any existing and future indebtedness of Tidewater or its subsidiaries may incur and other contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by Tidewater to its stockholders, and such other factors as the Tidewater Board may deem relevant. As a result, you may not receive any return on an investment in Tidewater common stock unless you sell Tidewater common stock for a price greater than that which you paid for it.

Tidewater’s ability to raise capital in the future may be limited, which could make it unable to fund Tidewater’s capital requirements.

Tidewater’s business and operations may consume cash more quickly than it anticipates potentially impairing its ability to make capital expenditures to maintain Tidewater’s fleet and other assets in suitable operating condition. If Tidewater’s cash flows from operating activities are not sufficient to fund capital expenditures, it would be required to further reduce these expenditures or to fund capital expenditures through debt or equity issuances or through alternative financing plans or selling assets. If adequate funds are not available on acceptable terms, Tidewater may be unable to fund its capital requirements. Tidewater’s ability to raise debt or equity capital or to refinance or restructure existing debt arrangements are limited by its existing debt arrangements and will depend on the condition of the capital markets and Tidewater’s financial condition at such time, among other things. Any limitations in Tidewater’s ability to finance future capital expenditures may limit Tidewater’s ability to respond to changes in customer preferences, technological change and other market conditions, which may diminish Tidewater’s competitive position within its sector.

If Tidewater issues additional equity securities, existing stockholders will experience dilution. The Tidewater certificate of incorporation permits the Tidewater Board to issue preferred stock, which could have rights and preferences senior to those of Tidewater common stock. Because Tidewater’s decision to issue securities in any future offering will depend on market conditions and other factors beyond its control, Tidewater cannot predict or estimate the amount, timing or nature of its future offerings. Thus, Tidewater’s security holders bear the risk of its future securities offerings reducing the market price of Tidewater common stock or other securities, diluting their interest or being subject to rights and preferences senior to their own.

If securities analysts do not publish research or reports about Tidewater’s business or if they downgrade or provide a negative outlook on Tidewater’s securities or its industry, the market price of Tidewater’s securities and its trading volume could decline.

The trading markets for Tidewater’s securities rely in part on the research and reports that industry or financial analysts publish about Tidewater or its business. Tidewater does not control these analysts. Furthermore, if one or more of the analysts who do cover Tidewater downgrade or provide a negative outlook on Tidewater’s securities or its industry or the stock of any of Tidewater’s competitors, or publish inaccurate or unfavorable research about Tidewater’s business, the price of Tidewater’s securities could decline. If one or more of these analysts ceases coverage of Tidewater’s business or fails to publish reports on Tidewater regularly, Tidewater could lose visibility in the market, which in turn could cause the price or trading volume of Tidewater’s securities to decline.

Anti-takeover provisions and limitations on foreign ownership in Tidewater’s organizational documents could delay or prevent a change of control.

Certain provisions of the Tidewater certificate of incorporation and the Tidewater bylaws may have an anti-takeover effect and may delay, defer or prevent a merger, acquisition, tender offer, takeover attempt or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by Tidewater’s stockholders. These provisions provide for, among other things:

•	the ability of the Tidewater Board to issue, and determine the rights, powers and preferences of, one or more series of preferred stock;

•	advance notice for nominations of directors by stockholders and for stockholders to present matters for consideration at Tidewater’s annual meetings;

•	limitations on convening special stockholder meetings;

•	the prohibition on stockholders to act by written consent;

•	supermajority vote of stockholders to amend certain provisions of the certificate of incorporation;

•	limitations on expanding the size of the Tidewater Board;

•	the availability for issuance of additional shares of common stock; and

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restrictions on the ability of any natural person or entity that does not satisfy the citizenship requirements of the U.S. maritime laws to own, in the aggregate, more than 24% of the outstanding shares of Tidewater common stock.

These anti-takeover provisions and foreign ownership limitations could discourage, delay or prevent a transaction involving a change in control of Tidewater, including actions that Tidewater’s stockholders may deem advantageous, or negatively affect the trading price of Tidewater common stock and other securities. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause Tidewater to take other corporate actions you desire.

The exercise of all or any number of outstanding warrants or the issuance or vesting of equity awards may dilute your ownership of shares of Common Stock.

Tidewater has a number of outstanding securities that provide for the right to purchase or receive shares of Common Stock, including five series of warrants (three issued by Tidewater and two originally issued by GulfMark and assumed by Tidewater as a result of the business combination) and certain compensatory equity awards.

As of September 30, 2018, Tidewater had 3,512,416 shares of Common Stock issuable upon the exercise of Tidewater creditor warrants, with an exercise price of $0.001 per share (the “creditor warrants” or the “TDW Jones Act Warrants”). Tidewater also has up to 2,432,432 and 2,629,657 shares of Common Stock issuable upon the exercise of the 2,432,432 Series A Warrants and 2,629,657 Series B Warrants with exercise prices of $57.06 and $62.28 per share, respectively (together, the “equity warrants or the “TDW Equity Warrants”).

As a result of the business combination that closed on November 15, 2018, Tidewater assumed the GLF Warrants, of which there are two series (GLF Jones Act Warrants and GLF Equity Warrants). At the closing, pursuant to the merger agreement and the applicable warrant agreement (as assumed and amended by Tidewater at the closing), each GLF Warrant was automatically converted into a warrant exercisable for 1.100 shares of Common Stock upon payment to Tidewater of the applicable exercise price and subject to the other terms and conditions of the applicable warrant agreement, including cash paid in lieu of any fractional share. At the closing, there were 2,339,658 GLF Jones Act Warrants outstanding, representing the right to purchase an aggregate of 2,573,624 shares of Common Stock with an exercise price of $0.01 per share, and 783,009 GLF Equity Warrants outstanding, representing the right to purchase an aggregate 861,310 shares of Common Stock with an exercise price of $100.00 per share.

Investors could be subject to voting dilution upon the exercise of TDW Jones Act Warrants and GLF Jones Act Warrants, each on a nominal exercise price subject to Jones Act-related foreign ownership restrictions, and voting and economic dilution upon the exercise of TDW Equity Warrants and GLF Equity Warrants.

With respect to compensatory equity awards, a total of 3,048,877 shares of Tidewater Common Stock have been reserved for issuance under the 2017 Stock Incentive Plan as equity-based awards to Tidewater employees, directors and certain other persons. As of June 30, 2018, 1,471,423 restricted stock units are outstanding under the 2017 Stock Incentive Plan, subject to vesting requirements. In addition, at the closing, as provided in the merger agreement, Tidewater assumed certain outstanding restricted stock units that had been originally granted by GulfMark under the GulfMark Management Incentive Plan (the “GLF MIP”). As adjusted to reflect the exchange ratio, these legacy GulfMark restricted stock units represent the right to receive an aggregate 88,479 shares of Common Stock, provided the applicable vesting requirements are met. In addition, following the closing, Tidewater adopted the GLF MIP and the shares remaining available for issuance under it, which, as adjusted to reflect the exchange ratio, represents an additional 835,872 shares of Tidewater common stock that may be issued to certain service providers to the extent permitted under NYSE listing rules.

The grant or vesting of equity awards, including any that Tidewater may grant or assume in the future, whether under the 2017 Stock Incentive Plan or any other equity plan sponsored by Tidewater, and the exercise of warrants and the subsequent issuance of shares of Common Stock could have an adverse effect on the market for Common Stock, including the price that an investor could obtain for their shares of Common Stock.

There may be a limited trading market for the TDW Jones Act Warrants and the GLF Jones Act Warrants and you may have difficulty trading and obtaining quotations for TDW Jones Act Warrants or GLF Jones Act Warrants.

While there is sporadic trading of TDW Jones Act Warrants and GLF Jones Act Warrants, there is currently no active trading market for either of the TDW Jones Act Warrants or GLF Jones Act Warrants, and there can be no assurance that an active trading market will develop. The lack of an active trading market may impair your ability to sell your TDW Jones Act Warrants or GLF Jones Act Warrants at the time you wish to sell them or at a price that you consider acceptable. The lack of an active trading market may also reduce the fair market value of your TDW Jones Act Warrants or GLF Jones Act Warrants. While there are unsolicited quotes for TDW Jones Act Warrants and GLF Jones Act Warrants on the OTC Pink Market, there is no market maker for this security on the OTC Pink Market. As a result, you may find it difficult to dispose of, or to obtain accurate quotations of the price of, TDW Jones Act Warrants or GLF Jones Act Warrants. This severely limits the liquidity of the TDW Jones Act Warrants and the GLF Jones Act Warrants, and will likely reduce the market price of the TDW Jones Act Warrants and the GLF Jones Act Warrants.

There is no guarantee that the Series A Warrants, Series B Warrants, or the GLF Equity Warrants will ever be in the money, and unexercised warrants may expire with limited or no value. Further, the terms of such warrants may be amended.

As long as Tidewater’s stock price is below the strike price of each of the Series A Warrants and Series B Warrants ($57.06 per share for Series A Warrants, and $62.28 per share for Series B Warrants), or the strike price of the GLF Equity Warrants ($100.00 per share), these warrants will have limited economic value, and they may expire before any value is realized. In addition, each warrant agreement provides that the terms of the warrants subject to that agreement may be amended without the consent of any holder of such warrants to cure any ambiguity or correct any defective provision. However, for any change that would adversely affect the interests of all holders of a given series of warrants, the applicable warrant agreement requires that such amendment be approved by the holders of at least a certain percentage of the then-outstanding warrants to make such a change.

Tidewater may not be able to maintain a listing of Tidewater common stock on the NYSE.

Tidewater must continue to meet certain financial and liquidity criteria to maintain the listing of Tidewater’s securities on the NYSE. If Tidewater fails to meet any of the NYSE’s continued listing standards, Tidewater common stock may be delisted. A delisting of Tidewater common stock may materially impair Tidewater’s stockholders’ ability to buy and sell Tidewater common stock and could have an adverse effect on the market price of, and the efficiency of, the trading market for these securities. A delisting of Tidewater common stock could significantly impair Tidewater’s ability to raise capital.

MARKET PRICE OF TIDEWATER COMMON STOCK AND DIVIDEND INFORMATION

Tidewater Market Price and Dividend Information

Tidewater common stock is listed on the NYSE under the symbol “TDW.” The following table sets forth the high and low prices per share for Tidewater common stock for the periods indicated, in each case rounded to the nearest whole cent. Tidewater’s fiscal year ends on December 31.

	High ($)	Low ($)
Year Ended December 31, 2018 (Successor):
Quarter ended December 31, 2018 (through November 9, 2018)	36.09	25.44
Quarter ended September 30, 2018	34.40	28.26
Quarter ended June 30, 2018	35.65	27.75
Quarter ended March 31, 2018	30.00	23.82

Nine Month Transition Period Ended December 31, 2017:
Quarter ended December 31, 2017 (Successor)	29.08	23.56
Period from August 1, 2017 to September 30, 2017 (Successor)	30.31	20.38
Period from July 1, 2017 to July 31, 2017 (Predecessor)	1.05	0.72
Quarter ended June 30, 2017 (Predecessor)	1.19	0.66

Year ended March 31, 2017 (Predecessor):
Quarter ended March 31, 2017	3.93	0.80
Quarter ended December 31, 2016	4.49	1.44
Quarter ended September 30, 2016	5.21	2.16
Quarter ended June 30, 2016	9.37	3.79

There were no dividends declared by Tidewater during the year ended March 31, 2017 (nor during the nine-month transition period ended December 31, 2017) and there were no dividends declared by Tidewater during the quarters ended March 31, 2018, June 30, 2018 or September 30, 2018.

You should obtain current market quotations for shares of Tidewater common stock, as the market price of Tidewater common stock will fluctuate between the date of this prospectus and the date on which the GLF Warrants are exercised for shares of Tidewater common stock, at times in between and thereafter. You can obtain these quotations from publicly available sources.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This registration statement on Form S-1, of which this prospectus forms a part, and the documents to which Tidewater refers you in this registration statement, of which this prospectus forms a part, include certain “forward-looking statements” within the meaning of, and subject to the safe harbor created by, Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act (the “safe harbor provisions”). Words such as “anticipate,” “assume,” “believe,” “build,” “continue,” “create,” “design,” “estimate,” “expect,” “focus,” “forecast,” “future,” “goal,” “guidance,” “imply,” “intend,” “look,” “objective,” “opportunity,” “outlook,” “plan,” “position,” “potential,” “predict,” “project,” “prospective,” “pursue,” “seek,” “strategy,” “target,” “work,” “could,” “may,” “should,” “would,” “will” or the negative of such terms or other variations thereof, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events, identify forward-looking statements with respect to the business, strategies and plans of Tidewater, its expectations relating to the business combination and its future financial condition and performance. Tidewater cautions investors that any forward-looking statements are subject to risks and uncertainties that may cause actual results and future trends to differ materially from those matters expressed in or implied by such forward-looking statements. Investors are cautioned not to place undue reliance on forward-looking statements. Among the risks and uncertainties that could cause actual results to differ from those described in forward-looking statements are the following:

•	the risk that the business combination may not be accretive, and may be dilutive, to Tidewater’s earnings per share, which may negatively affect the market price of shares of Tidewater common stock;

•	the risk that Tidewater may fail to realize the benefits expected from the business combination;

•	the risk that any announcements relating to, or the completion of, the business combination could have adverse effects on the market price of Tidewater common stock;

•	the risk related to any unknown or unforeseen liability of GulfMark;

•

the risk that the business combination and its announcement and/or completion could have an adverse effect on the ability of Tidewater and GulfMark to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers;

•	the risk of any changes in general economic, market or business conditions, or changes in the economic or financial condition of Tidewater; and

•	the risks to its operating results and business generally.

Such factors are difficult to predict and in many cases may be beyond the control of Tidewater. Tidewater’s forward-looking statements are based on assumptions that Tidewater believes to be reasonable but that may not prove to be accurate. All of the forward-looking statements made by Tidewater in this prospectus are qualified by the information contained herein, including the information contained under this heading.

Tidewater undertakes no obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances that occur, or which it becomes aware of, except as required by applicable law or regulation. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

THE OFFERING

Issuer:	Tidewater Inc.

Shares of Common Stock that may be offered by the Issuer:	3,434,934 shares of Common Stock, consisting of 2,573,624 shares issuable upon the exercise of GLF Jones Act Warrants and 861,310 shares issuable upon the exercise of GLF Equity Warrants

Offering:	The purpose of this offering is to register the shares of Common Stock that are issuable upon the exercise of two series of outstanding GLF Warrants: GLF Equity Warrants, which may be exercised at any time until November 14, 2024 for an exercise price of $100.00 per share, and GLF Jones Act Warrants, which may be exercised at any time until November 14, 2042 for an exercise price of $0.01 per share.

As a result of the closing of the business combination between Tidewater and GulfMark that was consummated on November 15, 2018, Tidewater assumed the GLF Warrants and will issue shares of Common Stock to the holders of GLF Warrants in the future, at times and in amounts determined by such holders through their exercise of these GLF Warrants in accordance with the applicable GLF Warrant Agreement, and the shares of Common Stock subject to this registration statement are being registered for this purpose.

In accordance with the terms of the merger agreement and the applicable warrant agreement (as assumed and amended by Tidewater at the closing), each GLF Warrant represents the right to receive 1.100 shares of Common Stock upon payment to Tidewater of the applicable exercise price and subject to the other terms and conditions of the applicable warrant agreement, including the limitations on foreign ownership as set forth in the Tidewater charter that are intended to comply with the Jones Act, with cash paid in lieu of any fractional share.

Use of Proceeds:	Tidewater will not receive any proceeds from the exercise of GLF Jones Act Warrants, as they may only be exercised using a cashless exercise procedure. Holders of GLF Equity Warrants may elect to exercise their warrants using a cashless exercise procedure or may pay the aggregate exercise price in cash. Tidewater would receive the proceeds from any cash exercise of the GLF Equity Warrants to purchase shares of Common Stock. Any such proceeds would be used for general corporate purposes.

Risk Factors:	For more information, see the section entitled “Risk Factors” beginning on page 5 of this prospectus and other information included in this prospectus for a discussion of factors you should carefully consider.

NYSE Common Stock symbol:	“TDW”

Transfer Agent and Registrar:	Computershare

USE OF PROCEEDS

Tidewater will not receive any cash proceeds from the exercise of GLF Jones Act Warrants because, by their terms, GLF Jones Act Warrants may only be exercised through a cashless exercise procedure, in which the number of shares of Common Stock delivered to the exercising warrantholder upon exercise will be reduced by the number of shares of Common Stock necessary to cover the aggregate exercise price. Holders of GLF Equity Warrants may elect either to exercise their warrants using a cashless exercise procedure or to pay the aggregate exercise price in cash. Tidewater will receive the proceeds from any cash exercise of the GLF Equity Warrants. If all GLF Equity Warrants that were outstanding as of the closing were exercised for cash, we would receive gross proceeds of approximately $86,131,000. Tidewater intends to use any proceeds received upon the cash exercise of GLF Equity Warrants for general corporate purposes.

DETERMINATION OF OFFERING PRICE

The offering price per share of Common Stock issuable under the GLF Warrants is an exercise price set forth in the applicable GLF Warrant Agreement. For GLF Jones Act Warrants, the exercise price is $0.01 per share of Common Stock and for GLF Equity Warrants, the exercise price is $100.00 per share of Common Stock, in each case, subject to adjustment as provided in the applicable GLF Warrant Agreement.

PLAN OF DISTRIBUTION

As provided in the applicable GLF Warrant Agreement, the shares of Common Stock offered and sold pursuant to this prospectus will be delivered by Tidewater directly to warrantholders upon the exercise of GLF Warrants, when and to the extent such warrantholder elects to exercise such GLF Warrants, subject to the limitations set forth in the Tidewater charter intended to comply with the Jones Act.

THE WARRANTS

As a result of the business combination, Tidewater assumed the GLF Warrants and will be obligated to issue shares of Common Stock to the holders of GLF Warrants from time to time in the future, in amounts determined by such holders through their exercise of these GLF Warrants, subject to the limits set forth in the Tidewater charter intended to comply with the Jones Act, and the shares of Common Stock subject to this registration statement are being registered for this purpose.

There are two series of GLF Warrants: GLF Jones Act Warrants, which may be exercised at any time until November 14, 2042 for an exercise price of $0.01 per share, and GLF Equity Warrants, which may be exercised at any time until November 14, 2024 for an exercise price of $100.00 per share. Each series of GLF Warrant is subject to the terms and conditions of a warrant agreement, which was amended in connection with the business combination and assumed by Tidewater effective upon the closing (the “GLF Jones Act Warrant Agreement” and the “GLF Equity Warrant Agreement” and together, the “GLF Warrant Agreements”). Although all of the GLF Warrants are immediately exercisable, exercise of any GLF Warrants is subject to, among other things, the limitations on foreign ownership as set forth in the Tidewater charter that are intended to comply with the Jones Act.

Specifically, the Jones Act, which applies to companies that engage in maritime transportation of merchandise and passengers between points in the United States (known as marine cabotage services or coastwise trade), requires, among other things, that the aggregate ownership of common stock of a publicly-traded company by non-U.S. citizens not exceed 25% of its outstanding common stock. Therefore, in order to ensure compliance with the Jones Act, Tidewater’s charter restricts ownership of the total number of shares of capital stock by all non-U.S. citizens to not more than 24% in the aggregate and restricts ownership of the total number of shares of capital stock by any individual non-U.S. citizen to not more than 4.9%.

As adjusted by the merger agreement and the applicable GLF Warrant Agreement, each GLF Warrant represents the right to receive 1.100 shares of Common Stock upon payment to Tidewater of the applicable exercise price and subject to the other terms and conditions of the applicable GLF Warrant Agreement, including the limitations on foreign ownership as set forth in the Tidewater charter that are intended to comply with the Jones Act. As provided in the applicable warrant agreement, no fractional shares will be issued upon the exercise of GLF Warrants; rather, in exchange for payment of the applicable aggregate per-share exercise price, an exercising warrantholder will be entitled to receive a number of shares of Common Stock equal to all GLF Warrants of that series being exercised by such holder multiplied by 1.100, rounded down to the nearest whole share, with cash paid in lieu of any fractional share based on the closing price of a share of Common Stock on the NYSE on November 14, 2018, the last trading day prior to the closing.

The foregoing description of the GLF Warrants is not complete and is qualified by reference to the applicable GLF Warrant Agreement. With respect to the GLF Jones Act Warrants, the two documents constituting the GLF Jones Act Warrant Agreement are filed as Exhibits 4.1 and 4.2 to, and are incorporated by reference into, this prospectus. With respect to the GLF Equity Warrants, the two documents constituting the GLF Equity Warrant Agreement are filed as Exhibits 4.3 and 4.4 to, and are incorporated by reference into, this prospectus.

INFORMATION REGARDING TIDEWATER DIRECTORS FOLLOWING THE BUSINESS COMBINATION

Director Biographies

A biography of each director of Tidewater immediately following the consummation of the business combination is set forth below. The information in each biography is presented as of November 9, 2018.

Name, Age and Position	Business and Leadership Experience	Tidewater Director since
Thomas R. Bates, Jr., 69 Chairman of the Board Member of the Compensation Committee and Nominating and Corporate Governance Committee

Business and Leadership Experience: Mr. Bates has been an Adjunct Professor at the Neeley School of Business at Texas Christian University since January 2011 and currently serves as the Co-Chair of the Advisory Board for the Energy MBA Program. Mr. Bates began his career with Shell Oil Company where he was responsible for aspects of drilling research and operations. He served as President of the Anadrill division of Schlumberger Limited from 1992 to 1997, Chief Executive Officer of Weatherford Enterra, Inc. from 1997 to 1998, Senior Vice President and Discovery Group President of Baker Hughes Incorporated from 1998 to 2000, and Managing Director and Senior Advisor of Lime Rock Partners from 2002 to 2012. Mr. Bates holds B.S.E., M.S.E., and Ph.D. degrees in Mechanical Engineering from the University of Michigan. Mr. Bates currently serves as Chairman and Director of both Independence Contract Drilling, Inc. and Vantage Drilling International. He also serves on the boards of Alacer Gold Corporation, TETRA Technologies, Inc. and Wellflex Energy Partners, LLC. He previously served on the boards of FTS International Inc., T-3 Energy Services, Inc., Hercules Offshore, Inc. and NATCO Group, Inc.

		2017

Alan J. Carr, 48 Chairman of the Nominating and Corporate Governance Committee and Member of the Compensation Committee

Business and Leadership Experience: Mr. Carr has served as the Chief Executive Officer and Managing Member of Drivetrain, LLC, a fiduciary services firm which supports the investment community, since 2013. Mr. Carr practiced as a corporate restructuring attorney at Ravin, Sarasohn, Baumgarten, Fisch & Rosen from 1995 to 1997 and at Skadden, Arps, Slate, Meagher & Flom LLP from 1997 to 2003. From 2003 to 2013, he served as the Managing Director at Strategic Value Partners LLC, an investment manager for hedge funds and private equity funds. Mr. Carr holds a B.A. in Economics from Brandeis University and a J.D. from Tulane Law School. Mr. Carr currently serves on the boards of Sears Holdings Corp., TEAC Corporation, Verso Corporation, and Midstates Petroleum Company. He previously served on the boards of LightSquared Inc. and LightSquared LLP.

		2017
Randee E. Day, 69 Member of the Audit Committee and Nominating	Business and Leadership Experience: Ms. Day has served as the Chief Executive Officer of Goldin Maritime, LLC, since 2016. She previously led the boutique restructuring and advisory firm Day & Partners, LLC from	2017

Name, Age and Position	Business and Leadership Experience	Tidewater Director since
and Corporate Governance Committee

2011 to 2016; and in 2011, she served as the interim Chief Executive Officer of DHT Maritime, Inc. Ms. Day served as a Managing Director at the Seabury Group, a transportation advisory firm from 2004 to 2010, where she led the maritime practice and was the Division Head of JP Morgan’s shipping group in New York from 1978 to 1985. Ms. Day currently serves as a director on the boards of Eagle Bulk Shipping Inc. and International Seaways, Inc. She has previously served on the boards of numerous public companies, including TBS International Ltd., Ocean Rig ASA, DHT Maritime Inc. and Excel Maritime. Ms. Day is a graduate of the School of International Relations at the University of Southern California and undertook graduate business studies at The George Washington University. In December 2014, she graduated from the Senior Executives in National and International Security Program at the Kennedy School at Harvard University.

Dick Fagerstal, 57 Chairman of the Audit Committee

Business and Leadership Experience: Mr. Fagerstal has served as Chairman and Chief Executive Officer of Global Marine Holdings LLC and Executive Chairman of Global Marine Systems Ltd. since 2014. He previously served as a director of Frontier Oil Corporation. He served in the Royal Swedish Army (Special Forces) from 1979 to 1983. Mr. Fagerstal was previously employed by Seacor Holdings, Inc. serving as Senior Vice President, Finance & Corporate Development from 2003 to 2014 and as Vice President Finance & Treasurer from 2002 to 2003. Mr. Fagerstal served as Executive Vice President, Chief Financial Officer and director of Era Group Inc. from 2011 to 2012. Mr. Fagerstal was the Senior Vice President and Chief Financial Officer and director of Chiles Offshore Inc. from 1997 to 2002 and served as a banker in various positions at DnB NOR Bank ASA from 1986 to 1997. Mr. Fagerstal received a B.S. in Economics from the University of Gothenburg in 1984 and an M.B.A. in Finance as a Fulbright Scholar from New York University in 1986.

		2017

Steven L. Newman, 53 Chairman of the Compensation Committee and Member of the Audit Committee	Business and Leadership Experience: Mr. Newman served as the Chief Executive Officer at Transocean Ltd. from March 2010 to February 2015 and as President from May 2008 to February 2015. He served as the Chief Operating Officer of Transocean Ltd. from May 2008 to November 2009 and held various other positions with Transocean beginning in 1994. Prior to working with Transocean, he served as a Financial Analyst at Chevron from 1992 to 1994, and was a Reservoir Engineer with	2017

Name, Age and Position	Business and Leadership Experience	Tidewater Director since
	Mobil E&P, US from 1989 to 1990. Mr. Newman currently serves as a director of Dril-Quip, Inc. and of SNC-Lavalin Group Inc. He previously served as a director of Transocean Ltd. and of Bumi Armada Berhad. Mr. Newman received a B.S. in Petroleum Engineering from the Colorado School of Mines and an MBA from the Harvard University Graduate School of Business.

Louis Raspino, 65

Business and Leadership Experience: Mr. Raspino’s career has spanned almost 40 years in the energy industry, most recently as Chairman of Clarion Offshore Partners, a partnership with Blackstone that served as its platform for pursuing worldwide investments in the offshore oil & gas services sector, from October 2015 until October 2017. Mr. Raspino served as President, Chief Executive Officer and a director of Pride International, Inc. from June 2005 until the company merged with Ensco plc in May 2011 and as its Executive Vice President and Chief Financial Officer from December 2003 until June 2005. From July 2001 until December 2003, he served as Senior Vice President, Finance and Chief Financial Officer of Grant Prideco, Inc. and from February 1999 until March 2001, he served as Vice President of Finance at Halliburton. Prior to joining Haliburton, Mr. Raspino served as Senior Vice President at Burlington Resources, Inc. from October 1997 until July 1998. From 1978 until its merger with Burlington Resources, Inc. in 1997, he held a variety of positions at Louisiana Land and Exploration Company, most recently as Senior Vice President, Finance and Administration and Chief Financial Officer. Mr. Raspino previously served as a director of Chesapeake Energy Corporation and chairman of its audit committee from March 2013 until March 2016, and as a director of Dresser-Rand Group, Inc., where he served as chairman of the compensation committee and member of the audit committee, from December 2005 until its merger into Siemens in June 2015. He has served as a director of Forum Energy Technologies, an NYSE-listed global oilfield products company, since January 2012 and currently serves as the chairman of its compensation committee. Mr. Raspino also currently serves on the board of The American Bureau of Shipping, where he is a member of the audit and compensation committees. Mr. Raspino has served as Chairman of the GulfMark Board since November 2017.

		2018

Larry T. Rigdon, 70	Business and Leadership Experience: Mr. Rigdon, who was initially appointed to serve as an independent director in connection with the Restructuring, served as Tidewater’s interim President and Chief Executive Officer between October 16, 2017 and March 5, 2018. He has	2017

Name, Age and Position	Business and Leadership Experience	Tidewater Director since
nearly 40 years of experience in the offshore oil and gas industry. Mr. Rigdon worked as a consultant for FTI Consulting from 2015 to 2016 and for Duff and Phelps, LLC from 2010 to 2011. He served as the Chairman and Chief Executive Officer of Rigdon Marine from 2002 to 2008. Previously at Tidewater, Mr. Rigdon served as an Executive Vice President from 2000 to 2002, a Senior Vice President from 1997 to 2000, and a Vice President from 1992 to 1997. Before working at Tidewater, he served as Vice President at Zapata Gulf Marine from 1985 to 1992, and in various capacities, including Vice President of Domestic Divisions from 1983 to 1985, at Gulf Fleet Marine from 1977 to 1985. Mr. Rigdon currently serves as a director of Professional Rental Tools, LLC. He formerly served as a director of Jackson Offshore Holdings, Terresolve Technologies, GulfMark Offshore, and Rigdon Marine.

John T. Rynd, 60

Business and Leadership Experience: Mr. Rynd was appointed to serve as Tidewater’s president, chief executive officer, and a director effective March 5, 2018. He served as an outside director of Hornbeck Offshore, Inc. from 2011 to February 2018. From 2008 through 2016, Mr. Rynd served as President, Chief Executive Officer, and a director of Hercules Offshore, Inc., a publicly traded global provider of offshore contract drilling and liftboat services (“Hercules”). On August 13, 2015, Hercules and certain of its subsidiaries filed voluntary petitions for relief under the provisions of Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. On November 6, 2015, Hercules emerged from bankruptcy. On June 5, 2016, Hercules again filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. On December 2, 2016, Hercules’ assets were transferred to the HERO Liquidating Trust, and the common stock was canceled pursuant to its Chapter 11 plan. Prior to his time with Hercules, Mr. Rynd spent 11 years with Noble Drilling Services, Inc., where he served in a variety of management roles. Earlier in his career, he served in various roles of increasing levels of responsibility with Chiles Offshore and Rowan Companies. Mr. Rynd served as Chairman of the National Ocean Industries Association (NOIA) from 2014-15 and currently holds an Ex-Officio position on the Executive Committee. He currently serves on the board of directors of Fieldwood Holdings LLC (a portfolio company of Riverstone Holdings LLC), which is focused on the acquisition and development of conventional oil and gas assets in North America, including the Gulf of Mexico.

2018

Name, Age and Position	Business and Leadership Experience	Tidewater Director since

Robert P. Tamburrino, 62

Business and Leadership Experience: Mr. Tamburrino served as an Operating Partner for affiliates of Q Investments, L.P. from September 2006 through June 2016. Mr. Tamburrino served as the Chief Restructuring Officer and member of the Office of Chief Executive at Vantage Drilling International from March 21, 2016 to June 23, 2016. He served as the president and manager of Key 3 Casting, LLC from November 2009 through December 2013, following his roles as the Chief Executive Officer, President and Chief Operating Officer of INTERMET Corporation, and Chief Executive Officer and Chairman of the Board of Environmental Systems Products, an auto emissions testing business. He served as the Chief Financial Officer of Milgard Manufacturing, a Masco company from September 2004 through August 2006. He served in the Chief Financial Officer, Treasurer and Vice President, and Chief Operating Officer roles of Old Ladder Co. (DE), Inc. (also known as Werner Holding Co. (DE), Inc.) during December 1998 to April 2002. Prior to joining Werner Holding, he served in financial roles for Usinor subsidiaries from 1991 through 1998 including Chief Financial Officer for the steel service center group of Usinor, Senior Vice President and Chief Financial Officer of Francosteel Corporation, and Executive Vice President and Chief Financial Officer of Edgcomb Metals Company. He held financial and Chief Executive Officer positions with Rome Cable Corp., a manufacturer and distributor of copper electrical wire and cable from 1984 to 1990 and was employed by KPMG Peat Marwick from 1978 to 1984. Mr. Tamburrino is a certified public account. Since 2016, Mr. Tamburrino has also served in advisory and consulting roles in the energy sector. He recently served on the boards of directors of SVP Worldwide (also known as Singer Company) and Alloy Die Casting. He currently serves as a director and chair of the finance committee for the Board of Directors of Basset Health Care Network, a non-profit. He graduated from Clarkson University, and has a Master of Business Administration from Columbia University.

		2018

Kenneth Traub, 57	Business and Leadership Experience: Mr. Traub has served as a Managing Partner of Raging Capital Management, LLC, a diversified investment firm, since December 2015. Prior to joining Raging Capital Management, LLC, he served as President and Chief Executive Officer of Ethos Management, LLC from 2009 through 2015. From 1999 until its acquisition by JDS Uniphase Corp. (“JDSU”) in 2008, Mr. Traub served as President and Chief Executive Officer of American Bank Note Holographics, Inc. (“ABNH”), a leading global	2018

Name, Age and Position	Business and Leadership Experience	Tidewater Director since
supplier of optical security devices for the protection of documents and products against counterfeiting. Following the sale of ABNH, he served as Vice President of JDSU, a global leader in optical technologies and telecommunications. Mr. Traub currently serves on the boards of directors of the following public companies: (i) DSP Group, Inc., (NASDAQ-DSPG), a leading supplier of wireless chipset solutions for converged communications, since 2012, and where Mr. Traub has served as Chairman since 2017, (ii) Intermolecular, Inc., (NASDAQ-IMI), an innovator in materials sciences, since 2016 and where Mr. Traub has served as Chairman since 2018 and (iii) Immersion Corporation (NASDAQ: IMMR), a leading provider of haptics technology, since 2018, each of which is a Raging Capital Management, LLC portfolio company. Mr. Traub has previously served on the boards of numerous companies including MIPS Technologies, Inc., a provider of industry standard processor architectures and cores, from 2011 until the company was sold in 2013, Xyratex Limited, a leading supplier of data storage technologies, from 2013 until the company was sold in 2014, Vitesse Semiconductor Corporation, a supplier of integrated circuit solutions for next-generation carrier and enterprise networks, from 2013 until the company was sold in 2015, Athersys, Inc., a biotechnology company engaged in the discovery and development of therapeutic product candidates, from 2012 to 2016, A. M. Castle & Co., a specialty metals distribution company from, 2014 to 2016, IDW Media Holdings, Inc., a diversified media company, from 2016 to 2018, and as Chairman of MRV Communications, Inc., a supplier of communication networking equipment, from 2011 until the company was sold in 2017. Mr. Traub has served as a member of the GulfMark Board since November 2017. Mr. Traub earned a B.A. degree from Emory University and an M.B.A. from Harvard Business School.

Director Independence

In connection with nominating directors for election at the 2018 annual meeting, the Tidewater Board determined that six of Tidewater’s seven pre-combination directors—Messrs. Bates, Carr, Fagerstal, Newman, and Rigdon and Ms. Day—are independent. However, Mr. Rigdon, who was appointed as an independent director immediately following Tidewater’s emergence from bankruptcy (the “Restructuring”), was not independent during his five-month tenure as Tidewater’s interim president and chief executive officer (October 16, 2017—March 5, 2018). The seventh director, Mr. Rynd, who was appointed as Tidewater’s president, chief executive officer and director on March 5, 2018, is not independent.

Immediately following the closing of the business combination, the Tidewater Board was increased from seven to ten directors and Messrs. Raspino, Tamburrino, and Traub were appointed to fill the three newly-created directorships. Prior to the closing, the Tidewater Board determined that Messrs. Raspino and Traub are independent but Mr. Tamburrino is not, given that Tidewater engaged him to provide consulting services to Tidewater during a short period of time immediately following the Restructuring. For more information on Tidewater’s previous consulting relationship with Mr. Tamburrino, please see the section entitled, “Certain Relationships and Related Party Transactions.”

The standards relied upon by the Tidewater Board in affirmatively determining whether a director is independent are the objective standards set forth in the corporate governance listing standards of the NYSE. In making independence determinations, the Tidewater Board evaluates responses to a questionnaire completed annually by each director regarding relationships and possible conflicts of interest between each director, Tidewater, and management. In its review of director independence, the Tidewater Board also considers any commercial, industrial, banking, consulting, legal, accounting, charitable, and familial relationships any director may have with Tidewater or management of which it is aware.

Information Regarding the Tidewater Executive Officers

Information regarding each of Tidewater’s executive officers (other than Mr. Rynd, who also serves as a director and is included in the section above), including all offices held by the officer as of November 9, 2018, is as follows:

Name	Age	Position
Jeffrey A. Gorski	57	Chief Operating Officer and Executive Vice President since June 2012. Senior Vice President from January 2012 to May 2012. Prior to January 2012, Mr. Gorski was a Vice-President of Global Accounts with Schlumberger Inc., a publicly-held oilfield services company.

Quinn P. Fanning	55	Chief Financial Officer since September 2008. Executive Vice President since July 2008.

Bruce D. Lundstrom	55	Executive Vice President since August 2008. General Counsel and Secretary since September 2007. Senior Vice President from September 2007 to July 2008.

There are no family relationships between any of the directors or executive officers of Tidewater or any arrangements or understandings between any of the executive officers and any other person pursuant to which any of the executive officers were selected as an officer. Tidewater’s executive officers are appointed by, and serve at the pleasure of, the Tidewater Board.

ADDITIONAL INFORMATION ABOUT TIDEWATER

Business

Tidewater, a Delaware corporation that is listed on the NYSE under the symbol “TDW,” provides offshore support vessels and marine support services to the global offshore energy industry through the operation of a diversified fleet of marine service vessels. Tidewater was incorporated in 1956 and conducts its operations through wholly-owned United States (U.S.) and international subsidiaries, as well as through joint ventures in which Tidewater has either majority interests, (non-controlling interests generally in order to satisfy local ownership or local content requirements). On July 31, 2017, Tidewater successfully emerged from Chapter 11 bankruptcy proceedings.

Explanatory Note Regarding the Change in Fiscal Year End

On September 12, 2017, the Tidewater Board approved changing Tidewater’s fiscal year from a fiscal year ending on March 31 to a fiscal year ending on December 31, beginning with the period ending December 31, 2017. A Transition Report on Form 10-K covering the period from April 1, 2017 to December 31, 2017, which is the period between the close of Tidewater’s immediately prior fiscal year and the opening date of Tidewater’s newly selected fiscal year, was filed with the SEC on March 15, 2018.

About Tidewater

Tidewater’s vessels and associated vessel services provide support for all phases of offshore exploration, field development and production. These services include towing of, and anchor handling for, mobile offshore drilling units, transporting supplies and personnel necessary to sustain drilling, workover and production activities, offshore construction and seismic and subsea support, and a variety of specialized services such as pipe and cable laying.

Tidewater has one of the broadest geographic operating footprints in the offshore energy industry with operations in most of the world’s significant offshore crude oil and natural gas exploration and production regions. Tidewater’s global operating footprint allows it to react quickly to changing local market conditions and to be responsive to the changing requirements of the many customers with which Tidewater believes it has strong relationships. Tidewater is also one of the most experienced international operators in the offshore energy industry with over 60 years of international experience.

Tidewater’s offshore support vessel fleet includes vessels that are operated under joint ventures, as well as vessels that have been stacked or withdrawn from service. At June 30, 2018, Tidewater owned or chartered 204 vessels (excluding 8 joint venture vessels, but including 66 stacked vessels) available to serve the global energy industry. Please refer to Note (1) of “Notes to Consolidated Financial Statements” for the nine month transition period ended December 31, 2017 included in this prospectus for additional information regarding Tidewater stacked vessels.

Tidewater’s revenues, net earnings and cash flows from operations are largely dependent upon the activity level of its offshore support vessel fleet. As is the case with other offshore-focused energy service companies, Tidewater’s business activity is largely dependent on offshore exploration, field development and production activity by its customers. Tidewater’s customers’ business activity, in turn, is dependent on actual and expected crude oil and natural gas prices, which fluctuate depending on expected future levels of supply and demand for crude oil and natural gas, and on estimates of the cost to find, develop and produce reserves.

Reorganization of Tidewater

On July 31, 2017, Tidewater and certain of its subsidiaries that had been named as additional debtors in the Chapter 11 proceedings emerged from bankruptcy after successfully completing its reorganization pursuant to the Second Amended Joint Prepackaged Chapter 11 Plan of Reorganization of Tidewater and its Affiliated Debtors (the “Plan”). The Plan was confirmed on July 17, 2017 by the Bankruptcy Court. Refer to Note (2) of “Notes to Consolidated Financial Statements” for the nine month transition period ended December 31, 2017 included in this prospectus for further details on Tidewater’s Chapter 11 bankruptcy and emergence.

Upon emergence of Tidewater from bankruptcy:

•

The lenders under Tidewater’s Fourth Amended and Restated Revolving Credit Agreement, dated as of June 21, 2013, the holders of senior notes, and the lessors from whom Tidewater leased 16 vessels (the “Sale Leaseback Parties”) (collectively, the “General Unsecured Creditors” and the claims thereof, the “General Unsecured Claims”) received their pro rata share of (a) $225 million of cash, (b) subject to the limitations discussed below, common stock and, if applicable, warrants (the “creditor warrants”) to purchase common stock, representing 95% of the common equity in the reorganized company (subject to dilution by a management incentive plan and the exercise of warrants issued to existing stockholders under the Plan as described below); and (c) new 8% fixed rate secured notes due in 2022 in the aggregate principal amount of $350 million (the “New Secured Notes”).

•

Tidewater’s existing shares of common stock were cancelled. Existing holders of Tidewater common stock received their pro rata share of common stock representing 5% of the common equity in the reorganized company (subject to dilution by a management incentive plan and the exercise of warrants issued to existing stockholders under the Plan) and six-year warrants to purchase additional shares of common stock of the reorganized company. These warrants were issued in two tranches, with the first tranche (the “Series A Warrants”) being exercisable immediately, at an exercise price of $57.06 per share, and the second tranche (the “Series B Warrants”) being exercisable immediately, at an exercise price of $62.28 per share. The Series A Warrants are exercisable for 2.4 million shares of common stock while the Series B Warrants are exercisable for 2.6 million shares of common stock. The Series A Warrants and the Series B Warrants do not grant the holder thereof any voting or control rights or dividend rights, or contain any negative covenants restricting the operation of Tidewater’s business and are subject to the restrictions in the Tidewater certificate of incorporation that prohibits the exercise of such warrants where such exercise would cause the total number of shares held by non-U.S. citizens to exceed 24%. If, during the six-month period immediately preceding the Series A and Series B Warrants’ termination date, a non-U.S. Citizen is precluded from exercising the warrant because of the foreign ownership limitations, then the holder thereof may exercise and receive, in lieu of shares of common stock, warrants identical in all material respects to the creditor warrants, with one such warrant being issued for each share of common stock into which the Series A or Series B Warrants were otherwise convertible.

•

To assure the continuing ability of certain vessels owned by Tidewater’s subsidiaries to engage in U.S. coastwise trade, the number of shares of Tidewater common stock that was otherwise issuable to the allowed General Unsecured Creditors was adjusted to assure that the foreign ownership limitations of the United States Jones Act are not exceeded. The Jones Act requires any corporation that engages in coastwise trade be a U.S. citizen within the meaning of that law, which requires, among other things, that the aggregate ownership of common stock by non-U.S. citizens within the meaning of the Jones Act be not more than 25% of its outstanding common stock. The Plan required that, at the time Tidewater emerged from bankruptcy, not more than 22% of the common stock will be held by non-U.S. citizens. To that end, the Plan provided for the issuance of a combination of common stock of the reorganized Tidewater and the creditor warrants exercisable for common stock of the reorganized Tidewater on a pro rata basis to any non-U.S. citizen among the allowed General Unsecured Creditors whose ownership of common stock, when combined with the shares to be issued to existing Tidewater stockholders that are non-U.S. citizens, would otherwise cause the 22% threshold to be exceeded. The creditor warrants do not grant the holder thereof any voting or control rights or dividend rights, or contain any negative covenants restricting the operation of Tidewater’s business. Generally, the creditor warrants are exercisable immediately at a nominal exercise price, subject to restrictions contained in the Warrant Agreement between Tidewater and the warrant agent regarding the creditor warrants designed to assure Tidewater’s continuing eligibility to engage in coastwise trade under the Jones Act that prohibit the exercise of such warrants where such exercise would cause the total number of shares held by non-U.S. citizens to exceed 24%. Tidewater has established, under the Tidewater certificate of incorporation and through Depository Trust Corporation (DTC), appropriate measures to assure compliance with these ownership limitations.

•	The undisputed claims of other unsecured creditors such as customers, employees, and vendors, were paid in full in the ordinary course of business (except as otherwise agreed among the parties).

As of July 31, 2017, the date of Tidewater’s emergence from Chapter 11 bankruptcy (the “Emergence Date”), Tidewater and the Sale Leaseback Parties had not reached agreement with respect to the amount of the Sale Leaseback Claims, and a portion of the emergence consideration (including cash, creditor warrants and New Secured Notes, and based on up to $260.2 million of possible additional Sale Leaseback Claims) was set aside to allow for the settlement and payout of the Sale Leaseback Parties’ claims as they were settled. Tidewater successfully reached agreement with the Sale Leaseback Parties between August and November 2017. Pursuant to such settlements, approximately $233.6 million of additional Sale Leaseback Claims were allowed and emergence consideration was paid to the Sale Leaseback Parties as each claim was settled. The remaining emergence consideration withheld was distributed pro-rata to holders of allowed General Unsecured Claims, including the remaining Sale Leaseback Parties, in December 2017 and January 2018.

References to “Successor” or “Successor Company” relate to the financial position and results of operations of reorganized Tidewater subsequent to July 31, 2017. References to “Predecessor” or “Predecessor Company” relate to the financial position and results of operations of Tidewater through July 31, 2017.

Fresh-Start Accounting

Upon Tidewater’s emergence from Chapter 11 bankruptcy, on July 31, 2017, Tidewater qualified for and adopted fresh-start accounting in accordance with the provisions set forth in ASC 852, Reorganizations, as (i) the Reorganization Value of Tidewater assets immediately prior to the date of confirmation was less than the post-petition liabilities and allowed claims and (ii) the holders of Tidewater existing voting shares of the Predecessor Company received less than 50% of the voting shares of the Successor Company. ASC 852 requires Tidewater to present its assets, liabilities, and equity as if it were a new entity upon emergence from bankruptcy. The implementation of the Plan and the application of fresh-start accounting materially changed the carrying amounts and classifications reported in Tidewater’s consolidated financial statements and resulted in Tidewater becoming a new entity for financial reporting purposes.

Adopting fresh-start accounting results in a new financial reporting entity with no beginning retained earnings or deficit balance as of the fresh-start reporting date. Upon the adoption of fresh-start accounting, Tidewater assets and liabilities were recorded at their fair values as of the Emergence Date. Tidewater’s adoption of fresh-start accounting may materially affect its results of operations following the Emergence Date (primarily through a corresponding reduction in depreciation expense), as Tidewater will have a new basis in its assets and liabilities. As a result of the application of fresh-start accounting and the effects of the implementation of the Plan, the financial statements after July 31, 2017 are not comparable with the financial statements prior to July 31, 2017. Therefore, “black-line” financial statements are presented to distinguish between the Predecessor and Successor companies.

Concurrent with Tidewater’s emergence from Chapter 11 bankruptcy, Tidewater adopted a new policy for the recognition of the costs of planned major maintenance activities incurred to ensure compliance with applicable regulations and maintain certifications for vessels with classification societies. These costs include drydocking and survey costs necessary to maintain certifications and generally occur twice in every five-year period. These recertification costs are typically incurred while the vessel is in drydock and may be incurred concurrent with other vessel maintenance and improvement activities. Under Tidewater’s new policy, costs related to the recertification of vessels are deferred and amortized over 30 months on a straight-line basis. Maintenance costs incurred at the time of the recertification drydocking that are not related to the recertification of the vessel will continue to be expensed as incurred. Costs related to vessel improvements that either extend the vessel’s useful life or increase the vessel’s functionality are capitalized and depreciated. Predecessor’s policy was to expense vessel recertification costs in the period incurred.

Upon emergence from Chapter 11 bankruptcy, the Successor Company, to better reflect the current offshore supply vessel market, changed the estimated useful lives for vessels previously having 25 year useful lives to 20 years. Additionally, assumed salvage values for vessels at the end of such vessels’ estimated useful life were changed from 10% of original cost at year 25 to not more than 7.5% of original cost at year 20.

Offices and Facilities

Tidewater’s worldwide headquarters and principal executive offices are located at 6002 Rogerdale Road, Suite 600, Houston, Texas 77072, and its telephone number is (713) 470-5300. Tidewater’s U.S. marine operations are based in Amelia, Louisiana and Houston, Texas. Tidewater conducts its international operations through facilities and offices located in over 30 countries. Tidewater’s principal international offices and/or warehouse facilities, most of which are leased, are located in Rio de Janeiro and Macae, Brazil, Ciudad Del Carmen, Mexico, Port of Spain, Trinidad; Aberdeen, Scotland; Amsterdam, Holland; Cairo, Egypt; Luanda and Cabinda, Angola; Lagos and Onne Port, Nigeria, Douala, Cameroon, Singapore, Al Khobar, Kingdom of Saudi Arabia, Dubai, United Arab Emirates, and Oslo and Tromso, Norway. Tidewater’s operations generally do not require highly specialized facilities, and suitable facilities are generally available on a leased basis as required.

Business Segments

During calendar year 2018 Tidewater’s Africa/Europe segment was split as a result of management realignment such that Tidewater’s operations in Europe and Mediterranean Sea regions and Tidewater’s West Africa regions are now separately reported segments. As such, Tidewater now discloses these new segments as Europe/Mediterranean Sea and West Africa, respectively. Tidewater’s Americas and Middle East/Asia Pacific segments are not affected by this change. This new segment alignment is consistent with how Tidewater’s chief operating decision maker reviews operating results for the purposes of allocating resources and assessing performance. Prior year amounts have also been recast to conform to the new segment alignment.

Tidewater’s principal customers in each of these business segments are large, international oil and natural gas exploration, field development and production companies (“IOCs”); select independent exploration and production (“E&P”) companies; foreign government-owned or government-controlled organizations and other related companies that explore for, develop and produce oil and natural gas (“NOCs”); drilling contractors; and other companies that provide various services to the offshore energy industry, including but not limited to, offshore construction companies, diving companies and well stimulation companies.

Tidewater’s vessels are dispersed throughout the major offshore crude oil and natural gas exploration, field development and production areas of the world. Although Tidewater considers, among other things, mobilization costs and the availability of suitable vessels in its fleet deployment decisions, and cabotage rules in certain countries occasionally restrict the ability of Tidewater to move vessels between markets, Tidewater’s diverse, mobile asset base and the wide geographic distribution of its vessels generally enable Tidewater to respond relatively quickly to changing market conditions and customer requirements.

Revenues in each of Tidewater’s segments are derived primarily from vessel time charter or similar contracts that are generally from three months to four years in duration as determined by customer requirements, and, to a lesser extent, from vessel time charter contracts on a “spot” basis, which is a short-term (one day to three months) agreement to provide offshore marine services to a customer for a specific short-term job. The base rate of hire for a term contract is generally a fixed rate, though some charter arrangements allow Tidewater to recover specific additional costs.

In each of Tidewater’s segments, and depending on vessel capabilities and availability, Tidewater vessels operate in the shallow, intermediate and deepwater offshore markets. The deepwater offshore market has been an increasingly important sector of the offshore crude oil and natural gas markets due to technological developments that have made deepwater exploration and development feasible and, if the commodity pricing environment improves, deepwater exploration and development could return to being a source of potential long-term growth for Tidewater. Deepwater oil and gas development typically involves significant capital investment and multi-year development plans. Such projects are generally underwritten by the participating exploration, field development and production companies using relatively conservative crude oil and natural gas pricing assumptions. Although these projects are generally less susceptible to short-term fluctuations in the price of crude oil and natural gas, deepwater exploration and development projects can be costly relative to other onshore and offshore exploration and development. As a result, the sustained low levels of crude oil prices has caused, and may continue to cause, many E&P companies to restrain their level of capital expenditures in regards to deepwater projects.

Please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus for a more detailed discussion of Tidewater’s segments, including the macroeconomic environment in which Tidewater operates. In addition, please refer to Note (17) of “Notes to Consolidated Financial Statements” for the nine month transition period ended December 31, 2017 included in this prospectus for segment, geographical data and major customer information.

Geographic Areas of Operation

Tidewater’s fleet is deployed in the major global offshore oil and gas areas of the world. Revenues and operating profit derived from Tidewater operations along with total assets for Tidewater segments are summarized in the following table for the quarters and six month periods ended June 30, 2018 and 2017. Vessel revenues and operating costs relate to vessels owned and operated by Tidewater while other operating revenues relate to brokered vessels and other miscellaneous marine-related businesses.

	Successor	Predecessor	Successor	Predecessor
(In thousands)	Quarter Ended June 30, 2018	Quarter Ended June 30, 2017	Six Months Ended June 30, 2018	Six Months Ended June 30, 2017
Revenues:
Vessel revenues:
Americas	$32,601	31,887	58,682	112,420
Middle East/Asia Pacific	22,406	27,766	40,794	54,444
Europe/Mediterranean Sea	13,357	11,031	22,980	21,197
West Africa	35,810	41,573	69,212	81,101

	104,174	112,257	191,668	269,162
Other operating revenues(A)	1,427	2,849	5,426	6,693

	$105,601	115,106	197,094	275,855

Vessel operating profit (loss):
Americas	$5,681	(15,699)	10,592	14,919
Middle East/Asia Pacific	625	(1,316)	(1,628)	(7,480)
Europe/Mediterranean Sea	(1,142)	(10,163)	(4,696)	(17,265)
West Africa	1,705	(2,774)	(48)	(8,127)

	6,869	(29,952)	4,220	(17,953)
Other operating profit (loss)	778	55	2,284	(170)

	7,647	(29,897)	6,504	(18,123)
Corporate general and administrative expenses	(7,810)	(14,702)	(14,494)	(36,459)
Corporate depreciation	(100)	(541)	(200)	(1,105)

Corporate expenses	(7,910)	(15,243)	(14,694)	(37,564)
Gain on asset dispositions, net	1,338	3,189	3,257	9,253
Asset impairments(B)	(1,215)	(163,423)	(7,401)	(228,280)

Operating loss	$(140)	(205,374)	(12,334)	(274,714)

Foreign exchange loss	(1,002)	(1,157)	(1,350)	(493)
Equity in net earnings (losses) of unconsolidated companies	390	4,517	(15,049)	7,358
Interest income and other, net	2,914	1,680	2,786	3,268
Reorganization items	—	(313,176)	—	(313,176)
Interest and other debt costs, net	(7,547)	(10,605)	(15,146)	(31,613)

Loss before income taxes	$(5,385)	(524,115)	(41,093)	(609,370)

Depreciation and amortization:
Americas	$3,530	10,748	6,843	22,045
Middle East/Asia Pacific	2,844	7,746	5,613	16,245
Europe/Mediterranean Sea	2,239	6,803	4,043	13,364
West Africa	4,067	9,595	8,093	19,411

	12,680	34,892	24,592	71,065
Other	5	854	10	1,709
Corporate	100	541	200	1,105

	$12,785	36,287	24,802	73,879

Additions to properties and equipment:
Americas	$1,230	27	2,267	27
Middle East/Asia Pacific	1,073	648	1,496	1,673
Europe/Mediterranean Sea	135	—	135	—
West Africa	—	274	1	368

	2,438	949	3,899	2,068
Other	—	—	—	—
Corporate(C)	1,659	678	1,876	7,632

	$4,097	1,627	5,775	9,700

(A)

Included in other operating revenues for the quarter and six months ended June 30, 2017, were $0.5 million and $0.8 million, respectively, of revenues related to Tidewater’s subsea business. The eight ROVs representing substantially all of Tidewater’s subsea assets were sold in December 2017.

(B)	Refer to Note (14) for additional information regarding asset impairment.
(C)	Included in Corporate are additions to properties and equipment relating to a vessel under construction which has not yet been assigned to a non-corporate reporting segment as of the dates presented.

Please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus for further information about segment revenues, operating profits and total assets by geographical areas in which Tidewater operates.

Tidewater Global Vessel Fleet

Tidewater operates one of the largest fleets of new offshore support vessels among its competitors in the industry. Tidewater will continue to carefully consider whether future proposed investments and transactions have the appropriate risk/return-on-investment profile.

The average age of Tidewater’s 204 owned vessels (excluding joint-venture vessels) at June 30, 2018 is approximately 9.4 years. The average age of Tidewater’s 138 active vessels at June 30, 2018 is 8.7 years. Of Tidewater’s 204 vessels, 97 are deepwater platform supply vessels (PSVs) or deepwater anchor handling towing supply (AHTS) vessels, and 85 vessels are non-deepwater towing-supply vessels, which include both smaller PSVs and smaller AHTS vessels that primarily serve the jack-up drilling market. Included within Tidewater “other” vessel class are 32 vessels which are primarily crew boats and offshore tugs.

At June 30, 2018, Tidewater had a commitment to build one deepwater PSV, with approximately 5,400 deadweight tons of cargo carrying capacity, at a total cost, including contract costs and other incidental costs, of approximately $51.9 million. At June 30, 2018, Tidewater had invested approximately $51.9 million in progress payments towards the construction of the vessel, and the remaining expenditures necessary to complete construction was estimated at $2.3 million. The total cost of the new-build vessel includes contract costs and other incidental costs. Tidewater took delivery of this vessel on July 31, 2018.

Further discussions of Tidewater’s vessel construction, acquisition and replacement program, including the various settlement agreements with certain international shipyards related to the construction of vessels and Tidewater’s capital commitments, scheduled delivery dates and recent vessel sales are disclosed in the “Vessel Count, Dispositions, Acquisitions and Construction Programs” section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Note (14) of “Notes to Consolidated Financial Statements” for the nine month transition period ended December 31, 2017 included in this prospectus.

The “Vessel Count, Dispositions, Acquisitions and Construction Programs” section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus also contains a table comparing the actual December 31, 2017 and June 30, 2018 vessel counts and the average number of vessels by class and geographic distribution during the nine month transition period ended December 31, 2017 and the nine months ended December 31, 2016 and during the six month periods ended June 30, 2018 and 2017.

Tidewater Vessel Classifications

Tidewater’s vessels routinely move from one geographic region and reporting segment to another, and from one operating area to another operating area within the geographic regions and reporting segments. Tidewater discloses its vessel statistical information, including revenue, utilization and average day rates, by vessel class. Listed below are Tidewater’s three major vessel classes along with a description of the type of vessels categorized in each vessel class and the services the respective vessels typically perform. Tables comparing the average size of Tidewater’s vessel fleet by class and geographic distribution for the last three fiscal years are included in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of this prospectus.

Deepwater Vessels

Deepwater vessels, in the aggregate, are generally Tidewater’s largest contributor to consolidated vessel revenue and vessel operating margin. Included in this vessel class are large PSVs (typically greater than 230-feet and/or with greater than 2,800 tons in dead weight cargo carrying capacity) and large, higher-horsepower AHTS vessels (generally greater than 10,000 horsepower). These vessels are generally chartered to customers for use in transporting supplies and equipment from shore bases to deepwater and intermediate water depth offshore drilling rigs and production platforms and for otherwise supporting intermediate and deepwater drilling, production, construction and maintenance operations. Deepwater PSVs generally have large cargo carrying capacities, both below deck (liquid mud tanks and dry bulk tanks) and above deck. Deepwater AHTS vessels are equipped to tow drilling rigs and other marine equipment, as well as to set anchors for the positioning and mooring of drilling rigs that generally do not have dynamic positioning capabilities. Many of Tidewater’s deepwater PSVs and AHTS vessels are outfitted with dynamic positioning capabilities, which allow the vessel to maintain an absolute or relative position when mooring to an offshore installation, rig or another vessel is deemed unsafe, impractical or undesirable. Many of Tidewater’s deepwater vessels also have oil recovery, firefighting, standby rescue and/or other specialized equipment. Tidewater’s customers have high standards in regards to safety and other operational competencies and capabilities, in part to meet the more stringent regulatory standards, especially in the wake of the 2010 Macondo incident.

Tidewater’s deepwater class of vessel also includes specialty vessels that can support offshore well stimulation, construction work, subsea services and/or serve as remote accommodation facilities. These vessels are generally available for routine supply and towing services, but these vessels are also outfitted, and primarily intended, for specialty services. For example, these vessels can be equipped with a variety of lifting and deployment systems, including large capacity cranes, winches or reel systems. Included in the specialty vessel category is Tidewater’s one multi-purpose platform supply vessel (“MPSV”). Tidewater’s MPSV is approximately 311 feet in length, has a 100-ton active heave compensating crane, a moonpool and a helideck and is designed for subsea service and light construction support activities. This vessel is significantly larger in size, more versatile, and more specialized than the PSVs discussed above, and typically commands a higher day rate.

Towing-Supply Vessels

Included in this class are non-deepwater AHTS vessels with horsepower below 10,000 BHP, and non-deepwater PSVs that are generally less than 230 feet. The vessels in this class perform the same respective functions and services as deepwater AHTS vessels and deepwater PSVs except towing-supply vessels are generally chartered to customers for use in intermediate and shallow waters.

Other Vessels

Tidewater’s “Other” vessels include crew boats, utility vessels and offshore tugs. Crew boats and utility vessels are chartered to customers for use in transporting personnel and supplies from shore bases to offshore drilling rigs, platforms and other installations. These vessels are also often equipped for oil field security missions in markets where piracy, kidnapping or other potential violence presents a concern. Offshore tugs are used to tow floating drilling rigs and barges; to assist in the docking of tankers; and to assist pipe laying, cable laying and construction barges.

Revenue Contribution by Major Classes of Vessels

Revenues from vessel operations were derived from the following classes of vessels in the following percentages:

	Successor	Predecessor
	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through July 31, 2017	Nine month period ended December 31, 2016
Deepwater	48.9%	44.1%	50.1%
Towing-supply	43.3%	49.9%	43.0%
Other	7.8%	6.0%	6.9%

Subsea Services

Historically, Tidewater’s subsea services were composed primarily of seismic and subsea vessel support. During fiscal 2014, Tidewater expanded its subsea services capabilities by hiring a dedicated group of employees with substantial remotely operated vehicle (“ROV”) and subsea expertise and by purchasing six work-class ROVs. Two additional higher specification work-class ROVs were added to Tidewater’s fleet in fiscal 2015. In December 2017, Tidewater sold its ROV equipment and related assets for a total purchase price of $23 million. This equipment and related assets constituted substantially all of the remaining assets of the ROV business of Tidewater. While Tidewater is no longer a direct provider of ROV equipment, Tidewater intends to maintain expertise and the capability to provide subsea vessel support for potential future customer requirements.

Customers and Contracting

Tidewater’s operations are dependent upon the levels of activity in offshore crude oil and natural gas exploration, field development and production throughout the world, which is affected by trends in global crude oil and natural gas pricing, including expectations of future commodity pricing, which is ultimately influenced by the supply and demand relationship for these natural resources. The activity levels of Tidewater customers are also influenced by the cost of exploring for and producing crude oil and natural gas, which can be affected by environmental regulations, technological advances that affect energy production and consumption, significant weather conditions, the ability of Tidewater customers to raise capital, and local and international economic and political environments, including government mandated moratoriums.

The recent trend in crude oil prices and the current pricing outlook could lead to increased exploration, development and production activity as current prices for WTI and ICE Brent are approaching the range which some surveys have indicated that, if sustainable, Tidewater customers would begin to increase spending. However, a recovery in onshore exploration, development and production activity and spending, and in North American onshore activity and spending in particular, has already begun and is expected to continue to precede a recovery in offshore activity and spending, much of which takes place in the international markets. These same analysts also expect that any material improvements in offshore exploration and development activity would likely not occur until calendar year 2019 or calendar year 2020, the timing of which is generally consistent with the trend of the projected global working offshore rig count according to recent IHS-Markit reports. A discussion of current market conditions and trends appears under “Macroeconomic Environment and Outlook” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of this prospectus.

Tidewater’s principal customers are IOCs; select independent E&P companies; NOCs; drilling contractors; and other companies that provide various services to the offshore energy industry, including but not limited to, offshore construction companies, diving companies and well stimulation companies.

Tidewater’s primary source of revenue is derived from time charter contracts on Tidewater vessels on a rate per day of service basis; therefore, vessel revenues are recognized on a daily basis throughout the contract period. As noted above, these time charter contracts are generally either on a term or “spot” basis. There are no material differences in the cost structure of Tidewater’s contracts based on whether the contracts are spot or term because the operating costs for an active vessel are generally the same without regard to the length of a contract.

The following table discloses Tidewater’s customers that accounted for 10% or more of total revenues:

	Successor	Predecessor
	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through July 31, 2017	Nine month period ended December 31, 2016
Chevron Corporation(A)	17.4%	17.5%	17.5%
Saudi Aramco	10.1%	11.7%	10.8%

(A)

79%, 78% and 78% revenue generated by Chevron for the periods from August 1, 2017 through December 31, 2017 (Successor), April 1, 2017 through July 31, 2017 (Predecessor), and nine month period ended December 31, 2016 (Predecessor), respectively relates to activity in Angola. Please refer to Sonatide Joint Venture disclosure below.

While it is normal for Tidewater’s customer base to change over time as Tidewater’s vessel time charter contracts turn over, the unexpected loss of any of these significant customers could, at least in the short term, have a material adverse effect on Tidewater’s vessel utilization and its results of operations. Tidewater’s five largest customers in aggregate accounted for approximately 45% and 48% of Tidewater’s total revenues for the periods from August 1, 2017 through December 31, 2017 (Successor) and from April 1, 2017 through July 31, 2017 (Predecessor), respectively. The ten largest customers in aggregate accounted for approximately 64% and 69% of Tidewater’s total revenues for the periods from August 1, 2017 through December 31, 2017 (Successor) and from April 1, 2017 through July 31, 2017 (Predecessor), respectively.

Competition

The principal competitive factors for the offshore support vessel industry are the suitability and availability of vessels and related equipment, price and quality of service. In addition, the ability to demonstrate a strong safety record and attract and retain qualified and skilled personnel are also important competitive factors. Tidewater has numerous competitors in all areas in which it operates around the world, and the business environment in all of these markets is highly competitive.

Tidewater’s diverse, mobile asset base and the wide geographic distribution of its assets generally enables Tidewater to respond relatively quickly to changes in market conditions and to provide a broad range of vessel services to its customers around the world. Tidewater believes that size, age, diversity and geographic distribution of a vessel operator’s fleet, economies of scale and experience level in the many areas of the world are competitive advantages in the offshore support vessel industry.

Increases in worldwide vessel capacity generally have the effect of lowering charter rates, particularly when there are lower levels of exploration, field development and production activity, as has been the case since late calendar 2014 when oil prices began to trend lower.

According to IHS-Markit, the global offshore support vessel market had approximately 240 new-build offshore support vessels (deepwater PSVs, deepwater AHTS vessels and towing-supply vessels only) either under construction (215 vessels), on order or planned at the end of June 2018. The majority of the vessels under construction are scheduled to be delivered into the worldwide offshore vessel market within the next 12 to 24 months. The current worldwide fleet of these classes of vessels is estimated at 3,520 vessels, of which Tidewater estimates that a significant portion are stacked or are not being actively marketed by the vessels’ owners. The worldwide offshore marine vessel industry, however, also has a large number of aged vessels, including an estimated 550 vessels, or 16%, of the worldwide offshore fleet, that are at least 25 years old and nearing or exceeding original expectations of their estimated economic lives. An additional 445 vessels or 13% of the worldwide fleet, are at least 15 years old, but less than 25 years old. Older offshore support vessels, whether such vessels are at least 25 years old or at least 15 years old, could potentially be removed from the market in the future if the cost of extending such vessels’ lives is not economical, especially in light of recent market conditions.

Excluding the 550 vessels that are at least 25 years old from the overall population, Tidewater estimates that the number of offshore support vessels under construction (215 vessels) represents approximately 7% of the remaining worldwide fleet of approximately 2,970 offshore support vessels. Excluding the 995 vessels that are at least 15 years old from the overall population, the number of offshore support vessels under construction (215 vessels) represents approximately 9% of the remaining worldwide fleet of approximately 2,525 offshore support vessels.

Although the future attrition rate of the older offshore support vessels cannot be determined with certainty, Tidewater believes that the retirement and/or sale to owners outside of the oil and gas market of a vast majority of these aged vessels (a majority of which Tidewater believes have already been stacked or are not being actively marketed to oil and gas development-focused customers by the vessels’ owners) could mitigate the potential negative effects on vessel utilization and vessel pricing of (i) additional offshore support vessel supply resulting from the delivery of additional new-build vessels and (ii) reduced demand for offshore support vessels resulting from reduced offshore spending by Tidewater customers and potential customers. Similarly, the cancellation or deferral of delivery of some portion of the offshore support vessels that are under construction according to IHS-Markit could also mitigate the potential negative effects on vessel utilization and vessel pricing of reduced demand for offshore support vessels resulting from reduced offshore spending by E&P companies.

In addition, Tidewater and other offshore support vessel owners have selectively stacked more recently constructed vessels as a result of the significant reduction in Tidewater’s customers’ offshore oil and gas-related activity and the resulting more challenging offshore support vessel market that has existed since late calendar 2014. Tidewater has in the last 12 months been more actively selling/scrapping vessels Tidewater believes will not be marketable in the current and expected near term future. Should market conditions continue to remain depressed, the stacking or underutilization of recently constructed vessels by the offshore supply vessel industry will likely continue.

Challenges Tidewater Confronts as an International Offshore Vessel Company

Tidewater operates in many challenging operating environments around the world that present varying degrees of political, social, economic and other uncertainties. Tidewater operates in markets where risks of expropriation, confiscation or nationalization of Tidewater’s vessels or other assets, terrorism, piracy, civil unrest, changing foreign currency exchange rates, and changing political conditions may adversely affect Tidewater’s operations. Although Tidewater takes what it believes to be prudent measures to safeguard its property, personnel and financial condition against these risks, it cannot eliminate entirely the foregoing risks, though the wide geographic dispersal of Tidewater’s vessels helps reduce the overall potential impact of these risks.

In addition, immigration, customs, tax and other regulations (and administrative and judicial interpretations thereof) can have a material impact on Tidewater’s ability to work in certain countries and on Tidewater’s operating costs.

In some international operating environments, local customs or laws may require or make it advisable that Tidewater form joint ventures with local owners or use local agents. Tidewater is dedicated to carrying out its international operations in compliance with the rules and regulations of the Office of Foreign Assets Control, the Trading with the Enemy Act, FCPA, and other applicable laws and regulations. Tidewater has adopted policies and procedures to mitigate the risks of violating these rules and regulations.

Sonatide Joint Venture

Tidewater has previously disclosed the significant financial and operational challenges that it confronts with respect to its operations in Angola, as well as steps that Tidewater has taken to address or mitigate those risks. Most of Tidewater’s attention has been focused on three areas: (i) reducing the net receivable balance due to Tidewater from Sonatide, its Angolan joint venture with Sonangol, for vessel services; (ii) reducing the foreign currency risk created by virtue of provisions of Angolan law that require that payment for a significant portion of the services provided by Sonatide be paid in Angolan kwanza; and (iii) optimizing opportunities, consistent with Angolan law, for services provided by Tidewater to be paid for directly in U.S. dollars. These challenges, and Tidewater’s efforts to respond, continue.

Amounts due from Sonatide (due from affiliates in the consolidated balance sheets) at June 30, 2018 and December 31, 2017 of approximately $153 million and $230 million, respectively, represent cash received by Sonatide from customers and due to Tidewater, amounts due from customers that are expected to be remitted to Tidewater through Sonatide and costs incurred by Tidewater on behalf of Sonatide. Approximately $25 million of the balance at June 30, 2018 represents invoiced but unpaid vessel revenue related to services performed by Tidewater through the Sonatide joint venture. Remaining amounts due to Tidewater from Sonatide are, in part, supported by approximately $67 million of cash held by Sonatide, of which the equivalent of $43 million is denominated in Angolan kwanzas, pending conversion into U.S. dollars and subsequent expatriation. In addition, Tidewater owes Sonatide the aggregate sum of approximately $47 million, including $30 million in commissions payable by Tidewater to Sonatide. Tidewater monitors the aggregate amounts due from Sonatide relative to the amounts due to Sonatide.

For the six months ended June 30, 2018, Tidewater collected (primarily through Sonatide) approximately $51 million from its Angolan operations. Of the $51 million collected, approximately $47 million were U.S. dollars received by Sonatide on behalf of Tidewater or U.S. dollars received directly by Tidewater from customers. The balance of $4 million collected reflects Sonatide’s conversion of Angolan kwanza into U.S. dollars and the subsequent expatriation of the dollars and payment to Tidewater. Tidewater also reduced the respective due from affiliates and due to affiliates’ balances by approximately $55 million during the six months ended June 30, 2018 through netting transactions based on an agreement with the joint venture.

Amounts due to Sonatide (due to affiliates in the consolidated balance sheets) at June 30, 2018 and December 31, 2017 of approximately $47 million and $99 million, respectively, represents amounts due to Sonatide for commissions payable and other costs paid by Sonatide on behalf of Tidewater.

Tidewater believes that the process for converting Angolan kwanzas continues to function, but the relative scarcity of U.S. dollars in Angola continues to hinder the conversion process. Sonatide continues to press the commercial banks with which it has relationships to increase the amount of U.S. dollars that are made available to Sonatide.

For the six month period ended June 30, 2018, Tidewater’s Angolan operations generated vessel revenues of approximately $29 million, or 15%, of its consolidated vessel revenue, from an average of approximately 38 company-owned vessels that are marketed through the Sonatide joint venture (17 of which were stacked on average during the six months ended June 30, 2018). For the six months ended June 30, 2017, Tidewater’s Angolan operations generated vessel revenues of approximately $53 million, or 20%, of consolidated vessel revenue, from an average of approximately 53 company-owned vessels (23 of which were stacked on average during the six months ended June 30, 2017).

In addition to vessels that Sonatide charters from Tidewater, Sonatide owns seven vessels (five of which are currently stacked) and certain other assets, in addition to earning commission from company-owned vessels marketed through the Sonatide joint venture (owned 49% by Tidewater). As of June 30, 2018 and December 31, 2017, the carrying value of Tidewater’s investment in the Sonatide joint venture, which is included in

“Investments in, at equity, and advances to unconsolidated companies,” in Tidewater’s consolidated financial statements, was $0 and approximately $27 million, respectively. During the six months ended June 30, 2018, the exchange rate of the Angolan kwanza versus the U.S. dollar was devalued from a ratio of approximately 168 to 1 to a ratio of approximately 250 to 1, or approximately 49%. As a result, Tidewater recognized 49% of the total foreign exchange loss, or approximately $20.6 million through equity in net earnings (losses) of unconsolidated companies.

Also during the quarter ended June 30, 2018, Tidewater received a dividend from Sonatide of $12.3 million which reduced the carrying value of Tidewater’s investment in Sonatide to zero. Approximately $4.9 million of dividends received in excess of the investment balance was recognized in earnings during the quarter ended June 30, 2018.

Management continues to explore ways to profitably participate in the Angolan market while evaluating opportunities to reduce the overall level of exposure to the increased risks that Tidewater believes characterize the Angolan market. Included among mitigating measures taken by Tidewater to address these risks is the redeployment of vessels from time to time to other markets. Redeployment of vessels to and from Angola since June 30, 2017 has resulted in a net eight vessels transferred out of Angola. Tidewater -owned vessels operating in Angola decreased by 47 vessels, from June 30, 2014 to June 30, 2018 (from 84 vessels to 37 vessels). Tidewater-owned active vessels decreased in the same period by 58 vessels (from 80 vessels to 22 vessels).

International Labour Organization’s Maritime Labour Convention

The International Labour Organization’s Maritime Labour Convention, 2006 (the “Convention”) mandates globally, among other things, seafarer living and working conditions (accommodations, wages, conditions of employment, health and other benefits) aboard ships that are engaged in commercial activities. Since its initial entry into effect on August 20, 2013, 84 countries have now ratified the Convention.

Tidewater continues to prioritize certification of its vessels to Convention requirements based on the dates of enforcement by countries in which Tidewater has operations, performs maintenance and repairs at shipyards, or may make port calls during ocean voyages. Once obtained, vessel certifications are maintained, regardless of the area of operation. Additionally, where possible, Tidewater continues to work with its operationally identified flag states to seek substantial equivalencies to comparable national and industry laws that meet the intent of the Convention and allow Tidewater to standardize operational protocols among its fleet of vessels that work in various areas around the world.

Government Regulation

Tidewater is subject to various United States federal, state and local statutes and regulations governing the ownership, operation and maintenance of its vessels. Tidewater’s U.S. flagged vessels are subject to the jurisdiction of the United States Coast Guard, the United States Customs and Border Protection, and the United States Maritime Administration. Tidewater is also subject to international laws and conventions and the laws of international jurisdictions where Tidewater and its offshore vessels operate.

Under the Jones Act, to be eligible to own or operate U.S.-flag vessels in U.S. coastwise trade, at least 75% of the outstanding shares of each class or series of the capital stock of Tidewater must be owned and controlled by U.S. citizens. For a company engaged in the U.S. coastwise trade to be deemed a U.S. citizen: (i) Tidewater must be organized under the laws of the United States or of a state, territory or possession thereof, (ii) each of the chief executive officer and the chairman of the Board of Directors of such corporation must be a U.S. citizen, (iii) no more than a minority of the number of directors of such corporation necessary to constitute a quorum for the transaction of business can be non-U.S. citizens and (iv) at least 75% of the interest in such company must be owned and controlled by U.S. citizens. Tidewater has a dual stock certificate system to protect against non-U.S. citizens owning more than 25% of its common stock. In addition, The Tidewater certificate of incorporation restricts ownership of the shares of its outstanding common stock by non-U.S. citizens in the aggregate to not more than 24% and further provides Tidewater with certain remedies with respect to any transfer or purported transfer of shares of Tidewater common stock that would result in the ownership by non-U.S. citizens of more than 24% of its common stock. At the time of Tidewater’s emergence from bankruptcy on July 31, 2017, approximately 22% of Tidewater’s outstanding common stock was owned by non-US citizens. Based on information supplied to Tidewater by its transfer agent, less than 24% of Tidewater’s outstanding common stock was owned by non-U.S. citizens as of June 30, 2018.

Tidewater’s vessel operations in the U.S. GOM are considered to be coastwise trade. United States law requires that vessels engaged in the U.S. coastwise trade must be built in the U.S. and registered under U.S. flag. In addition, once a U.S. built vessel is registered under a non-U.S. flag, it cannot thereafter engage in U.S. coastwise trade. Therefore, Tidewater’s non-U.S. flagged vessels must operate outside of the U.S. coastwise trade zone. Of the total 204 vessels owned or operated by Tidewater at June 30, 2018, 195 vessels were registered under flags other than the United States and 9 vessels were registered under the U.S. flag.

All of Tidewater’s offshore vessels are subject to either United States or international safety and classification standards or sometimes both. U.S. flagged deepwater PSVs, deepwater AHTS vessels, towing-supply vessels, and crewboats are required to undergo periodic inspections generally twice within every five-year period pursuant to U.S. Coast Guard regulations. Vessels registered under flags other than the United States are subject to similar regulations and are governed by the laws of the applicable international jurisdictions and the rules and requirements of various classification societies, such as the American Bureau of Shipping.

Tidewater is in compliance with the International Ship and Port Facility Security (“ISPS”) Code, an amendment to the Safety of Life at Sea (“SOLAS”) Convention (1974/1988), and further mandated in the Maritime Transportation and Security Act of 2002 to align United States regulations with those of SOLAS and the ISPS Code. Under the ISPS Code, Tidewater performs worldwide security assessments, risk analyses, and develops vessel and required port facility security plans to enhance safe and secure vessel and facility operations. Additionally, Tidewater has developed security annexes for those U.S. flag vessels that transit or work in waters designated as high risk by the United States Coast Guard pursuant to the latest revision of Marsec Directive 104-6.

Environmental Compliance

During the ordinary course of business, Tidewater’s operations are subject to a wide variety of environmental laws and regulations that govern the discharge of oil and pollutants into navigable waters. Violations of these laws may result in civil and criminal penalties, fines, injunctions and other sanctions. Compliance with the existing governmental regulations that have been enacted or adopted regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment has not had, nor is expected to have, a material effect on Tidewater. Environmental laws and regulations are subject to change, however, and may impose increasingly strict requirements, and, as such, Tidewater cannot estimate the ultimate cost of complying with such potential changes to environmental laws and regulations.

Tidewater is also involved in various legal proceedings that relate to asbestos and other environmental matters. The amount of ultimate liability, if any, with respect to these proceedings is not expected to have a material adverse effect on Tidewater’s financial position, results of operations, or cash flows. Tidewater is proactive in establishing policies and operating procedures for safeguarding the environment against any hazardous materials aboard its vessels and at shore-based locations.

Whenever possible, hazardous materials are maintained or transferred in confined areas in an attempt to ensure containment, if accidents were to occur. In addition, Tidewater has established operating policies that are intended to increase awareness of actions that may harm the environment.

Safety

Tidewater is dedicated to ensuring the safety of its operations for its employees, its customers and any personnel associated with Tidewater’s operations. Tidewater’s principal operations occur in offshore waters where the workplace environment presents many safety challenges. Management communicates frequently with company personnel to promote safety and instill safe work habits through the use of company media directed at, and regular training of, both Tidewater seamen and shore-based personnel. Personnel and resources are dedicated to ensure safe operations and regulatory compliance. Tidewater’s Director of Health, Safety, Environment and Security (“HSES”) Management is involved in numerous proactive efforts to prevent accidents and injuries from occurring. The HSES Director also reviews all incidents that occur throughout Tidewater, focusing on lessons that can be learned from such incidents and opportunities to incorporate such lessons into Tidewater’s on-going safety-related training. In addition, Tidewater employs safety personnel to be responsible for administering Tidewater’s safety programs and fostering Tidewater’s safety culture. Tidewater’s position is that each of its employees is a safety supervisor, who has the authority and the obligation to stop any operation that they deem to be unsafe.

Risk Management

The operation of any marine vessel involves an inherent risk of marine losses (including physical damage to the vessel) attributable to adverse sea and weather conditions, mechanical failure, and collisions. In addition, the nature of Tidewater’s operations exposes Tidewater to the potential risks of damage to and loss of drilling rigs and production facilities, hostile activities attributable to war, sabotage, piracy and terrorism, as well as business interruption due to political action or inaction, including nationalization of assets by foreign governments. Any such event may lead to a reduction in revenues or increased costs. Tidewater’s vessels are generally insured for their estimated market value against damage or loss, including war, acts of terrorism, and pollution risks, but Tidewater does not directly or fully insure for business interruption. Tidewater also carries workers’ compensation, maritime employer’s liability, director and officer liability, general liability (including third party pollution) and other insurance customary in the industry.

Tidewater seeks to secure appropriate insurance coverage at competitive rates, in part, by maintaining self-insurance up to certain individual and aggregate loss limits. Tidewater carefully monitors claims and participates actively in claims estimates and adjustments. Estimated costs of self-insured claims, which include estimates for incurred but unreported claims, are accrued as liabilities on Tidewater’s balance sheet.

The continued threat of terrorist activity and other acts of war or hostility have significantly increased the risk of political, economic and social instability in some of the geographic areas in which Tidewater operates. It is possible that further acts of terrorism may be directed against the United States domestically or abroad, and such acts of terrorism could be directed against properties and personnel of U.S. headquartered companies such as Tidewater’s. The resulting economic, political and social uncertainties, including the potential for future terrorist acts and war, could cause the premiums charged for the insurance coverage to increase. Tidewater currently maintains war risk coverage on its entire fleet.

Management believes that Tidewater’s insurance coverage is adequate. Tidewater has not experienced a loss in excess of insurance policy limits; however, there is no assurance that Tidewater’s liability coverage will be adequate to cover potential claims that may arise. While Tidewater believes that it should be able to maintain adequate insurance in the future at rates considered commercially acceptable, it cannot guarantee that such insurance will continue to be available at commercially acceptable rates given the markets in which Tidewater operates.

Seasonality

Tidewater’s global vessel fleet generally has its highest utilization rates in the warmer months when the weather is more favorable for offshore exploration, field development and construction work. Hurricanes, cyclones, the monsoon season, and other severe weather can negatively or positively impact vessel operations. In particular, Tidewater’s U.S. GOM operations can be impacted by the Atlantic hurricane season from the months of June through November, when offshore exploration, field development and construction work tends to slow or halt in an effort to mitigate potential losses and damage that may occur to the offshore oil and gas infrastructure should a hurricane enter the area. However, demand for offshore marine vessels typically increases in the U.S. GOM in connection with repair and remediation work that follows any hurricane damage to offshore crude oil and natural gas infrastructure. Tidewater’s vessels that operate offshore India in Southeast Asia and in the Western Pacific are impacted by the monsoon season, which moves across the region from November to April. Vessels that operate in the North Sea can be impacted by a seasonal slowdown in the winter months, generally from November to March. Although hurricanes, cyclones, monsoons and other severe weather can have a seasonal impact on operations, Tidewater’s business volume is more dependent on crude oil and natural gas pricing, global supply of crude oil and natural gas, and demand for Tidewater’s offshore support vessels and other services than on any seasonal variation.

Employees

As of June 30, 2018, Tidewater had approximately 4,513 employees worldwide, a reduction of approximately 953 from June 30, 2017, as a result of Tidewater’s efforts to reduce costs due to the downturn in the offshore oil services industry. Tidewater is not a party to any union contract in the United States but through several subsidiaries is a party to union agreements covering local nationals in several countries other than the United States. In the past, Tidewater has been the subject of a union organizing campaign for the U.S. GOM employees by maritime labor unions. These union organizing efforts have abated, although the threat has not been completely eliminated. If the employees in the U.S. GOM were to unionize, Tidewater’s flexibility in managing industry changes in the domestic market could be adversely affected.

Available Information

Tidewater makes available free of charge, on or through Tidewater’s website (www.tdw.com), Tidewater’s Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other filings pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and amendments to such filings, as soon as reasonably practicable after each is electronically filed with, or furnished to, the SEC. You may read and copy any materials Tidewater files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. Information on the operation of the Public Reference Room may be obtained by calling the Commission at 1-800-SEC-0330. The SEC maintains a website that contains Tidewater’s reports, proxy and information statements, and Tidewater’s other SEC filings. The address of the SEC’s website is www.sec.gov. Information appearing on Tidewater’s website is not part of any report that it files with the SEC.

Tidewater has adopted a Code of Business Conduct and Ethics (Code), which is applicable to its directors, chief executive officer, chief financial officer, principal accounting officer, and other officers and employees on matters of business conduct and ethics, including compliance standards and procedures. The Code is publicly available on Tidewater’s website at www.tdw.com. Tidewater will make timely disclosure by a Current Report on Form 8-K and on its website of any change to, or waiver from, the Code for Tidewater’s chief executive officer, chief financial officer and principal accounting officer. Any changes or waivers to the Code will be maintained on Tidewater’s website for at least 12 months. A copy of the Code is also available in print to any stockholder upon written request addressed to Tidewater Inc., 6002 Rogerdale Road, Suite 600, Houston, Texas, 77072.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations should be read in conjunction with the accompanying consolidated financial statements as of December 31, 2017 and June 30, 2018 and for the nine month transition period ended December 31, 2017 and for the six month periods ended June 30, 2018 and 2017 that Tidewater included in this prospectus. The following discussion and analysis contains forward-looking statements that involve risks and uncertainties. Tidewater’s future results of operations could differ materially from its historical results or those anticipated in its forward-looking statements as a result of certain factors, including those set forth under “Risk Factors” in this prospectus. With respect to this “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the cautionary language applicable to such forward-looking statements described under “Forward-Looking Statements” found in this prospectus is incorporated by reference into this “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Transition period ended December 31, 2017 Business Highlights and Key Focus

During the nine month transition period ended December 31, 2017, Tidewater continued to focus on identifying and implementing cost saving measures given the sharp reduction in revenues due to a continued challenging operating environment of lower crude oil prices and reduced customer spending (and reduced offshore spending by customers in particular). Key elements of Tidewater’s response to these conditions during the nine months ended December 31, 2017, included sustaining its offshore support vessel fleet and its global operating footprint and successfully completing the restructuring of its debt pursuant to the Plan, resulting in the strengthening of its balance sheet and its liquidity that is available to fund operations. During the period, operating management was focused on safe, compliant operations, minimizing unscheduled vessel downtime, improving the oversight over major repairs and maintenance projects and drydockings, and maintaining disciplined cost control.

On July 31, 2017, Tidewater completed its reorganization pursuant to the Plan.

Due to Tidewater’s change to its fiscal year end, this discussion summarizes the significant factors affecting the consolidated operating results, financial condition, liquidity and capital resources during the transition period ended December 31, 2017 and the comparable unaudited nine-month period ended December 31, 2016.

At December 31, 2017, Tidewater had 227 owned or chartered vessels (excluding joint-venture vessels) in its fleet with an average age of 9.0 years. The average age of Tidewater’s 138 active vessels at December 31, 2017 was 7.7 years.

Revenues earned for the five month period of August 1, 2017 through December 31, 2017 (Successor), the four month period of April 1, 2017 through July 31, 2017 (Predecessor) and the nine months ended December 31, 2016 (Predecessor) were $178.8 million, $151.4 million and $440.9 million, respectively. Revenues have decreased as compared to prior year primarily as a result of the significant industry downturn that occurred over the latter half of calendar 2014 and that continued through December 2017.

Tidewater has responded to reductions in revenue by reducing vessel operating costs. During the five month period of August 1, 2017 through December 31, 2017 (Successor), the four month period of April 1, 2017 through July 31, 2017 (Predecessor) and the nine months ended December 31, 2016 (Predecessor) vessel operating costs were $120.5 million, $116.4 million and $278.3 million, respectively.

Depreciation expense for the five month period of August 1, 2017 through December 31, 2017 (Successor), the four month period of April 1, 2017 through July 31, 2017 (Predecessor) and the nine months ended December 31, 2016 (Predecessor) was $20.3 million, $47.4 million and $129.7 million, respectively. Depreciation expense for Successor periods is substantially lower than that of Predecessor periods as a result of the application of fresh-start accounting upon emergence from bankruptcy, which significantly reduced the carrying value of properties and equipment.

General and administrative expenses for the five month period of August 1, 2017 through December 31, 2017 (Successor), the four month period of April 1, 2017 through July 31, 2017 (Predecessor) and the nine months ended December 31, 2016 (Predecessor) were $46.6 million, $41.8 million and $104.2 million, respectively. Restructuring-related professional services costs for the five month period from August 1, 2017 through December 31, 2017 are included in reorganization items. Included in corporate general and administrative expenses for the four month period of April 1, 2017 through July 31, 2017 (Predecessor) and the nine months ended December 31, 2016 (Predecessor) were $6.7 million and $12.2 million of restructuring related professional service costs, respectively. General and administrative expenses have decreased in the nine month transition period ended December 31, 2017 as compared to the comparable period in the prior year primarily as a result of Tidewater’s continuing efforts to reduce overhead costs due to the downturn in the offshore services market and lower restructuring-related professional fees.

Asset impairments for the five month period of August 1, 2017 through December 31, 2017 (Successor), the four month period of April 1, 2017 through July 31, 2017 (Predecessor) and the nine months ended December 31, 2016 (Predecessor) were $16.8 million, $184.7 million and $419.9 million, respectively. As of Tidewater’s emergence from Chapter 11 bankruptcy on July 31, 2017, Tidewater adopted fresh-start accounting and significantly reduced the carrying values of its vessels and other long-lived assets.

Interest and other debt expenses for the five month period of August 1, 2017 through December 31, 2017 (Successor), the four month period of April 1, 2017 through July 31, 2017 (Predecessor) and the nine months ended December 31, 2016 (Predecessor) were $13 million, $11.2 million and $54.0 million, respectively. The filing of Tidewater’s bankruptcy petition on May 17, 2017 (the “Petition Date”) resulted in the cessation of the accrual of interest expense on the term loan, revolver and senior notes as of the Petition Date through the Emergence Date. Interest and other debt costs from the five month period August 1, 2017 through December 31, 2017 reflect Tidewater’s post-restructuring capital structure which included debt of $448.2 million at December 31, 2017.

Tidewater incurred reorganization charges of $4.3 million and $1.4 billion for the five month period of August 1, 2017 through December 31, 2017 (Successor) and the four month period of April 1, 2017 through July 31, 2017 (Predecessor), respectively. Successor reorganization items included the cost of delivering vessels operating under sale leaseback agreements to the respective lessors and restructuring-related professional fees. Predecessor reorganization items included (i) fresh-start adjustments of $1.8 billion to record the values of assets and liabilities on Tidewater’s books at their fair values, (ii) $316.5 million related to settlement of liabilities associated with sale leaseback claims and make-whole claims on its debt, partially offset by deferred gains recognized on sale leaseback transactions and other items and (iii) professional fees of $28 million incurred subsequent to the Petition Date. Offsetting these reorganization charges is a gain on settlement of liabilities subject to compromise of $767.6 million.

Tidewater’s outstanding receivable from Sonatide for work in Angola was reduced by approximately $33 million to approximately $230 million during the nine month transition period ended December 31, 2017. Tidewater’s outstanding payable to Sonatide (including commissions payable) also decreased by approximately $34 million to approximately $99 million during the same period. Tidewater’s outstanding receivable from Sonatide and outstanding payable to Sonatide (including commissions payable) at March 31, 2017, was approximately $263 million and approximately $133 million, respectively. Sonatide has had some success in obtaining contracts that allow for a portion of services in Angola to be paid in dollars, has successfully initiated some conversion of kwanzas into dollars and has also successfully reduced the due from affiliate and due to affiliate balances via netting transactions based on agreement with the joint venture. For additional disclosure regarding the Sonatide Joint Venture, refer to “Business” in this prospectus.

Macroeconomic Environment and Outlook

The primary driver of Tidewater’s business (and revenues) is the level of its customers’ capital and operating expenditures for offshore oil and natural gas exploration, field development and production. These expenditures, in turn, generally reflect its customers’ expectations for future oil and natural gas prices, economic growth, hydrocarbon demand, estimates of current and future oil and natural gas production, the relative cost of exploring, developing and producing onshore and offshore oil and natural gas, and its customers’ ability to access exploitable oil and natural gas resources. Current and future estimated prices of crude oil and natural gas are critical factors in its customers’ investment and spending decisions, including their decisions to contract drilling rigs and offshore support vessels in support of offshore exploration, field development and production activities in the various global geographic markets.

After a significant decrease in the price of oil during calendar years 2014 and 2015 largely due to an increase in global supply without a commensurate increase in worldwide demand, the price of crude oil, though volatile, increased during the calendar years 2016 and 2017. Tidewater’s longer-term utilization and average day rate trends for its vessels will generally correlate with demand for, and the price of, crude oil, which at the end of June 2018 was trading around $74 per barrel for West Texas Intermediate (WTI) crude and $75 per barrel for Intercontinental Exchange (ICE) Brent crude, up from $50 and $52 per barrel for WTI and ICE Brent, respectively, at the end of December 2017. Several analysts expect that oil production will continue to rise (led by North America) and that this should balance the market, if not create a supply surplus over the near to immediate term. A supply surplus would likely exert downward pressure on the recently improved market prices for crude oil.

A recovery in onshore exploration, development and production activity and spending, and in North American onshore activity and spending in particular, is already underway and is expected to continue if oil and gas prices remain at current levels or continue to rise. However, a recovery in offshore activity and spending, much of which takes place in the international markets, is expected to lag increases in onshore exploration, development and production activity and spending. These same analysts also expect that any material improvements in offshore exploration and development activity would likely not occur until calendar year 2019 or calendar year 2020, the timing of which is generally consistent with the trend of the projected global working offshore rig count according to recent IHS-Markit reports, as there are indications that E&P companies will remain conservative with their offshore-related capital expenditures in the near future.

The production of unconventional gas resources in North America and the commissioning of a number of Liquefied Natural Gas (LNG) export facilities around the world have contributed to an oversupplied natural gas market. Some analysts have noted that natural gas is being produced at historically high levels while consumption, at least in the United States, has waned somewhat in 2017 primarily as a result of less demand by the electric power sector. At the end of June 2018, natural gas was trading in the U.S. at approximately $3.00 per Mcf, which was comparable to natural gas prices as reported by the U.S. Energy Information Administration at the end of December 2017. Generally, high levels of onshore gas production and the prolonged downturn in natural gas prices experienced over the previous several years have had a negative impact on the offshore exploration and development plans of energy companies and the demand for offshore support vessel services.

Deepwater activity is a significant segment of the global offshore crude oil and natural gas markets, and development typically involves significant capital investment and multi-year development plans. Such projects are generally underwritten by the participating exploration, field development and production companies using relatively conservative crude oil and natural gas pricing assumptions. Although these projects are generally less susceptible to short-term fluctuations in the price of crude oil and natural gas, deepwater exploration and development projects can be more costly relative to onshore and non-deepwater offshore exploration and development. As a result, lower and volatile crude oil prices and a relatively greater emphasis on onshore exploration, development and production activity and spending have caused, and may continue to cause, many of Tidewater’s customers and potential customers to reevaluate and further reduce their future capital expenditures in regards to offshore projects, in general, and deepwater projects, in particular.

Data published by IHS-Markit in June of 2018 estimate that the worldwide movable offshore drilling rig count is 850 rigs, of which approximately 435 offshore rigs were working in June of 2018, a slight increase over the approximate 430 working rigs in June of 2017, and a decrease of approximately 9%, or 45 working rigs, from the number of working rigs in June of 2016. While the supply of, and demand for, offshore drilling rigs that meet the technical requirements of end user exploration and development companies may be key drivers of pricing for contract drilling services, Tidewater believes that the number of rigs working offshore (rather than the total population of moveable offshore drilling rigs or the pricing for contract drilling services) is a more reliable indicator of overall offshore activity levels and the demand for offshore support vessel services.

According to IHS-Markit, of the estimated 850 movable offshore rigs worldwide, approximately 30%, or approximately 255 rigs, are designed to operate in deeper waters. Of the approximately 435 working offshore rigs at the end of June 2018, approximately 120 rigs, or 28%, are designed to operate in deeper waters. Utilization of deepwater rigs at the end of June 2018 was approximately 47% (120 working deepwater rigs divided by 255 total deepwater rigs). At the end of June 2018, the approximate 120 working deepwater rigs was comparable to the approximate number of working deepwater rigs at the end of June 2017 and down 20%, or approximately 30 working deepwater rigs, from the number of working deepwater rigs at the end of June 2016. IHS-Markit also estimates that approximately 29% of the approximate 140 total offshore rigs currently under construction, or approximately 40 rigs, are being built to operate in deeper waters, suggesting that new build deepwater rigs represent approximately 33% of the approximately 120 deepwater rigs working at the end of June 2018. There is uncertainty as to whether the deepwater rigs currently under construction will increase the working fleet or merely replace older, less productive drilling units. As a result, it is not clear what impact the delivery of additional rigs (deepwater and otherwise) within the next several years will have on the working rig count, especially in an environment of reduced offshore exploration and development spending.

Also, according to IHS-Markit, of the estimated 850 movable offshore rigs worldwide, approximately 61%, or approximately 515 rigs, are jack-up rigs. Of the approximately 435 working offshore rigs, approximately 290 rigs, or 67%, are jack-up rigs. As of the end of June 2018, the number of working jack-up rigs was nominally higher than the number of jack-up rigs that were working at the end of June 2017, suggesting that worldwide shallow-water exploration and production activity has at least stabilized during the last twelve months, despite a slight decrease of approximately 3%, or 10 working rigs, from the number of working rigs at the end of June 2016. Utilization of jack-up rigs at the end of June 2018 was approximately 56% (290 working jack-up rigs divided by 515 total jack-up rigs). The construction backlog for new jack-up rigs at the end of June 2018 (90 rigs) has been reduced from the jack-up construction backlog at the end of June 2017 by approximately 10 rigs. Nearly all of the jack-up rigs currently under construction are scheduled for delivery in the next 24 months, although the timing of such deliveries as scheduled remains uncertain given the generally depressed offshore rig market that currently exists. As discussed above with regards to the deepwater rig market and recognizing that 90 new build jack-up rigs represent 31% of the approximately 290 jack-up rigs working at the end of June 2018, there is also uncertainty as to how many of the jack-up rigs currently under construction, if delivered, will either increase the working fleet or replace older, less productive jack-up rigs.

The floating production unit market is also a current source of demand for offshore support vessels and also has potential to grow as a source of additional demand for offshore support vessels. Approximately 52 new floating production units are under construction, most of which are scheduled to be delivered over the next eighteen months. If delivered, these new units will supplement the approximately 375 floating production units currently operating worldwide, which is slightly higher than the number of floating production units working in June 2017 and approximately 9% higher than the number of floating production units working in June 2016. While the recent market trend in working floating production units currently appears to be a net positive for the offshore support vessel market, the risk of cancellation of some new build contracts or the stacking of currently operating floating production units remains.

In June 2018, the worldwide fleet of offshore support vessels (deepwater PSVs, deepwater AHTS vessels and towing-supply vessels only) is estimated at approximately 3,520 vessels which includes approximately 550 vessels, or approximately 16%, that are at least 25 years old and exceeding original expectations of their estimated economic lives. An additional 445 vessels, or 13% of the worldwide fleet, are at least 15 years old, but less than 25 years old. Older offshore support vessels, whether such vessels are at least 25 years old or at least 15 years old, could potentially be removed from the market if the cost of extending such vessels’ lives is not economical, especially in light of recent market conditions.

Also, according to IHS-Markit, there are approximately 240 new-build offshore support vessels (deepwater PSVs, deepwater AHTS vessels and towing-supply vessels only) either under construction (215 vessels), on order or planned at the end of June 2018. The majority of the vessels under construction are scheduled to be delivered within the next 12 to 24 months; however, Tidewater does not anticipate that all, or even a majority, of these vessels will ultimately be completed based on current and expected future offshore exploration and development activity, in addition to the substantial oversupply that still exists. Further increases in worldwide vessel capacity, due to either newbuild deliveries, or stacked vessel reactivations, would tend to have the effect of lowering charter rates, particularly when there are lower levels of exploration, field development and production activity.

Excluding the 550 vessels that are at least 25 years old from the overall population, the number of offshore support vessels under construction (215 vessels) represents approximately 7% of the remaining worldwide fleet of approximately 2,970 offshore support vessels. Excluding the 995 vessels that are at least 15 years old from the overall population, the number of offshore support vessels under construction (215 vessels) represents approximately 9% of the remaining worldwide fleet of approximately 2,525 offshore support vessels.

Since late 2014, the number of older offshore support vessels that have been removed from market has not been sufficient to counteract the significant reduction in offshore exploration, development and production activity by Tidewater’s customers. As a result, Tidewater and other offshore support vessel owners have also selectively stacked more recently constructed vessels. Should market conditions further deteriorate, the stacking or underutilization of additional, more recently constructed vessels by the offshore support vessel industry is likely.

Although the future attrition rate of older offshore support vessels cannot be determined with certainty, Tidewater believes that the retirement and/or sale to owners outside of the oil and gas market of a vast majority of these aged vessels (a majority of which Tidewater believes have already been stacked or are not being actively marketed to oil and gas development-focused customers by the vessels’ owners) could mitigate the potential negative effects on vessel utilization and vessel pricing of (i) additional offshore support vessel supply resulting from the delivery of additional new-build vessels and/or (ii) reduced demand for offshore support vessels resulting from further reductions in offshore exploration, development and production spending by its customers.

Alternatively, the cancellation or deferral of delivery of some portion of the offshore support vessels that are under construction could mitigate the potential negative effects on vessel utilization and vessel pricing of reduced offshore exploration, development and production spending by Tidewater’s customers. To the extent the significant increase in crude oil prices that began in early 2016 ultimately leads to an increase both in offshore spending by Tidewater’s customers and additional vessel demand, additional vessel demand could also mitigate the possible negative effects of the new-build vessels being added to the global offshore support vessel fleet. In addition, the need to incur and fund recertification and other maintenance costs, particularly for vessels that have been stacked, may have an impact on the availability of vessels to support customers’ future offshore exploration, development and production activity, and could have a positive impact on the charter rates that vessel owners are able to secure for those vessels that have current certifications with the relevant classification societies and are otherwise available to work.

Tidewater believes that a material improvement in vessel utilization and vessel pricing will require a combination of increased vessel demand and a reduction in vessel supply, including the retirement of a majority of the vessels that are older than 15 years. Absent a significant and unexpected increase in vessel demand, Tidewater believes that low vessel utilization and average day rates will likely persist across the offshore support vessel industry, at least in the near to intermediate term, due to the current overcapacity in the worldwide offshore support vessel fleet. It is also possible that overcapacity and excess financial leverage will lead to industry consolidation and/or business failures within the global offshore support vessel industry.

Principal Factors That Drive Tidewater’s Revenues

Tidewater’s revenues, net earnings and cash flows from operations are largely dependent upon the activity level of its offshore marine vessel fleet. As is the case with the numerous other vessel operators in its industry, its business activity is largely dependent on the level of exploration, field development and production activity of its customers. Its customers’ business activity, in turn, is dependent on crude oil and natural gas prices, which fluctuate depending on expected future levels of supply and demand for crude oil and natural gas, and on estimates of the cost to find, develop and produce reserves.

Tidewater’s revenues in all segments are driven primarily by Tidewater’s fleet size, vessel utilization and day rates. Because a sizeable portion of Tidewater’s operating costs and its depreciation does not change proportionally with changes in revenue, Tidewater’s operating profit is largely dependent on revenue levels.

Principal Factors That Drive Tidewater’s Operating Costs

Operating costs consist primarily of crew costs, repair and maintenance costs, insurance costs and loss reserves, fuel, lube oil and supplies costs and other vessel operating costs. Fleet size, fleet composition, geographic areas of operation, supply and demand for marine personnel, and local labor requirements are the major factors which affect overall crew costs in all segments. In addition, Tidewater’s newer, more technologically sophisticated PSVs and AHTS vessels generally require a greater number of specially trained, more highly compensated fleet personnel than Tidewater’s older, smaller and less sophisticated vessels. Crew costs may increase if competition for skilled personnel intensifies, though a weaker offshore energy market should somewhat mitigate any potential inflation of crew costs.

Concurrent with emergence from Chapter 11 bankruptcy, the Successor Company adopted a new policy for the recognition of the costs of planned major maintenance activities incurred to ensure compliance with applicable regulations and maintain certifications for vessels with classification societies. These costs include drydocking and survey costs necessary to maintain certifications and generally occur twice in every five-year period. These recertification costs are typically incurred while the vessel is in drydock and may be incurred concurrent with other vessel maintenance and improvement activities. Costs related to the recertification of vessels are deferred and amortized over 30 months on a straight-line basis. Maintenance costs incurred at the time of the recertification drydocking that are not related to the recertification of the vessel are expensed as incurred. Costs related to vessel improvements that either extend the vessel’s useful life or increase the vessel’s functionality are capitalized and depreciated. Tidewater’s previous policy (Predecessor) was to expense vessel recertification costs in the period incurred.

Insurance and loss reserves costs are dependent on a variety of factors, including Tidewater’s safety record and pricing in the insurance markets, and can fluctuate over time. Tidewater’s vessels are generally insured for up to their estimated fair market value in order to cover damage or loss resulting from marine casualties, adverse weather conditions, mechanical failure, collisions, and property losses to the vessel. Tidewater also purchases coverage for potential liabilities stemming from third-party losses with limits that it believes are reasonable for its operations, but does not generally purchase business interruption insurance or similar coverage. Insurance limits are reviewed annually, and third-party coverage is purchased based on the expected scope of ongoing operations and the cost of third-party coverage.

Fuel and lube costs can also fluctuate in any given period depending on the number and distance of vessel mobilizations, the number of active vessels off charter, drydockings, and changes in fuel prices. Tidewater also incurs vessel operating costs that are aggregated as “other” vessel operating costs. These costs consist of brokers’ commissions, including commissions paid to unconsolidated joint venture companies, training costs and other miscellaneous costs. Brokers’ commissions are incurred primarily in Tidewater’s non-United States operations where brokers sometimes assist in obtaining work for Tidewater’s vessels. Brokers generally are paid a percentage of day rates and, accordingly, commissions paid to brokers generally fluctuate in accordance with vessel revenue. Other costs include, but are not limited to, satellite communication fees, agent fees, port fees, canal transit fees, vessel certification fees, the amortization of previously deferred mobilization costs, temporary vessel importation fees and any fines or penalties.

Results of Operations for the Six Months Ended June 30, 2018

During the quarter ended March 31, 2018 Tidewater’s Africa/Europe segment was split as a result of management realignment such that Tidewater’s operations in Europe and Mediterranean Sea regions and Tidewater’s West African regions are now separately reported segments. As such, Tidewater now discloses these new segments as Europe/Mediterranean Sea and West Africa, respectively. Tidewater’s Americas and Middle East/Asia Pacific segments are not affected by this change. This new segment alignment is consistent with how Tidewater’s chief operating decision maker reviews operating results for the purposes of allocating resources and assessing performance. Prior year amounts have been recast to conform to the new segment alignment.

The following table compares vessel revenues and vessel operating costs (excluding general and administrative expenses, depreciation and amortization expense, vessel operating leases and gains on asset dispositions, net) for Tidewater’s owned and operated vessel fleet and the related percentage of vessel revenue for the quarters and six month periods ended June 30, 2018 and 2017:

	Successor		Predecessor		Successor		Predecessor
	Quarter Ended June 30, 2018		Quarter Ended June 30, 2017		Six Months Ended June 30, 2018		Six Months Ended June 30, 2017
(In thousands)		%		%		%		%
Vessel revenues:
Americas(A)	$32,601	31%	31,887	28%	58,682	31%	112,420	42%
Middle East/Asia Pacific	22,406	21%	27,766	25%	40,794	21%	54,444	20%
Europe/Mediterranean Sea	13,357	13%	11,031	10%	22,980	12%	21,197	8%
West Africa	35,810	35%	41,573	37%	69,212	36%	81,101	30%

Total vessel revenues	$104,174	100%	112,257	100%	191,668	100%	269,162	100%

Vessel operating costs:
Crew costs	$36,368	35%	42,210	38%	70,592	37%	84,039	31%
Repair and maintenance	7,978	8%	13,844	12%	15,682	8%	30,918	11%
Insurance and loss reserves	2,191	2%	3,124	3%	1,120	2%	1,357	1%
Fuel, lube and supplies	8,181	8%	9,428	8%	17,193	9%	18,707	7%
Other	13,294	13%	15,167	14%	24,789	13%	29,597	11%

Total vessel operating costs	$68,012	65%	83,773	75%	129,376	69%	164,618	61%

(A)	Included in Americas vessel revenue for the six months ended June 30, 2017 is $39.1 million of revenue related to the early cancellation of a long-term vessel charter contract.

The following table compares other operating revenues and costs related to brokered vessels, ROVs and other miscellaneous marine-related activities for the quarters and six month periods ended June 30, 2018 and 2017:

	Successor	Predecessor	Successor	Predecessor
(In thousands)	Quarter Ended June 30, 2018	Quarter Ended June 30, 2017	Six Months Ended June 30, 2018	Six Months Ended June 30, 2017
Other operating revenues	$1,427	2,849	5,426	6,693
Costs of other operating revenues	642	1,585	3,116	4,274

The following table presents vessel operating costs by Tidewater’s four geographic segments, the related segment vessel operating costs as a percentage of segment vessel revenues, total vessel operating costs and the related total vessel operating costs as a percentage of total vessel revenues for the quarters and six month periods ended June 30, 2018 and 2017:

	Successor		Predecessor		Successor		Predecessor
	Quarter Ended June 30, 2018		Quarter Ended June 30, 2017		Six Months Ended June 30, 2018		Six Months Ended June 30, 2017
(In thousands)		%		%		%		%
Vessel operating costs:
Americas:
Crew costs	$11,158	34%	14,457	45%	20,251	34%	30,218	27%
Repair and maintenance	1,529	5%	3,841	12%	3,259	6%	6,727	6%
Insurance and loss reserves	1,031	3%	933	3%	480	1%	414	1%
Fuel, lube and supplies	1,792	5%	3,394	11%	3,410	6%	7,290	6%
Other	2,790	9%	4,655	15%	3,196	5%	8,210	7%

	18,300	56%	27,280	86%	30,596	52%	52,859	47%

Middle East/Asia Pacific:
Crew costs	$8,596	38%	9,795	35%	16,704	41%	19,290	35%
Repair and maintenance	1,594	7%	2,675	10%	3,057	7%	8,981	17%
Insurance and loss reserves	383	2%	681	2%	233	1%	(51)	(<1%)
Fuel, lube and supplies	2,221	10%	1,539	6%	4,560	11%	4,082	8%
Other	2,578	12%	2,908	10%	5,320	13%	6,259	11%

	15,372	69%	17,598	63%	29,874	73%	38,561	71%

Europe/Mediterranean Sea:
Crew costs	$5,777	43%	5,593	51%	10,768	47%	10,520	50%
Repair and maintenance	1,983	15%	3,227	29%	3,561	15%	4,488	21%
Insurance and loss reserves	247	2%	426	4%	357	2%	652	3%
Fuel, lube and supplies	1,136	8%	1,393	13%	2,946	13%	2,494	12%
Other	1,459	11%	1,835	16%	3,065	13%	3,229	15%

	10,602	79%	12,474	113%	20,697	90%	21,383	101%

West Africa:
Crew costs	$10,837	30%	12,365	30%	22,869	33%	24,011	30%
Repair and maintenance	2,872	8%	4,101	10%	5,805	9%	10,722	13%
Insurance and loss reserves	530	1%	1,084	3%	50	<1%	342	<1%
Fuel, lube and supplies	3,032	9%	3,102	7%	6,277	9%	4,841	6%
Other	6,467	18%	5,769	14%	13,208	19%	11,899	15%

	23,738	66%	26,421	64%	48,209	70%	51,815	64%

Total vessel operating costs	$68,012	65%	83,773	75%	129,376	68%	164,618	61%

The following table presents vessel operations general and administrative expenses by Tidewater’s four geographic segments, the related segment vessel operations general and administrative expenses as a percentage of segment vessel revenues, total vessel operations general and administrative expenses and the related total vessel operations general and administrative expenses as a percentage of total vessel revenues for the quarters and six month periods ended June 30, 2018 and 2017:

	Successor		Predecessor		Successor		Predecessor
	Quarter Ended June 30, 2018		Quarter Ended June 30, 2017		Six Months Ended June 30, 2018		Six Months Ended June 30, 2017
(In thousands)		%		%		%		%
Vessel operations general and administrative expenses:
Americas	$5,090	16%	5,771	18%	10,651	18%	12,183	11%
Middle East/Asia Pacific	3,565	16%	3,738	13%	6,935	17%	7,118	13%
Europe/Mediterranean Sea	1,658	12%	1,196	11%	2,936	13%	2,562	12%
West Africa	6,300	18%	7,297	18%	12,958	19%	15,584	19%

Total vessel operations general and administrative expenses	$16,613	16%	18,002	16%	33,480	17%	37,447	14%

The following table presents vessel operating leases by Tidewater’s four geographic segments, the related segment vessel operating leases as a percentage of segment vessel revenues, total vessel operating leases and the related total vessel operating leases as a percentage of total vessel revenues for the quarters and six month periods ended June 30, 2018 and 2017:

	Successor		Predecessor		Successor		Predecessor
	Quarter Ended June 30, 2018		Quarter Ended June 30, 2017		Six Months Ended June 30, 2018		Six Months Ended June 30, 2017
(In thousands)		%		%		%		%
Vessel operating leases(A):
Americas	$—	—	3,787	12%	—	—	10,414	9%
Middle East/Asia Pacific	—	—	—	—	—	—	—	—
Europe/Mediterranean Sea	—	—	721	7%	—	—	1,153	5%
West Africa	—	—	1,034	2%	—	—	2,418	3%

Total vessel operating leases	$—	—	5,542	5%	—	—	13,985	5%

(A)	As part of the Plan of reorganization, Tidewater rejected all vessel lease agreements during the quarter ended June 30, 2017.

The following table presents vessel depreciation expense by Tidewater’s geographic segments, the related segment vessel depreciation expense as a percentage of segment vessel revenues, total vessel depreciation expense and the related total vessel depreciation expense as a percentage of total vessel revenues for the quarters and six month periods ended June 30, 2018 and 2017:

	Successor		Predecessor		Successor		Predecessor
	Quarter Ended June 30, 2018		Quarter Ended June 30, 2017		Six Months Ended June 30, 2018		Six Months Ended June 30, 2017
(In thousands)		%		%		%		%
Vessel depreciation expense(A):
Americas	$3,530	11%	10,748	34%	6,843	12%	22,045	20%
Middle East/Asia Pacific	2,844	13%	7,746	28%	5,613	14%	16,245	30%
Europe/Mediterranean Sea	2,239	17%	6,803	62%	4,043	18%	13,364	63%
West Africa	4,067	11%	9,595	23%	8,093	12%	19,411	24%

Total vessel depreciation expense	$12,680	12%	34,892	31%	24,592	13%	71,065	26%

(A)	As a result of the application of fresh-start accounting upon emergence from bankruptcy, Tidewater significantly reduced the carrying value of properties and equipment.

The following table compares other operating revenues and costs related to Tidewater’s ROV and related subsea services operations, brokered vessels and other miscellaneous marine-related activities for the quarters and six month periods ended June 30, 2018 and 2017:

	Successor		Predecessor		Successor		Predecessor
	Quarter Ended June 30, 2018		Quarter Ended June 30, 2017		Six Months Ended June 30, 2018		Six Months Ended June 30, 2017
(In thousands)		%		%		%		%
Other operating revenues(A)	$1,427	100%	2,849	100%	5,426	100%	6,693	100%
Costs of other operating revenues	(642)	(45%)	(1,585)	(56%)	(3,116)	(57%)	(4,274)	(64%)
General and administrative expenses—other operating activities	(2)	(<1%)	(355)	(12%)	(16)	(<1%)	(880)	(13%)
Depreciation and amortization—other operating activities	(5)	(<1%)	(854)	(30%)	(10)	(<1%)	(1,709)	(26%)

Total other operating profit (loss)	$778	55%	55	2%	2,284	43%	(170)	(3%)

(A)

Included in other operating revenues for the quarter and six months ended June 30, 2017, were $0.5 million and $0.8 million, respectively, of revenues related to Tidewater’s subsea business. The eight ROVs representing substantially all of Tidewater’s subsea assets were sold in December 2017.

The following table compares operating loss and other components of loss before income taxes and its related percentage of total revenue for the quarters and six month periods ended June 30, 2018 and 2017:

	Successor		Predecessor		Successor		Predecessor
	Quarter Ended June 30, 2018		Quarter Ended June 30, 2017		Six Months Ended June 30, 2018		Six Months Ended June 30, 2017
(In thousands)%			%		%		%
Vessel operating profit (loss):
Americas(A)	$5,681	5%	(15,699)	(14%)	10,592	5%	14,919	5%
Middle East/Asia Pacific	625	1%	(1,316)	(1%)	(1,628)	(1%)	(7,480)	(3%)
Europe/Mediterranean Sea	(1,142)	(1%)	(10,163)	(9%)	(4,696)	(2%)	(17,265)	(6%)
West Africa	1,705	2%	(2,774)	(2%)	(48)	<1%	(8,127)	(3%)

	6,869	7%	(29,952)	(26%)	4,220	2%	(17,953)	(7%)
Other operating profit (loss)	778	1%	55	<1%	2,284	1%	(170)	(<1%)

	7,647	7%	(29,897)	(26%)	6,504	2%	(18,123)	(7%)
Corporate general and administrative expenses(B)	(7,810)	(7%)	(14,702)	(13%)	(14,494)	(7%)	(36,459)	(13%)
Corporate depreciation	(100)	(<1%)	(541)	(<1%)	(200)	(<1%)	(1,105)	(<1%)

Corporate expenses	(7,910)	(7%)	(15,243)	(13%)	(14,694)	(7%)	(37,564)	(13%)
Gain on asset dispositions, net	1,338	1%	3,189	3%	3,257	2%	9,253	3%
Asset impairments	(1,215)	(1%)	(163,423)	(142%)	(7,401)	(4%)	(228,280)	(83%)

Operating loss	$(140)	(<1%)	(205,374)	(178%)	(12,334)	(6%)	(274,714)	(100%)

Foreign exchange loss	(1,002)	(1%)	(1,157)	(1%)	(1,350)	(1%)	(493)	(<1%)
Equity in net earnings (losses) of unconsolidated companies	390	<1%	4,517	4%	(15,049)	(8%)	7,358	3%
Interest income and other, net	2,914	3%	1,680	1%	2,786	2%	3,268	1%
Reorganization items	—	—	(313,176)	(272%)	—	—	(313,176)	(114%)
Interest and other debt costs, net	(7,547)	(7%)	(10,605)	(9%)	(15,146)	(8%)	(31,613)	(11%)

Loss before income taxes	$(5,385)	(5%)	(524,115)	(455%)	(41,093)	(21%)	(609,370)	(221%)

(A)	Included in Americas vessel operating profit for the six month period ended June 30, 2017 is $39.1 million of revenue related to the early cancellation of a long-term vessel charter contract.
(B)

Included in corporate general and administrative expenses for the quarter and six month periods ended June 30, 2017 are restructuring-related professional services costs of $6.7 million and $23.4 million, respectively. Included in corporate general and administrative expenses for the quarter and six month periods ended June 30, 2018 are professional services costs related the proposed combination with GulfMark of $1.5 million.

During the first six months of 2018, Tidewater continued to focus on identifying and implementing cost saving measures given the sharp reduction in revenues due to a continued challenging operating environment and reduced exploration and production spending (and reduced offshore spending in particular). Key elements of Tidewater’s response to these conditions during the first six months of 2018 included sustaining its offshore support vessel fleet and its global operating footprint while maintaining adequate liquidity to fund operations. During the period, operating management was focused on safe, compliant operations, minimizing unscheduled vessel downtime, improving the oversight over major repairs and maintenance projects and drydockings and maintaining disciplined cost control.

At June 30, 2018, Tidewater had 204 owned or chartered vessels (excluding joint-venture vessels) in its fleet with an average age of 9.4 years. The average age of Tidewater’s 138 active vessels at June 30, 2018 is 8.7 years.

Results of Operations for the Nine Months Ended December 31, 2017

Tidewater manages and measures its business performance primarily based on four distinct geographic operating segments: Americas, Middle East/Asia Pacific, Europe/Mediterranean Sea and West Africa. The following tables compare vessel revenues and vessel operating costs (excluding general and administrative expenses, depreciation expense, vessel operating leases and gains on asset dispositions, net) for Tidewater’s owned and operated vessel fleet, and the related percentage of vessel revenue. Note that Successor periods reflect the deferral and amortization of drydocking and survey costs while Predecessor periods expense such costs as incurred.

	Successor		Predecessor
	Period from August 1, 2017 through December 31, 2017		Period from April 1, 2017 through July 31, 2017		Nine month period ended December 31, 2016
(In thousands)%			%		%
Vessel revenues:
Americas	$45,784	27%	40,848	28%	159,310	37%
Middle East/Asia Pacific	39,845	23%	36,313	25%	87,940	21%
Europe/Mediterranean Sea	19,895	12%	15,466	11%	32,502	8%
West Africa	66,360	39%	53,970	37%	147,159	34%

Total vessel revenues	$171,884	100%	146,597	100%	426,911	100%

Vessel operating costs
Crew costs	$64,854	38%	56,653	39%	148,642	35%
Repair and maintenance	14,082	8%	23,040	16%	43,183	10%
Insurance and loss reserves	4,625	3%	3,949	3%	11,775	2%
Fuel, lube and supplies	16,390	9%	12,279	8%	28,730	7%
Other	20,551	12%	20,517	14%	45,996	11%

Total vessel operating costs	$120,502	70%	116,438	80%	278,326	65%

	Successor	Predecessor
(In thousands)	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through July 31, 2017	Nine month period ended December 31, 2016
Other operating revenues	$6,869	4,772	13,951
Costs of other operating revenues	3,792	2,348	10,040

The following table presents vessel operating costs by Tidewater’s segments, the related segment vessel operating costs as a percentage of segment vessel revenues, total vessel operating costs and the related total vessel operating costs as a percentage of total vessel revenues.

	Successor		Predecessor
	Period from August 1, 2017 through December 31, 2017		Period from April 1, 2017 through July 31, 2017		Nine month period ended December 31, 2016
(In thousands)%			%		%
Vessel operating costs:
Americas
Crew costs	$19,592	43%	18,707	46%	53,917	34%
Repair and maintenance	3,530	8%	8,747	21%	17,360	11%
Insurance and loss reserves	1,192	2%	1,134	3%	3,755	2%
Fuel, lube and supplies	4,588	10%	4,154	10%	9,738	6%
Other	3,092	7%	5,191	13%	9,014	6%

	31,994	70%	37,933	93%	93,784	59%

Middle East/Asia Pacific:
Crew costs	$14,628	36%	12,934	36%	29,593	34%
Repair and maintenance	4,302	11%	3,255	9%	11,254	13%
Insurance and loss reserves	1,147	3%	931	2%	3,288	4%
Fuel, lube and supplies	3,921	10%	1,996	5%	5,892	6%
Other	4,724	12%	3,884	11%	10,471	12%

	28,722	72%	23,000	63%	60,498	69%

Europe/Mediterranean Sea:
Crew costs	$9,468	48%	7,733	50%	16,930	52%
Repair and maintenance	2,109	11%	3,982	26%	2,883	9%
Insurance and loss reserves	431	2%	513	3%	759	2%
Fuel, lube and supplies	1,617	8%	1,864	12%	3,345	10%
Other	2,618	13%	2,437	16%	3,951	13%

	16,243	82%	16,529	107%	27,868	86%
West Africa:
Crew costs	$21,166	31%	17,279	32%	48,202	33%
Repair and maintenance	4,141	6%	7,056	13%	11,687	8%
Insurance and loss reserves	1,855	3%	1,371	2%	3,973	3%
Fuel, lube and supplies	6,264	9%	4,265	8%	9,755	7%
Other	10,117	15%	9,005	17%	22,559	14%

	43,543	66%	38,976	72%	96,176	65%

Total vessel operating costs	$120,502	70%	116,438	80%	278,326	65%

The following table presents vessel operations general and administrative expenses by Tidewater’s geographic segments, the related segment vessel operations general and administrative expenses as a percentage of segment vessel revenues, total vessel operations general and administrative expenses and the related total vessel operations general and administrative expenses as a percentage of total vessel revenues.

	Successor		Predecessor
	Period from August 1, 2017 through December 31, 2017		Period from April 1, 2017 through July 31, 2017		Nine month period ended December 31, 2016
(In thousands)%			%		%
Vessel operations general and administrative expenses:
Americas	$9,622	21%	7,670	19%	19,876	12%
Middle East/Asia Pacific	5,956	15%	4,780	13%	14,238	16%
Europe/Mediterranean Sea	1,907	10%	1,613	10%	4,287	13%
West Africa	13,675	21%	9,818	18%	30,460	21%

Total vessel operations general and administrative expenses	$31,160	18%	23,881	16%	68,861	16%

The following table presents vessel operating leases by Tidewater’s geographic segments, the related segment vessel operating leases as a percentage of segment vessel revenues, total vessel operating leases and the related total vessel operating leases as a percentage of total vessel revenues.

	Successor		Predecessor
	Period from August 1, 2017 through December 31, 2017		Period from April 1, 2017 through July 31, 2017		Nine month period ended December 31, 2016
(In thousands)%			%		%
Vessel operating leases:
Americas	$—	—	3,849	9%	19,878	12%
Middle East/Asia Pacific	—	—	—	—	—	—
Europe/Mediterranean Sea	447	2%	943	6%	—
West Africa	768	1%	1,373	3%	5,445	4%

Total vessel operating leases	$1,215	1%	6,165	4%	25,323	6%

The following table presents vessel depreciation expense by Tidewater’s geographic segments, the related segment vessel depreciation expense as a percentage of segment vessel revenues, total vessel depreciation expense and the related total vessel depreciation expense as a percentage of total vessel revenues.

	Successor		Predecessor
	Period from August 1, 2017 through December 31, 2017		Period from April 1, 2017 through July 31, 2017		Nine month period ended December 31, 2016
(In thousands)%			%		%
Vessel depreciation expense:
Americas	$5,767	13%	13,945	34%	37,517	24%
Middle East/Asia Pacific	4,716	12%	9,967	27%	32,350	37%
Europe/Mediterranean Sea	2,794	14%	9,060	59%	19,977	61%
West Africa	6,067	9%	12,632	23%	34,388	23%

Total vessel depreciation expense	$19,344	11%	45,604	31%	124,232	29%

The following table compares other operating revenues and costs related to Tidewater’s ROV and related subsea services operations, third-party activities of Tidewater’s shipyards, brokered vessels and other miscellaneous marine-related activities.

	Successor		Predecessor
	Period from August 1, 2017 through December 31, 2017		Period from April 1, 2017 through July 31, 2017		Nine month period ended December 31, 2016
(In thousands)%			%		%
Other operating revenues	$6,869	100%	4,772	100%	13,951	100%
Costs of other operating revenues	(3,792)	(55%)	(2,348)	(49%)	(10,040)	(72%)
General and administrative expenses—other operating activities	(636)	(9%)	(409)	(9%)	(1,659)	(12%)
Depreciation and amortization—other operating activities	(827)	(12%)	(1,139)	(24%)	(3,575)	(25%)

Total other operating profit (loss)	$1,614	24%	876	18%	(1,323)	(9%)

The following table compares operating income and other components of earnings before income taxes, and its related percentage of total revenues.

	Successor		Predecessor
	Period from August 1, 2017 through December 31, 2017		Period from April 1, 2017 through July 31, 2017		Nine month period ended December 31, 2016
(In thousands)%			%		%
Vessel operating profit (loss):
Americas	$(1,599)	(1%)	(22,549)	(15%)	(11,745)	(3%)
Middle East/Asia Pacific	451	<1%	(1,434)	(1%)	(19,146)	(4%)
Europe/Mediterranean Sea	(1,497)	(1%)	(12,680)	(8%)	(19,631)	(5%)
West Africa	2,308	1%	(8,828)	(6%)	(19,309)	(4%)

	(337)	(<1%)	(45,491)	(30%)	(69,831)	(16%)
Other operating profit (loss)	1,614	1%	876	1%	(1,323)	(<1%)

	1,277	1%	(44,615)	(29%)	(71,154)	(16%)
Corporate general and administrative expenses(A)	(14,823)	(8%)	(17,542)	(12%)	(33,632)	(8%)
Corporate depreciation	(166)	(<1%)	(704)	(<1%)	(1,892)	(<1%)

Corporate Expenses	(14,989)	(8%)	(18,246)	(12%)	(35,524)	(8%)
Gain on asset dispositions, net	6,616	3%	3,561	2%	18,035	4%
Asset impairments	(16,777)	(9%)	(184,748)	(122%)	(419,870)	(95%)

Operating loss	$(23,873)	(13%)	(244,048)	(161%)	(508,513)	(115%)

Foreign exchange loss	(407)	(<1%)	(3,181)	(2%)	(2,302)	(1%)
Equity in net earnings of unconsolidated companies	2,130	1%	4,786	3%	2,869	<1%
Interest income and other, net	2,771	1%	2,384	2%	3,605	1%
Reorganization items	(4,299)	(3%)	(1,396,905)	(923%)	—	—
Interest and other debt costs	(13,009)	(7%)	(11,179)	(8%)	(54,018)	(12%)

Loss before income taxes	$(36,687)	(21%)	(1,648,143)	(1,089%)	(558,359)	(127%)

(A)

Restructuring-related professional services costs for the five month period from August 1, 2017 through December 31, 2017 (Successor) are included in reorganization items. Corporate general and administrative expenses for the four month period from April 1, 2017 through July 31, 2017 (Predecessor) and the nine months ended December 31, 2016 (Predecessor) includes $6.7 million and $12.2 million, respectively, of restructuring-related costs.

Three Months Ended June 30, 2018 and 2017

Consolidated Results. Revenues earned for the quarter ended June 30, 2018 (Successor) and June 30, 2017 (Predecessor) were $105.6 million and $115.1 million, respectively. Revenues have generally decreased as compared to the periods of the prior year primarily as a result of the prolonged industry downturn which has led to the operation of a smaller active vessel fleet as demand for offshore supply vessel services has decreased.

As a result of lower demand for Tidewater’s vessels as compared to the quarter ended June 30, 2017, Tidewater has reduced vessel operating costs and especially crew, fuel, lube and supplies and other vessel costs. Such operating costs for the quarter ended June 30, 2018 (Successor) and June 30, 2017 (Predecessor) were $68 million and $83.8 million, respectively. Subsequent to July 31, 2017, and in connection with the application of fresh-start accounting, Tidewater implemented a new planned major maintenance policy requiring the costs of drydockings and surveys associated with regulatory compliance to be deferred and amortized. Such costs were expensed in the period incurred under the accounting policy of the Predecessor.

Depreciation expense for the quarter ended June 30, 2018 (Successor) and June 30, 2017 (Predecessor) was $12.8 million and $36.3 million, respectively. Depreciation expense for Successor periods is substantially lower than that of Predecessor periods as a result of the application of fresh-start accounting upon emergence from bankruptcy, which significantly reduced the carrying value of properties and equipment. In addition, Tidewater has scrapped or otherwise disposed of 39 vessels since June 30, 2017.

General and administrative expenses for the quarter ended June 30, 2018 (Successor) and June 30, 2017 (Predecessor) were $24.4 million and $33.1 million, respectively, or down $8.7 million, or 26%, in the comparable periods. General and administrative expenses have decreased during the quarter ended June 30, 2018 as compared to the comparable period of the prior year primarily as a result of lower restructuring-related professional services expenses and Tidewater’s continuing efforts to reduce overhead costs due to the downturn in the offshore services market. Included in general and administrative expenses for the quarter ended June 30, 2017 (Predecessor) were $6.7 million of restructuring-related professional services expenses. Tidewater did not incur any such restructuring-related professional services expenses during the quarter ended June 30, 2018 (Successor), but did incur professional services costs related to the proposed combination with GulfMark of $1.5 million. Note also that general and administrative expenses for the quarter ended June 30, 2018 (Successor) and June 30, 2017 (Predecessor) included stock-based compensation of $3.2 million and $0.3 million, respectively.

Tidewater recorded $1.2 million and $163.4 million of asset impairments during the quarter ended June 30, 2018 (Successor) and June 30, 2017 (Predecessor), respectively, primarily due to the continued stacking of underutilized vessels (as a result of the decrease in the volume of oil and gas exploration, field development and production spending by its customers) and a decline in offshore support vessel values. As of Tidewater’s emergence from Chapter 11 bankruptcy on July 31, 2017 Tidewater adopted fresh-start accounting and significantly reduced the carrying values of its vessels and other long-lived assets.

Interest and other debt expenses for the quarter ended June 30, 2018 (Successor) and June 30, 2017 (Predecessor) were $7.5 million and $10.6 million, respectively. Interest and other debt costs for the six months ended June 30, 2018 reflects Tidewater’s post-restructuring capital structure which includes debt of $444.8 million at June 30, 2018.

Tidewater’s outstanding receivable from Sonatide related to its work in Angola was reduced by approximately $55 million to approximately $153 million during the quarter ended June 30, 2018 (Successor). Tidewater’s outstanding payable to Sonatide (including commissions payable) decreased by approximately $31 million to approximately $47 million during the same period. Sonatide has had some success in obtaining contracts that allow for a portion of services in Angola to be paid in dollars, has successfully initiated some conversion of kwanzas into dollars and has also successfully reduced the due from affiliates and due to affiliates balances via agreed netting transactions between Tidewater and Sonatide. Somewhat mitigating the generally positive trend in the Sonatide-related due from/due to balance was a $3.4 million increase during the quarter ended June 30, 2018 in the net amount due from Tidewater’s Nigeria joint venture, DTDW. For additional disclosure regarding the Sonatide Joint Venture, refer to the “Sonatide Joint Venture” disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of this prospectus.

Americas Segment Operations. Vessel revenues in the Americas segment increased 2%, or $0.7 million, during the quarter ended June 30, 2018 (Successor), as compared to the quarter ended June 30, 2017 (Predecessor), primarily due to increased revenue from deepwater vessels of 31%, or $5.3 million, during the same comparative periods. The increase in revenue from deepwater vessels is, in part, a result of vessels working on new contracts in Canada. Offsetting this increase in revenue was a decrease in revenue related to towing-supply vessels during the comparative periods. The decrease in revenue from towing-supply vessels is generally a result of a decrease in average day rates and fewer vessels working in the region.

Americas segment operating profit for the quarter ended June 30, 2018 (Successor) was $5.7 million and operating loss for the quarter ended June 30, 2017 (Predecessor) was $15.7 million.

Vessel operating costs for the quarter ended June 30, 2018 (Successor) and quarter ended June 30, 2017 (Predecessor) were $18.3 million and $27.3 million, respectively. Overall vessel operating costs have decreased in the current period as compared to the quarter ended June 30, 2017 (Predecessor) primarily due to the reduction in crew costs, fuel, lube and supplies and other vessel costs reflecting the overall decline in operating activity within the segment. Decreases to repairs and maintenance costs are primarily the result of a new planned major maintenance policy Tidewater implemented subsequent to July 31, 2017, and in connection with the application of fresh-start accounting, requiring the costs of drydockings and surveys associated with regulatory compliance to be deferred and amortized.

There were no vessel operating lease costs in the quarter ended June 30, 2018 (Successor), as a result of the termination of lease contracts in conjunction with the Plan. Vessel operating lease costs in the quarter ended June 30, 2017 (Predecessor) were $3.8 million.

Depreciation expense for the quarter ended June 30, 2018 (Successor) and quarter ended June 30, 2017 (Predecessor) was $3.5 million and $10.7 million, respectively. Depreciation expense has decreased significantly as compared to the prior year primarily due to the substantial reduction in vessel carrying values recognized at July 31, 2017 resulting from the application of fresh-start accounting.

General and administrative expenses for the quarter ended June 30, 2018 (Successor) and quarter ended June 30, 2017 (Predecessor) was $5.1 million and $5.8 million, respectively. General and administrative expenses have decreased as compared to the prior year primarily as a result of cost reduction initiatives that Tidewater has undertaken as a result of the significant industry downturn which has continued through June 2018.

Middle East/Asia Pacific Segment Operations. Vessel revenues in the Middle East/Asia Pacific segment decreased 19%, or $5.4 million, during the quarter ended June 30, 2018 (Successor), as compared to the quarter ended June 30, 2017 (Predecessor), primarily as a result of a decrease in revenue from towing-supply vessels due to lower average day rates and fewer vessels working in the region, partially the result of more vessels commencing drydockings during the quarter ended June 30, 2018.

Operating profit for the Middle East/Asia Pacific segment for the quarter ended June 30, 2018 (Successor) was $0.7 million and operating loss for the quarter ended June 30, 2017 (Predecessor) was $1.3 million.

Vessel operating costs for the quarter ended June 30, 2018 (Successor) and quarter ended June 30, 2017 (Predecessor) were $15.4 million and $17.6 million, respectively. Overall vessel operating costs have decreased in the current period as compared to the quarter ended June 30, 2017 (Predecessor) primarily due to a reduction in crew costs and repair and maintenance costs, reflecting the decline in operating activity in the segment in the current year and the Successor company’s accounting policy in regards to planned major maintenance activities. Subsequent to July 31, 2017, and in connection with the application of fresh-start accounting, Tidewater implemented a new planned major maintenance policy requiring the costs of drydockings and surveys associated with regulatory compliance to be deferred and amortized.

Depreciation expense for the quarter ended June 30, 2018 (Successor) and quarter ended June 30, 2017 (Predecessor) was $2.8 million and $7.7 million, respectively. Depreciation expense has decreased significantly as compared to prior year primarily due to the substantial reduction in vessel carrying values at July 31, 2017 resulting from the application of fresh-start accounting.

General and administrative expenses for the quarter ended June 30, 2018 (Successor) and quarter ended June 30, 2017 (Predecessor) were comparable.

Europe/Mediterranean Sea Segment Operations. Vessel revenues in the Europe/Mediterranean Sea segment increased 21%, or $2.3 million, during the quarter ended June 30, 2018 (Successor), as compared to the quarter ended June 30, 2017 (Predecessor), primarily as a result of an increase in revenue from deepwater vessels due to seasonally higher utilization (especially in Tidewater’s North Sea operations) and an increase in the number of deepwater vessels operating in the Mediterranean Sea. This increase was partially offset by a decrease in revenue from towing-supply vessels as a result of fewer towing supply vessels working in the Mediterranean Sea which have generally been replaced by additional deepwater vessels working in the Mediterranean Sea.

Operating loss for the Europe/Mediterranean Sea segment was $1.1 million and $10.2 million for the quarters ended June 30, 2018 (Successor) and June 30, 2017 (Predecessor), respectively.

Vessel operating costs for the quarter ended June 30, 2018 (Successor) and quarter ended June 30, 2017 (Predecessor) were $10.6 million and $12.5 million, respectively. Overall vessel operating costs have decreased in the current period as compared to the quarter ended June 30, 2017 (Predecessor) primarily due to decreased repair and maintenance costs. Subsequent to July 31, 2017, and in connection with the application of fresh-start accounting, Tidewater implemented a new planned major maintenance policy requiring the costs of drydockings and surveys associated with regulatory compliance to be deferred and amortized.

There were no vessel operating lease costs in the quarter ended June 30, 2018 (Successor), as a result of the termination of lease contracts in conjunction with the Plan. Vessel operating lease costs in the quarter ended June 30, 2017 (Predecessor) were $0.7 million.

Depreciation expense for the quarter ended June 30, 2018 (Successor) and quarter ended June 30, 2017 (Predecessor) was $2.2 million and $6.8 million, respectively. Depreciation expense has decreased significantly as compared to the prior year primarily due to the substantial reduction in vessel carrying values at July 31, 2017 resulting from the application of fresh-start accounting.

General and administrative expenses for the quarter ended June 30, 2018 (Successor) and quarter ended June 30, 2017 (Predecessor) were comparable.

West Africa Segment Operations. Vessel revenues in the West Africa segment decreased 14%, or $5.8 million, during the quarter ended June 30, 2018 (Successor), as compared to the quarter ended June 30, 2017 (Predecessor), primarily as a result of a decrease in revenue from towing supply vessels of 29%, or $6.9 million, largely due to lower average day rates as a result of the continuing effects of the industry-wide downturn.

Operating profit for the West Africa segment for the quarter ended June 30, 2018 (Successor) was $1.7 million, and operating loss for the quarter ended June 30, 2017 (Predecessor) was $2.8 million.

Vessel operating costs for the quarter ended June 30, 2018 (Successor) and quarter ended June 30, 2017 (Predecessor) were $23.2 million and $26.4 million, respectively. Overall vessel operating costs have decreased in the current period as compared to the quarter ended June 30, 2017 (Predecessor) primarily due to a reduction in crew costs and repair and maintenance costs, reflecting the decline in operating activity in the segment in the current year and the Successor company’s accounting policy in regards to planned major maintenance activities. Subsequent to July 31, 2017, and in connection with the application of fresh-start accounting, Tidewater implemented a new planned major maintenance policy requiring the costs of drydockings and surveys associated with regulatory compliance to be deferred and amortized.

There were no vessel operating lease costs in the quarter ended June 30, 2018 (Successor), as a result of the termination of lease contracts in conjunction with the Plan. Vessel operating lease costs in the quarter ended June 30, 2017 (Predecessor) were $1.0 million.

Depreciation expense for the quarter ended June 30, 2018 (Successor) and quarter ended June 30, 2017 (Predecessor) was $4.1 million and $9.6 million, respectively. Depreciation expense has decreased significantly as compared to the prior year primarily due to the substantial reduction in vessel carrying values at July 31, 2017, resulting from the application of fresh-start accounting.

General and administrative expenses for the quarter ended June 30, 2018 (Successor) and quarter ended June 30, 2017 (Predecessor) were $6.3 million and $7.3 million, respectively. General and administrative expenses have decreased as compared to the prior year primarily as a result of continuing cost reduction initiatives, which include headcount reductions and office consolidations.

Six Months Ended June 30, 2018 and 2017

Consolidated Results. Revenues earned for the six months ended June 30, 2018 (Successor) and June 30, 2017 (Predecessor) were $197.1 million and $275.9 million, respectively. Revenues have generally decreased as compared to the periods of the prior year primarily as a result of the prolonged industry downturn. Since June 30, 2017, the number of active vessels and the worldwide average vessel day rates have decreased. Additionally, revenues for the six months ended June 30, 2017 included a $39.1 million early termination fee related to the early cancellation of a long-term vessel charter contract.

Tidewater has responded to reductions in revenue by reducing vessel operating costs. Such operating costs for the six months ended June 30, 2018 (Successor) and the six months ended June 30, 2017 (Predecessor) were $129.4 million and $164.6 million, respectively. While a portion of these costs related to lower levels of vessel operations, subsequent to July 31, 2017, and in connection with the application of fresh-start accounting, Tidewater implemented a new planned major maintenance policy requiring the costs of drydockings and surveys associated with regulatory compliance to be deferred and amortized. Such costs were expensed in the period incurred under the accounting policy of the Predecessor.

Depreciation expense for the six months ended June 30, 2018 (Successor) and the six months ended June 30, 2017 (Predecessor) was $24.8 million and $73.9 million, respectively. Depreciation expense for Successor periods is substantially lower than that of Predecessor periods as a result of the application of fresh-start accounting upon emergence from bankruptcy, which significantly reduced the carrying value of properties and equipment. In addition, Tidewater has scrapped or disposed of 42 vessels since June 30, 2017.

General and administrative expenses for the six months ended June 30, 2018 (Successor) and the six months ended June 30, 2017 (Predecessor) were $48.0 million and $74.8 million, respectively, or down $26.8 million, or 36%, in the comparable periods. General and administrative expenses have decreased during the six months ended June 30, 2018 as compared to the comparable period of the prior year primarily as a result of lower restructuring-related professional services expenses and Tidewater’s continuing efforts to reduce overhead costs due to the downturn in the offshore services market. Included in general and administrative expenses for the six months ended June 30, 2017 (Predecessor) were $23.4 million of restructuring-related professional services expenses. Tidewater did not incur any such restructuring-related professional services expenses during the six months ended June 30, 2018 (Successor), but did incur professional services costs related to the proposed combination with GulfMark of $1.5 million. Note also, that general and administrative expenses for the six months ended June 30, 2018 (Successor) and June 30, 2017 (Predecessor) included stock-based compensation of $6.1 million and $(0.6) million, respectively.

Tidewater recorded $7.4 million and $228.3 million of asset impairments during the six months ended June 30, 2018 (Successor) and the six months ended June 30, 2017 (Predecessor), respectively, primarily due to the continued stacking of underutilized vessels (as a result of the decrease in the volume of oil and gas exploration, field development and production spending by its customers) and a decline in offshore support vessel values. As of Tidewater’s emergence from Chapter 11 bankruptcy on July 31, 2017, Tidewater adopted fresh-start accounting and significantly reduced the carrying values of its vessels and other long-lived assets.

Interest and other debt expenses for the six months ended June 30, 2018 (Successor) and June 30, 2017 (Predecessor) were $15.1 million and $31.6 million, respectively. Interest and other debt costs for the six months ended June 30, 2018 reflects Tidewater’s post-restructuring capital structure, which includes debt of $444.8 million at June 30, 2018.

Tidewater’s outstanding receivable from Sonatide for work in Angola was reduced by approximately $77 million to approximately $153 million during the six months ended June 30, 2018 (Successor). Tidewater’s outstanding payable to Sonatide (including commissions payable) decreased by approximately $53 million to approximately $47 million during the same period. Sonatide has had some success in obtaining contracts that allow for a portion of services in Angola to be paid in dollars, has successfully initiated some conversion of kwanzas into dollars and has also successfully reduced the due from affiliates and due to affiliates balances via agreed netting transactions between Tidewater and Sonatide. For additional disclosure regarding the Sonatide Joint Venture, refer to the Sonatide Joint Venture disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of this prospectus.

Americas Segment Operations. Vessel revenues in the Americas segment decreased 48%, or $53.7 million, during the six months ended June 30, 2018 (Successor), as compared to the six months ended June 30, 2017 (Predecessor), primarily due to a $39.1 million early termination fee related to the early cancellation of a long-term vessel charter contract included in the six months ended June 30, 2017. Deepwater revenues during the six months ended June 30, 2018 (Successor) were approximately $41.3 million less than the six months ended June 30, 2017, primarily as the result of the recognition of the early termination fee and lower average dayrates for deepwater vessels working in the region, especially in the U.S. Gulf of Mexico. Revenues from towing-supply vessels decreased 45%, or $11.6 million, during the same comparative periods. The decrease in revenue from towing-supply vessels is primarily the result of decreased demand for towing supply vessels especially in Brazil.

At December 31, 2017, Tidewater had 27 stacked Americas-based vessels. During the first six months of 2018, Tidewater stacked two additional vessels and disposed of eight vessels, resulting in a total of 21 stacked Americas-based vessels, or approximately 45% of the Americas-based fleet, as of June 30, 2018.

Operating profit for the Americas segment was $10.6 million for the six months ended June 30, 2018 (Successor) and $14.9 million for the six months ended June 30, 2017 (Predecessor).

Vessel operating costs for the six months ended June 30, 2018 (Successor) and six months ended June 30, 2017 (Predecessor) were $30.6 million and $52.9 million, respectively. Overall vessel operating costs have decreased for the six months ended June 30, 2018 (Successor) as compared to the six months ended June 30, 2017 (Predecessor) primarily due to the reduction in crew costs, other vessel costs, and supplies, fuel and lube reflecting the decline in operating activity in the segment in the current year. Repairs and maintenance expense has decreased, in part, as the result of a new planned major maintenance policy requiring the costs of drydockings and surveys associated with regulatory compliance to be deferred and amortized, which Tidewater adopted subsequent to July 31, 2017, and in connection with the application of fresh-start accounting.

There were no vessel operating lease costs in the six months ended June 30, 2018 (Successor), as a result of the termination of lease contracts in conjunction with the Plan. Vessel operating lease costs in the six months ended June 30, 2017 (Predecessor) were $10.4 million.

Depreciation expense for the six months ended June 30, 2018 (Successor) and six months ended June 30, 2017 (Predecessor) was $6.8 million and $22.0 million, respectively. Depreciation expense has decreased significantly as compared to the prior year primarily due to the substantial reduction in vessel carrying values recognized at July 31, 2017, resulting from the application of fresh-start accounting.

General and administrative expenses for the six months ended June 30, 2018 (Successor) and six months ended June 30, 2017 (Predecessor) were $10.7 million and $12.2 million, respectively. General and administrative expenses have decreased as compared to the prior year primarily as a result of cost reduction initiatives, including headcount reductions.

Middle East/Asia Pacific Segment Operations. Vessel revenues in the Middle East/Asia Pacific segment decreased 25%, or $13.6 million, during the six months ended June 30, 2018 (Successor), as compared to the six months ended June 30, 2017 (Predecessor), primarily as a result of a decrease in revenue from towing-supply vessels due to decreased average day rates, decreased utilization and fewer vessels working in the region.

At December 31, 2017, Tidewater had 16 stacked Middle East/Asia Pacific-based vessels. During the first six months of 2018, Tidewater returned two previously stacked vessels to service and disposed of two vessels, resulting in a total of 12 stacked Middle East/Asia Pacific-based vessels, or approximately 23% of the Middle East/Asia Pacific-based fleet, as of June 30, 2018.

Operating loss for the Middle East/Asia Pacific segment for the six months ended June 30, 2018 (Successor) and June 30, 2017 (Predecessor) was $1.6 million and $7.5 million, respectively.

Vessel operating costs for the six months ended June 30, 2018 (Successor) and six months ended June 30, 2017 (Predecessor) were $29.9 million and $38.6 million, respectively. Overall vessel operating costs have decreased in the current period as compared to the six months ended June 30, 2017 (Predecessor) primarily due to a reduction in crew costs and repair and maintenance costs, reflecting the decline in operating activity in the segment in the current year and the Successor company’s accounting policy in regards to planned major maintenance activities. Subsequent to July 31, 2017, and in connection with the application of fresh-start accounting, Tidewater implemented a new planned major maintenance policy requiring the costs of drydockings and surveys associated with regulatory compliance to be deferred and amortized.

Depreciation expense for the six months ended June 30, 2018 (Successor) and six months ended June 30, 2017 (Predecessor) was $5.6 million and $16.2 million, respectively. Depreciation expense has decreased significantly as compared to the prior year primarily due to the substantial reduction in vessel carrying values at July 31, 2017, resulting from the application of fresh-start accounting.

General and administrative expenses for the six months ended June 30, 2018 (Successor) and six months ended June 30, 2017 (Predecessor) were comparable.

Europe/Mediterranean Sea Segment Operations. Vessel revenues in the Europe/Mediterranean Sea segment increased 8%, or $1.8 million, during the six months ended June 30, 2018 (Successor), as compared to the six months ended June 30, 2017 (Predecessor), primarily as a result of an increase in revenue from deepwater vessels due to increased utilization especially in Tidewater’s Norway and North Sea operations and an increase in the number of deepwater vessels operating in the Mediterranean Sea. This increase was partially offset by a decrease in revenue from towing-supply vessels, as a result of fewer towing supply vessels working in the Mediterranean Sea which have generally been replaced by additional deepwater vessels working in the Mediterranean Sea.

At December 31, 2017, Tidewater had six stacked Europe/Mediterranean Sea -based vessels. During the first six months of 2018, Tidewater returned three previously stacked vessels to work resulting in a total of three stacked Europe/Mediterranean Sea-based vessels, or approximately 14% of the Europe/Mediterranean Sea-based fleet, as of June 30, 2018.

Operating loss for the Europe/Mediterranean Sea segment for the six months ended June 30, 2018 (Successor) and June 30, 2017 (Predecessor) was $4.7 million and $17.3 million, respectively.

Vessel operating costs for the six months ended June 30, 2018 (Successor) and six months ended June 30, 2017 (Predecessor) were $20.7 million and $21.4 million, respectively. The modest decrease in vessel operating costs in the current period as compared to the six months ended June 30, 2017 (Predecessor) is primarily due to decreased repair and maintenance costs. Subsequent to July 31, 2017, and in connection with the application of fresh-start accounting, Tidewater implemented a new planned major maintenance policy requiring the costs of drydockings and surveys associated with regulatory compliance to be deferred and amortized.

There were no vessel operating lease costs in the six months ended June 30, 2018 (Successor), as a result of the termination of lease contracts in conjunction with the Plan. Vessel operating lease costs in the six months ended June 30, 2017 (Predecessor) were $1.2 million.

Depreciation expense for the six months ended June 30, 2018 (Successor) and six months ended June 30, 2017 (Predecessor) was $4.0 million and $13.4 million, respectively. Depreciation expense has decreased significantly as compared to the prior year primarily due to the substantial reduction in vessel carrying values at July 31, 2017 resulting from the application of fresh-start accounting.

General and administrative expenses for the six months ended June 30, 2018 (Successor) and six months ended June 30, 2017 (Predecessor) were comparable.

West Africa Segment Operations. Vessel revenues in the West Africa segment decreased 15%, or $11.9 million, during the six months ended June 30, 2018 (Successor), as compared to the six months ended June 30, 2017 (Predecessor), primarily as a result of a decrease in revenue from towing supply vessels due to decreased average day rates, as a result of the continuing effects of the industry-wide downturn.

At December 31, 2017, Tidewater had 40 stacked West Africa-based vessels. During the first six months of 2018, Tidewater stacked four additional vessels, disposed of 13 vessels and returned one previously stacked vessel to work, resulting in a total of 30 stacked West Africa-based vessels, or approximately 36% of the West Africa-based fleet, as of June 30, 2018.

Operating loss for the West Africa segment was less than $0.1 million for the six months ended June 30, 2018 (Successor), and operating loss was $8.1 million for the six months ended June 30, 2017 (Predecessor).

Vessel operating costs for the six months ended June 30, 2018 (Successor) and six months ended June 30, 2017 (Predecessor) were $48.2 million and $51.8 million, respectively. Overall vessel operating costs have decreased in the current period as compared to the six months ended June 30, 2017 (Predecessor) primarily due to a reduction in repair and maintenance costs. Subsequent to July 31, 2017, and in connection with the application of fresh-start accounting, Tidewater implemented a new planned major maintenance policy requiring the costs of drydockings and surveys associated with regulatory compliance to be deferred and amortized.

There were no vessel operating lease costs in the six months ended June 30, 2018 (Successor), as a result of the termination of lease contracts in conjunction with the Plan. Vessel operating lease costs in the six months ended June 30, 2017 (Predecessor) were $2.4 million.

Depreciation expense for the six months ended June 30, 2018 (Successor) and six months ended June 30, 2017 (Predecessor) was $8.1 million and $19.4 million, respectively. Depreciation expense has decreased significantly as compared to the prior year primarily due to the substantial reduction in vessel carrying values at July 31, 2017 resulting from the application of fresh-start accounting.

General and administrative expenses for the six months ended June 30, 2018 (Successor) and six months ended June 30, 2017 (Predecessor) were $13.0 million and $15.6 million, respectively. General and administrative expenses have decreased as compared to the prior year primarily as a result of cost reduction initiatives that Tidewater has undertaken as a result of the significant industry downturn which has continued through June 2018.

Nine Months Ended December 31, 2017 and 2016

Americas Segment Operations. Vessel revenues earned in the Americas segment for the five month period of August 1, 2017 through December 31, 2017 (Successor), the four month period of April 1, 2017 through July 31, 2017 (Predecessor) and the nine months ended December 31, 2016 (Predecessor) were $45.8 million, $40.8 million and $159.3 million, respectively.

Further reductions in Americas segment utilization and average day rates have caused decreases in revenue and are primarily the result of a significant industry downturn which occurred during the latter half of calendar 2014 and has continued through December 31, 2017.

On April 1, 2017, Tidewater had 34 stacked Americas-based vessels. During the nine month period of April 1, 2017 through December 31, 2017, Tidewater stacked seven additional vessels, Tidewater sold four vessels and returned ten leased vessels to their respective owners, resulting in a total of 27 stacked Americas-based vessels, or approximately 50% of the Americas-based fleet, as of December 31, 2017.

Operating loss for the Americas segment for the five month period of August 1, 2017 through December 31, 2017 (Successor), the four month period of April 1, 2017 through July 31, 2017 (Predecessor) and the nine months ended December 31, 2016 (Predecessor) was $1.6 million, $22.5 million and $11.7 million, respectively.

Vessel operating costs for the five month period of August 1, 2017 through December 31, 2017 (Successor), the four month period of April 1, 2017 through July 31, 2017 (Predecessor) and the nine months ended December 31, 2016 (Predecessor) were $32 million, $37.9 million and $93.8 million, respectively. Overall vessel operating costs have decreased in the current periods as compared to the nine months ended December 31, 2016 primarily due to the reduction in crew costs, reflecting the decline in operating activity in the segment in the current year. Subsequent to July 31, 2017, Tidewater implemented a new planned major maintenance policy requiring the costs of drydockings and surveys associated with regulatory compliance to be deferred and amortized.

The Americas segment did not incur any vessel operating lease expense for the five month period of August 1, 2017 through December 31, 2017 (Successor). Vessel operating lease expense for the four month period of April 1, 2017 through July 31, 2017 (Predecessor) and the nine months ended December 31, 2016 (Predecessor) was $3.8 million and $19.9 million, respectively. The reduction in vessel operating lease expense in the successor period compared to prior year primarily was the result of the termination of lease contracts in conjunction with the Plan.

Depreciation expense for the five month period of August 1, 2017 through December 31, 2017 (Successor), the four month period of April 1, 2017 through July 31, 2017 (Predecessor) and the nine months ended December 31,

2016 (Predecessor) were $5.8 million, $13.9 million and $37.5 million, respectively. Depreciation expense has decreased significantly as compared to prior year primarily due to the substantial reduction in vessel carrying values recognized at July 31, 2017, resulting from the application of fresh-start accounting.

General and administrative expenses for the five month period of August 1, 2017 through December 31, 2017 (Successor), the four month period of April 1, 2017 through July 31, 2017 (Predecessor) and the nine months ended December 31, 2016 (Predecessor) were $9.6 million, $7.7 million and $19.9 million, respectively. General and administrative expenses have decreased as compared to prior year primarily as a result of cost reduction initiatives that Tidewater has undertaken as a result of the significant industry downturn which occurred over the latter half of calendar 2014 and has continued through December 31, 2017.

Middle East/Asia Pacific Segment Operations. Vessel revenues earned in the Middle East/Asia Pacific segment for the five month period of August 1, 2017 through December 31, 2017 (Successor), the four month period of April 1, 2017 through July 31, 2017 (Predecessor) and the nine months ended December 31, 2016 (Predecessor) were $39.8 million, $36.3 million and $87.9 million, respectively. Although the segment has experienced a modest increase in utilization for deepwater vessels and comparable utilization for towing supply vessels, reductions to average day rates for deepwater and towing supply vessels has caused an overall decrease in revenues as compared to the comparable nine month period of the prior year.

On April 1, 2017, Tidewater had 25 stacked Middle East/Asia Pacific-based vessels. During the nine month period of April 1, 2017 through December 31, 2017, Tidewater stacked two additional vessels, sold seven vessels and returned four previously stacked vessels to service, resulting in a total of 16 stacked Middle East/Asia Pacific-based vessels, or approximately 28% of the Middle East/Asia Pacific-based fleet, as of December 31, 2017.

Operating profit for the Middle East/Asia Pacific segment for the five month period of August 1, 2017 through December 31, 2017 (Successor) was $0.5 million. Operating loss for the four month period of April 1, 2017 through July 31, 2017 (Predecessor) and the nine months ended December 31, 2016 (Predecessor) were $1.4 million and $19.1 million, respectively.

Vessel operating costs for the five month period of August 1, 2017 through December 31, 2017 (Successor), the four month period of April 1, 2017 through July 31, 2017 (Predecessor) and the nine months ended December 31, 2016 (Predecessor) were $28.7 million, $23 million and $60.5 million, respectively.

Depreciation expense for the five month period of August 1, 2017 through December 31, 2017 (Successor), the four month period of April 1, 2017 through July 31, 2017 (Predecessor) and the nine months ended December 31, 2016 (Predecessor) were $4.7 million, $10 million and $32.4 million, respectively. Depreciation expense has decreased significantly as compared to prior year primarily due to the substantial reduction in vessel carrying values at July 31, 2017, resulting from the application of fresh-start accounting.

General and administrative expenses for the five month period of August 1, 2017 through December 31, 2017 (Successor), the four month period of April 1, 2017 through July 31, 2017 (Predecessor) and the nine months ended December 31, 2016 (Predecessor) were $6 million, $4.8 million and $14.2 million, respectively. General and administrative expenses have decreased as compared to prior year primarily as a result of cost reduction initiatives that Tidewater has undertaken as a result of the significant industry downturn which occurred over the latter half of calendar 2014 and has continued through December 31, 2017.

Europe/Mediterranean Sea Segment Operations. Vessel revenues earned in the Europe/Mediterranean Sea segment for the five month period of August 1, 2017 through December 31, 2017 (Successor), the four month period of April 1, 2017 through July 31, 2017 (Predecessor) and the nine months ended December 31, 2016 (Predecessor) were $19.9 million, $15.5 million and $32.5 million, respectively. The segment has experienced an increase in revenues from towing supply vessels primarily resulting from higher utilization and more vessels working in the area which has driven an overall increase in revenues as compared to the comparable nine month period of the prior year.

On April 1, 2017, Tidewater had seven stacked Europe/Mediterranean Sea-based vessels. During the nine month period of April 1, 2017 through December 31, 2017, Tidewater stacked two additional vessels, sold two vessels and returned one previously stacked vessels to service, resulting in a total of six stacked Europe/Mediterranean Sea-based vessels, or approximately 27% of the Europe/Mediterranean Sea-based fleet, as of December 31, 2017.

Operating losses for the Europe/Mediterranean Sea segment for the five month period of August 1, 2017 through December 31, 2017 (Successor), the four month period of April 1, 2017 through July 31, 2017 (Predecessor) and the nine months ended December 31, 2016 (Predecessor) were $1.5 million, $12.7 million and $19.6 million, respectively.

Vessel operating costs for the five month period of August 1, 2017 through December 31, 2017 (Successor), the four month period of April 1, 2017 through July 31, 2017 (Predecessor) and the nine months ended December 31, 2016 (Predecessor) were $16.2 million, $16.5 million and $27.9 million, respectively.

Depreciation expense for the five month period of August 1, 2017 through December 31, 2017 (Successor), the four month period of April 1, 2017 through July 31, 2017 (Predecessor) and the nine months ended December 31, 2016 (Predecessor) were $2.8 million, $9.1 million and $20 million, respectively. Depreciation expense has decreased significantly as compared to prior year primarily due to the substantial reduction in vessel carrying values at July 31, 2017 resulting from the application of fresh-start accounting.

General and administrative expenses for the five month period of August 1, 2017 through December 31, 2017 (Successor), the four month period of April 1, 2017 through July 31, 2017 (Predecessor) and the nine months ended December 31, 2016 (Predecessor) were $1.9 million, $1.6 million and $4.3 million, respectively. General and administrative expenses have decreased as compared to prior year primarily as a result of cost reduction initiatives that Tidewater has undertaken as a result of the significant industry downturn which occurred over the latter half of calendar 2014 and has continued through December 31, 2017.

West Africa Segment Operations. Vessel revenues earned in the West Africa segment for the five month period of August 1, 2017 through December 31, 2017 (Successor), the four month period of April 1, 2017 through July 31, 2017 (Predecessor) and the nine months ended December 31, 2016 (Predecessor) were $66.4 million, $54 million and $147.2 million, respectively.

West Africa segment average day rates and the number of active vessels have decreased which has resulted in reductions to revenues as compared to prior year for deepwater, towing supply and other vessel classes due primarily to the significant industry downturn which occurred over the latter half of calendar 2014 and has continued through December 31, 2017.

On April 1, 2017, Tidewater had 45 stacked West Africa-based vessels. During the nine month period of April 1, 2017 through December 31, 2017, Tidewater stacked two additional vessels, sold five vessels and returned two previously stacked vessels to service, resulting in a total of 40 stacked West Africa-based vessels, or approximately 43% of the West Africa-based fleet, as of December 31, 2017.

Operating profit for the West Africa segment for the five month period of August 1, 2017 through December 31, 2017 (Successor) was $2.3 million. Operating losses for the four month period of April 1, 2017 through July 31, 2017 (Predecessor) and the nine months ended September 30, 2016 (Predecessor) were $8.8 million and $19.3 million, respectively.

Vessel operating costs for the five month period of August 1, 2017 through December 31, 2017 (Successor), the four month period of April 1, 2017 through July 31, 2017 (Predecessor) and the nine months ended December 31,

2016 (Predecessor) were $43.5 million, $39 million and $96.2 million, respectively. Included in the period April 1, 2017 through July 31, 2017 (Predecessor) were higher levels of repair and maintenance due to increased drydockings.

Vessel operating lease expense for the five month period of August 1, 2017 through December 31, 2017 (Successor), the four month period of April 1, 2017 through July 31, 2017 (Predecessor) and the nine months ended December 31, 2016 (Predecessor) were $0.8 million, $1.4 million and $5.4 million, respectively. Vessel operating lease expense has decreased as compared to prior year primarily as a result of the termination of lease contracts in conjunction with the Plan.

Depreciation expense for the five month period of August 1, 2017 through December 31, 2017 (Successor), the four month period of April 1, 2017 through July 31, 2017 (Predecessor) and the nine months ended December 31, 2016 (Predecessor) were $6.1 million, $12.6 million and $34.4 million, respectively. Depreciation expense has decreased significantly as compared to prior year primarily due to the substantial reduction in vessel carrying values at July 31, 2017, resulting from the application of fresh-start accounting.

General and administrative expenses for the five month period of August 1, 2017 through December 31, 2017 (Successor), the four month period of April 1, 2017 through July 31, 2017 (Predecessor) and the nine months ended December 31, 2016 (Predecessor) were $13.7 million, $9.8 million and $30.5 million, respectively. General and administrative expenses have decreased as compared to prior year primarily as a result of cost reduction initiatives that Tidewater has undertaken as a result of the significant industry downturn which occurred over the latter half of calendar 2014 and has continued through December 31, 2017.

Other Items for the Six Months Ended June 30, 2018 and 2017

Asset Impairments. Stacked vessels expected to return to active service are generally newer vessels, have similar capabilities and likelihood of future active service as other currently operating vessels, are generally current with classification societies in regards to their regulatory certification status, and are being actively marketed. Stacked vessels expected to return to active service are evaluated for impairment as part of their assigned active asset group and not individually.

Tidewater reviews the vessels in its active fleet for impairment whenever events occur or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. In such evaluation, the estimated future undiscounted cash flows generated by an asset group are compared with the carrying amount of the asset group to determine if a write-down may be required. If an asset group fails the undiscounted cash flow test, Tidewater estimates the fair value of each asset group and compares such estimated fair value, considered Level 3, as defined by ASC 820, Fair Value Measurements and Disclosures, to the carrying value of each asset group in order to determine if impairment exists. Similar to stacked vessels, management obtains estimates of the fair values of the active vessels from third party appraisers or brokers for use in determining fair value estimates.

As of Tidewater’s emergence from Chapter 11 bankruptcy on July 31, 2017, Tidewater significantly reduced the carrying values of its vessels and other assets.

The table below summarizes the number of vessels impaired and the amount of the impairment incurred.

	Successor	Predecessor	Successor	Predecessor
(In thousands, except number of vessels impaired)	Quarter Ended June 30, 2018	Quarter Ended June 30, 2017	Six Months Ended June 30, 2018	Six Months Ended June 30, 2017
Number of vessels impaired in the period(A)	2	77	15	89
Amount of impairment incurred	$1,215	163,423	7,401	228,280

(A)

For the quarter and six month periods ended June 30, 2018, there were 2 and 15 stacked vessels impaired, respectively. For the quarter ended June 30, 2017, there were 72 stacked vessels and 5 active vessels impaired, respectively, and for the six month period ended June 30, 2017, there were 83 stacked vessels and 6 active vessels impaired, respectively.

Insurance and Loss Reserves. Insurance and loss reserves in the quarter and six month periods ended June 30, 2018 (Successor) and June 30, 2017 (Predecessor) reflect favorable developments in case-based reserves and experience-based, retrospective premium adjustments and the decline in the number of vessels in Tidewater’s fleet.

Gains on Asset Dispositions, Net. During the quarter and six months ended June 30, 2018 (Successor), Tidewater recognized net gains of $1.3 million and $3.3 million, respectively, related to the sale of vessels and other assets. Included in gain on asset dispositions, net for the quarter and six months ended June 30, 2017 (Predecessor), were $3.0 million and $8.9 million of amortized gains from sale leaseback transactions, respectively, and $0.2 million and $0.4 million of net gains from the sale of vessels and other assets, respectively.

Foreign Exchange Losses. During the quarter and six months ended June 30, 2018 (Successor), Tidewater recognized net foreign exchange losses of $1.0 million and $1.4 million, respectively, primarily as a result of the revaluation of Brazilian reais-denominated balances to the U.S. dollar reporting currency. Tidewater recognized foreign currency losses of $1.2 million and $0.5 million, respectively, for the quarter and six months ended June 30, 2017 (Predecessor), which were primarily due to the revaluation of Norwegian kroner-denominated debt to the U.S. dollar reporting currency.

During the six months ended June 30, 2018, the currency exchange rate of the Angolan kwanza versus the U.S. dollar devalued from a ratio of approximately 168 to 1 to a ratio of approximately 250 to 1, or approximately 49%. As a result, Tidewater recognized 49% of the total foreign exchange loss, or approximately $20.6 million, through equity in net earnings (losses) of unconsolidated companies.

Other Items for the Nine Months Ended December 31, 2017 and 2016

Asset Impairments. Due in part to the modernization of Tidewater’s fleet, more vessels that are being stacked are newer vessels that are expected to return to active service. Stacked vessels expected to return to active service are generally newer vessels, have similar capabilities and likelihood of future active service as other currently operating vessels, are generally current with classification societies in regards to their regulatory certification status, and are being actively marketed. Stacked vessels expected to return to active service are evaluated for impairment as part of their assigned active asset group and not individually.

Tidewater reviews the vessels in its active fleet for impairment whenever events occur or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. In such evaluation, the estimated future undiscounted cash flows generated by an asset group are compared with the carrying amount of the asset group to determine if a write-down may be required. If an asset group fails the undiscounted cash flow test, Tidewater estimates the fair value of each asset group and compares such estimated fair value, considered Level 3, as defined by ASC 820, Fair Value Measurements and Disclosures, to the carrying value of each asset group in order to determine if impairment exists. Similar to stacked vessels, management obtains estimates of the fair values of the active vessels from third party appraisers or brokers for use in determining fair value estimates.

As of Tidewater’s emergence from Chapter 11 bankruptcy on July 31, 2017, Tidewater significantly reduced the carrying values of it vessels and other assets.

During the five month period from August 1, 2017 through December 31, 2017 (Successor), Tidewater recognized $14.4 million of impairment charges on five vessels that were stacked, largely to reflect the decision to scrap certain stacked vessels. The fair value of vessels in the stacked fleet incurring impairment during the period from August 1, 2017 through December 31, 2017 (Successor) was $8.8 million (after having recorded impairment charges).

During the five month period from August 1, 2017 through December 31, 2017 (Successor), there were no impairments related to active vessels.

During the four month period from April 1, 2017 through July 31, 2017 (Predecessor), Tidewater recognized $157.8 million of impairment charges on 73 vessels that were stacked. The fair value of vessels in the stacked fleet incurring impairment during the period from April 1, 2017 through July 31, 2017 (Predecessor) was $505.6 million (after having recorded impairment charges).

During the four month period from April 1, 2017 through July 31, 2017 (Predecessor), Tidewater recognized $26.9 million of impairments on six vessels in the active fleet. The fair value of vessels in the active fleet incurring impairment during the period from April 1, 2017 through July 31, 2017 (Predecessor) was $66.2 million (after having recorded impairment charges).

The table below summarizes the number of vessels and ROVs impaired, the amount of impairment incurred and the combined fair value of the assets after having recorded the impairment charges.

	Successor	Predecessor
(In thousands)	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through July 31, 2017	Nine month period ended December 31, 2016
Number of vessels impaired during the period	5	79	115
Number of ROVs impaired during the period	—	—	8
Amount of impairment incurred(A)	$16,777	184,748	419,870
Combined fair value of assets incurring impairment after having recorded impairment charges	8,763	571,821	813,851

(A)

The period August 1, 2017 through December 31, 2017 and the nine month period ended December 31, 2016 included $2.3 million and $1.6 million, respectively, of impairments related to inventory and other non-vessel assets.

Insurance and Loss Reserves. Insurance and loss reserves expense was $4.6 million during the five month period from August 1, 2017 through December 31, 2017 (Successor), $3.9 million during the four month period from April 1, 2017 through July 31, 2017 (Predecessor) and $11.8 million during the nine months ended December 31, 2016 (Predecessor). Insurance and loss reserves expense in the current year reflect decreases in premiums and claims as a result of lower levels of vessel activity.

Gains on Asset Dispositions, Net. During the five month period from August 1, 2017 through December 31, 2017 (Successor), Tidewater recognized net gains of $7.1 million related to the sale of eight ROVs which was partially offset by $0.5 million of net losses related to the disposal of 11 vessels and other assets. Included in gain on asset dispositions, net for the four month period from April 1, 2017 through July 31, 2017 (Predecessor), was $0.5 million related to the sale of seven vessels and Tidewater recognized deferred gains related to sale leaseback transactions of $3 million. During the nine months ended December 31, 2016 (Predecessor), Tidewater recognized deferred gains related to sale leaseback transactions of $17.5 million and net gains of $0.5 million related to the disposal of ten vessels and other assets.

All remaining deferred gains related to Tidewater’s sale leaseback vessels were recognized as reorganization items in the quarter ended June 30, 2017 (Predecessor) due to Tidewater’s rejection of all 16 sale leaseback agreements during the Chapter 11 proceedings.

Foreign Exchange Losses. During the five month period from August 1, 2017 through December 31, 2017 (Successor), the four month period from April 1, 2017 through July 31, 2017 (Predecessor) and the nine months ended December 31, 2016 (Predecessor), Tidewater recognized foreign exchange losses of $0.4 million, $3.2 million and $2.3 million, respectively. These foreign exchange losses were primarily the result of the revaluation of its Norwegian kroner-denominated debt to its U.S. dollar reporting currency.

In January 2018, the exchange rate of the Angolan kwanza versus the U.S. dollar was devalued from a ratio of approximately 168 to 1 to a ratio of approximately 207 to 1, or approximately 22%. Based on Angolan kwanza denominated balance sheet accounts at December 31, 2017, and an Angolan kwanza to U.S. dollar exchange ratio of 207 to 1, Sonatide will recognize a further exchange loss estimated to be approximately $28 million. Tidewater will recognize 49% of the total foreign exchange loss, or approximately $14 million through equity in net earnings (losses) of unconsolidated companies.

Interest and Other Debt Costs. Interest and other debt costs for the five month period from August 1, 2017 through December 31, 2017 (Successor) was $13 million and reflects interest expense on the New Secured Notes and Troms Offshore debt as well as the amortization of premiums and discounts associated with the respective loans in connection with fresh-start accounting valuations. Interest and other debt costs for the four month period from April 1, 2017 through July 31, 2017 (Predecessor) was $11.2 million and reflects interest expense on the Predecessor Company’s term loan, revolver and senior notes through the Petition Date and Troms debt for the entire period. The filing of Tidewater’s bankruptcy petition on May 17, 2017, resulted in the cessation of the accrual of interest on its term loan, revolving line of credit and senior notes through the Emergence Date of July 31, 2017. Had the term loan, revolving line of credit and senior notes not been compromised by the Plan, interest expense for the period from April 1, 2017 through the Emergence Date of July 31, 2017 (Predecessor) would have been approximately $27 million. Interest and other debt costs for the nine months ended December 31, 2016 (Predecessor) was $54 million and reflects interest expense on the Predecessor Company’s term loan, revolver, senior notes and Troms debt. For additional information, see “Indebtedness” under “Liquidity, Capital Resources and Other Matters” in this prospectus.

Reorganization Items. Tidewater incurred reorganization charges of $4.3 million and $1.4 billion for the five month period of August 1, 2017 through December 31, 2017 (Successor) and the four month period of April 1, 2017 through July 31, 2017 (Predecessor), respectively. Successor reorganization items included the cost of delivering vessels operating under sale leaseback agreements to the lessors and bankruptcy related professional fees. Predecessor reorganization items included (i) fresh-start adjustments of $1.8 billion to record the values of assets and liabilities on its books at their fair values, (ii) $316.5 million related to the settlement of liabilities associated with sale leaseback claims and make-whole claims on its debt, partially offset by deferred gains recognized on sale leaseback transactions and other items and (iii) professional fees of $28 million incurred subsequent to the Petition Date. Offsetting these reorganization charges is a gain on settlement of liabilities subject to compromise of $767.6 million.

Vessel Class Revenue and Statistics by Segment for the Six Months Ended June 30, 2018 and 2017

Vessel utilization is determined primarily by market conditions and to a lesser extent by drydocking requirements. Vessel day rates are determined by the demand created largely through the level of offshore exploration, field development and production spending by energy companies relative to the supply of offshore service vessels. Suitability of equipment and the quality of service provided may also influence vessel day rates. Vessel utilization rates are calculated by dividing the number of days a vessel works during a reporting period by the number of days the vessel is available to work in the reporting period. Stacked vessels reduce utilization rates because stacked vessels are considered available to work, and as such, are included in the calculation of utilization rates. Average day rates are calculated by dividing the revenue a vessel earns during a reporting period by the number of days the vessel worked in the reporting period.

Vessel utilization and average day rates are calculated on all vessels in service (which includes stacked vessels and vessels in drydock) but do not include vessels owned by joint ventures (eight vessels at June 30, 2018).

The following tables compare revenues, day-based utilization percentages and average day rates by vessel class and in total for the quarters and six month periods ended June 30, 2018 and 2017:

	Successor	Predecessor	Successor	Predecessor
REVENUE BY VESSEL CLASS (In thousands):	Quarter Ended June 30, 2018	Quarter Ended June 30, 2017	Six Months Ended June 30, 2018	Six Months Ended June 30, 2017
Americas fleet:
Deepwater(A)	$22,661	17,313	38,866	80,144
Towing-supply	7,560	11,274	14,406	26,012
Other	2,380	3,300	5,410	6,264
Total	$32,601	31,887	58,682	112,420
Middle East/Asia Pacific fleet:
Deepwater	$9,603	10,701	19,167	20,134
Towing-supply	12,783	17,065	21,607	34,310
Other	20	—	20	—
Total	$22,406	27,766	40,794	54,444
Europe/Mediterranean Sea fleet:
Deepwater	$12,596	8,237	21,616	18,090
Towing-supply	761	2,794	1,364	3,116
Other	—	—	—	(9)
Total	$13,357	11,031	22,980	21,197
West Africa fleet:
Deepwater	$14,314	13,921	28,252	27,100
Towing-supply	17,321	24,225	33,460	46,697
Other	4,175	3,427	7,500	7,304
Total	$35,810	41,573	69,212	81,101
Worldwide fleet:
Deepwater	$59,174	50,172	107,901	145,468
Towing-supply	38,425	55,358	70,837	110,135
Other	6,575	6,727	12,930	13,559
Total	$104,174	112,257	191,668	269,162

UTILIZATION:
Americas fleet:
Deepwater	54.8%	23.4	48.5	26.5
Towing-supply	37.7	36.4	36.7	39.1
Other	48.3	50.0	55.1	47.8
Total	48.3%	30.3	45.5	32.8
Middle East/Asia Pacific fleet:
Deepwater	64.2%	54.4	59.1	50.1
Towing-supply	60.2	57.2	49.9	55.7
Other	100.0	—	—	—
Total	61.6%	55.4	53.0	53.0
Europe/Mediterranean Sea fleet:
Deepwater	79.5%	59.7	72.3	60.4
Towing-supply	29.0	66.1	27.0	45.9
Other	—	—	—	—
Total	70.3%	56.5	63.9	52.4
West Africa fleet:
Deepwater	60.2%	46.1	56.2	47.0
Towing-supply	47.0	49.4	42.8	47.1
Other	49.2	33.1	42.5	32.9
Total	51.9%	42.7	46.8	41.9
Worldwide fleet:
Deepwater	63.5%	41.1	57.8	41.8
Towing-supply	49.9	50.9	44.0	48.9
Other	49.1	33.9	44.7	33.3
Total	55.5%	44.0	49.9	43.3

(A)	Included in Americas fleet deepwater revenue for the six months ended June 30, 2017, is $39.1 million of revenue related to the early cancellation of a long-term vessel charter contract.

	Successor	Predecessor	Successor	Predecessor
	Quarter Ended June 30, 2018	Quarter Ended June 30, 2017	Six Months Ended June 30, 2018	Six Months Ended June 30, 2017
AVERAGE VESSEL DAY RATES:
Americas fleet:
Deepwater(A)	$18,162	19,869	17,488	40,730
Towing-supply	14,349	15,959	14,273	16,961
Other	9,029	9,071	9,047	9,045
Total	$15,995	16,423	15,323	26,806
Middle East/Asia Pacific fleet:
Deepwater	$9,287	9,825	9,686	9,872
Towing-supply	6,627	7,511	6,612	7,770
Other	6,122	—	6,122	—
Total	$7,554	8,261	7,770	8,435
Europe/Mediterranean Sea fleet:
Deepwater	$9,676	8,967	9,441	9,608
Towing-supply	7,195	7,459	6,965	7,349
Other	—	—	—	—
Total	$9,489	8,530	9,246	9,189
West Africa fleet:
Deepwater	$9,940	13,768	10,344	13,516
Towing-supply	13,054	14,271	13,145	14,223
Other	3,508	3,265	3,415	3,464
Total	$9,050	11,061	9,262	10,964
Worldwide fleet:
Deepwater	$11,779	12,897	11,700	18,426
Towing-supply	9,882	10,961	10,093	11,405
Other	4,513	4,759	4,622	4,840
Total	$10,047	10,842	10,068	13,225

(A)

Included in Americas fleet deepwater average day rates for the six months ended June 30, 2017, is $39.1 million of revenue related to early cancellation of a long-term vessel charter contract. Americas fleet deepwater average day rates for the six months ended June 30, 2018 were increased by $19,895 as a result of the recognition of revenue related to the early cancellation of the vessel charter contract.

Vessel Class Revenue and Statistics by Segment for the Nine Months Ended December 31, 2017 and 2016

Vessel utilization is determined primarily by market conditions and to a lesser extent by major repairs and maintenance and drydocking requirements. Vessel day rates are determined by the demand created largely through the level of offshore exploration, field development and production spending by energy companies relative to the supply of offshore support vessels. Specifications of available equipment and the scope of service provided may also influence vessel day rates. Vessel utilization rates are calculated by dividing the number of days a vessel works during a reporting period by the number of days the vessel is available to work in the reporting period. As such, stacked vessels depress utilization rates because stacked vessels are considered available to work, and as such, are included in the calculation of utilization rates. Average day rates are calculated by dividing the revenue a vessel earns during a reporting period by the number of days the vessel worked in the reporting period.

Vessel utilization and average day rates are calculated on all vessels in service (which includes stacked vessels and vessels undergoing major repairs and maintenance and/or in drydock) but do not include vessels owned by joint ventures (eight vessels at December 31, 2017). The following tables compare revenues, days-based utilization percentages and average day rates by vessel class and in total:

	Successor		Predecessor
	Quarter Ended December 31, 2017	Period from August 1, 2017 through September 30, 2017	Period from July 1, 2017 through July 31, 2017	Quarter Ended June 30, 2017
REVENUE BY VESSEL CLASS (in thousands):
Nine Month Transition Period Ended December 31, 2017
Americas fleet
Deepwater	$17,062	9,798	4,304	17,313
Towing-supply	8,263	5,572	3,747	11,274
Other	3,010	2,079	910	3,300

Total	$28,335	17,449	8,961	31,887
Middle East/Asia Pacific fleet
Deepwater	$9,066	5,726	2,667	10,701
Towing-supply	14,110	10,943	5,880	17,065
Other	—	—	—	—

Total	$23,176	16,669	8,547	27,766
Europe/Mediterranean Sea fleet
Deepwater	$10,394	7,810	3,383	8,237
Towing-supply	641	1,050	1,052	2,794
Other	—	—	—	—

Total	$11,035	8,860	4,435	11,031
West Africa Fleet
Deepwater	$14,359	9,772	4,205	13,921
Towing-supply	19,807	13,999	7,072	24,225
Other	4,601	3,822	1,120	3,427

Total	$38,767	27,593	12,397	41,573
Worldwide fleet
Deepwater	$50,881	33,106	14,559	50,172
Towing-supply	42,821	31,564	17,751	55,358
Other	7,611	5,901	2,030	6,727

Total	$101,313	70,571	34,340	112,257

	Predecessor
	Quarter Ended June 30, 2016	Quarter Ended September 30, 2016	Quarter Ended December 31, 2016	Nine month period ended December 31, 2016
REVENUE BY VESSEL CLASS (in thousands):
Nine Month Period Ended December 31, 2016
Americas fleet
Deepwater	$40,387	37,270	30,846	108,503
Towing-supply	16,879	13,039	11,905	41,823
Other	3,342	2,816	2,826	8,984

Total	$60,608	53,125	45,577	159,310
Middle East/Asia Pacific fleet
Deepwater	$8,628	8,860	8,605	26,093
Towing-supply	23,495	20,724	17,628	61,847
Other	—	—	—	—

Total	$32,123	29,584	26,233	87,940
Europe/Mediterranean Sea fleet
Deepwater	$10,651	9,629	9,359	29,639
Towing-supply	736	819	782	2,337
Other	478	48	—	526

Total	$11,865	10,496	10,141	32,502
West Africa Fleet
Deepwater	$22,638	14,676	12,389	49,703
Towing-supply	27,181	25,115	25,305	77,601
Other	8,015	6,365	5,475	19,855

Total	$57,834	46,156	43,169	147,159
Worldwide fleet
Deepwater	$82,304	70,435	61,199	213,938
Towing-supply	68,291	59,697	55,620	183,608
Other	11,835	9,229	8,301	29,365

Total	$162,430	139,361	125,120	426,911

	Successor		Predecessor
	Quarter Ended December 31, 2017	Period from August 1, 2017 through September 30, 2017	Period from July 1, 2017 through July 31, 2017	Quarter Ended June 30, 2017
UTILIZATION:
Nine Month Transition Period Ended December 31, 2017
Americas fleet
Deepwater	32.2%	21.8	18.1	23.4
Towing-supply	39.0	35.6	37.0	36.4
Other	60.8	46.1	43.8	50.0

Total	37.6%	28.9	26.6	30.3
Middle East/Asia Pacific fleet
Deepwater	48.7%	45.6	40.8	54.4
Towing-supply	57.7	57.1	57.2	57.2
Other	—	—	—	—

Total	54.5%	52.5	51.1	55.4
Europe/Mediterranean Sea fleet
Deepwater	69.4%	72.9	69.5	59.7
Towing-supply	24.1	40.6	79.8	66.1
Other	—	—	—	—

Total	60.7%	61.6	66.5	56.5
West Africa fleet
Deepwater	49.4%	53.4	40.8	46.1
Towing-supply	45.7	45.7	44.2	49.4
Other	44.8	49.7	34.8	33.1

Total	46.5%	49.1	40.1	42.7
Worldwide fleet
Deepwater	47.2%	43.6	36.9	41.1
Towing-supply	48.6	48.2	50.1	50.9
Other	47.4	46.3	34.1	33.9

Total	47.8%	46.0	42.0	44.0

	Predecessor
UTILIZATION:	Quarter Ended June 30, 2016	Quarter Ended September 30, 2016	Quarter Ended December 31, 2016	Nine month period ended December 31, 2016
Nine Month Period Ended December 31, 2016
Americas fleet
Deepwater	41.8%	38.1	32.1	37.4
Towing-supply	41.6	37.5	36.4	38.7
Other	48.0	34.1	37.0	39.8

Total	42.5%	37.5	34.0	38.1
Middle East/Asia Pacific fleet
Deepwater	28.0%	35.0	35.9	33.2
Towing-supply	62.4	54.7	52.9	56.6
Other	—	—	—	—

Total	51.2%	47.7	46.7	48.5
Europe/Mediterranean Sea fleet
Deepwater	56.2%	52.3	53.7	54.0
Towing-supply	44.8	50.0	48.6	47.8
Other	68.9	16.7	—	28.4

Total	56.3	48.8	48.4	51.1
West Africa Fleet
Deepwater	53.7%	37.9	34.5	42.3
Towing-supply	46.4	42.4	47.3	45.4
Other	51.2	44.2	39.7	45.0

Total	49.9%	42.0	41.6	44.5
Worldwide fleet
Deepwater	44.4%	39.8	37.2	40.4
Towing-supply	51.6	46.6	47.5	48.6
Other	50.2	40.3	36.7	42.4

Total	48.6%	42.8	41.4	44.3

	Successor		Predecessor
AVERAGE DAY RATES:	Quarter Ended December 31, 2017	Period from August 1, 2017 through September 30, 2017	Period from July 1, 2017 through July 31, 2017	Quarter Ended June 30, 2017
Nine Month Transition Period Ended December 31, 2017
Americas fleet
Deepwater	$18,301	19,698	18,845	19,869
Towing-supply	14,700	13,547	16,435	15,959
Other	8,628	9,250	8,384	9,071

Total	$15,372	15,394	15,863	16,423
Middle East/Asia Pacific fleet
Deepwater	$9,762	9,805	10,054	9,825
Towing-supply	6,787	7,325	7,537	7,511
Other	—	—	—	—

Total	$7,705	8,022	8,175	8,261
Europe/Mediterranean Sea fleet
Deepwater	$9,427	9,826	8,722	8,967
Towing-supply	7,035	7,073	7,082	7,459
Other	—	—	—	—

Total	$9,244	9,392	8,268	8,530
West Africa fleet
Deepwater	$11,702	11,492	13,663	13,768
Towing-supply	12,979	13,220	13,582	14,271
Other	3,602	4,068	3,273	3,265

Total	$9,619	9,686	10,565	11,061
Worldwide fleet
Deepwater	$12,142	12,142	12,242	12,897
Towing-supply	10,056	10,141	10,583	10,961
Other	4,681	5,068	4,493	4,759

Total	$10,056	10,077	10,343	10,842

	Predecessor
AVERAGE DAY RATES:	Quarter Ended June 30, 2016	Quarter Ended September 30, 2016	Quarter Ended December 31, 2016	Nine month period ended December 31, 2016
Nine Month Period Ended December 31, 2016
Americas fleet
Deepwater	$25,480	25,302	25,181	25,334
Towing-supply	16,917	16,401	16,239	16,558
Other	8,507	10,246	10,384	9,559

Total	$20,368	20,892	20,436	20,560
Middle East/Asia Pacific fleet
Deepwater	$16,989	12,687	11,576	13,384
Towing-supply	9,054	8,954	7,872	8,652
Other	—	—	—	—

Total	$10,353	9,819	8,795	9,666
Europe/Mediterranean Sea fleet
Deepwater	$12,562	11,315	10,424	11,414
Towing-supply	9,023	8,896	8,750	8,886
Other	3,810	1,554	—	3,366

Total	$11,248	10,778	10,272	10,777
West Africa Fleet
Deepwater	$18,056	17,575	16,695	17,558
Towing-supply	15,364	15,710	14,176	15,060
Other	4,780	4,345	4,169	4,457

Total	$12,306	11,839	11,240	11,831
Worldwide fleet
Deepwater	$19,622	18,260	16,961	18,348
Towing-supply	12,546	12,436	11,476	12,167
Other	5,392	5,213	5,235	5,290

Total	$13,727	13,364	12,461	13,216

Vessel Count, Dispositions, Acquisitions and Construction Programs for the Six Months Ended June 30, 2018 and 2017

The following table compares the average number of vessels by class and geographic distribution for the quarters and six month periods ended June 30, 2018 and 2017:

	Successor	Predecessor	Successor	Predecessor
	Quarter Ended June 30, 2018	Quarter Ended June 30, 2017	Six Months Ended June 30, 2018	Six Months Ended June 30, 2017
Americas fleet
Deepwater	25	41	26	41
Towing-supply	15	21	15	22
Other	6	8	6	8

Total	46	70	47	71
Less stacked vessels	(19)	(35)	(20)	(35)

Active vessels	27	35	27	36

Middle East/Asia Pacific fleet
Deepwater	18	22	19	22
Towing-supply	35	44	36	44

	Successor	Predecessor	Successor	Predecessor
	Quarter Ended June 30, 2018	Quarter Ended June 30, 2017	Six Months Ended June 30, 2018	Six Months Ended June 30, 2017
Other	—	1	—	1

Total	53	67	55	67
Less stacked vessels	(12)	(25)	(14)	(25)

Active vessels	41	42	41	42

Europe/Mediterranean Sea fleet
Deepwater	18	17	17	17
Towing-supply	4	6	4	5
Other	—	2	—	2

Total	22	25	21	24
Less stacked vessels	(4)	(6)	(4)	(7)

Active vessels	18	19	17	17

West Africa Fleet
Deepwater	26	24	27	24
Towing-supply	31	38	33	38
Other	27	35	28	36

Total	84	97	88	98
Less stacked vessels	(29)	(43)	(34)	(44)

Active vessels	55	54	54	54

Worldwide fleet
Deepwater	87	104	89	104
Towing-supply	85	109	88	109
Other	33	46	34	47

Total	205	259	211	260
Less stacked vessels	(64)	(109)	(72)	(111)

Active vessels	141	150	139	149

Total active	141	150	139	149
Total stacked	64	109	72	111
Total joint venture and other vessels	8	8	8	8

Total	213	267	219	268

	Successor	Predecessor	Successor	Predecessor
	Quarter Ended June 30, 2018	Quarter Ended June 30, 2017	Six Months Ended June 30, 2018	Six Months Ended June 30, 2017
Leased Vessels Included in Vessel Counts Above:
Americas fleet
Deepwater	—	8	—	8
Towing-supply	—	3	—	3

Total	—	11	—	11
Stacked vessels	—	(10)	—	(10)

Active vessels	—	1	—	1

Europe/Mediterranean Sea fleet
Towing-supply	—	2	—	2

Total	—	2	—	2
Stacked vessels	—	—	—	—

Active vessels	—	2	—	2

West Africa Fleet
Towing-supply	—	3	—	3

Total	—	3	—	3
Stacked vessels	—	—	—	—

Active vessels	—	3	—	3

Worldwide fleet
Deepwater	—	8	—	8
Towing-supply	—	8	—	8

Total	—	16	—	16
Stacked vessels	—	(10)	—	(10)

Active vessels	—	6	—	6

Owned or chartered vessels include vessels stacked by Tidewater. Tidewater considers a vessel to be stacked if the vessel crew is furloughed or substantially reduced and limited maintenance is being performed on the vessel. Tidewater reduces operating costs by stacking vessels when management does not foresee opportunities to profitably or strategically operate the vessels in the near future. Vessels are stacked when market conditions warrant and are no longer considered stacked when they are returned to active service, sold or otherwise disposed. When economically practical marketing opportunities arise, the stacked vessels can be returned to active service by performing any necessary maintenance on the vessel and either rehiring or returning fleet personnel to operate the vessel. Although not currently fulfilling charters, stacked vessels are considered to be in service and are included in the calculation of Tidewater’s utilization statistics.

Tidewater had 66 and 115 stacked vessels at June 30, 2018 and 2017, respectively.

The following is a summary of net properties and equipment at June 30, 2018 and December 31, 2017:

	Successor
(In thousands)	June 30, 2018	December 31, 2017
Properties and equipment:
Vessels and related equipment	$836,773	850,268
Other properties and equipment	5,481	5,710

	842,254	855,978
Less accumulated depreciation and amortization	38,529	18,458

Net properties and equipment	$803,725	837,520

	June 30, 2018		December 31, 2017
	Number Of Vessels	Carrying Value	Number of Vessels	Carrying Value
		(In thousands)		(In thousands)
Owned vessels in active service	138	$640,394	138	$632,978
Stacked vessels	66	146,857	89	189,710
Marine equipment and other assets under construction		11,903		9,501
Other property and equipment		4,571		5,331

Totals	204	$803,725	227	$837,520

Vessel Count, Dispositions, Acquisitions and Construction Programs for the Nine Months Ended December 31, 2017 and 2016

The following table compares the average number of vessels by class and geographic distribution and the actual December 31, 2017 vessel count:

	Successor		Predecessor
	Actual Vessel Count at December 31, 2017	Average Number of Vessels During Period from August 1, 2017 through December 31, 2017	Average Number of Vessels During Period from April 1, 2017 through July 31, 2017	Average Number of Vessels During Nine month period ended December 31, 2016
Americas fleet
Deepwater	32	34	41	42
Towing-supply	16	17	21	24
Other	6	7	8	8

Total	54	58	70	74
Stacked vessels	(27)	(32)	(37)	(33)

Active vessels	27	26	33	41

Middle East/Asia Pacific fleet
Deepwater	20	21	22	22
Towing-supply	37	41	44	45
Other	—	—	1	1

Total	57	62	67	68
Stacked vessels	(16)	(21)	(25)	(26)

Active vessels	41	41	42	42

	Successor		Predecessor
	Actual Vessel Count at December 31, 2017	Average Number of Vessels During Period from August 1, 2017 through December 31, 2017	Average Number of Vessels During Period from April 1, 2017 through July 31, 2017	Average Number of Vessels During Nine month period ended December 31, 2016
Europe/Mediterranean Sea fleet
Deepwater	18	17	17	18
Towing-supply	4	4	6	2
Other	0	1	2	2

Total	22	22	25	22
Stacked vessels	(6)	(5)	(6)	(7)

Active vessels	16	17	19	15

West Africa Fleet
Deepwater	27	27	24	24
Towing-supply	36	37	38	41
Other	31	31	34	36

Total	94	95	96	101
Stacked vessels	(40)	(37)	(42)	(35)

Active vessels	54	58	54	66

Worldwide fleet
Deepwater	97	99	104	106
Towing-supply	93	99	109	112
Other	37	39	45	47

Total	227	237	258	265
Stacked vessels	(89)	(95)	(110)	(101)

Active vessels	138	142	148	164

Total active	138	142	148	164
Total stacked	89	95	110	101
Total joint venture and other vessels	8	8	8	8

Total	235	245	266	273

Leased Vessels Included in Vessel Counts Above:
Americas fleet
Deepwater	—	3	8	8
Towing-supply	—	1	3	3

Total	—	4	11	11
Stacked vessels	—	(4)	(10)	(7)

Active vessels	—	—	1	4

Europe/Mediterranean Sea fleet
Towing-supply	—	1	2	—

Total	—	1	2
Stacked vessels	—	—	—	—

Active vessels	—	1	2	—

West Africa Fleet
Towing-supply	—	1	3	5

	Successor		Predecessor
	Actual Vessel Count at December 31, 2017	Average Number of Vessels During Period from August 1, 2017 through December 31, 2017	Average Number of Vessels During Period from April 1, 2017 through July 31, 2017	Average Number of Vessels During Nine month period ended December 31, 2016
Total	—	1	3	5
Stacked vessels	—	—	—	—

Active vessels	—	1	3	5

Worldwide fleet
Deepwater	—	3	8	8
Towing-supply	—	3	8	8

Total	—	6	16	16
Stacked vessels	—	(4)	(10)	(7)

Active vessels	—	2	6	9

Owned or chartered vessels include vessels stacked by Tidewater. Tidewater considers a vessel to be stacked if the vessel crew is furloughed or substantially reduced and limited maintenance is being performed on the vessel. Tidewater reduces operating costs by stacking vessels when management does not foresee opportunities to profitably or strategically operate the vessels in the near future. Vessels are stacked when market conditions warrant and they are no longer considered stacked when they are returned to active service, sold or otherwise disposed. When economically practical marketing opportunities arise, the stacked vessels can be returned to active service by performing any necessary maintenance on the vessel and either rehiring or returning fleet personnel to operate the vessel. Although not currently fulfilling charters, stacked vessels are considered to be in service and are included in the calculation of Tidewater’s utilization statistics.

Tidewater had 89, 109 and 116 stacked vessels at December 31, 2017 (Successor), July 31, 2017 (Predecessor) and December 31, 2016 (Predecessor), respectively.

Vessel Dispositions

Tidewater seeks opportunities to sell and/or scrap its older vessels when market conditions warrant and opportunities arise. The majority of Tidewater’s vessels are sold to buyers who do not compete with Tidewater in the offshore energy industry. The following is a summary of the number of vessels disposed of by vessel type and segment for the six months ended June 30, 2018:

	Successor	Predecessor	Successor	Predecessor
	Quarter Ended June 30, 2018	Quarter Ended June 30, 2017	Six Months Ended June 30, 2018	Six Months Ended June 30, 2017
Number of vessels disposed by vessel type:
Deepwater vessels	—	—	10	1
Towing-supply vessels	1	—	8	1
Other	2	2	5	2

Total	3	2	23	4

Number of vessels disposed by segment:
Americas	—	—	8	—
Middle East/Asia Pacific	1	—	2	1
Europe/Mediterranean Sea	—	—	—	1
West Africa	2	2	13	2

Total	3	2	23	4

For the nine months period ended December 31, 2017 and 2016, the number of vessels disposed by vessel type and segment are as follows:

	Successor	Predecessor
	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through July 31, 2017	Nine month period ended December 31, 2016
Number of vessels disposed by vessel type:(A)
Deepwater PSVs	—	—	1
Towing-supply vessels	6	2	8
Other	5	5	1

Total	11	7	10

Number of vessels disposed by segment:
Americas	2	2	9
Middle East/Asia Pacific	7	—	—
Europe/Mediterranean Sea	2	—	—
West Africa	—	5	1

Total	11	7	10

(A)	Vessel dispositions exclude the return of 16 leased vessels to their respective owners in connection with the Plan.

Vessel Deliveries

Nine Month Transition Period Ended December 31, 2017. Tidewater took delivery of one 300-foot, 5,400 deadweight ton (“DWT”) of cargo carrying capacity, deepwater platform supply vessel (“PSV”), which was constructed at a domestic shipyard for a total cost of $53.2 million. In conjunction with Tidewater’s bankruptcy emergence and application of fresh-start accounting as of July 31, 2017, this vessel under construction was recorded at its estimated fair value of $7 million. The final payment of $4.3 million was made upon delivery in the quarter ended December 31, 2017.

Nine Month Period Ended December 31, 2016. Tidewater took delivery of three newly-built deepwater PSVs. One 310-foot, 6,100 DWT of cargo carrying capacity, deepwater PSV was constructed at a domestic shipyard for a total cost of $52.3 million. In conjunction with Tidewater’s bankruptcy emergence and application of fresh-start accounting as of July 31, 2017, this vessel was recorded at its estimated fair value of $14.3 million. Two 262-foot, 4,400 DWT of cargo carrying capacity, deepwater PSVs were constructed at an international shipyard for a total aggregate cost of $34.9 million. In conjunction with Tidewater’s bankruptcy emergence and application of fresh-start accounting as of July 31, 2017, these vessels were recorded at an estimated fair value of $14.2 million.

Vessel and Other Commitments

Tidewater has $2.3 million in unfunded capital commitments associated with one 5,400 DWT deepwater PSV under construction at June 30, 2018. The total cost of the new-build vessel includes contract costs and other incidental costs. Tidewater took delivery of this vessel on July 31, 2018.

Tidewater has experienced substantial delay with one fast supply boat under construction in Brazil that was originally scheduled to be delivered in September 2009. On April 5, 2011, pursuant to the vessel construction contract, Tidewater sent the subject shipyard a letter initiating arbitration in order to resolve disputes of such matters as the shipyard’s failure to achieve payment milestones, its failure to follow the construction schedule, and its failure to timely deliver the vessel. Tidewater has suspended construction on the vessel and both parties continue to pursue arbitration. During 2016 Tidewater reclassified the remaining accumulated costs of $5.6 million from construction in progress to other assets as an insurance receivable. In conjunction with Tidewater’s bankruptcy emergence and application of fresh-start accounting as of July 31, 2017, a valuation analysis was performed to assess the likelihood and extent of the recovery of the disputed amount and as a result, the remaining insurance receivable has been valued at $1.8 million as of July 31, 2017 and December 31, 2017.

Tidewater generally requires shipyards to provide third party credit support in the event that vessels are not completed and delivered timely and in accordance with the terms of the shipbuilding contracts. That third party credit support typically guarantees the return of amounts paid by Tidewater and generally takes the form of refundment guarantees or standby letters of credit issued by major financial institutions generally located in the country of the shipyard. While Tidewater seeks to minimize its shipyard credit risk by requiring these instruments, the ultimate return of amounts paid by Tidewater in the event of shipyard default is still subject to the creditworthiness of the shipyard and the provider of the credit support, as well as Tidewater’s ability to successfully pursue legal action to compel payment of these instruments. When third party credit support that is acceptable to Tidewater is not available or cost effective, Tidewater endeavors to limit its credit risk by minimizing pre-delivery payments and through other contract terms with the shipyard.

General and Administrative Expenses

Consolidated general and administrative expenses and the related percentage of total revenue for the quarters and six month periods ended June 30, 2018 and 2017 consist of the following components:

	Successor		Predecessor		Successor		Predecessor
	Quarter Ended June 30, 2018		Quarter Ended June 30, 2017		Six Months Ended June 30, 2018		Six Months Ended June 30, 2017
(In thousands)		%		%		%		%
Personnel	$14,135	13%	16,257	14%	28,936	14%	29,567	11%
Office and property	3,123	3%	3,899	3%	6,504	3%	7,929	3%
Sales and marketing	772	1%	648	1%	1,410	1%	1,333	<1%
Professional services	4,560	4%	10,160	9%	7,540	4%	30,352	11%
Other	1,835	2%	2,095	2%	3,600	2%	5,605	2%

Total	$24,425	23%	33,059	29%	47,990	24%	74,786	27%

Segment and corporate general and administrative expenses and the related percentage of total general and administrative expenses for the quarters and six month periods ended June 30, 2018 and 2017 were as follows:

	Successor		Predecessor		Successor		Predecessor
	Quarter Ended June 30, 2018		Quarter Ended June 30, 2017		Six Months Ended June 30, 2018		Six Months Ended June 30, 2017
(In thousands)		%		%		%		%
Vessel operations	$16,613	68%	18,002	55%	$33,480	70%	37,447	50%
Other operating activities	2	<1%	355	1%	16	<1%	880	1%
Corporate	7,810	32%	14,702	44%	14,494	30%	36,459	49%

Total	$24,425	100%	33,059	100%	$47,990	100%	74,786	100%

General and administrative expenses during the quarter and six months ended June 30, 2018 were 26%, or $8.6 million, and 36%, or $26.8 million, lower as compared to the same periods in 2017. Decreases to professional services costs are primarily the result of a decrease in restructuring-related professional service expenses. Such restructuring-related professional service expenses of $6.7 million and $23.4 million were recognized in the quarter and six months ended June 30, 2017. During the quarter and six months ended June 30, 2018, Tidewater did not incur additional restructuring-related professional service expenses, but did incur professional services costs related to the proposed combination with GulfMark during the quarter ended June 30, 2018 of $1.5 million. Overall decreases to personnel, office and property and other general and administrative expenses are a result of Tidewater’s continuing efforts to reduce overhead costs and have included wage and headcount reductions, shore-based office consolidations and reductions in compensation.

Consolidated general and administrative expenses and its related percentage of total revenues for the nine months period ended December 31, 2017 and 2016 consist of the following components:

	Successor		Predecessor
	Period from August 1, 2017 through December 31, 2017		Period from April 1, 2017 through July 31, 2017		Nine month period ended December 31, 2016
(In thousands)		%		%		%
Personnel	$29,314	16%	20,919	14%	54,493	12%
Office and property	5,735	3%	5,109	3%	12,912	3%
Sales and marketing	881	<1%	844	1%	3,116	1%
Professional services	6,351	4%	10,757	7%	24,618	6%
Other	4,338	3%	4,203	3%	9,013	2%

	$46,619	26%	41,832	28%	104,152	24%

Segment and corporate general and administrative expenses and the related percentage of total general and administrative expenses were as follows:

	Successor		Predecessor
	Period from August 1, 2017 through December 31, 2017		Period from April 1, 2017 through July 31, 2017		Nine month period ended December 31, 2016
(In thousands)%			%		%
Vessel operations	$31,160	67%	23,881	57%	68,861	66%
Other operating activities	636	1%	409	1%	1,659	2%
Corporate	14,823	32%	17,542	42%	33,632	32%

	$46,619	100%	41,832	100%	104,152	100%

Tidewater has continued its efforts to reduce overhead costs due to the downturn in the offshore oil services market. Such efforts have included wage and headcount reductions, shore-based office consolidations and reductions in compensation and benefits for shore-based staff. These cost reductions have been partially offset by an increase in restructuring-related professional services expenses which are classified as corporate general and administrative expenses up until its Petition Date of May 17, 2017. During the four month period from April 1, 2017 through July 31, 2017 (Predecessor) Tidewater recognized $6.7 million of restructuring-related professional services expenses, prior to the Petition Date, as general and administrative expenses. During the nine months ended December 31, 2016 (Predecessor) Tidewater recognized $12.2 million of restructuring-related professional services expenses as general and administrative expenses.

During the five month period from August 1, 2017 through December 31, 2017 (Successor) and the four month period from April 1, 2017 through July 31, 2017 (Predecessor), Tidewater recognized $2.7 million and $28 million, respectively, of restructuring-related professional services expenses as reorganization items, respectively.

Liquidity, Capital Resources and Other Matters

At December 31, 2017, Tidewater had $432 million of cash and cash equivalents (excluding $21.3 million of cash restricted for the payment of long-term debt as more fully discussed in the “Indebtedness” section below). As of the Emergence Date, Tidewater no longer has a revolving line of credit. Cash and cash equivalents, net of future cash provided or used by operating activities provide Tidewater, in its opinion, with sufficient liquidity to meet its liquidity requirements, including repayment of debt based on stated maturities and required payments on remaining vessel construction commitments.

With the Emergence Date of the Plan on July 31, 2017, $225 million of cash has been paid to impaired creditors as of January 2018 pursuant to the Plan and approximately $1.6 billion of debt, net, was eliminated, leaving approximately $440 million of total debt outstanding. Total debt outstanding on July 31, 2017 includes $350 million of newly issued, 5-year, senior secured notes, which bear interest at 8.00% per annum and the Troms Offshore debt. See “Reorganization of Tidewater” below and “Indebtedness—New Secured Notes” below for additional information.

Reorganization of Tidewater

On July 31, 2017, Tidewater and certain of its subsidiaries that had been named as additional debtors in the Chapter 11 proceedings emerged from bankruptcy after successfully completing its reorganization pursuant to the Second Amended Joint Prepackaged Chapter 11 Plan of Reorganization of Tidewater and its Affiliated Debtors (the “Plan”). The Plan was confirmed on July 17, 2017 by the Bankruptcy Court. Refer to Note (2) of “Notes to Consolidated Financial Statements” included in this prospectus for further details on Tidewater’s Chapter 11 bankruptcy and emergence.

During the bankruptcy proceedings from the Petition Date to the Emergence Date, the Debtors operated as “debtors-in-possession” in accordance with applicable provisions of the Bankruptcy Code. Tidewater operated in the ordinary course of business pursuant to motions filed by the Debtors and granted by the Bankruptcy Court.

Upon emergence of Tidewater from bankruptcy:

•

The General Unsecured Claims received their pro rata share of (a) $225 million of cash, (b) subject to the limitations discussed below, common stock and, warrant (the “creditor warrants”) to purchase common stock, representing 95% of the common equity in the reorganized company (subject to dilution by a management incentive plan and the exercise of warrants issued to existing stockholders under the Plan as described below); and (c) the New Secured Notes.

•

Tidewater’s existing shares of common stock were cancelled. Existing holders of Tidewater common stock received their pro rata share of common stock representing 5% of the common equity in the reorganized company (subject to dilution by a management incentive plan and the exercise of warrants issued to existing stockholders under the Plan) and six-year warrants to purchase additional shares of common stock of the reorganized company. These warrants were issued in two tranches, the “Series A Warrants” being exercisable immediately, at an exercise price of $57.06 per share, and the “Series B Warrants” being exercisable immediately, at an exercise price of $62.28 per share. The Series A Warrants are exercisable for 2.4 million shares of common stock while the Series B Warrants are exercisable for 2.6 million shares of common stock. The Series A Warrants and the Series B Warrants do not grant the holder thereof any voting or control rights or dividend rights, or contain any negative covenants restricting the operation of Tidewater’s business and are subject to the restrictions in the Tidewater certificate of incorporation that prohibits the exercise of such warrants where such exercise would cause the total number of shares held by non-U.S. citizens to exceed 24%. If, during the six-month period immediately preceding the Series A and Series B Warrants’ termination date, a non-U.S. Citizen holder is precluded from exercising the warrant because of the foreign ownership limitations, then such holder may exercise and receive, in lieu of Tidewater shares of common stock, warrants identical in all material respects to the creditor warrants, with one such warrant being issued for each share of common stock that the Series A or Series B Warrants were otherwise convertible into.

•

To assure the continuing ability of certain vessels owned by Tidewater’s subsidiaries to engage in U.S. coastwise trade, the number of shares of Tidewater common stock that was otherwise issuable to the allowed General Unsecured Creditors was adjusted to assure that the foreign ownership limitations of the United States Jones Act are not exceeded. The Jones Act requires any corporation that owns or operates vessels engaged in coastwise trade be a U.S. citizen within the meaning of that law, which requires, among other things, that the aggregate ownership of common stock by non-U.S. citizens within the meaning of the Jones Act be not more than 25% of its outstanding common stock. The Plan required that, at the time Tidewater emerged from bankruptcy, not more than 22% of the common stock will be held by non-U.S. citizens. To that end, the Plan provided for the issuance of a combination of common stock of the reorganized company and the creditor warrants exercisable for common stock of the reorganized company on a pro rata basis to any non-U.S. citizen among the allowed General Unsecured Creditors whose ownership of common stock, when combined with the shares to be issued to existing Tidewater stockholders that are non-U.S. citizens, would otherwise cause the 22% threshold to be exceeded. The creditor warrants do not grant the holder thereof any voting or control rights or dividend rights, or contain any negative covenants restricting the operation of Tidewater’s business. Generally, the creditor warrants are exercisable immediately at a nominal exercise price, subject to restrictions contained in the Warrant Agreement between Tidewater and the warrant agent regarding the creditor warrants designed to assure Tidewater’s continuing eligibility to engage in coastwise trade under the Jones Act that prohibit the exercise of such warrants where such exercise would cause the total number of shares held by non-U.S. citizens to exceed 24%. Tidewater has established, under the Tidewater Certificate of Incorporation and through Depository Trust Corporation (DTC), appropriate measures to assure compliance with these ownership limitations.

•	The undisputed claims of other unsecured creditors such as customers, employees, and vendors, were paid in full in the ordinary course of business (except as otherwise agreed among the parties).

As of the Emergence Date, Tidewater and the Sale Leaseback Parties had not reached agreement with respect to the amount of the Sale Leaseback Claims, and a portion of the emergence consideration (including cash, creditor warrants and New Secured Notes, and based on up to $260.2 million of possible additional Sale Leaseback Claims) was set aside to allow for the settlement and payout of the Sale Leaseback Parties’ claims as they were settled. Tidewater successfully reached agreement with the Sale Leaseback Parties between August and November 2017. Pursuant to such settlements, approximately $233.6 million of additional sale leaseback claims were allowed and emergence consideration was paid to the Sale Leaseback Parties as each claim was settled. The remaining emergence consideration withheld was distributed pro-rata to holders of allowed General Unsecured Claims, including the remaining Sale Leaseback Parties, in December 2017 and January 2018.

Availability of Cash

At June 30, 2018, Tidewater had $464.5 million in cash and cash equivalents (including $5.2 million of restricted cash), of which $111.3 million was held by foreign subsidiaries, the majority of which is available to Tidewater without adverse tax consequences. Included in foreign subsidiary cash are balances held in U.S. dollars and foreign currencies that await repatriation due to various currency conversion and repatriation constraints, partner and tax related matters, prior to the cash being made available for remittance to Tidewater’s domestic accounts. Tidewater currently intends that earnings by foreign subsidiaries will be indefinitely reinvested in foreign jurisdictions in order to fund strategic initiatives (such as investment, expansion and acquisitions), fund working capital requirements and repay debt (both third-party and intercompany) of its foreign subsidiaries in the normal course of business. Moreover, Tidewater does not currently intend to repatriate earnings of its foreign subsidiaries to the United States because cash generated from its domestic businesses and the repayment of intercompany liabilities from foreign subsidiaries are currently deemed to be sufficient to fund the cash needs of its operations in the United States.

Tidewater’s objective in financing its business is to maintain adequate financial resources and access to sufficient levels of liquidity. Tidewater does not have a revolving credit facility. Cash and cash equivalents and future net cash provided by operating activities provide Tidewater with sufficient liquidity to meet its liquidity requirements.

At December 31, 2017, Tidewater had $453.3 million in cash and cash equivalents (including restricted cash), of which $116.9 million was held by foreign subsidiaries, the majority of which is available to Tidewater without adverse tax consequences. Included in foreign subsidiary cash are balances held in U.S. dollars and foreign currencies that await repatriation due to various currency conversion and repatriation constraints, partner and tax related matters, prior to the cash being made available for remittance to Tidewater’s domestic accounts. Tidewater currently intend that earnings by foreign subsidiaries will be indefinitely reinvested in foreign jurisdictions in order to fund strategic initiatives (such as investment, expansion and acquisitions), fund working capital requirements and repay debt (both third-party and intercompany) of its foreign subsidiaries in the normal course of business. Moreover, Tidewater does not currently intend to repatriate earnings of its foreign subsidiaries to the United States because cash generated from its domestic businesses and the repayment of intercompany liabilities from foreign subsidiaries are currently deemed to be sufficient to fund the cash needs of its operations in the United States. The $225 million of cash paid to creditors pursuant to the terms of the RSA was funded by foreign subsidiaries through the repayment of intercompany liabilities.

Tidewater’s objective in financing its business is to maintain adequate financial resources and access to sufficient levels of liquidity. Cash and cash equivalents and future net cash provided by operating activities provide Tidewater, in its opinion, with sufficient liquidity to meet its liquidity requirements, including repayment of debt based on stated maturities and required payments on remaining vessel construction commitments. Please refer to the section entitled “Status of discussions with Lenders and Noteholders” for further discussion.

Indebtedness

The following is a summary of debt outstanding at June 30, 2018 and December 31, 2017:

(In thousands)	June 30, 2018	December 31, 2017
New secured notes:
8.00% New secured notes due August 2022(A)	349,954	350,000
Troms Offshore borrowings(B):
NOK denominated notes due May 2024	13,595	14,054
NOK denominated notes due January 2026	25,315	25,965
USD denominated notes due January 2027	22,729	23,345
USD denominated notes due April 2027	24,810	25,463

	$436,403	438,827
Debt premiums and discounts, net	8,446	9,333
Less: Current portion of long-term debt	6,290	5,103

Total long-term debt	$438,559	443,057

(A)	As of June 30, 2018 and December 31, 2017, the fair value (Level 2) of the New Secured Notes was $361.5 million and $359.8 million, respectively.
(B)

Tidewater pays principal and interest on these notes semi-annually. As of June 30, 2018 and December 31, 2017, the aggregate fair value (Level 2) of the Troms Offshore borrowings was $86.4 million and $88.5 million, respectively. The weighted average interest rate of the Troms Offshore borrowings as of June 30, 2018 was 5.00%.

New Secured Notes

On July 31, 2017, pursuant to the terms of the Plan, Tidewater entered into an indenture (the “Indenture”) by and among Tidewater, the wholly-owned subsidiaries named as guarantors therein (the “Guarantors”), and Wilmington Trust, National Association, as trustee and collateral agent (the “Trustee”), and pursuant to which issued $350 million aggregate principal amount of Tidewater’s new 8.00% Senior Secured Notes due 2022 (the “New Secured Notes”).

The New Secured Notes will mature on August 1, 2022. Interest on the New Secured Notes will accrue at a rate of 8.00% per annum payable quarterly in arrears on February 1, May 1, August 1, and November 1 of each year in cash, beginning November 1, 2017. The New Secured Notes are secured by substantially all of the assets of Tidewater and its Guarantors.

The New Secured Notes have minimum interest coverage requirement (EBITDA/Interest), for which compliance will first be measured for the twelve months ending June 30, 2019. Minimum liquidity requirements and other covenants, including restrictions on the incurrence of debt and liens and its ability to make investments and restricted payments are set forth in the Indenture and are in effect from July 31, 2017. The Indenture also contains certain customary events of default and a make-whole provision.

Until terminated under the circumstances described in this paragraph, the New Secured Notes and the guarantees by the Guarantors will be secured by the Collateral (as defined in the Indenture) pursuant to the terms of the Indenture and the related security documents. The Trustee’s liens upon the Collateral and the right of the holders of the New Secured Notes to the benefits and proceeds of the Trustee’s liens on the Collateral will terminate and be discharged in certain circumstances described in the Indenture, including: (i) upon satisfaction and discharge of the Indenture in accordance with the terms thereof; or (ii) as to any Collateral of Tidewater or the Guarantors that is sold, transferred or otherwise disposed of by Tidewater or the Guarantors in a transaction or other circumstance that complies with the terms of the Indenture, at the time of such sale, transfer or other disposition.

Tidewater is obligated to offer to repurchase the New Secured Notes at par in amounts that generally approximate 65% of asset sale proceeds as defined in the Indenture. Tidewater maintains a restricted cash account to accumulate the net proceeds of each qualified asset sale. Per the terms of the Indenture, Tidewater is required to offer to repurchase New Secured Notes within 60 days of the accumulation of $10 million in the account, which account had a balance of $21.3 million at December 31, 2017. In accordance with SEC tender offer rules, noteholders have a minimum of 20 days to respond. In the event the holders of the New Secured Notes do not accept Tidewater’s offer to repurchase the notes the accumulated cash would become available to Tidewater for its general use.

As of December 31, 2017, the fair value (Level 2) of the New Secured Notes was $359.8 million.

New Secured Notes Tender Offer

Since the issuance of the New Secured Notes, Tidewater conducted certain Asset Sales and on December 19, 2017, the aggregate net proceeds realized from such Asset Sales exceeded the Asset Sale Threshold, which triggered the obligation under the Indenture for Tidewater to commence the Offer.

On February 2, 2018, Tidewater commenced an offer to purchase (the “Offer”) up to $24.7 million aggregate principal amount (the “Offer Amount”) of the New Secured Notes for cash. On March 7, 2018, Tidewater purchased $46,023 aggregate principal amount of the New Secured Notes that were validly tendered in accordance with the terms and conditions of the Offer.

Because the aggregate principal amount of tendered and accepted New Secured Notes was less than the Offer Amount, cash in an amount equal to the difference between the Offer Amount and the principal amount of the New Secured Notes accepted for tender is now available for use by Tidewater in any manner not prohibited by the Indenture and is no longer shown as restricted cash on the balance sheet. The $5.2 million restricted cash on the balance sheet at June 30, 2018 represents additional proceeds from Asset Sales since the date of the Offer and is, therefore, restricted by the terms of the Indenture.

Troms Offshore Debt

Concurrent with the Emergence Date, the Troms Offshore credit agreement was amended and restated to (i) reduce by 50% the required principal payments due from the Emergence Date through March 31, 2019, (ii)

modestly increase the interest rates on amounts outstanding through April 2023, and (iii) provide for security and additional guarantees, including (a) mortgages on six vessels and related assignments of earnings and insurances, (b) share pledges by Troms Offshore and certain subsidiaries of Troms Offshore, and (c) guarantees by certain subsidiaries of Troms Offshore.

The Troms Offshore borrowings continue to require semi-annual principal payments and bear interest at fixed rates based, in part, on Tidewater’s consolidated funded indebtedness to total capitalization ratio.

In May 2015, Troms Offshore entered into a $31.3 million, U.S. dollar denominated, twelve-year borrowing agreement originally scheduled to mature in April 2027. The loan requires semi-annual principal and interest payments and bears interest at a fixed rate of 2.92% plus a premium based on Tidewater’s consolidated funded indebtedness to total capitalization ratio currently equal to 1.00% and a 1.00% sub-tranche premium (for a total all-in rate of 4.92%). As of December 31, 2017, $25.5 million is outstanding under this agreement.

In March 2015, Troms Offshore entered into a $29.5 million, U.S. dollar denominated, twelve-year borrowing agreement originally scheduled to mature in January 2027. The loan requires semi-annual principal and interest payments and bears interest at a fixed rate of 2.91% plus a premium based on Tidewater’s consolidated funded indebtedness to total capitalization ratio currently equal to 1.00% and a 1.00% sub-tranche premium (for a total all-in rate of 4.91%). As of December 31, 2017, $23.3 million is outstanding under this agreement.

A summary of U.S. dollar denominated Troms Offshore borrowings outstanding is as follows:

	Successor	Predecessor
(In thousands)	December 31, 2017	March 31, 2017
May 2015 notes
Amount outstanding	$25,463	27,421
Fair value of debt outstanding (Level 2)	25,427	27,395
March 2015 notes
Amount outstanding	$23,345	24,573
Fair value of debt outstanding (Level 2)	23,251	24,544

In January 2014, Troms Offshore entered into a 300 million Norwegian Kroner (NOK), twelve-year borrowing agreement originally scheduled to mature in January 2026. The loan requires semi-annual principal and interest payments and bears interest at a fixed rate of 2.31% plus a premium based on Tidewater’s consolidated funded indebtedness to total capitalization ratio currently equal to 1.25% and a 1.00% sub-tranche premium (for a total all-in rate of 4.56%). As of December 31, 2017, 212.5 million NOK (approximately $26.0 million) is outstanding under this agreement.

In May 2012, Troms Offshore entered into a 204.4 million NOK denominated borrowing agreement originally scheduled to mature in May 2024. The loan requires semi-annual principal and interest payments and bears interest at a fixed rate of 3.88% plus a premium based on Tidewater Inc.’s consolidated funded indebtedness to total capitalization ratio currently equal to 1.25% and a 1.00% sub-tranche premium (for a total all-in rate of 6.13%). As of December 31, 2017, 115 million NOK (approximately $14.1 million) is outstanding under this agreement.

A summary of NOK denominated Troms Offshore borrowings outstanding and their U.S. dollar equivalents is as follows:

	Successor	Predecessor
(In thousands)	December 31, 2017	March 31, 2017
January 2014 notes:
NOK denominated	212,500	225,000
U.S. dollar equivalent	$25,965	26,167
Fair value in U.S. dollar equivalent (Level 2)	25,850	26,133
May 2012 notes:
NOK denominated	115,020	127,800
U.S. dollar equivalent	$14,054	14,864
Fair value in U.S. dollar equivalent (Level 2)	14,013	14,793

Interest and Debt Costs

Tidewater capitalizes a portion of its interest costs incurred on borrowed funds used to construct vessels. Interest and debt costs incurred, net of interest capitalized, for the quarters and six month periods ended June 30, 2018 and 2017 are as follows:

(In thousands)	Successor Quarter Ended June 30, 2018	Predecessor Quarter Ended June 30, 2017	Successor Six Months Ended June 30, 2018	Predecessor Six Months Ended June 30, 2017
Interest and debt costs incurred, net of interest capitalized	$7,547	10,605	15,146	31,613
Interest costs capitalized	194	601	368	1,818

Total interest and debt costs	$7,741	11,206	15,514	33,431

Interest and other debt costs for the period from August 1, 2017 through December 31, 2017 (Successor) was $13 million and reflects interest expense on the New Secured Notes and Troms debt as well as the amortization of premiums and discounts associated with the respective loans. Interest and other debt costs for the period from April 1, 2017 through July 31, 2017 (Predecessor) was $11.2 million and reflects interest expense on the Predecessor Company’s term loan, revolver, senior notes and Troms debt. The filing of its bankruptcy petition on May 17, 2017 resulted in the cessation of the accrual of interest on its term loan, revolving line of credit and senior notes through its Emergence Date of July 31, 2017.

Increased borrowings under its revolver in March 2016, higher Libor rates and a higher spread on floating rate loans (as a result of higher leverage) resulted in interest and debt costs during the nine month period ended December 31, 2016 of $54 million. In addition, lower levels of vessel construction in progress and lower levels of debt has decreased the amount of interest capitalized to vessel under construction.

Share Repurchases

No shares were repurchased by Tidewater during the year ended March 31, 2017, or the nine-month transition period ended December 31, 2017.

Dividends

There were no dividends declared by Tidewater during the quarter and six months ended June 30, 2018 and 2017.

There were no dividends declared by Tidewater during the year ended March 31, 2017, or the nine-month transition period ended December 31, 2017.

Operating Activities

Net cash provided by operating activities for any period will fluctuate according to the level of business activity for the applicable period.

Net cash provided by operating activities for the six-month periods ended June 30, 2018 and 2017 is as follows:

(In thousands)	Successor	Predecessor
	Six Months Ended June 30, 2018	Six Months Ended June 30, 2017
Net loss	$(50,211)	(611,382)
Reorganization items	—	308,011
Depreciation and amortization	22,572	73,879
Amortization of deferred drydocking and survey costs	2,230	—
Amortization of debt premium and discounts	(900)	—
Provision for deferred income taxes	—	(7,743)
Gain on asset dispositions, net	(3,257)	(9,253)
Asset impairments	7,401	228,280
Changes in investments in, at equity, and advances to unconsolidated companies	27,881	(9,163)
Compensation expense—stock-based	6,139	(562)
Excess tax liability on stock option activity	—	4,927
Cash paid for deferred drydocking and survey costs	(13,394)	—
Changes in operating assets and liabilities	(1,347)	46,810
Changes in due to/from related parties, net	19,869	22,983

Net cash provided by operating activities	$16,983	46,787

Net cash provided by operations for the six months ended June 30, 2018 (Successor) was $17.0 million and reflects a net loss of $50.2 million, which includes non-cash asset impairments of $7.4 million, non-cash depreciation and amortization of $23.9 million, gain on asset dispositions, net, of $3.3 million and stock-based compensation expense of $6.1 million. Investments in, at equity, and advances to unconsolidated companies decreased by $27.9 million, which primarily reflects foreign exchange losses recognized by Tidewater’s 49% owned Sonatide joint venture. Changes in amounts due from/due to related parties, net during the six-month period ended June 30, 2018 of $19.9 million generally reflect collections from Sonatide, net and an approximate $5.0 million dollar increase in the due from/due to Tidewater’s Nigeria joint venture, DTDW. Change in operating assets and liabilities used $1.3 million of cash in the six months ended June 30, 2018.

Net cash provided by operations for the six-month period ended June 30, 2017 (Predecessor) was $46.8 million and reflects a net loss of $611.4 million, which includes non-cash reorganization items of $308.0 million, non-cash asset impairments of $228.3 million, non-cash depreciation and amortization of $73.9 million and gain on asset dispositions, net of $9.3 million. Changes in operating assets and liabilities provided $46.8 million of cash, largely as the result of a decrease in accounts receivables, in part, due to the receipt of a lump sum payment for the early termination of a vessel charter contract. The changes in amounts due to/due from related parties, net, provided $23.0 million of net cash primarily as the result of cash repatriations during the six month period ended June 30, 2017 (Predecessor).

Net cash provided by or used in operating activities for any period will fluctuate according to the level of business activity for the applicable period.

Net cash used in operating activities for the period August 1, 2017 through December 31, 2017 (Successor), the period April 1, 2017 through July 31, 2017 (Predecessor) and the nine months ended December 31, 2016 are as follows:

	Successor	Predecessor
(In thousands)	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through July 31, 2017	Nine month period ended December 31, 2016
Net loss	$(38,726)	(1,646,909)	(563,039)
Reorganization items (non-cash)	—	1,368,882	—
Depreciation and amortization	20,131	47,447	129,699
Amortization of deferred drydocking and survey costs	206	—	—
Amortization of debt premiums and discounts	(715)	—	—
Provision for deferred income taxes	—	(5,543)	—
Gain on asset dispositions, net	(6,616)	(3,561)	(18,035)
Asset impairments	16,777	184,748	419,870
Compensation expense—stock based	3,731	1,707	4,166
Changes in operating assets and liabilities	(23,430)	34,593	(6,307)
Changes in due to/from affiliate, net	(2,373)	1,301	(4,132)
Changes in investments in, at equity, and advances to unconsolidated companies	(4,531)	(4,252)	(2,551)

Net cash used in operating activities	$(35,546)	(21,587)	(40,329)

Cash flows used in operations for the five month period August 1, 2017 through December 31, 2017 was $35.5 million and reflects a net loss of $38.7 million, which includes non-cash asset impairments of $16.8 million, total non-cash depreciation and amortization of $19.6 million, gain on asset dispositions, net of $6.6 million and stock-based compensation expense of $3.7 million. Reorganization items paid in cash (or to be paid in cash) for the period August 1, 2017 through December 31, 2017 of $4.3 million included the cost of delivering vessels operating under sale leaseback agreements to the respective lessors ($1.6 million) and restructuring-related professional fees ($2.7 million). Combined changes in operating assets and liabilities and in amounts due to/due from affiliate, net, used $25.8 million of net cash primarily due to a decrease in accrued expenses and commission payments made to the Sonatide joint venture.

Cash flows used in operations for the four month period April 1, 2017 through July 31, 2017 was $21.6 million and reflects a net loss of $1.6 billion, which included non-cash reorganization items of $1.4 billion, asset impairments of $184.7 million, depreciation and amortization of $47.4 million and stock based compensation of $1.7 million. Reorganization items paid in cash (or to be paid in cash) during the period April 1, 2017 through July 31, 2017 were $28 million of restructuring-related professional fees. Also during the period from April 1, 2017 through July 31, 2017, Tidewater recognized $6.7 million of restructuring-related professional services expenses as general and administrative expenses. Changes in operating assets and liabilities provided $34.6 million of net cash and included increases in trade payables of $8.2 million and increases to accrued expenses and accounts payable of $17.2 million (of which an increase of $7.9 million was related to reorganization-related professional fees) and a reduction in accounts receivables of $6.3 million. Changes in due to/from affiliate provided $1.3 million of cash primarily as a result of more modest cash repatriations from its Sonatide joint venture.

Cash flows used in operations for the nine months ended December 31, 2016 was $40.3 million and reflects a net loss of $563.0 million, which included non-cash asset impairment charges of $419.9 million and depreciation and amortization of $129.7 million, which were partially offset by gains on asset dispositions, net of $18 million. During the nine months ended December 31, 2016, Tidewater recognized $12.2 million of restructuring-related professional services expenses as general and administrative expenses. Changes in its amount to/from affiliate, net used $4.1 million of cash and was the result of a net increase the due to/from balance resulting from lower levels of cash repatriated from its Sonatide joint venture and commissions payments made by Tidewater to Sonatide. Changes in operating assets and liabilities used $6.3 million of net cash.

Investing Activities

Net cash provided by investing activities for the six-month period ended June 30, 2018 and 2017, is as follows:

	Successor	Predecessor
(In thousands)	Six Months Ended June 30, 2018	Six Months Ended June 30, 2017
Proceeds from the sale of assets	$12,968	3,072
Additions to properties and equipment	(5,775)	(9,982)
Payments related to novated vessel construction contract	—	5,272

Net cash provided by (used in) investing activities	$7,193	(1,638)

Net cash provided by investing activities for the six-month period ended June 30, 2018 (Successor) was $7.2 million, reflecting the receipt of proceeds from the sale of assets of $13.0 million related to the disposal of 23 vessels, 16 of which were scrapped. Additions to properties and equipment were comprised of approximately $3.9 million in capitalized upgrades to existing vessels and equipment and $1.9 million for the construction of offshore support vessels.

Investing activities for the six-month period ended June 30, 2017 (Predecessor) used $1.6 million of cash. Additions to properties and equipment were comprised of approximately $8.2 million for the construction of offshore support vessels, $1.7 million in capitalized upgrades to existing vessels and equipment and $0.1 million in other property and equipment purchases. Partially offsetting these uses of cash were the receipt of $5.3 million from an unaffiliated entity in connection with that entity’s assumption of Tidewater’s obligations related to a vessel under construction at an international shipyard and proceeds received from the sale of assets of $3.1 million.

Net cash provided by investing activities for the period August 1, 2017 through December 31, 2017 (Successor), the period April 1, 2017 through July 31, 2017 (Predecessor) and the nine months ended December 31, 2016 (Predecessor) are as follows:

	Successor	Predecessor
(In thousands)	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through July 31, 2017	Nine month period ended December 31, 2016
Proceeds from sales of assets	$37,742	2,172	12,333
Additions to properties and equipment	(9,834)	(2,265)	(17,144)
Payments related to novated vessel construction contract	—	5,272	—
Refunds from cancelled vessel construction contracts	—	—	25,565

Net cash provided by investing activities	$22,908	5,179	20,754

Investing activities for the five-month period from August 1, 2017 through December 31, 2017 provided $22.9 million of net cash, reflecting proceeds from the sale of all eight of Tidewater’s ROVs of $23 million and $9.7 million of proceeds from the disposal of vessels. These proceeds were partially offset by additions to properties and equipment of $9.8 million. Additions to properties and equipment for the period August 1, 2017 through December 31, 2017 were comprised of approximately $2.9 million in capitalized upgrades to existing vessels and equipment and $6.9 million for the construction of offshore support vessels.

Investing activities for the four-month period from April 1, 2017 through July 31, 2017 provided $5.2 million of net cash, reflecting the receipt of $5.3 million from an unaffiliated entity in connection with that entity’s assumption of Tidewater’s obligations related to a vessel under construction at an international shipyard and proceeds received from the sale of seven vessels and other assets of $2.2 million. Additions to properties and equipment for the period April 1, 2017 through July 31, 2017 were comprised of approximately $1.3 million in capitalized upgrades to existing vessels and equipment and $0.9 million for the construction of offshore support vessels.

Investing activities for the nine-month ended December 31, 2016 provided $20.8 million of cash which is the result of the receipt of $25.6 million from a shipyard related to vessel contracts which were cancelled due to late delivery and proceeds received related to the sale of assets of $12.3 million. Cash used for additions to properties and equipment were comprised of approximately $0.8 million in capitalized upgrades to existing vessels and equipment, $15.8 million for the construction of offshore support vessels and $0.5 million in other properties and equipment purchases.

Financing Activities

Net cash used in financing activities for the six-month period ended June 30, 2018 and 2017, is as follows:

	Successor	Predecessor
(In thousands)	Six Months Ended June 30, 2018	Six Months Ended June 30, 2017
Principal payment on long-term debt	$(2,637)	(5,048)
Payments to General Unsecured Creditors	(8,377)	—
Other	(1,998)	(6,127)

Net cash used in financing activities	$(13,012)	(11,175)

Financing activities for the six-month period ended June 30, 2018 (Successor) used $13.0 million of cash, as a result of payments made to creditors pursuant to the Plan of $8.4 million, $2.6 million of scheduled semiannual principal payments on Troms offshore debt, a $2 million payment to acquire the remaining noncontrolling interest in a consolidated joint venture and the repurchase of $46,023 of New Secured Notes resulting from a recent tender offer. For more information on this tender offer, please refer to the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness—New Secured Notes Tender Offer.”

Financing activities for the six months ended June 30, 2017 (Predecessor) used $11.2 million of cash, primarily due to $5.0 million of scheduled semiannual principal payments on Troms Offshore debt, the effect of deferred taxes related to stock options that expired during such six-month period and $1.2 million of commissions paid to a non-controlling owner of a consolidated joint venture entity.

Net cash used in financing activities for the period August 1, 2017 through December 31, 2017 (Successor), the period April 1, 2017 through July 31, 2017 (Predecessor) and the nine months ended December 31, 2016 (Predecessor) are as follows:

	Successor	Predecessor
(In thousands)	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through July 31, 2017	Nine month period ended December 31, 2016
Principal payments on long-term debt	$(1,176)	(5,124)	(7,337)
Cash payments to General Unsecured Creditors	(93,719)	(122,806)	—
Cash received for issuance of common stock	2	—	—
Other	—	(1,200)	(1,722)

Net cash used in financing activities	$(94,893)	(129,130)	(9,059)

Financing activities for the period August 1, 2017 through December 31, 2017 used $94.9 million of net cash, as a result of payments made to creditors pursuant to the Plan of $93.7 million and $1.2 million of scheduled semiannual principal payments on Troms Offshore debt.

Financing activities for the period April 1, 2017 through July 31, 2017 used $129.1 million of cash as a result of payments made to creditors pursuant to the Plan of $122.8 million, $5.1 million of scheduled semiannual principal payments on Troms Offshore debt and $1.2 million of commissions paid to a non-controlling owner of a consolidated joint venture entity.

Financing activities for the nine-month period ended December 31, 2016 used $9.1 million of cash, primarily due to $7.3 million of scheduled semiannual principal payments on Troms Offshore debt.

Other Liquidity Matters

Vessel Construction. Tidewater has successfully replaced the vast majority of the older vessels in its fleet with fewer, larger and more efficient vessels that have a more extensive range of capabilities. Those efforts are now complete with the delivery of the final vessel under construction in July 2018. Tidewater used available cash in order to fund the remaining $2.6 million due on this remaining vessel. For more information on the status of vessels currently under construction, see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Vessel Commitments at June 30, 2018.”

Tidewater generally requires shipyards to provide third party credit support in the event that vessels are not completed and delivered timely and in accordance with the terms of the shipbuilding contracts. That third party credit support typically guarantees the return of amounts paid by Tidewater and generally takes the form of refundment guarantees or standby letters of credit issued by major financial institutions generally located in the country of the shipyard. While Tidewater seeks to minimize its shipyard credit risk by requiring these instruments, the ultimate return of amounts paid by Tidewater in the event of shipyard default is still subject to the creditworthiness of the shipyard and the provider of the credit support, as well as Tidewater’s ability to pursue successfully legal action to compel payment of these instruments. When third party credit support that is acceptable to Tidewater is not available or cost effective, Tidewater endeavors to limit its credit risk by minimizing pre-delivery payments and through other contract terms with the shipyard.

Brazilian Customs. In April 2011, two Brazilian subsidiaries of Tidewater were notified by the Customs Office in Macae, Brazil that they were jointly and severally being assessed fines of 33.0 million Brazilian reais (approximately $8.5 million as of June 30, 2018). Other fines imposed at that same time by the Customs Office have been formally resolved in favor of Tidewater. The assessment of these fines is for the alleged failure of these subsidiaries to obtain import licenses with respect to Tidewater vessels that provided Brazilian offshore vessel services to Petrobras, the Brazilian national oil company, over a three-year period ended December 2009. After consultation with its Brazilian tax advisors, Tidewater and its Brazilian subsidiaries believe that vessels that provide services under contract to the Brazilian offshore oil and gas industry are deemed, under applicable law and regulations, to be temporarily imported into Brazil, and thus exempt from the import license requirement.

Tidewater is vigorously contesting these fines (which it has neither paid nor accrued). Based on the advice of its Brazilian counsel, Tidewater believes that it has a high probability of success with respect to overturning the entire amount of the fines, either at the administrative appeal level or, if necessary, in Brazilian courts. In May 2016, a final administrative appeal allowed fines totaling 3.0 million Brazilian reais (approximately $0.8 million as of June 30, 2018). Tidewater appealed this 3.0 million Brazilian reais administrative award to the appropriate Brazilian court and deposited 6.0 million Brazilian reais (approximately $1.5 million as of June 30, 2018) with the court. The 6.0 million Brazilian reais deposit represents the amount of the award and the substantial interest that would be due if Tidewater did not prevail in this court action. The court action is in its initial stages. The remaining fines totaling 30.0 million Brazilian reais (approximately $7.7 million as of June 30, 2018) are still subject to additional administrative appeals board hearings, but Tidewater believes that previous administrative appeals board decisions will be helpful in those upcoming hearings for the vast majority of amounts still claimed by the Macae Customs Office. Tidewater believes that the ultimate resolution of this matter will not have a material effect on Tidewater’s financial position, results of operations or cash flows.

Repairs to U.S. Flag Vessels Operating Abroad. During fiscal 2015 Tidewater became aware that it may have had compliance deficiencies in documenting and declaring upon re-entry to the U.S. certain foreign purchases for or repairs to U.S. flagged vessels while they were working outside of the U.S. When a U.S. flagged vessel operates abroad, certain foreign purchases for or repairs made to the U.S. flagged vessel while it is outside of the U.S. are subject to declaration with U.S. Customs and Border Protection (“CBP”) upon re-entry to the U.S. and are subject to 50% vessel repair duty. During its examination of its filings made in or prior to fiscal 2015 with CBP, Tidewater determined that it was necessary to file amended forms with CBP to supplement previous filings. Tidewater has amended several vessel repair entries with CBP and has paid additional vessel repair duties and interest associated with these amended forms. Tidewater continues to review and evaluate the return of other U.S. flagged vessels to the U.S. to determine whether it is necessary to adjust its responses in any of those instances. To the extent that further evaluation requires Tidewater to file amended entries for additional vessels, Tidewater does not yet know the final magnitude of duties, civil penalties, fines and interest associated with amending the entries for these vessels. It is also possible that CBP may seek to impose civil penalties, fines or interest in connection with amended forms already submitted.

In connection with three of its amended filings, CBP assessed penalties, which Tidewater paid after CBP granted mitigation and reduced the amount of each civil penalty. The amount paid in civil penalties was not material. It is possible that CBP may seek to impose further civil penalties or fines in connection with some or all of the other amended filings that could be material.

Legal Proceedings

Arbitral Award for the Taking of Tidewater’s Venezuelan Operations.

Committees formed under the rules of the World Bank’s International Centre for Settlement of Investment Disputes (“ICSID”) have awarded two subsidiaries of Tidewater compensation for the expropriation of the investments of the two subsidiaries by the Bolivarian Republic of Venezuela. The nature of the investments expropriated and the progress of the ICSID proceeding were previously reported by Tidewater in prior filings. The final aggregate award is $56.9 million as of June 30, 2018, and accrues interest at approximately $0.6 million per quarter. The committees’ decisions are not subject to any further ICSID review, appeal or other substantive proceeding or any stay of enforcement.

Tidewater is committed to taking appropriate steps to enforce and collect the award, which is enforceable in any of the 150 member states that are party to the ICSID Convention. As an initial step, Tidewater had the award recognized and entered as a judgment by the United States District Court for the Southern District of New York. A recent federal court of appeals decision resulted in that judgment being vacated for reasons related to service of process. Tidewater has initiated a separate court action in Washington, D.C. using a different service of process method and expects to be successful in having the award recognized in the Washington, D.C. court. In addition, the award has been recognized and entered in November 2016 as a final judgment of the High Court of Justice of England and Wales. Even with the likely eventual recognition of the award in the United States and the current recognition by the court in the United Kingdom, Tidewater recognizes that collection of the award presents significant practical challenges. Tidewater is accounting for this matter as a gain contingency, and will record any such gain in future periods if and when the contingency is resolved, in accordance with ASC 450 Contingencies.

Various legal proceedings and claims are outstanding which arose in the ordinary course of business. In the opinion of management, the amount of ultimate liability, if any, with respect to these actions, will not have a material adverse effect on Tidewater’s financial position, results of operations, or cash flows.

Contractual Obligations and Contingent Commitments

As a “smaller reporting company” as defined by Item 10 of Regulation S-K, Tidewater is not required to provide this information.

Off-Balance Sheet Arrangements

Sale/Leasebacks

In connection with the restructuring contemplated by the Plan, the Debtors filed a motion seeking to reject all Sale Leaseback Agreements (the rejection damage claims related thereto, the “Sale Leaseback Claims”). Pursuant to an order by the Bankruptcy Court in May 2017, the Sale Leaseback Agreements for all 16 leased vessels were rejected.

As of the Emergence Date, Tidewater and the Sale Leaseback Parties had not reached agreement with respect to the amount of the Sale Leaseback Claims, and a portion of the emergence consideration (including cash, creditor warrants and New Secured Notes, and based on up to $260.2 million of possible additional Sale Leaseback Claims) was set aside to allow for the settlement and payout of the Sale Leaseback Parties’ claims as they were settled. Tidewater successfully reached agreement with the Sale Leaseback Parties between August and November 2017. Pursuant to such settlements, approximately $233.6 million of additional Sale Leaseback Claims were allowed and emergence consideration was paid to the Sale Leaseback Parties as each claim was settled. The remaining emergence consideration withheld was distributed pro-rata to holders of allowed General Unsecured Claims, including the remaining Sale Leaseback Parties, in December 2017 and January 2018.

Included in gain on asset dispositions, net, for the period April 1, 2017 through July 31, 2017 (Predecessor), are $3 million of deferred gains from sale leaseback transactions which reflects gains recognized through the Petition Date of May 17, 2017. Unamortized deferred gains as of the Petition Date of $105.9 million were credited to reorganization items as a result of the lease rejections.

Application of Critical Accounting Policies and Estimates

The preparation of Tidewater’s consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires Tidewater to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures and disclosures of any contingent assets and liabilities at the date of the financial statements. Tidewater evaluates the reasonableness of these estimates and assumptions continually based on a combination of historical experience and other assumptions and information that comes to its attention that may vary the outlook for the future.

Estimates and assumptions about future events and their effects are subject to uncertainty, and accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as the business environment in which Tidewater operates changes. As a result, actual results may differ from estimates under different assumptions.

Tidewater suggests that “Tidewater’s Nature of Operations and Summary of Significant Accounting Policies,” as described in Note (1) of “Notes to Consolidated Financial Statements” for the fiscal year ended December 31, 2017, included in this prospectus be read in conjunction with this “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Tidewater has defined a critical accounting estimate as one that is important to the portrayal of its financial condition or results of operations and requires Tidewater to make difficult, subjective or complex judgments or estimates about matters that are uncertain. Tidewater believes the following critical accounting policies that affect its more significant judgments and estimates used in the preparation of Tidewater’s consolidated financial statements are described below. There are other items within its consolidated financial statements that require estimation and judgment, but they are not deemed critical as defined above.

Fresh-Start Accounting

Upon emergence from Chapter 11 bankruptcy, Tidewater adopted fresh-start accounting in accordance with provisions of the Financial Accounting Standards Board’s (FASB) Accounting Standards Codification (ASC) No. 852, “Reorganizations” (ASC 852), which resulted in Tidewater becoming a new entity for financial reporting purposes on July 31, 2017, the Emergence Date. Upon the adoption of fresh-start accounting, Tidewater’s assets and liabilities were recorded at their fair values as of the Emergence Date. As a result of the adoption of fresh-start accounting, Tidewater’s consolidated financial statements subsequent to the Emergence Date are not comparable to its consolidated financial statements on and prior to the Emergence Date. Refer to Note (3) of “Notes to Consolidated Financial Statements—Fresh-Start Accounting” for the fiscal year ended December 31, 2017 included in this prospectus for further details on the impact of fresh-start accounting on Tidewater’s consolidated financial statements.

Revenue Recognition

Tidewater’s primary source of revenue is derived from time charter contracts for which Tidewater provides a vessel and crew on a rate per day of service basis. Services provided under respective charter contracts represent a single performance obligation satisfied over time and are comprised of a series of time increments; therefore, vessel revenues are recognized on a daily basis throughout the contract period. These vessel time charter contracts are generally either on a “term” basis (ranging from three months to three years) or on a “spot” basis. Spot contract terms generally range from one day to three months. There are no material differences in the cost structure of Tidewater’s contracts based on whether the contracts are spot or term since the operating costs are generally the same without regard to the length of a contract. Customers are typically billed on a monthly basis for dayrate services and payment terms are generally 30 to 45 days.

Occasionally, customers pay additional lump-sum fees to Tidewater in order to either mobilize a vessel to a new location prior to the start of a charter contract or demobilize the vessel at the end of a charter contract. Mobilizations are not considered to be a separate performance obligation, thus, Tidewater has determined that mobilization fees are a component of the vessel’s charter contract. As such, Tidewater defers lump-sum mobilization fees as a liability and recognizes such fees as revenue consistent with the pattern of revenue recognition (primarily on a straight-line basis) over the term of the vessel’s respective charter. Lump-sum demobilization revenue expected to be received upon contract termination is deferred as an asset and recognized ratably as revenue but only in circumstances where the receipt of the demobilization fee at the end of the contract is estimable and there is a high degree of certainty that collection will occur. Costs associated with mobilizations and demobilizations are recognized in vessel operating expense.

Customers also occasionally reimburse Tidewater for modifications to vessels in order to meet contractual requirements. These vessel modifications are not considered to be a separate performance obligation of the vessel’s charter; thus, Tidewater records a liability for lump-sum payments made by customers for vessel modification and recognizes it as revenue consistent with the pattern of revenue recognition (primarily on a straight-line basis) over the term of the vessel’s respective charter.

Total revenue is determined for each individual contract by estimating both fixed (mobilization, demobilization and vessels modifications) and variable (dayrate services) consideration expected to be earned over the contract term. Tidewater has applied the optional exemption under the revenue standard and has not disclosed the estimated transaction price related to the variable portion of the unsatisfied performance obligation at the end of the reporting period.

Prior to the adoption of ASU 2014-09, Tidewater recognized mobilization fees as revenue in the period earned and customer reimbursed vessel modifications were not reflected in earnings.

Receivables and Allowance for Doubtful Accounts

In the normal course of business, Tidewater extends credit to its customers on a short-term basis. Its principal customers are major oil and natural gas exploration, field development and production companies. Tidewater routinely reviews and evaluates its accounts receivable balances for collectability. The determination of the collectability of amounts due from its customers requires Tidewater to use estimates and make judgments regarding future events and trends, including monitoring its customers’ payment history and current credit worthiness to determine that collectability is reasonably assured, as well as consideration of the overall business climate in which its customers operate. Provisions for doubtful accounts are recorded when it becomes evident that its customer will not make the required payments, which results in a reduction in its receivable balance. Tidewater believes that its allowance for doubtful accounts is adequate to cover potential bad debt losses under current conditions; however, uncertainties regarding changes in the financial condition of its customers, either adverse or positive, could impact the amount and timing of any additional provisions for doubtful accounts that may be required.

Impairment of Long-Lived Assets

Tidewater reviews the vessels in its active fleet for impairment whenever events occur or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. In such evaluation, the estimated future undiscounted cash flows generated by an asset group are compared with the carrying amount of the asset group to determine if a write-down may be required. With respect to vessels that are expected to remain in active service, Tidewater groups together for impairment testing purposes vessels with similar operating and marketing characteristics. Tidewater also subdivides its groupings of assets with similar operating and marketing characteristics between its older vessels and newer vessels.

Tidewater estimates cash flows based upon historical data adjusted for Tidewater’s best estimate of expected future market performance, which, in turn, is based on industry trends. If an asset group fails the undiscounted cash flow test, Tidewater estimates the fair value of each asset group and compares such estimated fair value, considered Level 3, as defined by ASC 820, Fair Value Measurements and Disclosures, to the carrying value of each asset group in order to determine if impairment exists. Management derives the fair value of the asset group by estimating the fair value for each vessel in the group, considering items such as age, vessel class supply and demand, and recent sales of similar vessels among other factors and for more significant vessel carrying values Tidewater may obtain third-party appraisals for use by management in determining a vessel’s fair value. If impairment exists, the carrying value of the asset group is reduced to its estimated fair value.

The primary estimates and assumptions used in reviewing active vessel groups for impairment and estimating undiscounted cash flows include utilization rates, average day rates and average daily operating expenses. These estimates are made based on recent actual trends in utilization, day rates and operating costs and reflect management’s best estimate of expected market conditions during the period of future cash flows. These assumptions and estimates have changed considerably as market conditions have changed, and they are reasonably likely to continue to change as market conditions change in the future. Although Tidewater believes its assumptions and estimates are reasonable, deviations from the assumptions and estimates could produce materially different results. Management estimates may vary considerably from actual outcomes due to future adverse market conditions or poor operating results that could result in the inability to recover the current carrying value of an asset group, thereby possibly requiring an impairment charge in the future. As Tidewater’s fleet continues to age, management closely monitors the estimates and assumptions used in the impairment analysis in order to properly identify evolving trends and changes in market conditions that could impact the results of the impairment evaluation.

In addition to the periodic review of its active long-lived assets for impairment when circumstances warrant, Tidewater also performs a review of its stacked vessels not expected to return to active service whenever changes in circumstances indicate that the carrying amount of a vessel may not be recoverable. Management estimates the fair value of each vessel not expected to return to active service (considered Level 3, as defined by ASC 820, Fair Value Measurements and Disclosures) by considering items such as the vessel’s age, length of time stacked, likelihood of a return to active service, actual recent sales of similar vessels, among others. For more significant vessel carrying values, Tidewater obtains an estimate of the fair value of the stacked vessel from third-party appraisers or brokers for use in its determination of fair value estimates. Tidewater records an impairment charge when the carrying value of a stacked vessel not expected to return to active service exceeds its estimated fair value. The estimates of fair value of stacked vessels are also subject to significant variability, are sensitive to changes in market conditions, and are reasonably likely to change in the future.

Due in part to the modernization of Tidewater’s fleet more vessels that are being stacked are newer vessels that are expected to return to active service. Stacked vessels expected to return to active service are generally newer vessels, have similar capabilities and likelihood of future active service as other currently operating vessels, are generally current with classification societies in regards to their regulatory certification status, and are being actively marketed. Stacked vessels expected to return to active service are evaluated for impairment as part of their assigned active asset group and not individually.

Income Taxes

The asset-liability method is used for determining Tidewater’s income tax provisions, under which current and deferred tax liabilities and assets are recorded in accordance with enacted tax laws and rates. Under this method, the amounts of deferred tax liabilities and assets at the end of each period are determined using the tax rate expected to be in effect when taxes are actually paid or recovered. In addition, Tidewater determines its effective tax rate by estimating its permanent differences resulting from differing treatment of items for tax and accounting purposes.

As a global company, Tidewater is subject to the jurisdiction of taxing authorities in the United States and by the respective tax agencies in the countries in which Tidewater operates internationally, as well as to tax agreements and treaties among these governments. Its operations in these different jurisdictions are taxed on various bases: actual income before taxes, deemed profits (which are generally determined using a percentage of revenue rather than profits) and withholding taxes based on revenue. Determination of taxable income in any tax jurisdiction requires the interpretation of the related tax laws and regulations and the use of estimates and assumptions regarding significant future events such as the amount, timing and character of deductions, permissible revenue recognition methods under the tax law and the sources and character of income and tax credits. Changes in tax laws, regulations, agreements and treaties, foreign currency exchange restrictions or its level of operations or profitability in each taxing jurisdiction could have an impact on the amount of income taxes that Tidewater provide during any given year. Tidewater is periodically audited by various taxing authorities in the United States and by the respective tax agencies in the countries in which it operates internationally. The tax audits generally include questions regarding the calculation of taxable income. Audit adjustments affecting permanent differences could have an impact on Tidewater’s effective tax rate.

The carrying value of Tidewater’s net deferred tax assets is based on Tidewater’s present belief that it will more likely than not be unable to generate sufficient future taxable income in certain tax jurisdictions to utilize such deferred tax assets, based on estimates and assumptions. If these estimates and related assumptions change in the future, Tidewater may be required to adjust valuation allowances against its deferred tax assets resulting in additional income tax expense or benefit in Tidewater’s consolidated statement of operations. Management evaluates the realizability of the deferred tax assets and assesses the need for changes to valuation allowances on a quarterly basis.

Deferred taxes are not provided on undistributed earnings of certain non-U.S. subsidiaries and business ventures because Tidewater considers those earnings to be permanently invested abroad. Given the changes associated with the Tax Cut and Jobs Act enacted on December 22, 2017, this assertion remains provisional as Tidewater continues to evaluate the overall impact of the new tax legislation.

Drydocking Costs

Concurrent with emergence from Chapter 11 bankruptcy, the Successor Company adopted a new policy for the recognition of the costs of planned major maintenance activities incurred to ensure compliance with applicable regulations and maintain certifications for vessels with classification societies. These costs include drydocking and survey costs necessary to maintain certifications and generally occur twice in every five-year period. These recertification costs are typically incurred while the vessel is in drydock and may be incurred concurrent with other vessel maintenance and improvement activities. Costs related to the recertification of vessels are deferred and amortized over 30 months on a straight-line basis. Maintenance costs incurred at the time of the recertification drydocking that are not related to the recertification of the vessel are expensed as incurred. Costs related to vessel improvements that either extend the vessel’s useful life or increase the vessel’s functionality are capitalized and depreciated. Tidewater’s previous policy (Predecessor) was to expense vessel recertification costs in the period incurred.

Accrued Property and Liability Losses

Tidewater self-insures a portion of potential hull damage and personal injury claims that may arise in the normal course of business. Tidewater is exposed to insurance risks related to Tidewater’s reinsurance contracts with various insurance entities. The reinsurance recoverable amount can vary depending on the size of a loss. The exact amount of the reinsurance recoverable is not known until losses are settled. Tidewater estimates the reinsurance recoverable amount Tidewater expects to receive and utilizes third party actuaries to estimate losses for claims that have occurred but have not been reported or not fully developed. Reinsurance recoverable balances are monitored regularly for possible reinsurance exposure and Tidewater records adequate provisions for doubtful reinsurance receivables. It is Tidewater’s opinion that its accounts and reinsurance receivables have no impairment other than that for which provisions have been made.

Pension and Other Post-Retirement Benefits

Tidewater sponsors a defined benefit pension plan and a supplemental executive retirement plan covering eligible employees of Tidewater Inc. and participating subsidiaries. The accounting for these plans is subject to guidance regarding employers’ accounting for pensions and employers’ accounting for postretirement benefits other than pensions. Net periodic pension costs and accumulated benefit obligations are determined using a number of assumptions, of which the discount rates used to measure future obligations, expenses and expected long-term return on plan assets are most critical. Less critical assumptions, such as, the rate of compensation increases, retirement ages, mortality rates, health care cost trends, and other assumptions, could also have a significant impact on the amounts reported. Tidewater’s pension costs consists of service costs, interest costs, expected returns on plan assets, amortization of prior service costs or benefits and, in part, on a market-related valuation of assets. Tidewater considers a number of factors in developing its pension assumptions, which are evaluated at least annually, including relevant discount rates, expected long-term returns on plan assets, plan asset allocations, expected changes in wages and retirement benefits, analyses of current market conditions and input from actuaries and other consultants.

Tidewater also sponsors a post retirement plan that provides limited health care and life insurance benefits to qualified retired employees. Costs of the program are based on actuarially determined amounts and are accrued over the period from the date of hire to the full eligibility date of employees who are expected to qualify for these benefits. This plan is not funded.

New Accounting Pronouncements

From time to time new accounting pronouncements are issued by the FASB that are adopted by Tidewater as of the specified effective date. Unless otherwise discussed, management believes that the impact of recently issued standards, which are not yet effective, will not have a material impact on Tidewater’s consolidated financial statements upon adoption.

In March 2017, the FASB issued ASU 2017-7, Compensation—Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Costs and Net Periodic Postretirement Benefit Costs. This new guidance amends the requirements related to the income statement presentation of the components of net periodic benefit cost for an entity’s sponsored defined benefit pension and other postretirement plans. This new guidance was effective for Tidewater in January 2018. The adoption of this guidance required a retrospective approach. Tidewater did not retrospectively adjust the financial statements, as the ASU did not have a material effect on Tidewater’s consolidated financial statements in prior periods.

In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory, which removes the prohibition in ASC 740 against the immediate recognition of the current and deferred income tax effects of intra-entity transfers of assets other than inventory. This new guidance was effective for Tidewater in January 2018. The adoption of this guidance required a modified retrospective approach and did not have a material effect on Tidewater’s consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which amends ASC 230 to add or clarify guidance on the classification of certain specific types of cash receipts in the statement of cash flows with the intent of reducing diversity in practice. This new guidance was effective for Tidewater in January 2018. The adoption of this guidance required a retrospective approach and did not impact Tidewater’s consolidated financial statements in the prior period.

In February 2016, the FASB issued ASU 2016-02, Leases, which amended guidance for lease arrangements in order to increase transparency and comparability by providing additional information to users of financial statements regarding an entity’s leasing activities. The revised guidance requires lessees to recognize lease assets and lease liabilities on the balance sheet for substantially all lease arrangements. In July 2018, the FASB finalized the targeted improvements to ASU 2016-02, which provided for an optional transition method whereby entities may prospectively adopt the ASU with cumulative catch-up upon adoption and provided lessors with a practical expedient that would allow lessors to account for the combined lease and non-lease components under ASU 2014-09 when the non-lease component is the predominant element of the combined component. The new guidance will be effective for Tidewater in January 2019. Upon adoption of the new lease accounting standard Tidewater will record right of use assets and corresponding lease liabilities that are not expected to be material to the consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. ASU 2014-09 supersedes prior revenue recognition guidance and provides a five step recognition framework that requires entities to recognize the amount of revenue to which it expects to be entitled for the transfer of goods and services. This new revenue standard was effective for Tidewater in January 2018 and was adopted using the modified retrospective approach. Tidewater adopted this standard on January 1, 2018, and did not adjust the beginning accumulated deficit. The necessary changes to Tidewater’s business processes, systems and controls to support recognition and disclosure of this ASU upon adoption on January 1, 2018, have been implemented. Prior to the adoption of this ASU, Tidewater recognized mobilization fees as revenue in the period earned. Customer reimbursed vessel modifications were not reflected in the statement of earnings.

Effects of Inflation

Day-to-day operating costs are generally affected by inflation. Because the energy services industry requires specialized goods and services, general economic inflationary trends may not affect Tidewater’s operating costs. The major impact on operating costs is the level of offshore exploration, field development and production spending by energy E&P companies. As spending increases, prices of goods and services used by the energy industry and the energy services industry will increase. Increases in vessel day rates may shield Tidewater from the inflationary effects on operating costs.

Environmental Compliance

During the ordinary course of business, Tidewater’s operations are subject to a wide variety of environmental laws and regulations that govern the discharge of oil and pollutants into navigable waters. Violations of these laws may result in civil and criminal penalties, fines, injunction and other sanctions. Compliance with the existing governmental regulations that have been enacted or adopted regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment has not had, nor is expected to have, a material effect on Tidewater. Environmental laws and regulations are subject to change however, and may impose increasingly strict requirements and, as such, Tidewater cannot estimate the ultimate cost of complying with such potential changes to environmental laws and regulations.

Tidewater is also involved in various legal proceedings that relate to asbestos and other environmental matters. The amount of ultimate liability, if any, with respect to these proceedings is not expected to have a material adverse effect on Tidewater’s financial position, results of operations, or cash flows. Tidewater is proactive in establishing policies and operating procedures for safeguarding the environment against any hazardous materials aboard its vessels and at shore-based locations. Whenever possible, hazardous materials are maintained or transferred in confined areas in an attempt to ensure containment if an accident was to occur.

In addition, Tidewater has established operating policies that are intended to increase awareness of actions that may harm the environment.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no changes in and disagreements with Tidewater’s accountants on accounting and financial disclosure.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Tidewater’s practice has been that any transaction or relationship involving a related person which would require disclosure under Item 404(a) of Regulation S-K of the rules and regulations of the SEC will be reviewed and approved, or ratified, by its audit committee.

Mr. Rigdon, a former Tidewater executive who retired from all positions with Tidewater in 2002, was appointed as an independent director on July 31, 2017, and served as interim president and chief executive officer of Tidewater between October 16, 2017 and March 5, 2018. Based on his prior service, Mr. Rigdon receives fixed retirement benefits from Tidewater (including pension plan payments, benefits under the SERP, and life insurance benefits), with a total annual value of approximately $127,670.

Mr. Tamburrino, who was appointed as a director of Tidewater immediately following the closing of the business combination, served as a restructuring consultant to Tidewater for a four-month period following the Restructuring. For these services, which concluded in November 2017, Mr. Tamburrino was paid a total of $175,800. Mr. Tamburrino provided similar consulting services to GulfMark and those services concluded prior to the closing of the business combination.

The audit committee also reviews and investigates any matters pertaining to the integrity of management and directors, including conflicts of interest, or adherence to standards of business conduct required by Tidewater’s policies.

DESCRIPTION OF TIDEWATER COMMON STOCK AND WARRANTS

The following summary of the material terms of Tidewater common stock and warrants and the material provisions of the Tidewater charter, the Tidewater bylaws, and the warrant agreements does not purport to be complete and is qualified by reference to the full text of the Tidewater charter, the Tidewater bylaws, and the applicable warrant agreements, each of which is attached as an Exhibit to, and incorporated by reference into, this registration statement.

General

The authorized capital stock of Tidewater consists of 125,000,000 shares of common stock, par value $0.001 per share, of which 27,176,907 shares were outstanding as of October 10, 2018 and 3,000,000 shares of preferred stock, no par value per share, none of which were outstanding as of October 10, 2018. As of October 10, 2018, the outstanding shares of common stock were held by 476 stockholders of record. All outstanding shares of Tidewater common stock are fully paid and nonassessable. The unissued portion of Tidewater’s authorized common stock are available for issuance as the Tidewater Board determines advisable. At the closing of the business combination on November 15, 2018, Tidewater issued an estimated additional 8,464,290 shares of common stock to former GulfMark stockholders.

Tidewater has also established long-term incentive compensation plans as incentives for certain eligible employees. Tidewater has also established the 2017 Stock Incentive Plan and, as of October 10, 2018, there were 943,783 Tidewater restricted stock units outstanding. Tidewater has reserved 1,567,532 additional shares for future awards under the 2017 Stock Incentive Plan. Tidewater currently has no stock options outstanding. In addition, as a result of the business combination, Tidewater assumed certain outstanding restricted stock units that had been originally granted by GulfMark under the GulfMark Management Incentive Plan (the “GLF MIP”), representing the right to receive an aggregate 88,479 shares of Tidewater common stock, as adjusted to reflect the exchange ratio, provided the applicable vesting requirements are met. In addition, following the closing, Tidewater adopted the GLF MIP and the shares remaining available for issuance under it, which, as adjusted to reflect the exchange ratio, represents an additional 835,872 shares of Tidewater common stock that may be issued to certain service providers to the extent permitted under NYSE listing rules.

In addition, immediately following the closing, Tidewater had five series of outstanding warrants, three series of which were issued during the Restructuring: (1) Series A warrants, (2) Series B warrants (together with the Series A warrants, the “equity warrants” or the “TDW Equity Warrants”) and (3) warrants issued to certain holders of Tidewater’s unsecured notes, certain lenders under Tidewater’s credit agreement pre-Restructuring, and the lessor parties to certain sale leaseback agreements (the “creditor warrants” or the “TDW Jones Act Warrants”) who did not establish their status as U.S. Citizens during the Restructuring. Two series of warrants were assumed as a result of the business combination: (1) GLF Equity Warrants and (2) GLF Jones Act Warrants.

The equity warrants have six-year terms and are exercisable through July 31, 2023. Each equity warrant represents the right to purchase one share of Tidewater common stock, par value $0.001 per share, at the applicable exercise price, subject to certain adjustments as provided in the equity warrant agreement pursuant to which the equity warrants were issued. All unexercised equity warrants will expire, and the rights of the holders of Tidewater equity warrants to purchase shares of Tidewater common stock will terminate on the first to occur of (i) the close of business on July 31, 2023, or (ii) upon their earlier exercise or settlement in accordance with the terms of the equity warrant agreement.

The creditor warrants have 25-year terms and are exercisable through July 31, 2042. Each creditor warrant represents the right to purchase one share of Tidewater common stock, par value $0.001, upon payment of an exercise price equal to the par value of Tidewater common stock. All unexercised creditor warrants will expire, and the rights of the holders of Tidewater creditor warrants to purchase shares of Tidewater common stock will terminate on the first to occur of (i) the close of business on July 31, 2042 or (ii) upon settlement of all Tidewater creditor warrants validly exercised or converted prior to July 31, 2042 and, if exercised or converted under the terms of the creditor warrants agreement pursuant to which the Tidewater creditor warrants were issued, by purchasing one share of Tidewater common stock at the exercise price, for which the exercise price was timely paid.

As of October 10, 2018, there were outstanding Series A warrants to purchase 2,432,432 shares of Tidewater common stock, with an exercise price of $57.06 per share, outstanding Series B warrants to purchase 2,629,657 shares of Tidewater common stock, with an exercise price of $62.08 per share, and 3,151,494 outstanding creditor warrants to purchase 3,151,494 shares of Tidewater common stock, with an exercise price of $0.001 per share.

The GLF Equity Warrants have seven-year terms and are exercisable through November 14, 2024. Each GLF Equity Warrant represents the right to purchase 1.100 shares of Tidewater common stock, par value $0.001 per share, for an exercise price of $100.00 per share, subject to certain adjustments as provided in, and all other terms and conditions of, the GLF Equity Warrant Agreement under which such warrants were issued (as assumed and amended by Tidewater), including the limitations on foreign ownership as set forth in the Tidewater charter that are intended to comply with the Jones Act. All unexercised GLF Equity Warrants will expire, and the rights of the holders of GLF Equity Warrants to purchase shares of Tidewater common stock will terminate on the first to occur of (i) the close of business on November 14, 2024, or (ii) upon their earlier exercise or settlement in accordance with the terms of the GLF Equity Warrant Agreement.

The GLF Jones Act Warrants have 25-year terms and are exercisable through November 14, 2042. Each GLF Jones Act Warrant represents the right to purchase 1.100 shares of Tidewater common stock, par value $0.001 per share, for an exercise price of $0.01 per share, subject to certain adjustments as provided in, and all other terms and conditions of, the GLF Jones Act Warrant Agreement under which such warrants were issued (as assumed and amended by Tidewater), including the limitations on foreign ownership as set forth in the Tidewater charter that are intended to comply with the Jones Act. All unexercised GLF Jones Act Warrants will expire, and the rights of the holders of GLF Jones Act Warrants to purchase shares of Tidewater common stock will terminate on the first to occur of (i) the close of business on November 14, 2042 or (ii) upon their earlier exercise or conversion in accordance with the terms of the GLF Jones Act Warrant Agreement.

Immediately following the closing, there were 783,009 outstanding GLF Equity Warrants to purchase 861,310 shares of Tidewater common stock, with an exercise price of $100.00 per share, and 2,339,658 outstanding GLF Jones Act Warrants to purchase 2,573,624 shares of Tidewater common stock, with an exercise price of $0.01 per share.

Common Stock

Voting Rights. Tidewater has only one outstanding class of stock and all voting rights are vested in the holders of Tidewater common stock. On all matters subject to a vote of stockholders, including the election of directors, the stockholders of Tidewater will be entitled to one vote for each share of common stock owned. Stockholders of Tidewater do not have cumulative voting rights with respect to the election of directors.

Dividend Rights. Subject to the rights granted to any holders of Tidewater preferred stock, holders of Tidewater common stock are entitled to receive dividends, if any, in the amounts and at the times declared by the Tidewater Board in its discretion out of any assets or funds of Tidewater legally available for the payment of dividends.

Liquidation Rights. Upon the dissolution, liquidation or winding up of Tidewater’s business, subject to the rights, if any, of the holders of any outstanding series of preferred stock, holders of Tidewater common stock are entitled to receive the assets of Tidewater available for distribution to its stockholders ratably in proportion to the number of shares of common stock held by them.

Assessment and Redemption. Shares of Tidewater common stock presently outstanding are validly issued, fully paid and nonassessable. There is no provision for any voluntary redemption of Tidewater common stock.

Preemptive Rights. Holders of Tidewater common stock do not have any preemptive right to subscribe to an additional issue of its common stock or to any security convertible into such stock.

Limitations on Ownership by Non-U.S. Citizens. Tidewater owns and operates U.S.-flag vessels in U.S. coastwise trade; accordingly, it is subject to the Jones Act, which, subject to limited exceptions, restricts maritime transportation between points in the United States (known as marine cabotage services or coastwise trade) to vessels built in the United States, registered under the U.S. flag, manned by predominantly U.S. crews, and owned and operated by U.S. citizens within the meaning of the Jones Act. Under the Jones Act, at least 75% of the outstanding shares of each class or series of the capital stock of Tidewater must be owned and controlled by U.S. citizens. In order to ensure compliance with the Jones Act coastwise citizenship requirement that at least 75% of Tidewater’s outstanding common stock is owned by U.S. citizens, the Tidewater certificate of incorporation restricts ownership of the shares of its outstanding common stock by non-U.S. citizens in the aggregate to not more than 24%. The Tidewater certificate of incorporation further prohibits the acquisition of shares by a non-U.S. citizen where (i) such acquisition would cause the aggregate number of shares held by all non-U.S. citizens to exceed 24% of Tidewater’s issued and outstanding common stock and (ii) such acquisition would cause the aggregate number of shares held by any individual non-U.S. citizen to exceed 4.9% of Tidewater’s issued and outstanding common stock. The Tidewater certificate of incorporation further provides the Tidewater Board with authority to redeem any share of common stock that is owned by non-U.S. citizens that would result in ownership by non-U.S. citizens in the aggregate in excess of 24% of Tidewater’s issued and outstanding common stock. The Tidewater certificate of incorporation further provides that Tidewater may require beneficial owners of its common stock to confirm their citizenship from time to time through written statement or affidavit and could, in the discretion of the Tidewater Board, suspend the voting rights of such beneficial owner, pay into an escrow account dividends or other distributions (upon liquidation or otherwise) with respect to such shares held by such beneficial owner and restrict, prohibit or void the transfer of such shares and refuse to register such shares of Tidewater common stock held by such beneficial owner until confirmation of its citizenship status is received.

Transfer Agent. The transfer agent for Tidewater common stock is Computershare.

Certain Provisions of the Tidewater Certificate of Incorporation and Bylaws

Indemnification and Limitations on Liability of Directors and Officers

As permitted by the DGCL, the Tidewater certificate of incorporation contains provisions that eliminate the personal liability of Tidewater’s directors and officers to Tidewater and Tidewater’s stockholders to the fullest extent permitted by the DGCL. However, these provisions do not limit or eliminate the rights of Tidewater or any stockholder to seek an injunction or any other non-monetary relief in the event of a breach of a director or officer’s fiduciary duty and do not limit or eliminate the liability of directors under the federal securities laws.

In addition, the Tidewater certificate of incorporation provides that Tidewater will indemnify and advance expenses to, and hold harmless, each of Tidewater’s directors and officers, to the fullest extent permitted by applicable law, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of Tidewater or, while holding such office or serving in such position, is or was serving at the request of Tidewater as a director, officer or agent of another entity or enterprise, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorney’s fees), judgments, fines and amounts paid in settlement (except for judgments, fines and amounts paid in settlement in any action or suit by or in the right of Tidewater to procure a judgment in its favor) actually and reasonably incurred by such person. The Tidewater certificate of incorporation further provides that it shall only be required to indemnify a person potentially eligible for indemnification (as specified above) in connection with a proceeding commenced by such person only if the commencement of such proceeding (or part thereof) by the person was authorized by the Tidewater Board.

The DGCL permits Tidewater to purchase and maintain insurance on behalf of any person who is a director or officer or acts committed in their capacities as such directors or officers. Tidewater currently maintains such liability insurance.

Anti-Takeover Provisions

Certain provisions of the DGCL, and the Tidewater certificate of incorporation and bylaws may have an anti-takeover effect and may delay, defer or prevent a merger, acquisition, tender offer, takeover attempt or other change of control transaction or other attempts to influence or replace Tidewater’s incumbent directors and officers. These provisions are summarized below.

Section 203 of the DGCL. Section 203 of the DGCL generally prohibits any “business combination,” including mergers, sales and leases of assets, issuances of securities and similar transactions, by a corporation or a subsidiary with an “interested stockholder” who beneficially owns 15% or more of a corporation’s voting stock, within three years after the person or entity becomes an interested stockholder, unless: (i) the transaction that will cause the person or entity to become an interested stockholder is approved by the board of directors of the corporation prior to the transaction; (ii) after the completion of the transaction in which the person or entity becomes an interested stockholder, the interested stockholder holds at least 85% of the voting stock of the corporation not including shares held by officers and directors of interested stockholders or shares held by specified employee benefit plans; or (iii) after the person or entity becomes an interested stockholder, the business combination is approved by the corporation’s board of directors and holders of at least two-thirds of the corporation’s outstanding voting stock, excluding shares held by the interested stockholder. The Tidewater certificate of incorporation incorporates Section 203 (except for Section 203(b)(4)) and provides that such provisions will govern even if Tidewater does not have a class of voting stock that is (i) listed on a National Securities Exchange, (ii) authorized for quotation on an interdealer quotation system of a registered national securities association or (iii) held of record by more than 2,000 stockholders.

Authorized but Unissued Shares of Common Stock. The Tidewater certificate of incorporation authorizes the Tidewater Board to issue authorized but unissued shares of common stock.

Undesignated Preferred Stock. The Tidewater certificate of incorporation provides the Tidewater Board with the authority to determine and fix the powers, preferences, rights, qualifications, limitations and restrictions of shares of preferred stock issued by the Tidewater Board.

No Cumulative Voting. Holders of Tidewater common stock do not have cumulative voting rights in the election of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals. The Tidewater bylaws provide advance notice procedures for stockholders to nominate candidates for election as directors at Tidewater’s annual and special meetings of stockholders and for stockholders seeking to bring business before its annual meeting of stockholders. The Tidewater bylaws also specify certain requirements regarding the form and content of a stockholder’s notice.

Special Meetings of Stockholders. The Tidewater bylaws allow only the Tidewater Board to call special meetings of stockholders. Tidewater stockholders are not able to call special meetings of stockholders.

Stockholder Action by Written Consent. The Tidewater certificate of incorporation provides that any action required or permitted to be a taken at a stockholders’ meeting may be taken only upon the vote of the stockholders at such meeting, and may not be taken by written consent of the stockholders.

Amendments of Certain Provisions of the Tidewater Certificate of Incorporation. The Tidewater certificate of incorporation requires the affirmative vote of at least 80% of the voting power of the outstanding shares of Tidewater’s capital stock, voting together as a single class, to amend, repeal or adopt any provision inconsistent with the provision of its charter prohibiting stockholders acting by written consent.

Size of Tidewater Board and Vacancies. Subject to the Specified Period Governance Provisions, the Tidewater bylaws provide that the Tidewater Board shall consist of five or more members, the exact number to be fixed by the Tidewater Board from time to time. The Tidewater bylaws further provide that, subject to the rights of holders of any series of preferred stock to elect directors under specific circumstances, any newly created directorships resulting from an increase in the authorized number of directors and any vacancies occurring in the Tidewater Board, may be filled by the affirmative vote of a majority of the remaining members of the board, although less than a quorum, or a sole remaining director. The Tidewater bylaws require that immediately following the closing, the Tidewater Board consist of ten members, three of which will be GulfMark designated directors. In addition, the Tidewater bylaws require that, subject to applicable law and the directors’ fiduciary duties, each of the three GulfMark designated directors (or a replacement candidate as provided in the bylaws) will be included in the slate of nominees recommended by the Tidewater Board to the Tidewater stockholders for election at the 2019 annual meeting of stockholders (together with other bylaw provisions specifically adopted to enforce these commitments, the “Specified Period Governance Provisions”).

Amendments of the Tidewater Bylaws. The Tidewater bylaws may only be adopted, amended, or repealed by either a majority of Tidewater’s directors and a majority of Tidewater’s continuing directors, voting as a separate group (except that in order to amend, modify or repeal the Specified Governance Provisions, a vote of at least 85% of the Tidewater Board at the time of such amendment, repeal or modification is required), or the holders of at least 80% of the total voting power of all stockholders and two-thirds of the total voting power of stockholders, other than any related person, present or duly represented at a stockholders’ meeting voting as a separate group.

Limitations on Ownership by Non-U.S. Citizens. Because Tidewater owns and operates U.S.-flag vessels in U.S. coastwise trade, it is subject to the Jones Act, which, subject to limited exceptions, restricts maritime transportation between points in the United States (known as marine cabotage services or coastwise trade) to vessels built in the United States, registered under the U.S. flag, manned by predominantly U.S. crews, and owned and operated by U.S. citizens within the meaning of the Jones Act. Under the Jones Act, at least 75% of the outstanding shares of each class or series of the capital stock of Tidewater must be owned and controlled by U.S. citizens. In order to ensure compliance with the Jones Act coastwise citizenship requirement that at least 75% of Tidewater’s outstanding common stock is owned by U.S. citizens, the Tidewater certificate of incorporation restricts ownership of the shares of its outstanding common stock by non-U.S. citizens in the aggregate to not more than 24%. The Tidewater certificate of incorporation further prohibits the acquisition of shares by a non-U.S. citizen where (i) such acquisition would cause the aggregate number of shares held by all non-U.S. citizens to exceed 24% of Tidewater’s issued and outstanding common stock and (ii) such acquisition would cause the aggregate number of shares held by any individual non-U.S. citizen to exceed 4.9% of Tidewater’s issued and outstanding common stock. The Tidewater certificate of incorporation further provides the Tidewater Board with authority to redeem any share of common stock that is owned by non-U.S. citizens that would result in ownership by non-U.S. citizens in the aggregate in excess of 24% of Tidewater’s issued and outstanding common stock. The Tidewater certificate of incorporation also provides that Tidewater may require beneficial owners of its common stock to confirm their citizenship from time to time through written statement or affidavit and could, in the discretion of the Tidewater Board, suspend the voting rights of such beneficial owner, pay into an escrow account dividends or other distributions (upon liquidation or otherwise) with respect to such shares held by such beneficial owner and restrict, prohibit or void the transfer of such shares and refuse to register such shares of Tidewater common stock held by such beneficial owner until confirmation of its citizenship status is received.

Shares Eligible for Future Sale

All of the shares of GulfMark that were exchanged for shares of Tidewater common stock upon completion of the business combination are freely tradable without restriction or registration under the Securities Act.

Tidewater cannot predict the effect, if any, that future sales of shares of its common stock, or the availability of shares for future sales, will have on the market price prevailing from time to time. Sale of substantial amounts of shares of Tidewater common stock, or the perception that such sales could occur, could adversely affect the prevailing market price of the shares.

SHARE OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT/DIRECTORS OF TIDEWATER

The table below shows the name, address and stock ownership of each person known by Tidewater to beneficially own more than 5% of Tidewater common stock as of November 9, 2018.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class[1]
Prudential Financial, Inc.	1,600,833	[2]	5.7%
751 Broad Street
Newark, New Jersey 07102

American International Group, Inc.	2,347,723	[3]	8.4%
175 Water Street
New York, New York 10038

Third Avenue Management LLC	1,675,730	[4]	6.0%
622 Third Avenue, 32nd Floor,
New York, New York 10017

Wells Fargo & Company	1,558,299	[5]	5.6%
420 Montgomery Street
San Francisco, California 94163

T. Rowe Price Associates	1,410,520	[6]	5.1%
100 E. Pratt Street
Baltimore, Maryland 21202

[1]	Based on 27,844,453 shares of common stock outstanding on November 9, 2018.
[2]

Based on a Schedule 13G filed with the SEC on August 10, 2018 by Prudential Financial, Inc., which has sole voting power and dispositive power over 1,264,585 shares, and shared dispositive power over 336,248 shares. Included in the total number of shares shown as beneficially owned are 694,062 shares acquirable within 60 days upon the exercise of warrants held by the beneficial owner.

[3]

Based on a Schedule 13G filed with the SEC on February 9, 2018 by American International Group, Inc., which reports sole voting and investment power over 2,341,223 shares (88,175 of which represent shares acquirable within 60 days upon the exercise of warrants) and shared voting and investment power over 6,500 shares.

[4]

Based on a Schedule 13G filed with the SEC on February 14, 2018 by Third Avenue Management LLC, as investment adviser to several investment companies, reports sole voting and dispositive power over all reported shares.

[5]

Based on a Schedule 13G filed with the SEC on January 30, 2018 by Wells Fargo & Company (reporting ownership on a consolidated basis), which has sole voting and dispositive power over 1,558,070 shares and shared voting and dispositive power over the remaining 229 shares.

[6]

Based on a Schedule 13G filed with the SEC on February 14, 2018 by T. Rowe Price Associates, a registered investment advisor, which has sole voting power over 336,000 shares and sole dispositive power over all reported shares.

SECURITY OWNERSHIP OF MANAGEMENT

The following table sets forth the beneficial ownership of Tidewater common stock as of November 9, 2018 by each of its directors, by each executive officer named in the 2017 Transition Period Summary Compensation Table who continues to serve as a director or executive officer of Tidewater, and by all Tidewater directors and executive officers as a group. Unless otherwise indicated, each person has sole voting and investment power with respect to all shares of Tidewater common stock beneficially owned by him or her.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class of Common Stock[1]	Restricted Stock Units[2]
Directors
Thomas R. Bates, Jr.	5,870		*	3,771
Alan J. Carr	5,870		*	3,771
Randee E. Day	5,870		*	3,771
Dick Fagerstal	5,870		*	3,771
Steven L. Newman	5,870		*	3,771
Larry T. Rigdon[3]	15,745		*	3,771
John T. Rynd[4]	0		*	43,376
Named Executives[5]
Quinn P. Fanning	27,764	[6]	*	129,577
Jeffrey A. Gorski	45,135	[7]	*	129,577
All directors and executive officers as a group (10 persons)	163,821	[8]	*	450,962

*	Less than 1.0%
[1]

Based on 27,844,453 shares of common stock outstanding on November 9, 2018, and includes for each person and group the number of shares that person or group has the right to acquire within 60 days of such date.

[2]

Reflects the number of restricted stock units held by each director or executive officer that will not vest within 60 days of November 9, 2018 and thus are not included in his or her beneficial ownership calculation.

[3]

Mr. Rynd was appointed as president, chief executive officer, and a director of Tidewater effective March 5, 2018. Mr. Rigdon, a sitting director, served as Tidewater’s president and chief executive officer on an interim basis for a five-month period from October 15, 2017 until Mr. Rynd’s appointment.

[4]

Mr. Rynd was appointed as president, chief executive officer, and a director of Tidewater effective March 5, 2018. Mr. Rigdon, a sitting director, served as Tidewater’s president and chief executive officer on an interim basis for a five-month period from October 15, 2017 until Mr. Rynd’s appointment.

[5]	Information regarding shares beneficially owned by Mr. Rynd, Tidewater’s current president and chief executive officer, appears immediately above under the caption “Directors.”
[6]	The total number of shares shown as beneficially owned by each of these named executives includes the following:

Named Executive	Shares Held in 401(k) Account	Shares Acquirable within 60 days upon Exercise of Series A Warrants	Shares Acquirable within 60 days upon Exercise of Series B Warrants
Mr. Fanning	52	1,868	2,019
Mr. Gorski	19	2,158	2,333

[7]	See table above.
[8]

Includes (a) 13,376 shares of Tidewater common stock that the current executive officers have the right to acquire within 60 days through the exercise of directly-held Series A or Series B warrants and (b) 128 shares attributable to such persons’ accounts in Tidewater’s 401(k) Savings Plan.

OVERVIEW OF TIDEWATER EXECUTIVE COMPENSATION

This section describes Tidewater’s executive compensation program, focusing on the compensation paid during the 2017 transition period (April 1—December 31, 2017) to the two individuals who served as Tidewater’s chief executive officer during that period and the next two most highly-compensated executive officers of Tidewater. These executives are “named executives” or “NEOs.” For the 2017 transition period, Tidewater’s named executives were:

NEO	Title
Larry T. Rigdon	Former Interim President and Chief Executive Officer
Jeffrey M. Platt	Former President and Chief Executive Officer
Quinn P. Fanning	Executive Vice President and Chief Financial Officer
Jeffrey A. Gorski	Executive Vice President and Chief Operating Officer

Tidewater’s current president and chief executive officer, John T. Rynd, was appointed to those positions effective March 5, 2018. For information regarding Tidewater’s compensation arrangements with Mr. Rynd, please see the section entitled “Appointment of New President and CEO in Fiscal 2018.”

For the 2017 transition period, Tidewater was a smaller reporting company and thus was not required to provide a full Compensation Discussion and Analysis. However, in its 2018 proxy statement, Tidewater provided its stockholders with the following overview of its executive compensation program in order to aid its understanding of how Tidewater’s business and performance affected executive compensation decisions and payouts during the 2017 transition period.

Executive Summary

Tidewater’s Business. Tidewater operates a diversified fleet of marine service vessels and provides other marine support services to the global offshore energy industry. With operations in most of the world’s significant offshore crude oil and natural gas exploration and production regions, Tidewater has one of the broadest global operating footprints in the offshore energy industry. Tidewater provides services in support of all phases of offshore exploration, field development, and production, including towing of, and anchor handling for, mobile offshore drilling units; transporting supplies and personnel necessary to sustain drilling, workover, and production activities; offshore construction and seismic support; and a variety of specialized services such as pipe and cable laying. Tidewater’s international operations are the primary driver of its revenue and earnings, as a substantial portion of its revenues come from operations outside of the United States territorial waters. For more information about Tidewater’s business, please see “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

As noted previously, the 2017 transition period was a transformative one in Tidewater’s history. During this period, Tidewater continued to face a very challenging business environment given the overcapacity in the worldwide offshore support vessel fleet as the downturn in the global offshore energy industry stretched into its fourth year. However, Tidewater both entered and emerged from bankruptcy during the 2017 transition period, successfully completing the Restructuring in accordance with the terms of the Restructuring Plan. Among other things, the Restructuring had a significant impact on Tidewater’s executive compensation arrangements.

In a typical year, the three core components of Tidewater’s executive compensation program are a base salary, short-term cash incentive award, and long-term incentive awards. Of course, the 2017 transition period was neither typical (given the Restructuring) nor a full year (given Tidewater’s decision to change its fiscal year end from March 31 to December 31). In addition, due to the Restructuring, Tidewater had two distinct boards of directors during the 2017 transition period – the predecessor board, whose independent members served until the Emergence Date, and the current board, whose independent members were appointed on the Emergence Date in connection with the Restructuring. As a result, two distinct compensation committees (the “predecessor committee” and the “current committee”) were involved in making executive compensation decisions during this period.

Further, following the Restructuring, Mr. Platt, who had served as president, chief executive officer and a director of Tidewater, retired from all positions with Tidewater effective October 15, 2017. The current board appointed Mr. Rigdon, a former executive of Tidewater who had joined the Tidewater Board as an independent director in connection with the Restructuring, to serve as president and chief executive officer on an interim basis while the board conducted a search for a longer term successor in that role. At the time of his retirement, Tidewater entered into a separation agreement with Mr. Platt as well as an employment agreement with Mr. Rigdon, each of which is described below. Subsequent to the 2017 transition period, Tidewater appointed John T. Rynd as its president, chief executive officer, and a director effective March 5, 2018. Although Mr. Rynd was not an executive officer during the 2017 transition period, this section includes a summary of his compensatory arrangements as well.

The following chart summarizes the significant executive compensation actions taken (1) by the predecessor committee both before and during the 2017 transition period and (2) by the current committee both from the Emergence Date through the end of the 2017 transition period and going forward into fiscal 2018. Additional information regarding each of these decisions is available below under “Compensation Program and Payments During the 2017 Transition Period.”

Deciding Entity and Time Period	Predecessor Committee		Current Committee
	prior to 4/1/2017	during 2017 TP (before 7/31/2017)	during 2017 TP (from 7/31/2017)	going forward (from 1/1/2018)
Base Salary	implemented salary freeze (salary levels unchanged since April 2014)	no change	no change	reduced base salaries by 15%

Short-Term Incentive (“STI”) Plan	reduced fiscal 2017 target opportunities by 20% over prior year target opportunities	deferred action to new board	approved a program limited to one of the four metrics used in prior years (safety), with target bonus equal to 25% of previously-reduced target bonus from prior year, prorated for nine-month period[1]	approved payouts for 2017 TP program fiscal 2018 plan design currently under consideration

Deciding Entity and Time Period	Predecessor Committee		Current Committee
	prior to 4/1/2017	during 2017 TP (before 7/31/2017)	during 2017 TP (from 7/31/2017)	going forward (from 1/1/2018)

Long-Term Incentive (“LTI”) Program	no equity grants made in fiscal 2017; deferred consideration to RSA negotiation process	emergence RSU grants were negotiated as part of RSA, with certain change of control waivers (described below) conditioned upon such grants being made following emergence (including Messrs. Fanning and Gorski)[2]

formally approved emergence RSU grants, including those to Messrs. Fanning and Gorski, in order to effectuate change in control waivers[3]

Mr. Rigdon initially received a grant of time-based RSUs for service as a director and, following his appointment as interim President and CEO, received a second grant of time-based RSUs as provided in his employment agreement[4]

fiscal 2018 program currently under consideration

Change in Control Protections	gave notice in June of 2017 of non-renewal of legacy change in control agreements with stated goals of harmonizing agreements and eliminating legacy tax gross-up provisions	officers executed conditional change of control waiver letters to waive the Restructuring as a “change in control” event under certain compensation arrangements, including these legacy agreements[5] deferred action on any new change in control agreements to new board (given the timing of the notice of non-renewal, existing agreements expire 12/31/2017)	entered into new agreements with certain officers effective 1/1/2018 with terms and conditions more in line with current market practice, including the elimination of all tax gross-up provisions[6]	new agreements in effect on 1/1/2018[7]

Deciding Entity and Time Period	Predecessor Committee		Current Committee
	prior to 4/1/2017	during 2017 TP (before 7/31/2017)	during 2017 TP (from 7/31/2017)	going forward (from 1/1/2018)

Other Programs	adopted retention bonus program to incentivize management through the Restructuring	final payments made under retention program on Effective Date (7/31/2017), subject to clawback provisions in the event of certain terminations prior to 12/15/2017		suspended the Supplemental Executive Retirement Plan (“SERP”) effective 1/1/2018 (no further accruals) suspended matching contributions to the 401(k) savings and supplemental savings plans

[1]

Mr. Rigdon, a sitting director who served as president and chief executive officer on an interim basis for a five-month period beginning October 16, 2017, participated in the full plan with all three components at the target level set by his employment agreement, pro-rated for 2-1/2 months of service. See the section entitled “Short-term Incentive Compensation” for more information.

[2]

As discussed under “Change in Control Agreements,” Mr. Platt elected not to receive an emergence grant but his change in control waiver was conditioned upon, among other things, the emergence grants being made as scheduled to other Tidewater officers

[3]

As discussed under “Change in Control Agreements,” Mr. Platt elected not to receive an emergence grant but his change in control waiver was conditioned upon, among other things, the emergence grants being made as scheduled to other Tidewater officers.

[4]

Upon Tidewater’s appointment of Mr. Rynd as president and chief executive officer effective March 5, 2018, vesting of the remaining outstanding and unvested RSUs granted to Mr. Rigdon under his employment agreement was accelerated. However, his director RSU grant (5,870 RSUs) remains outstanding subject to the same terms and conditions as the grants to other non-employee directors (vesting on July 31, 2018).

[5]

As discussed under “Change in Control Agreements,” Mr. Platt elected not to receive an emergence grant but his change in control waiver was conditioned upon, among other things, the emergence grants being made as scheduled to other Tidewater officers.

[6]

Given his status as interim president and chief executive officer, Mr. Rigdon did not enter into a change in control agreement with Tidewater. Following Mr. Rynd’s appointment as president and chief executive officer, Tidewater entered into its new form of change of control agreement with Mr. Rynd.

[7]

Given his status as interim president and chief executive officer, Mr. Rigdon did not enter into a change in control agreement with Tidewater. Following Mr. Rynd’s appointment as president and chief executive officer, Tidewater entered into its new form of change of control agreement with Mr. Rynd.

Compensation Philosophy and Practice

Tidewater’s Compensation Philosophy. As a company with a global reach in an operationally-demanding, highly cyclical, and capital-intensive business, the main objectives of Tidewater’s executive compensation program are:

•	to attract, motivate, and retain the executive talent that it requires to compete and manage its business effectively,

•	to promote a performance- and results-oriented environment, and

•	to align the interests of Tidewater executives with those of its stockholders through the use of equity and performance-based incentives.

Role of the Compensation Committee. The Tidewater Board has delegated to its compensation committee the primary responsibility for overseeing its executive compensation program. The committee annually reviews and sets the compensation for Tidewater executive officers, reporting to the full board on all compensation matters regarding the executives and other key management employees.

Role of Compensation Consultant. The committee has sole authority over the selection, use, and retention of any compensation consultant engaged to assist the committee in discharging its responsibilities. Meridian served as the committee’s compensation consultant both before and after the Restructuring. The committee’s consultant also surveys director compensation upon the request of the nominating and corporate governance committee, which is responsible for reviewing director compensation. Meridian provides no other services to, nor has any other relationship with, Tidewater. In accordance with SEC rules, the committee has assessed Meridian’s independence and concluded that Meridian’s work has not raised any conflicts of interest.

Compensation Best Practices. The committee strives to align executive compensation with stockholder interests and incorporate strong governance standards into Tidewater’s compensation program, including through the following:

•

Emphasis on Performance-Based and At-Risk Compensation. By design, a meaningful portion of named executives’ pay is delivered in the form of performance-driven and at-risk incentive compensation, which closely aligns a significant portion of executive pay with successful attainment of Tidewater’s business objectives and, ultimately, stockholder returns.

•

Legacy Change in Control Agreements (and All Remaining Rights to Excise Tax Gross-Ups) Expired on December 31, 2017. As previously disclosed, all of Tidewater’s legacy executive change of control agreements, some of which contained excise tax gross-up provisions, expired on December 31, 2017.

•

New Agreements, effective January 1, 2018, Align with Current Market Practice. As described in greater detail under “Change of Control Agreements,” Tidewater’s new executive change of control agreements are in better alignment with current market practice (including reduced severance multiples, caps on certain benefits, and a “best-net” provision in the event the total payments to the executive trigger an excise tax).

•

Limited Executive Perquisites. Tidewater offers its executives very few perquisites that are not generally available to all employees – reimbursement of certain club memberships, tax and financial planning costs, an annual executive physical and, until his retirement in October 2017, the cost of maintaining a corporate apartment for Mr. Platt in Houston, given that Tidewater required him to divide his time between its Houston and New Orleans offices.

•	No Income Tax Gross-Ups. Tidewater does not pay tax gross-ups on any perquisites.

•

No Changes to Retirement Program or Benefits During the 2017 Transition Period. In 2010, Tidewater froze additional benefit accruals under the qualified defined benefit pension plan (the Pension Plan), and closed the SERP to new participants. All named executives now receive retirement benefits under the defined contribution retirement plan (the 401(k) Savings Plan), which has been in place since the Pension Plan was closed to new participants. There were no changes to any of Tidewater’s retirement programs or benefits during the 2017 transition period.

•

SERP Suspended Effective January 1, 2018. In support of Tidewater’s cost-containment efforts, the current board approved suspending any additional accruals under the SERP, which has been closed to new participants since 2010.

•

Company Matching Contributions Suspended Effective January 1, 2018. In addition to suspending the SERP, the current board approved suspending any matching contributions to the 401(k) Savings Plan and the Supplemental Savings Plan.

•

Robust Stock Ownership Guidelines Applicable to Directors and Officers. Directors and officers are required to acquire and hold significant positions in company stock within five years of appointment or election – five times annual retainer or base salary for directors and the chief executive officer and three times base salary for Tidewater’s other named executives. As a result of the recapitalization (including a cancellation of certain unvested equity and equity-based awards) that occurred by virtue of the Restructuring, the “clock” has reset for the executives, who, like members of the current board, have a period of five years from the Emergence Date to come into compliance with these guidelines.

•

Clawback Policy. Given that a substantial portion of each named executive’s compensation is incentive-based, the compensation committee has adopted a compensation recovery, or “clawback,” policy applicable to cash and equity incentive compensation, which permits Tidewater to recoup such payments in certain situations if the financial statements covering the reporting period to which such compensation relates must be restated.

Compensation Program and Payments During the 2017 Transition Period

As noted previously, the three core components of Tidewater’s executive compensation program are base salary, a short-term cash incentive, and long-term incentive awards. In addition to these components, the predecessor committee adopted a special retention bonus program in December 2016 in order to motivate and retain key personnel as Tidewater worked towards an agreement with its lenders, noteholders, and sale leaseback parties on the terms of the restructuring. Given the changes in executive leadership in October 2017, the current committee made certain compensation decisions that were memorialized in a separation agreement with Tidewater’s outgoing chief executive officer, Mr. Platt, as well as in an employment agreement with its interim president and chief executive officer, Mr. Rigdon. This section discusses each of these compensation elements and arrangements as well as the change of control protections, retirement benefits, and limited perquisites provided to Tidewater’s named executives during the 2017 transition period.

Base Salary. In prior years, the committee’s practice has been to review and determine salary levels for named executives prior to the beginning of each fiscal year. These annual base salary determinations are based on a variety of factors, including individual performance, market salary levels, Tidewater’s overall financial condition, and industry conditions.

At the beginning of the 2017 transition period, executive salaries were unchanged from April 2014 levels, consistent with a general company-wide salary freeze. The named executives who were serving as Tidewater executives at that time earned the following annual base salaries: Mr. Platt, $650,000; Mr. Fanning, $395,000; and Mr. Gorski, $380,500.

Neither the predecessor committee nor the current committee approved any changes in base salaries for Tidewater’s named executives during the 2017 transition period. In connection with his appointment as interim president and chief executive officer, the current committee approved an employment agreement between Tidewater and Mr. Rigdon (described in greater detail below under “Employment Agreement with Mr. Rigdon”). Under the agreement, in order to better align his interests with the longer-term interests of Tidewater, Mr. Rigdon’s base compensation of $600,000 was structured as an annual base salary of $240,000 plus time-based RSUs with a grant date value of $360,000.

•

Fiscal 2018 Action – Minimum 15% Reduction in Executive Base Salaries. In support of Tidewater’s overall cost-cutting efforts, the current committee has approved a decrease in base salary, effective January 1, 2018, for Tidewater executive officers, including each of the current named executives. Specifically, the committee approved a 15% decrease in the annual base salary of each of Messrs. Fanning and Gorski, resulting in a new annual base salary of $335,750 for Mr. Fanning and $323,425 for Mr. Gorski. In addition, Mr. Rigdon and the committee agreed to amend his employment agreement in order to decrease his base salary from $240,000 to $150,000, which represented a 15% decrease in his overall base compensation (base salary plus grant date value of time-based RSUs).

Short-term Incentive Compensation. The committee’s typical practice is to pay short-term cash incentives to the named executives for the purpose of rewarding both company and individual performance during a given year. In recent years, Tidewater’s STI program for executive officers has consisted of four equally-weighted performance metrics (each represents 25% of the overall target award):

•	cash flow from operations (“CFFO”), defined as net cash provided by operating activities as reported in Tidewater’s consolidated statements of cash flows;

•

vessel operating margin percentage (“VOMP”), which is equal to the difference between vessel revenue and vessel operating expenses, divided by vessel revenue, as reported in Tidewater’s consolidated statements of earnings;

•

safety performance component, which depends upon Tidewater’s achievement of a pre-established goal for the period, which is based upon Tidewater’s Total Recordable Incident Rate (“TRIR”) per 200,000 work hours; and

•	a discretionary component, based on the committee’s subjective assessment of the individual executive’s performance during the period.

The two company performance metrics – CFFO and VOMP – are among Tidewater’s most important shorter-term company strategic objectives.

CFFO is a core measure of Tidewater’s performance, and the committee’s focus on CFFO is intended, among other things, to incentivize management to focus on key cash flow initiatives, including timely collection of accounts receivable balances and working down the net working capital balance due to Tidewater that has been generated by Tidewater’s Angolan operations. CFFO is also important for long-term stockholder value creation in that it keeps management focused on the ability to fund growth through operations in an effort to manage debt levels.

VOMP, which captures vessel revenue net of vessel operating costs, is an important measure of the annual productivity of Tidewater’s asset base and is the main driver of Tidewater’s annual consolidated earnings performance. VOMP is important for longer-term stockholder value creation in that it incentivizes operating expense reduction, which is critical during a period of declining revenues. Given Tidewater’s near-term focus on reducing general and administrative expenses, VOMP was not used as a performance measurement for the 2017 transition period.

The committee includes a safety performance component in the STI plan to reinforce Tidewater’s commitment to continue to be an industry leader in safety. Tidewater believes that a safe work environment helps it to attract and retain a more experienced work force and gives it a competitive advantage among its peers, both in retaining existing business and when bidding for new work. In addition, a strong safety record helps Tidewater to minimize its insurance and loss costs and the overall cost of doing business.

The inclusion of a discretionary individual performance component in Tidewater’s typical STI program, equal to 25% of the overall target award, ensures that the committee can take into account the individual performance of Tidewater executives that is not readily evident in, or translatable from, financial results for a given quarter or year.

Each of these components is calculated separately from the other components. For each of Tidewater metrics, the committee sets threshold, target, and maximum performance levels, with any payout scaled within that range of results (with target paying out at 100% of each component). The committee has discretion to reduce, but not increase, any payouts earned on the basis of the three company performance metrics.

The committee’s practice has been to approve the executive STI plan during the first quarter of the fiscal year. In approving the plan, the committee approves Tidewater performance metrics, the specific performance levels for each metric, and the target award for each named executive, which is expressed as a percentage of the executive’s base salary. In March 2016, given the uncertain economic outlook and in support of Tidewater’s cost-cutting efforts, the predecessor committee approved a decrease of 20% in each named executive’s overall STI target opportunity for bonuses earned during fiscal 2017 (April 1, 2016 – March 31, 2017).

At the time that the predecessor committee began to consider an STI program for the next fiscal year, Tidewater was engaged in restructuring negotiations. Given the difficulty of setting financial targets in the context of a corporate restructuring and considering, among other factors, the retention bonus program that had been put in place in December of 2016 (as described below), the predecessor committee decided to defer approval of the 2017 transition period STI program until after the restructuring was complete.

In the fall of 2017, the current committee approved a simplified STI plan for Tidewater executives for the 2017 transition period. Given the Restructuring and the change in its fiscal year, the committee determined that the 2017 transition period STI plan for Tidewater executives, other than Mr. Rigdon, would be limited to the safety component, both as the sole performance metric and in overall percentage bonus opportunity for each participant. Depending on the level of performance, payout would range between 0-150% of target, and, subject to certain exceptions, the executive must be employed with Tidewater on the last day of the 2017 transition period in order to earn a bonus under the plan.

With respect to Mr. Rigdon, who served as interim president and chief executive officer beginning October 16, 2017, his target STI award of $600,000 (pro-rated for partial year service) was included as a term of his employment agreement. The committee decided that Mr. Rigdon would participate in the STI plan approved for members of management who did not receive an emergence grant. Under that STI plan, Mr. Rigdon’s STI award for the 2017 transition period was based on three of the four components typically included in the STI plan (CFFO, safety, and individual performance), with CFFO weighted at 50% of the target award and the other two components weighted at 25% each.

The following table illustrates how the named executives’ target awards have changed over the past three reporting periods, both as a percentage of salary and in target award amounts.

Comparison of Historical STI Plan Targets[1]
	Fiscal 2016		Fiscal 2017		2017 Transition Period (annualized)		Change in 2017 TP Target Award (annualized)[2]
Named Executive	% of Salary (%)	Target Award ($)	% of Salary (%)	Target Award ($)	% of Salary (%)	Target Award ($)	from Fiscal 2016 ($)	from Fiscal 2017 ($)
Larry T. Rigdon[2]	—	—	—	—	100%[3]	600,000	—	—
Jeffrey M. Platt	110%	715,000	88%	572,000	22%	143,000	(572,000)	(429,000)
Quinn P. Fanning	95%	375,250	76%	300,200	19%	75,050	(300,200)	(225,150)
Jeffrey A. Gorski	95%	361,475	76%	289,180	19%	72,295	(289,180)	(216,885)

[1]

For comparison purposes, these figures for the nine-month 2017 transition period have been annualized. The next table details both the annualized and nine-month target awards for each named executive for the 2017 transition period.

[2]

As noted previously, Mr. Platt retired from all positions with Tidewater effective October 15, 2017 and Mr. Rigdon, a sitting director, was appointed to succeed him as president and chief executive officer on an interim basis beginning October 16, 2017. Mr. Rigdon served in these roles for approximately five months (until March 5, 2018, the effective date of Mr. Rynd’s appointment as president and CEO).

[3]	Mr. Rigdon’s target STI award was equal to 100% of his overall base compensation (base salary of $240,000 plus time-based RSUs with a grant date value of $360,000).

The table below details the target STI award opportunities for each named executive for the 2017 transition period:

Breakdown of 2017 Transition Period Target STI Award Opportunity[1]
	2017 Transition Period Target STI Award			Target Dollar Value of Each STI Component[2]
Named Executive	% of Salary (%)	Target Award (annualized)[5] ($)	Target Award (adjusted for service period)[6] ($)	CFFO ($)	Safety ($)	Individual Performance ($)
Larry T. Rigdon	100%[3]	600,000	125,000	62,500	31,250	31,250
Jeffrey M. Platt	22%	143,000	77,458	—	77,458	—
Quinn P. Fanning	19%	75,050	56,288	—	56,288	—
Jeffrey A. Gorski	19%	72,295	54,221	—	54,221	—

[1]

This table details both the annualized STI target awards for each named executive (included in the previous chart) as well as the target award as adjusted for the portion of the 2017 transition period in which the named executive provided services to Tidewater. During the 2017 transition period, Mr. Rigdon served two-and-a-half months as an executive (from October 16—December 31, 207) while Mr. Platt served as an executive for six-and-a-half months (from April 1—October 15, 2017). For Messrs. Fanning and Gorski, who served as executive officers during the entire 2017 transition period, the adjusted target award is based on a full nine-month period of service.

[2]	As noted above, the 2017 transition period STI target award for each of Messrs. Platt, Fanning and Gorski was limited to the safety component.
[3]	As noted above, Mr. Rigdon’s target award was 100% of his base compensation (base salary plus grant date value of time-based RSUs).

Consistent with practice in prior years, the committee decided to set the safety target for the 2017 transition period at 0.18 TRIR. TRIR is calculated by multiplying the number of recordable injuries by 200,000 and dividing that product by the total number of hours worked. A lower TRIR means fewer injuries. Under the safety matrix approved by the committee, at a TRIR of 0.22 or greater, there would be no payout. At a threshold TRIR of 0.21, 25% of the safety target would be earned. At TRIR of 0.10 or less, the executive would earn a maximum of 150% of the safety target (a decrease from the fiscal 2017 safety target payout cap of 200%). For results falling between two performance levels (threshold and target or target and maximum), results would be pro-rated. Actual TRIR for the 2017 transition period was 0.13, earning a payout of 130% of the safety target for each named executive.

With respect to CFFO, considering the unique nature of the 2017 transition period, the committee determined that the performance period would run from the Emergence Date through the end of the transition period. The committee approved a target for the five-month period of $0 CFFO, which was higher than budgeted CFFO for the same period. A CFFO of less than $(75) million would result in no payout. At a threshold of $(75) million, 25% of the CFFO target would be earned. At CFFO of $200 million or more, the executive would earn a maximum of 150% of the CFFO target (a decrease from the fiscal 2017 financial target cap of 300%). As with the safety metric, results falling between two performance levels (threshold and target or target and maximum) would be prorated. Actual CFFO for the performance period was $(35.546) million, which yielded a 15% payout of the CFFO target for Mr. Rigdon.

In consideration of Mr. Rigdon’s guidance and direction in cost-reduction efforts and a further rationalization of the owned fleet, together with his general leadership during a critical transitional period for Tidewater, the committee approved a 100% target payout of his individual performance at $31,250 for the period in 2017 he served as Tidewater’s president and chief executive officer.

The following chart details the payouts to each of the named executives under the 2017 transition period STI plan.

2017 Transition Period STI Plan Payouts
Named Executive	Target Award (adjusted for service period) ($)	Payout by Component[1]
		CFFO ($)	Safety ($)	Individual ($)	Total Award Earned ($)	As a % of Target Award
Larry T. Rigdon	125,000	9,375	40,625	31,250	81,250	65%
Jeffrey M. Platt[2]	77,458	—	77,458	—		100%
Quinn P. Fanning	56,288	—	73,174	—		130%
Jeffrey A. Gorski	54,221	—	70,488	—		130%

[1]	As noted above, the 2017 transition period STI awards for Messrs. Platt, Fanning and Gorski were limited to the safety component.
[2]

In accordance with the terms of his separation agreement, Mr. Platt received an STI bonus in an amount equal to his target award, prorated for the portion of the 2017 transition period in which he provided services to Tidewater. For more information, see “Separation Agreement with Mr. Platt.”

December 2016 Retention Program. Given the importance of retaining key personnel in order to effectuate a successful restructuring amid the demands of operating the business through a prolonged industry downturn, in December 2016, the predecessor committee, in consultation with its compensation consultant, adopted a special retention program. The retention program was intended to motivate and retain officers and certain key personnel through both the industry down cycle and the restructuring process.

Under this program, which was designed to supplement (rather than replace) Tidewater’s existing compensation arrangements, each named executive was eligible to earn a retention bonus divided into three separate installment payments. Given that a primary purpose of the retention program was to retain essential personnel through a critical one-year period, the incentive agreement included certain restrictive covenants (including agreements not to compete or solicit company clients or employees) that would apply during the one-year retention period (through December 15, 2017) and, in the event that the named executive terminated employment during the year without “good reason,” for one year from the date of termination.

The first installment, equal to 50% of the retention bonus, was paid to each named executive on December 15, 2016, the execution date of the incentive agreement. The second installment, equal to 25% of the retention bonus, was paid on April 14, 2017 (120 days after the incentive agreement’s effective date), although it would have been paid on execution of the RSA, if that event had occurred prior to April 14. The third installment (the final 25%) was paid on the Emergence Date.

Long-term Incentive Compensation. The committee’s historic practice has been to grant long-term incentive compensation in the form of annual equity or equity-based grants to Tidewater’s named executives, generally using a multiple of each executive’s base salary to determine the overall grant size. However, during the restructuring negotiations, the predecessor committee decided to defer consideration of any long-term incentive grants until the resolution of that process.

Prior to the Restructuring, the last time the predecessor committee had approved long-term incentive grants to Tidewater executives was in March 2016. As a result of the Restructuring, all unvested equity and equity-based awards and all unexercised options held by Tidewater executives were cancelled for no value. Although many Tidewater executives had significant stock ownership prior to the Restructuring, the predecessor board and predecessor committee recognized that it would be critical to have a new long-term incentive program in place in order to attract, incentivize, and retain the management team necessary to execute its post-Restructuring business strategy.

Adoption of a New Equity Plan. Among other things, the Restructuring Plan fulfilled the terms and conditions of the RSA between Tidewater, certain of its subsidiaries, and a very high percentage of Tidewater’s pre-bankruptcy lenders and noteholders. In connection with those negotiations and considering the recapitalization that would result from the Restructuring, the parties agreed to include a new management incentive plan (the Tidewater Inc. 2017 Stock Incentive Plan or “2017 Plan”), as an exhibit to the RSA. The 2017 Plan became effective on July 31, 2017 pursuant to the terms of the Restructuring Plan and without need for further action by the board or any approval by Tidewater stockholders. Based on the number of shares of common stock that were issued or issuable on the Emergence Date, a maximum of 3,048,877 shares were reserved for issuance under the 2017 Plan (representing 8% of the pro forma fully-diluted common equity in the reorganized company).

Emergence Grants. The RSA parties also agreed that a certain percentage of the shares reserved for issuance under the 2017 Plan would be granted as time-based restricted stock units (“RSUs”) within 30 days of the Emergence Date in accordance with a pre-determined allocation schedule and agreed-upon form of award agreement (the “emergence grants”), with the remainder of the shares available for future grants in the discretion of the current committee.

Given that the Restructuring could qualify as a “change of control” under certain pre-restructuring compensation plans or programs (including the legacy change of control agreements discussed below), as a condition to the execution of the RSA, each officer of Tidewater (including Messrs. Platt, Fanning, and Gorski) entered into a change of control waiver letter (a “waiver letter”), in which he agreed to a conditional waiver of certain change of control protections or compensation arrangements in exchange for the consideration summarized below under “Change of Control Agreements.” For each of Messrs. Fanning and Gorski, that consideration included his emergence grant. Mr. Platt elected to forgo an emergence grant but his waiver letter would have been ineffective if, among other things, the committee failed to make an emergence grant to any officer with the title of vice president or higher as provided in the allocation schedule (thus excluding any officer, such as himself, who elected to forgo such an award).

Considering all the factors above, on August 18, 2017, the current committee formally approved the emergence grants in accordance with the allocation schedule, including 194,366 time-based RSUs granted to each of Messrs. Fanning and Gorski. With the committee’s approval of the emergence grants within the prescribed deadline, all conditions to each waiver were fulfilled and each waiver letter thereby came into full force and effect, including those entered into by the named executives.

The emergence grants will vest in equal installments on each of the first three anniversaries of the date of grant, subject to the recipient’s continued employment. However, each emergence grant will vest in full upon an involuntary termination of employment without “cause” or a voluntary resignation with “good reason” (each as defined in the 2017 Plan). The emergence grants are also subject to certain restrictive covenants, including a customary covenant not to disclose confidential company information, a one-year post-employment covenant not to compete, and a two-year post-employment covenant not to solicit employees away from Tidewater.

RSU Grants to Mr. Rigdon. As noted previously, Mr. Rigdon was appointed as an independent director on the Emergence Date and initially participated in Tidewater’s compensation program for non-employee directors. Under that program, each of Tidewater’s independent directors, including Mr. Rigdon, received a grant of 5,870 time-based RSUs on September 12, 2017 (with a grant date value of approximately $168,750). This grant will vest on July 31, 2018, the first anniversary of his appointment to the board, with earlier vesting in certain circumstances as described under “Director Compensation – Compensation Paid to Non-Employee Members of Current Board.”

Upon his October 16, 2017 appointment as Tidewater’s interim president and chief executive officer, as part of his base compensation under his employment agreement, Mr. Rigdon received an additional grant of time-based RSUs (13,403 RSUs with a grant date value of approximately $360,000). These RSUs will vest one-fourth per quarter on each of January, April, July, and October 16 of 2018, subject to his continued employment with Tidewater on the applicable vesting date. However, vesting of these awards will accelerate upon the occurrence of certain changes in control of Tidewater or if his employment is terminated by Tidewater without “cause”

(defined in the agreement to include the appointment of a long term successor to the president and chief executive officer roles). Therefore, the vesting of this RSU grant accelerated on March 5, 2018 when Tidewater appointed Mr. Rynd to succeed him as president and chief executive officer, although his director RSU grant remained outstanding in accordance with its original terms. For more information on Tidewater’s arrangements with Mr. Rigdon, see the section entitled “Employment Agreement with Mr. Rigdon.”

Change of Control Agreements. Tidewater has entered into change of control agreements with certain officers, including each of the named executives other than Mr. Rigdon (given his interim status). Tidewater continues to offer its executives change of control benefits for several reasons. Change of control protections for the named executives and other key personnel are an important part of good corporate governance, as they alleviate individual concerns about the possible involuntary loss of employment and ensure that the interests of Tidewater’s named executives will be materially consistent with the interests of its stockholders when considering corporate transactions. In addition, these change of control protections preserve morale and productivity and encourage retention in the face of the potential disruptive impact of an actual or potential change of control of Tidewater.

However, in July 2016, the predecessor committee made a decision to renegotiate all existing change in control agreements with Tidewater officers and therefore gave a notice of non-renewal to each officer. As a result, each of these agreements was scheduled to expire automatically on December 31, 2017 unless a “change of control” occurred on or prior to that date. A few of these legacy agreements (including Mr. Fanning’s agreement) included the right to receive an excise tax gross-up if such a tax was triggered in connection with the officer’s termination following a change of control. In early 2017, given the status of the restructuring negotiations, the predecessor committee decided to defer consideration of any new change of control agreements to the new board, although the legacy agreements continued in effect through December 31, 2017.

As noted above under “Long-term Incentive Compensation,” the Restructuring could have been deemed to be a “change of control” under certain pre-restructuring compensation plans or programs (including the legacy change of control agreements) and each Tidewater officer agreed to execute the waiver letter in which he conditionally waived certain change of control protections or compensation arrangements in exchange for stated consideration. Specifically, the waiver letter for each of Messrs. Platt, Gorski, and Fanning provided that (1) the completion of the Restructuring transaction would not be a “change of control” under (a) his legacy change in control agreement or (b) his outstanding long-term incentive award agreements and (2) certain unvested LTI awards would be forfeited, without any payment to the named executive, immediately prior to the Emergence Date. For each of Messrs. Fanning and Gorski, that consideration also included receipt of his emergence grant. Mr. Platt elected to forgo an emergence grant but his waiver letter would have been ineffective if, among other things, the committee failed to make an emergence grant to any officer with the title of vice president or higher as provided in the allocation schedule (thus excluding any officer, such as himself, who elected to forgo such an award). Once the emergence grants were formally approved by the committee on August 18, 2017, these change in control waivers were in full force and effect.

•

Fiscal 2018 Actions —New Change of Control Agreements and Elimination of Legacy Tax Gross-up Obligations. As previously announced, the current committee approved a new form of change of control agreement that was entered into with certain company officers effective January 1, 2018. Messrs. Fanning and Gorski were the only named executive officers who entered into the agreement at that time, given Mr. Platt’s departure from Tidewater during 2017 and Mr. Rigdon’s status as interim president and chief executive officer.

•

The agreement has an initial term of one year (January 1—December 31, 2018) but is subject to one-year “evergreen” renewal periods unless Tidewater provides written notice to the officer by June 30 of a given year that it does not wish to extend the agreement past its then-current term.

•	The agreement provides the officer with certain employment protections for a two-year period following a change in control of Tidewater. In addition, if the officer is terminated without

“cause” or terminates his own employment with “good reason” during that two-year protected period (as defined in the agreement), he will be entitled to receive certain payments and benefits. Specifically, among other benefits, the officer would be entitled to receive: (1) a cash severance payment equal to a specific multiple (two times for the chief executive officer, one-and-a-half times for any executive vice president, and one time for all other officers) of the sum of (a) his base salary in effect at the time of termination and (b) his target bonus; (2) a pro-rata cash bonus for the fiscal year in which the termination occurs; (3) a cash payment equal to any accrued but unpaid bonus for a completed fiscal year; and (4) reimbursement for the cost of insurance and welfare benefits for a specified number of months (24 months for the chief executive officer, 18 months for any executive vice president, and 12 months for all other officers) following termination of employment.

•

Under the agreement, the officer would not be entitled to any tax gross-ups for excise taxes that may be triggered under Sections 280G and 4999 of the Internal Revenue Code of 1986, as amended. However, the officer would be entitled to receive the “best net” treatment, which means that if the total of all change of control payments due him exceeds the threshold that would trigger the imposition of excise taxes, the officer will either (1) receive all payments and benefits due him and be responsible for paying all such taxes or (2) have his payments and benefits reduced such that imposition of the excise taxes is no longer triggered, depending on which method provides him the better after-tax result.

Retirement Benefits. The named executives participate in employee benefit plans generally available to all Tidewater employees. These broad-based plans include a Pension Plan (now frozen and closed to new participants) and a qualified defined contribution retirement plan (the 401(k) Savings Plan). Tidewater has frozen the benefits under the Pension Plan for all participants effective December 31, 2010, and there will be no future benefit accruals under that plan. Since January 1, 2011, qualified retirement benefits have been provided through Tidewater’s 401(k) Savings Plan.

In addition to these broad-based programs, Tidewater provides its executives with a non-qualified deferred compensation plan, the Supplemental Savings Plan, which acts as a supplement to the 401(k) Savings Plan, and a SERP that operates as a supplement to the Pension and 401(k) Savings Plans. Both the Supplemental Savings Plan and the SERP are designed to provide retirement benefits to Tidewater officers that they are precluded from receiving under the underlying qualified plans due to the compensation and benefit limits in the Internal Revenue Code. The SERP has been closed to new participants since March 1, 2010, although individuals who were participants as of that date continued to accrue benefits under it. Currently, all of the named executives are SERP participants except for Messrs. Gorski and Rynd, each of whom joined Tidewater after the SERP was closed to new participants. Mr. Rigdon, who retired from Tidewater in 2002, is currently receiving payouts under the SERP based on his prior service and did not accrue any additional benefits for his service as interim president and chief executive officer.

•	Fiscal 2018 Actions—SERP Suspension. In support of Tidewater’s cost-containment efforts, the board has suspended any additional accruals under the SERP, effective January 1, 2018.

•

Fiscal 2018 Actions—Contributions Suspended For 401(k) Savings Plan and Supplemental Savings Plan. In addition, Tidewater has suspended any matching contributions to the 401(k) Savings Plan and the Supplemental Savings Plan, effective January 1, 2018.

Other Benefits. Tidewater also provides certain limited perquisites to its named executives. For the 2017 transition period, these perquisites consisted primarily of tax and financial planning services, an executive physical, club dues for one country club membership for each named executive, lunch club memberships, and, until his retirement in October 2017, a corporate apartment in Houston for Mr. Platt, who was required to divide his time between Tidewater’s Houston and New Orleans offices. Tidewater does not provide tax gross-ups on any perquisites.

Separation Agreement with Mr. Platt. As noted previously, Mr. Platt retired from his position as president, chief executive officer, and a director of Tidewater effective October 15, 2017. In connection with his retirement, Mr. Platt and Tidewater entered into a separation agreement. Under this agreement, in addition to any other accrued but unpaid compensation and benefits, Mr. Platt received the following:

•

in consideration of his efforts in navigating Tidewater through a successful restructuring, a cash separation payment equal to $1.22 million (the sum of his most recent annual base salary and target annual bonus), which was paid to him in a lump sum following the effectiveness of the agreement;

•

a prorated annual bonus in the amount of $77,458 for the period beginning April 1, 2017 and ending October 15, 2017, which was paid to him in the first quarter of fiscal year 2018, when annual bonuses were paid to other Tidewater executives;

•

payment of his vested accrued SERP benefits and an additional payment of approximately $830,000 representing the difference between his vested SERP payment and the calculation of his SERP payment without applying provisions of the SERP that would have reduced his benefits for an early retirement prior to age 62; and

•	continued participation in Tidewater’s group health plan at the active employee rate, paid by Mr. Platt, until he attains age 62.

The agreement provided for a mutual release of all claims between the parties as well as customary post-employment obligations including mutual nondisparagement, nondisclosure of confidential information, nonsolicitation of employees and business relations, and noncompetition.

Employment Agreement with Mr. Rigdon. On October 16, 2017, the board appointed Mr. Rigdon, a former executive of Tidewater who had joined the board as an independent director in connection with the Restructuring, to serve as president and chief executive officer on an interim basis while it conducted a search for a longer term successor to that role. In connection with this appointment, Tidewater and Mr. Rigdon entered into an employment agreement. Under this agreement, Mr. Rigdon was entitled to the following:

•	base compensation of $600,000, which was divided between:

•	a base salary at an annual rate of $240,000 (decreased by mutual amendment in early 2018 to $150,000, which represents a decrease of 15% in overall base compensation), and

•	a grant of time-based RSUs on October 16, 2017, valued at $360,000 on the date of grant, which vests in four equal quarterly installments;

•	participation in the short-term cash incentive plan, with a target annual bonus opportunity equal to $600,000 (prorated for partial years); and

•	participation in all benefit plans and programs available to other Tidewater executives.

In the event that, prior to October 15, 2018, Tidewater terminated his employment without “cause” (defined in the agreement to include the appointment of a long term successor to the president and chief executive officer roles), Mr. Rigdon would be entitled to a lump-sum severance payment equal to the base salary that would have been paid to him through October 15, 2018, but for such earlier termination, and any unvested portion of his equity grant will vest in full.

As described below, following the end of the 2017 transition period, Mr. Rigdon’s interim service as president and chief executive officer ended on March 5, 2018, when Tidewater appointed John T. Rynd as president, chief executive officer, and a director. The appointment of Mr. Rynd triggered Mr. Rigdon’s rights to the termination without cause benefits described above (lump sum severance plus accelerated vesting of the RSUs granted to him under his employment agreement), effective as of March 5, 2018. In addition, Mr. Rigdon received a pro rata bonus under the fiscal 2018 STI plan (based on the number of days he was employed during the year).

Appointment of New President and CEO in Fiscal 2018

As previously announced, Tidewater appointed John T. Rynd as its president, chief executive officer, and a director effective March 5, 2018. Tidewater entered into an employment agreement with Mr. Rynd as well as a side letter that established his initial base salary. The agreement has a three-year term (through March 5, 2021) but is subject to one-year “evergreen” renewal periods unless Tidewater provides written notice to Mr. Rynd at least 60 days prior to the expiration date that it does not wish to extend the agreement past its then-current term.

The agreement provides for an initial base salary of $705,000, which may be increased but not decreased during the term except with Mr. Rynd’s written consent. However, given that the committee had reduced base salaries for certain executive officers by 15% effective January 1, 2018 as part of Tidewater’s cost containment measures, Tidewater entered into a side letter with Mr. Rynd, which provided that from his first day as an executive officer, his base salary would also be reduced by 15% until such time as the salary reduction is lifted for other executives. As a result of the side letter, Mr. Rynd’s starting base salary was $600,000.

The agreement establishes Mr. Rynd’s target award opportunity in the STI program at 100% of base salary, pro-rated for partial year service. In addition, as contemplated by the agreement, he received an initial LTI grant with a grant date target value of $2,750,000. Of this amount, 40% was granted to Mr. Rynd as time-based RSUs and the remaining 60% will be structured as a performance-based award based on metrics to be mutually agreed upon between Mr. Rynd and the committee. In the event of Mr. Rynd’s death or termination due to disability during the term of the agreement, Mr. Rynd would be entitled to receive a pro-rata STI award for the year of termination based on actual performance and all of his outstanding unvested equity awards would accelerate, with performance deemed to have been achieved at target performance levels for any performance-based awards. In the event that Tidewater terminates Mr. Rynd’s employment without “cause” or if he terminates his employment with “good reason” during the term, he would be entitled to one year of his then-current base salary and a target bonus for the year of termination, which would be paid to him in equal installments over a twelve-month period after the date of termination. In addition, Mr. Rynd would receive a pro-rata STI award for the year of termination based on actual performance and the vesting of any unvested portion of his initial LTI grant will accelerate, with performance deemed to have been achieved at target performance levels for the performance-based portion.

The agreement with Mr. Rynd contains certain restrictive covenants that apply to him during and after his employment, including an agreement to not disclose confidential information and, for a two-year period following his termination of employment for any reason, non-competition and non-solicitation agreements. As noted previously, Tidewater has also entered into a change of control agreement with Mr. Rynd, on the same terms as described for the new 2018 agreements under “Change of Control Agreements.” If a “change of control” (as defined in the change of control agreement) occurs, then the change of control agreement will govern the terms of Mr. Rynd’s employment and the employment agreement will be of no further force and effect. In addition to the benefits that he would receive under the change of control agreement, the vesting of any unvested portion of his initial LTI grant will accelerate upon a change of control, with performance deemed to have been achieved at target performance levels for the performance-based portion.

Compensation and Equity Ownership Policies

Clawback Policy. Under the Executive Compensation Recovery Policy, Tidewater may recover cash and equity incentive compensation awarded if the compensation was based on the achievement of financial results that were the subject of a subsequent restatement of Tidewater’s financial statements, in the event that the executive officer engaged in intentional misconduct that caused the need for a restatement and the effect was to increase the amount of his or her incentive compensation.

Stock Ownership Guidelines. Under the stock ownership guidelines, Tidewater officers are required to hold the following amounts of company stock within five years of becoming an officer:

•	5x salary for the chief executive officer;

•	3x salary for the chief operating officer, chief financial officer, and executive vice presidents; and

•	2x salary for all other officers.

If an officer’s ownership requirement increases because of a change in title or if a new officer is added, a five-year period to achieve the incremental requirement begins in January following the year of the title change or addition as an officer. For Tidewater’s executives, the guidelines specify that time-based equity awards count as shares of company stock, but any performance-based awards do not. As a result of the recapitalization (including a cancellation of certain unvested equity and equity-based awards) that occurred by virtue of the Restructuring, Tidewater executives, like members of its current board, have a period of five years from the Emergence Date to come into compliance with these guidelines. Mr. Rynd will have five years from his date of appointment (March 5, 2018) to come into compliance with these guidelines.

Prohibition on Hedging and Pledging Transactions. Each of Tidewater’s named executives is subject to the Policy Statement on Insider Trading, an internal company policy adopted by the board. This policy includes a blanket prohibition on engaging in certain forms of hedging or monetization transactions, such as prepaid variable forward contracts, equity swaps, collars, and exchange funds with respect to Tidewater securities, regardless of whether those securities were received as compensation. This prohibition applies to all Tidewater insiders (including directors and named executives) as well as all other employees. In addition, the policy includes a blanket prohibition on insiders pledging company securities as collateral for a loan or any other purpose.

2017 TRANSITION PERIOD SUMMARY COMPENSATION TABLE

The following table summarizes, for the 2017 transition period and each of the two prior fiscal years, the compensation paid to each of Tidewater’s NEOs in all capacities in which they served.

Name and Principal Position	Fiscal Year[1]	Salary ($)	Bonus[2] ($)	Stock Awards[3] ($)	Option Awards[4] ($)	Non- Equity Incentive Plan Compensation[5] ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings[6] ($)	All Other Compensation[7] ($)	Total ($)
Larry T. Rigdon[8] Former Interim President and Chief Executive Officer	TP 2017	50,000	31,250	528,768	—	50,000	—	13,182	673,200

Jeffrey M. Platt[9], 10 Former President and Chief Executive Officer	TP 2017	352,084	575,000	—	—	77,458	2,181,347	1,253,094	4,438,982
	2017	650,000	718,000	—	—	543,400	2,116,652	70,875	4,098,927
	2016	650,000	171,600	969,183	290,807	717,950	1,286,486	73,275	4,159,301

Quinn P. Fanning Executive Vice President and Chief Financial Officer	TP 2017	296,250	300,000	4,693,939	—	73,174	501,466	20,674	5,885,503
	2017	395,000	375,050	—	—	285,190	405,514	43,660	1,504,414
	2016	395,000	91,936	625,287	187,655	376,798	237,325	41,072	1,955,073

Jeffrey A. Gorski Executive Vice President and Chief Operating Officer	TP 2017	285,375	287,500	4,693,939	—	70,488	—	45,934	5,383,235
	2017	380,500	359,795	—	—	274,721	—	70,651	1,085,667
	2016	380,500	85,850	625,287	187,655	362,967	—	61,879	1,704,138

[1]	Data is presented for fiscal years 2016 and 2017 (“2016” and “2017,” respectively) plus the 2017 transition period (“TP 2017”), which was the nine-month period from April 1 to December 31, 2017.
[2]

For the 2017 transition period, the value reported in this column for each of Messrs. Platt, Fanning, and Gorski represents the last two installments of the retention bonus paid to him in the 2017 transition period pursuant to a retention program that was adopted by the predecessor board during fiscal 2017. For more information on the retention program, see “December 2016 Retention Program.” The value reported in this column for Mr. Rigdon represents the amount paid to him for individual performance under the 2017 transition period STI plan for the portion of the period in which he served as an executive officer (October 16—December 31, 2017). For more information on the STI plan, see “Short-term Incentive Compensation.”

[3]

For the 2017 transition period, this figure represents the value of time-based restricted stock units (“RSUs”) granted to the named executives. The RSUs granted to Messrs. Fanning and Gorski during the 2017 transition period were negotiated as part of the RSA. Because of his change in status during the 2017 transition period (see footnote 8), Mr. Rigdon received two time-based RSU grants during the period. The first grant he received was a director grant on September 12, 2017 (5,870 RSUs) and the second grant was made on October 16, 2017 pursuant to the terms of his employment agreement (13,403 RSUs). For more information regarding the RSUs granted during the 2017 transition period, see “Long-term Incentive Compensation.” Tidewater values time-based RSUs based on the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 at the closing sale price per share of Tidewater common stock on the date of grant. For information regarding the assumptions made in valuing these RSU awards, please see Note 10 to the consolidated financial statements included in Tidewater’s report on Form 10-KT for the transition period ended December 31, 2017. Any stock awards that were granted prior to, but were unvested as of, the Effective Date were cancelled for no value on such date as a result of the Restructuring.

[4]

Reflects the aggregate grant date fair value of the options granted to the named executives in fiscal 2016, computed in accordance with FASB ASC Topic 718 and determined using the Black-Scholes option model. All stock options that were granted prior to, but were unexercised as of, the Effective Date were cancelled for no value on such date as a result of the Restructuring.

[5]

Represents amounts actually paid to the named executives based on company performance for the period under the STI plan. For Mr. Rigdon, this represents a payout based on CFFO and safety, pro-rated for the portion of the transition period in which he was an executive. For Mr. Platt, this represents a pro-rata target safety award as provided in his Separation Agreement. For each of Messrs. Fanning and Gorski, this represents a payout based on safety only. For more information on the STI plan, see “Short-term Incentive Compensation.”

[6]

Reflects the change from the prior fiscal year in the actuarial present value of each named executive’s accumulated benefit under the qualified Pension Plan and the non-qualified Supplemental Executive Retirement Plan (“SERP”). Both of these plans have been closed to new participants and Mr. Gorski does not participate in either plan. In addition, the SERP has been suspended and existing participants will not accrue any additional benefits effective January 1, 2018. See notes 8 and 9 regarding the participation in the Pension Plan and SERP by Messrs. Rigdon and Platt, respectively.

[7]	The following chart provides a breakdown of the amounts included in each named executive’s “All Other Compensation” column for the 2017 transition period:

Name	Contributions to 401(k) Savings Plan and Supplemental Savings Plan ($)	Director Fees[8] ($)	Severance Payment[9] ($)	Perquisites ($)	Total, All Other Compensation ($)
Mr. Rigdon	1,200	11,820	—	162	13,182
Mr. Platt	6,538	—	1,220,000	26,556	1,253,094
Mr. Fanning	10,188	—	—	10,486	20,674
Mr. Gorski	31,248	—	—	14,686	45,934

Mr. Rigdon’s perquisite cost represents the cost of company-paid parking for the portion of the 2017 transition period during which he served as an executive (from October 16—December 31, 2017). See footnote 8 for a description of the other amounts reported for him in this column. For Mr. Platt, his perquisite cost includes financial planning and income tax preparation ($8,381), the cost of company-paid parking through his date of termination ($2,931), and the cost of a corporate apartment in Houston through his date of termination. See footnote 10 for a description of how Tidewater calculates the apartment cost and footnote 9 for a description of the other amounts reported for Mr. Platt in this column. For each of Messrs. Fanning and Gorski, his perquisite cost includes financial planning and income tax preparation ($6,198 for each), the cost of company-paid parking ($975 for each), lunch club memberships ($3,313 for Mr. Fanning and $6,168 for Mr. Gorski), and, for Mr. Gorski, the cost of an executive physical ($1,345). Tidewater does not reimburse any executive for tax liability incurred in connection with any perquisite.

[8]

Mr. Rigdon, a former Tidewater executive who retired from Tidewater in 2002, was appointed as one of six independent directors effective July 31, 2017. Following Mr. Platt’s retirement in October of 2017, Mr. Rigdon agreed to serve as interim president and chief executive officer while the board conducted a search for a permanent replacement. He served in those executive roles for a period of approximately five months until Tidewater appointed John T. Rynd as its president, chief executive officer, and a director (October 16, 2017-March 5, 2018). Mr. Rigdon participated in the non-employee director compensation program during the period beginning with his appointment to the board (July 31, 2017) up until his appointment as an executive officer on October 16, 2017, and received certain cash fees and an RSU grant under that program. However, his participation in that program ended effective with his appointment as an executive officer and his compensation during the 2017 transition period was governed by an employment agreement. For more information, see “Employment Agreement with Mr. Rigdon.” As a former executive, Mr. Rigdon participates in the Pension Plan and SERP and is currently receiving installment payments under those plans based on his prior service. As both plans are now frozen, he did not accrue any additional benefits under either plan for his service as interim president and chief executive officer although he continues to receive installment payments under those plans based on his prior service. He received a total of $94,742 in pension plan and SERP payments during the 2017 transition period, which is not included in the above table.

[9]

Mr. Platt retired from all positions with Tidewater on October 15, 2017 and Tidewater entered into a separation agreement with him. Under that agreement, Mr. Platt was entitled to receive certain payments and benefits, including a $1,220,000 cash severance payment, as described under “Separation Agreement with Mr. Platt.” In addition, Mr. Platt received an additional payment of approximately $830,000 representing the difference between his vested SERP payment and the calculation of his SERP payment without applying provisions of the SERP that would have reduced his benefits for an early retirement prior to age 62, which is included in the calculation of his “Change in Pension Value and Non-Qualified Deferred Compensation Earnings” column for the 2017 transition period.
[10]

While he served as the chief executive officer, Mr. Platt divided his time between Tidewater’s New Orleans and Houston offices, and thus Tidewater covered the cost of maintaining a corporate apartment in Houston for him. Tidewater values this perquisite by subtracting from the actual annual cost of the apartment the estimated amount saved on hotel room expenses for the number of nights Mr. Platt spent in Houston. For the 2017 transition period, the aggregate incremental cost to Tidewater to provide this benefit to Mr. Platt was $15,244.

Salary. Salaries paid to the named executives are set forth in the 2017 Transition Period Summary Compensation Table. For the 2017 transition period, salaries paid to each named executive who was serving as an executive at the end of the fiscal year accounted for the following percentages of their total annual compensation (not including changes in pension value and nonqualified deferred compensation earnings): Mr. Rigdon, 7.4%; Mr. Fanning, 5.5%; and Mr. Gorski, 5.3%. As described in “Overview of Executive Compensation—Compensation Program and Payments in the 2017 Transition Period—Base Salary,” in support of its cost-cutting efforts, the committee has approved a decrease in base salaries for each named executive effective January 1, 2018.

Bonus and Non-equity Incentive Plan Compensation. The amounts reported in the “Bonus” column of the Summary Compensation Table reflect (1) for each of Messrs. Platt, Fanning, and Gorski, the last two installments of the retention bonus paid to him in the 2017 transition period pursuant to a retention program that was adopted by the predecessor board during fiscal 2017 and (2) for Mr. Rigdon, the amount paid to him for individual performance under the 2017 transition period STI plan. The amounts reported in the “Non-equity Incentive Plan Compensation” column of the Summary Compensation Table reflect amounts actually paid to the named executives based on company performance for the period under the STI plan. For more information, see “Overview of Executive Compensation—Compensation Program and Payments in the 2017 Transition Period—December 2016 Retention Program” and “Short-term Incentive Compensation.”

Long-Term Incentive Compensation. Given the inherent difficulty in setting long-term performance metrics in the midst of a restructuring, all long-term incentives granted during the 2017 transition period were in the form of time-based RSUs. For information regarding these awards, see “Overview of Executive Compensation—Compensation Program and Payments in the 2017 Transition Period—Long-term Incentive Compensation.”

Employment Agreements. Only one of the named executives, Mr. Rigdon (a sitting director who served as Tidewater’s president and chief executive officer on an interim basis for a five-month period beginning in October 2017), was party to an employment agreement during the 2017 transition period, details of which may be found under “Overview of Executive Compensation—Compensation Program and Payments in the 2017 Transition Period—Employment Agreement with Mr. Rigdon.” Tidewater has entered into a change of control agreement with each of Messrs. Fanning and Gorski, which provides certain employment protections during a two-year period following the occurrence of certain changes of control of Tidewater. Tidewater’s legacy change of control agreements expired on December 31, 2017 and it entered into new agreements with each officer, effective January 1, 2018, which, among other things, eliminate any legacy rights to excise tax gross-ups and better align with current market practice. For more information, see “Overview of Executive Compensation—Compensation Program and Payments in the 2017 Transition Period—Change of Control Agreements.”

In addition, after the end of the 2017 transition period, Tidewater announced the appointment of John T. Rynd as its new president, chief executive officer, and a director effective March 5, 2018. In connection with his appointment, Tidewater entered into certain compensation arrangements with Mr. Rynd, details of which may be found under “Overview of Executive Compensation—Appointment of New President and CEO in Fiscal 2018.”

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2017

The following table details the outstanding equity awards held by the Tidewater named executives as of December 31, 2017.

Name	Number of Shares or Units[1] (#)		Market Value[2] ($)
Larry T. Rigdon	19,273	[3]	470,261
Jeffrey M. Platt	—		—
Quinn P. Fanning	194,366	[4]	4,742,530
Jeffrey A. Gorski	194,366	[5]	4,742,530

[1]	Represents unvested time-based RSUs held by the named executives. Once vested, each RSU entitles its holder to receive one share of Tidewater common stock.
[2]

The market value of all reported stock awards is based on the closing price of Tidewater common stock on the last trading day of the 2017 transition period, December 29, 2017, as reported on the NYSE ($24.40).

[3]

Mr. Rigdon received two grants during the 2017 transition period (one in September 2017 in consideration of his service as director and one in October 2017 in consideration of his service as interim president and chief executive officer). The employment grant (13,403 RSUs) was scheduled to vest in equal quarterly installments over a one-year period beginning January 16, 2018. One-quarter of these RSUs (3,351) vested on January 16, 2018. Upon the appointment of Mr. Rynd to serve as president and chief executive officer effective March 5, 2018, the vesting of the remainder of Mr. Rigdon’s employment grant was accelerated (10,052 RSUs). Mr. Rigdon’s director grant (5,870 RSUs), like the equity grants made to other non-employee directors, is scheduled to vest on July 31, 2018.

[4]	These RSU grants were negotiated as part of the Restructuring and vest one-third per year on August 18 of each of 2018, 2019, and 2020.
[5]	These RSU grants were negotiated as part of the Restructuring and vest one-third per year on August 18 of each of 2018, 2019, and 2020.

DIRECTOR COMPENSATION

2017 TRANSITION PERIOD DIRECTOR COMPENSATION TABLE

This table reflects all compensation paid to or accrued by each person who served as an independent director of Tidewater during the 2017 transition period (April 1 – December 31, 2017). Therefore, this table does not include information for Mr. Rynd, who was appointed as Tidewater’s president, chief executive officer, and director on March 5, 2018, or for either of Messrs. Platt and Rigdon, each of whom served as an executive officer as well as a director during the 2017 transition period. Information regarding compensation paid to each of Messrs. Platt and Rigdon is disclosed in the 2017 Transition Period Summary Compensation Table in the section titled “Executive Compensation.” A description of the elements of the Tidewater director compensation program follows this table.

Name of Director	Fees Earned or Paid in Cash ($)	Equity Awards[1] ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings[2] ($)	All Other Compensation[3] ($)	Total ($)
Current Directors
Thomas R. Bates, Jr.	44,463	168,763	—	—	213,226
Alan J. Carr	25,632	168,763	—	—	194,395
Randee E. Day	23,539	168,763	—	—	192,302
Dick Fagerstal	29,816	168,763	—	—	198,579
Steven L. Newman	29,816	168,763	—	—	198,579
Former Directors
M. Jay Allison	54,083	—	—	—	54,083
James C. Day	54,083	—	—	—	54,083
Richard T. du Moulin	60,583	—	14,248	—	74,831
Morris E. Foster	55,583	—	—	—	55,583
J. Wayne Leonard	54,083	—	27,115	—	81,198
Richard D. Paterson	59,083	—	—	—	59,083
Richard A. Pattarozzi	69,250	—	8,174	—	77,424
Robert L. Potter	55,583	—	—	—	55,583
Cindy B. Taylor	57,417	—	—	—	57,417
Jack E. Thompson	58,917	—	6,237	5,000	70,154

[1]

The amount in this column reflects the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 of the time-based restricted stock units granted to each of Tidewater’s current non-employee directors for service through the first anniversary of his or her appointment (5,870 RSUs granted to each on September 12, 2017, which will vest on July 31, 2018). At the end of the 2017 transition period, these were the only equity awards held by the current non-employee directors (Messrs. Bates, Carr, Fagerstal, and Newman and Ms. Day). Only the current directors received equity awards during the 2017 transition period. None of Tidewater’s former directors held any equity awards as of December 31, 2017, as each began to receive payout of deferred stock units granted in prior years effective upon his or her July 31, 2017 departure from the board (see below under “Compensation Paid to Non-Employee Members of the Predecessor Board” for more information).

[2]

Amounts in this column reflect the change from the prior fiscal year in pension value for the four former directors who were participants in the legacy Director Retirement Plan (which was frozen and closed to new participants over a decade ago). As noted below under “Compensation Paid to Non-Employee Members of Predecessor Board,” each of these participants began receiving payouts under this program effective with his July 31, 2017 departure from the board.

[3]	This amount represents payments made during the 2017 transition period under the gift matching program, which, as noted below under “Other Benefits,” was suspended for fiscal 2018.

Tidewater currently uses a combination of cash and equity-based compensation to provide competitive compensation for its non-management directors and to enable them to meet their stock ownership guidelines. The form and amount of director compensation is periodically reviewed and assessed by the nominating and corporate governance committee, which is responsible for overseeing the program and would refer any recommended changes to the full board for action. Meridian Compensation Partners, LLC (“Meridian”), which serves as the independent consultant to the compensation committee, also assists the nominating and corporate governance committee and the board in its review of director compensation to help ensure that Tidewater’s director pay levels and program components are in line with competitive market practice.

Compensation Paid to Non-Employee Members of Current Board (effective July 31, 2017). As noted previously, each of Tidewater’s current directors was appointed to serve on the board on July 31, 2017 by operation of the Restructuring Plan. The following chart details the director compensation program effective as of the Emergence Date (payment of all cash amounts was pro-rated for partial year service):

Fee Type	Amount
Annual cash retainer	$56,250 ➢ reduced by 15% effective January 1, 2018

Annual equity-based retainer	$168,750 grant date value, delivered in the form of time-based restricted stock units, which vest at the end of the one-year service period

Additional annual cash retainer for the chair of the board	$50,000

Additional annual cash retainer for the chair of each of the audit and compensation committees	$15,000

Additional annual cash retainer for the chair of the nominating and corporate governance committee	$5,000

The time-based RSUs granted to each of the current directors during transition period 2017 will vest on July 31, 2018, the one-year anniversary of his or her appointment to the board, provided the director remains a member of the board on the vesting date. However, vesting of the award will accelerate if, prior to the vesting date, the director dies, terminates service due to disability, or is willing and able to continue to serve as a director but is either not renominated or not reelected to serve another term.

Compensation Paid to Non-Employee Members of Predecessor Board (through July 31, 2017). For their service during the four months of the 2017 transition period prior to the Emergence Date (April 1, 2017-July 31, 2017), the former directors were entitled to receive the following: (1) an annual cash retainer of $148,750; (2) additional annual cash retainers as follows: $125,000 for the chair of the board, $15,000 for the chairs of the audit and compensation committees, and $10,000 for the chairs of each other committee; and (3) committee meeting fees of $1,500 per meeting. Payment of all cash retainers was pro-rated for partial year service.

As noted above, none of the former directors received any equity compensation awards during the 2017 transition period. However, each held deferred stock units and a deferred cash award that had been granted to him or her in prior years, payout of which was triggered by the director’s departure from the board on the Emergence Date. As of the Emergence Date, the aggregate cash value of these deferred amounts for each director, which will be paid out in accordance with his or her elections, was as follows: Mr. Allison, $137,667; Mr. Day, $135,730; each of Messrs. du Moulin, Leonard, and Pattarozzi, $138,611; Mr. Foster, $128,598; Mr. Paterson, $116,913; Mr. Potter, $121,398; Ms. Taylor, $110,871; and Mr. Thompson, $114,590.

In addition, four of these former directors were participants in the legacy Director Retirement Plan (which has been frozen and closed to new participants since March 31, 2006). Effective with his retirement on July 31, 2017, each of these four directors began receiving benefits under this plan, which will be paid out in accordance with his elections. As of December 31, 2017, the present value of the accumulated benefit for each director was as follows: each of Messrs. du Moulin and Leonard, $62,441; Mr. Pattarozzi, $109,333; and Mr. Thompson, $22,062.

Stock Ownership Guidelines. Tidewater directors are subject to stock ownership guidelines requiring each director to own and hold company common stock worth five times his or her annual cash retainer no later than five years after his or her appointment. Under the guidelines, a director’s annual equity grants count as shares of company common stock. Each of the current directors has until August 1, 2022 to comply with the guidelines.

Other Benefits. Tidewater reimburses all directors for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at board and committee meetings. In addition, directors are generally eligible to participate in Tidewater’s gift matching program on the same terms as employees. Under this program, Tidewater matches a director’s contribution to an educational institution or foundation up to $5,000 per year. However, the gift matching program has been suspended for fiscal 2018.

LEGAL MATTERS

The validity of the shares of Tidewater common stock to be registered will be passed upon by Jones Walker LLP.

EXPERTS

The consolidated financial statements of Tidewater Inc. and subsidiaries as of December 31, 2017 (Successor) and March 31, 2017 (Predecessor), and for the period from August 1, 2017 through December 31, 2017 (Successor), the period from April 1, 2017 through July 31, 2017 (Predecessor), and for the year ended March 31, 2017 (Predecessor), included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to fresh-start reporting). Such consolidated financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

ADDITIONAL INFORMATION AND INFORMATION INCORPORATED BY REFERENCE

Tidewater files annual, quarterly and current reports, proxy statements and other business and financial information with the SEC. You may read and copy any materials that Tidewater files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 (1-800-732-0330) for further information on the Public Reference Room. In addition, Tidewater files reports and other business and financial information with the SEC electronically, and the SEC maintains a website located at http://www.sec.gov containing this information. You will also be able to obtain many of these documents, free of charge, from Tidewater at http://www.tdw.com/ under the “Investor Relations” link and then under the heading “SEC Filings.”

Tidewater has filed a registration statement on Form S-1, of which this prospectus forms a part. Statements contained in this prospectus as to the contents of any contract or other documents referred to in this prospectus are not necessarily complete. In each case, you should refer to the copy of the applicable contract or other document filed as an exhibit to the registration statement. These documents contain important information about the company and its financial condition.

The SEC allows Tidewater to incorporate certain information into this prospectus by reference to other information that has been filed with the SEC. The other information incorporated by reference is deemed to be a part of this prospectus, except for any information that is superseded by information in this prospectus or by more recent information incorporated by reference into this prospectus. The documents that are incorporated by reference contain important information about Tidewater, and you should read this prospectus together with any other documents incorporated by reference in this prospectus.

This prospectus incorporates by reference the following documents that have previously been filed with the SEC by Tidewater (File No. 001-06311):

•

Transition Report on Form 10-KT for the period from April 1, 2017 to December 31, 2017, filed with the SEC on March 15, 2018 (including portions of our Definitive Proxy Statement on Schedule 14A filed on March 22, 2018, to the extent specifically incorporated by reference in such Form 10-KT), as amended by the Current Report on Form 8-K dated August 30, 2018 and filed with the SEC on August 31, 2018;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2018, June 30, 2018 and September 30, 2018;

•

Current Reports on Form 8-K filed on January 30, 2018, February 7, 2018, February 13, 2018, February 21, 2018, February 23, 2018, March 8, 2018, March 20, 2018, March 23, 2018, March 28, 2018, May 3, 2018, May 9, 2018, May 9, 2018, May 29, 2018, June 21, 2018, July 16, 2018, July 17, 2018, August 9, 2018, August 31, 2018, September 6, 2018, September 12, 2018, September 12, 2018, September 17, 2018 and November 2, 2018; and

•

the description of Tidewater’s common stock included in Amendments to our Registration Statement on Form 8-A/A filed with the SEC on May 24, 1993 under the Exchange Act, as amended by Item 5.03 of the Current Report on Form 8-K filed with the SEC on July 31, 2017, and including any amendment or report filed for the purpose of updating such description.

In addition, the SEC allows Tidewater, as a smaller reporting company, to incorporate by reference into this prospectus information filed after the effective date of this registration statement.

Tidewater is incorporating by reference any documents it may subsequently file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after this prospectus is declared effective and prior to the termination of the offering; provided, however, that Tidewater is not incorporating by reference any information furnished (but not filed), except as otherwise specified in the documents containing such information.

You may request copies of this prospectus and any of the documents incorporated by reference herein or certain other information concerning Tidewater, without charge, upon written or oral request to the company’s principal executive officers. The address and telephone number of such principal executive officers are listed below.

Tidewater Inc.

6002 Rogerdale Road

Suite 600

Houston, Texas 77072

Attention: Investor Relations

Telephone: (713) 470-5292

Tidewater has not authorized anyone to give any information or make any representation about the offering or the company that is different from, or in addition to, that contained in this prospectus or in any of the materials that have been incorporated into this prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this prospectus, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this prospectus does not extend to you. The information contained in this prospectus speaks only as of the date of this document unless the information specifically indicates that another date applies.

MATERIAL CHANGES

On November 15, 2018, Tidewater and GulfMark completed the business combination, which was effected as a two-step reverse merger, with (1) GulfMark merging with and into a newly-formed, wholly-owned subsidiary of Tidewater, with GulfMark continuing as the surviving entity and a wholly-owned subsidiary of Tidewater (the “Surviving Corporation”) and then, immediately afterwards, (2) the Surviving Corporation merging with and into a second newly-formed, wholly-owned subsidiary of Tidewater (Gorgon NewCo, LLC, a Delaware limited liability company, or “Gorgon”), with Gorgon continuing as the surviving entity and a direct, wholly-owned subsidiary of Tidewater.

All other schedules are omitted as the required information is inapplicable or the information is presented in the financial statements or the related notes.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934). The company’s internal control system was designed to provide reasonable assurance to the company’s management and Board of Directors regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The company’s management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2017. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013). Based on our assessment we believe that, as of December 31, 2017, the company’s internal control over financial reporting is effective based on those criteria.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Tidewater Inc. and subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Tidewater Inc. and subsidiaries (the “Company”) as of December 31, 2017 (Successor Company balance sheet) and March 31, 2017 (Predecessor Company balance sheet), the related consolidated statements of earnings (loss), comprehensive loss, equity, and cash flows, for the period from August 1, 2017 through December 31, 2017 (Successor Company operations), the period from April 1, 2017 through July 31, 2017, and for the year ended March 31, 2017 (Predecessor Company operations), and the related notes and the schedule listed in the Index at Item 15 (collectively referred to as the “financial statements”). In our opinion, the Successor Company financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the period from August 1, 2017 through December 31, 2017, in conformity with accounting principles generally accepted in the United States of America. Further, in our opinion, the Predecessor Company financial statements referred to above present fairly, in all material respects, the financial position of the Predecessor Company as of March 31, 2017 and the results of its operations and its cash flows for the period from April 1, 2017 through July 31, 2017, and for the year ended March 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Fresh-Start Reporting

As discussed in Note 2 to the financial statements, on July 17, 2017, the Bankruptcy Court entered an order confirming the plan of reorganization which became effective after the close of business on July 31, 2017. Accordingly, the accompanying financial statements have been prepared in conformity with FASB Accounting Standard Codification 852, Reorganizations, for the Successor Company as a new entity with assets, liabilities, and a capital structure having carrying values not comparable with prior periods as described in Note 3 to the financial statements.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas

March 15, 2018 (August 29, 2018 as to the effects of the segment change discussed in Note 17)

We have served as the Company’s auditor since 2004.

TIDEWATER INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and par value data)

	Successor	Predecessor
	December 31, 2017	March 31, 2017
ASSETS
Current assets:
Cash and cash equivalents	$432,035	706,404
Restricted cash	21,300	—
Trade and other receivables, less allowance for doubtful accounts of $1,800 and $16,165 as of December 31, 2017 and March 31, 2017, respectively	114,184	123,262
Due from affiliate	230,315	262,652
Marine operating supplies	28,220	30,560
Other current assets	19,130	18,409

Total current assets	845,184	1,141,287

Investments in, at equity, and advances to unconsolidated companies	29,216	45,115
Net properties and equipment	837,520	2,864,762
Deferred drydocking and survey costs	3,208	—
Other assets	31,052	139,535

Total assets	$1,746,180	4,190,699

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$38,497	31,599
Accrued expenses	54,806	78,121
Due to affiliate	99,448	132,857
Accrued property and liability losses	2,585	3,583
Current portion of long-term debt	5,103	2,034,124
Other current liabilities	19,693	48,429

Total current liabilities	220,132	2,328,713

Long-term debt	443,057	—
Deferred income taxes	—	46,013
Accrued property and liability losses	2,471	10,209
Other liabilities and deferred credits	58,576	154,705

Commitments and Contingencies (Note (14))

Equity:
Predecessor Common stock of $0.10 par value, 125,000,000 shares authorized, 47,121,304 shares issued and outstanding at March 31, 2017	—	4,712
Predecessor Additional paid-in capital	—	165,221
Successor Common stock of $0.001 par value, 125,000,000 shares authorized, 22,115,916 shares issued and outstanding at December 31, 2017	22	—
Successor Additional paid-in capital	1,059,120	—
Retained (deficit) earnings	(39,266)	1,475,329
Accumulated other comprehensive loss	(147)	(10,344)

Total stockholders’ equity	1,019,729	1,634,918
Noncontrolling interests	2,215	16,141

Total equity	1,021,944	1,651,059

Total liabilities and equity	$1,746,180	4,190,699

See accompanying Notes to Consolidated Financial Statements.

TIDEWATER INC.

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

(In thousands, except share and per share data)

	Successor	Predecessor
	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through July 31, 2017	Year Ended March 31, 2017
Revenues:
Vessel revenues	$171,884	146,597	583,816
Other operating revenues	6,869	4,772	17,795

	178,753	151,369	601,611

Costs and expenses:
Vessel operating costs	120,502	116,438	359,171
Costs of other operating revenues	3,792	2,348	12,729
General and administrative	46,619	41,832	145,879
Vessel operating leases	1,215	6,165	33,766
Depreciation and amortization	20,337	47,447	167,291
Gain on asset dispositions, net	(6,616)	(3,561)	(24,099)
Asset impairments	16,777	184,748	484,727

	202,626	395,417	1,179,464

Operating loss	(23,873)	(244,048)	(577,853)
Other income (expenses):
Foreign exchange loss	(407)	(3,181)	(1,638)
Equity in net earnings of unconsolidated companies	2,130	4,786	5,710
Interest income and other, net	2,771	2,384	5,193
Reorganization items	(4,299)	(1,396,905)	—
Interest and other debt costs, net	(13,009)	(11,179)	(75,026)

	(12,814)	(1,404,095)	(65,761)

Loss before income taxes	(36,687)	(1,648,143)	(643,614)
Income tax (benefit) expense	2,039	(1,234)	6,397

Net loss	$(38,726)	(1,646,909)	(650,011)
Less: Net income attributable to noncontrolling interests	540	—	10,107

Net loss attributable to Tidewater Inc.	$(39,266)	(1,646,909)	(660,118)

Basic loss per common share	$(1.82)	(34.95)	(14.02)

Diluted loss per common share	$(1.82)	(34.95)	(14.02)

Weighted average common shares outstanding	21,539,143	47,121,330	47,071,066
Dilutive effect of stock options and restricted stock	—	—	—

Adjusted weighted average common shares	21,539,143	47,121,330	47,071,066

See accompanying Notes to Consolidated Financial Statements.

TIDEWATER INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Successor	Predecessor
(In thousands)	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through July 31, 2017	Year Ended March 31, 2017
Net loss	$(38,726)	(1,646,909)	(650,011)
Other comprehensive income (loss):
Unrealized gains (losses) on available for sale securities, net of tax of $0, 0 and $61, respectively	256	163	113
Change in loss on derivative contract, net of tax of $0, $0 and $823, respectively	—	—	1,530
Change in supplemental executive retirement plan pension liability, net of tax of $0, $0 and ($927), respectively	(1,582)	(536)	(1,721)
Change in pension plan minimum liability, net of tax of $0, $0 and $215, respectively	(357)	(594)	399
Change in other benefit plan minimum liability, net of tax of $0, $0 and ($2,046), respectively	1,536	(1,468)	(3,799)

Total comprehensive loss	$(38,873)	(1,649,344)	(653,489)

See accompanying Notes to Consolidated Financial Statements.

TIDEWATER INC.

CONSOLIDATED STATEMENTS OF EQUITY

(In thousands)	Common stock	Additional paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive loss	Non controlling interest	Total
Balance at March 31, 2016 (Predecessor)	$4,707	166,604	2,135,075	(6,866)	6,034	2,305,554
Total comprehensive loss	—	—	(660,118)	(3,478)	10,107	(653,489)
Stock option activity	—	1,146	—	—	—	1,146
Amortization/cancellation of restricted stock units	5	(2,529)	372	—	—	(2,152)

Balance at March 31, 2017 (Predecessor)	$4,712	165,221	1,475,329	(10,344)	16,141	1,651,059
Total comprehensive loss	—	—	(1,646,909)	(2,435)	—	(1,649,344)
Stock option expense	—	390	—	—	—	390
Cancellation/forfeiture of restricted stock units	—	1,254	—	—	—	1,254
Amortization of restricted stock units	—	2	—	—	—	2
Cash paid to noncontrolling interests	—	—	—	—	(1,200)	(1,200)

Balance at July 31, 2017 (Predecessor)	$4,712	166,867	(171,580)	(12,779)	14,941	2,161

Cancellation of Predecessor equity	(4,712)	(166,867)	171,580	12,779	(13,266)	(486)

Balance at July 31, 2017 (Predecessor)	$—	—	—	—	1,675	1,675

Issuance of Successor common stock and warrants	$18	1,055,391	—	—	—	1,055,409
Balance at August 1, 2017 (Successor)	$18	1,055,391	—	—	1,675	1,057,084
Total comprehensive loss	—	—	(39,266)	(147)	540	(38,873)
Issuance of common stock	4	(2)	—	—	—	2
Amortization/cancellation of restricted stock units	—	3,731	—	—	—	3,731

Balance at December 31, 2017 (Successor)	$22	1,059,120	(39,266)	(147)	2,215	1,021,944

See accompanying Notes to Consolidated Financial Statements.

TIDEWATER INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Successor	Predecessor
(In thousands)	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through July 31, 2017	Year Ended March 31, 2017
Operating activities:
Net loss	$(38,726)	(1,646,909)	(650,011)
Adjustments to reconcile net loss to net cash provided by operating activities:
Reorganization items (non-cash)	—	1,368,882	—
Depreciation and amortization	20,131	47,447	167,291
Amortization of deferred drydocking and survey costs	206	—	—
Amortization of debt premiums and discounts	(715)	—	—
Provision for deferred income taxes	—	(5,543)	(2,200)
Gain on asset dispositions, net	(6,616)	(3,561)	(24,099)
Asset impairments	16,777	184,748	484,727
Changes in investments in, at equity, and advances to unconsolidated companies	(4,531)	(4,252)	(7,613)
Compensation expense – stock based	3,731	1,707	3,278
Excess tax (benefit) liability on stock options exercised	—	—	4,927
Changes in operating assets and liabilities, net:
Trade and other receivables	2,312	6,286	104,829
Changes in due to/from affiliate, net	(2,373)	1,301	20,829
Marine operating supplies	1,229	88	2,285
Other current assets	10,305	(1,840)	(12,523)
Accounts payable	(1,259)	8,157	(17,531)
Accrued expenses	(24,896)	17,245	(18,687)
Accrued property and liability losses	(176)	(822)	262
Other current liabilities	(4,026)	(2,337)	(26,658)
Other liabilities and deferred credits	(1,089)	2,884	(2,657)
Other, net	(5,830)	4,932	3,372

Net cash provided by (used in) operating activities	(35,546)	(21,587)	29,821

Cash flows from investing activities:
Proceeds from sales of assets	32,742	2,172	14,797
Additions to properties and equipment	(9,834)	(2,265)	(25,499)
Payments related to novated vessel construction contract	—	5,272	—
Refunds from cancelled vessel construction contracts	—	—	25,565

Net cash provided by investing activities	22,908	5,179	14,863

Cash flows from financing activities:
Principal payments on long-term debt	(1,176)	(5,124)	(10,069)
Cash payments to General Unsecured Creditors	(93,719)	(122,806)	—
Cash received for issuance of common stock	2	—	—
Other	—	(1,200)	(6,649)

Net cash used in financing activities	(94,893)	(129,130)	(16,718)

Net change in cash, cash equivalents and restricted cash	(107,531)	(145,538)	27,966
Cash, cash equivalents and restricted cash at beginning of period	560,866	706,404	678,438

Cash, cash equivalents and restricted cash at end of period	$453,335	560,866	706,404

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest, net of amounts capitalized	$8,223	1,577	70,687
Income taxes	$4,654	4,740	26,916
Supplemental disclosure of noncash investing activities:
Additions to properties and equipment	$—	—	5,047

See accompanying Notes to Consolidated Financial Statements.

(1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The company provides offshore service vessels and marine support services to the global offshore energy industry through the operation of a diversified fleet of offshore marine service vessels. The company’s revenues, net earnings and cash flows from operations are dependent upon the activity level of the vessel fleet. Like other energy service companies, the level of the company’s business activity is driven by the level of drilling and exploration activity by our customers. Our customers’ activity, in turn, is dependent on crude oil and natural gas prices, which fluctuate depending on respective levels of supply and demand for crude oil and natural gas.

Principles of Consolidation

The consolidated financial statements include the accounts of Tidewater Inc. and its subsidiaries. Intercompany balances and transactions are eliminated in consolidation.

Change to Fiscal Year End

On September 12, 2017, the Board of Directors approved changing the company’s fiscal year from a fiscal year ending on March 31 to a fiscal year ending on December 31, beginning with the period ending December 31, 2017. These financial statements cover the period from April 1, 2017 to December 31, 2017, which is the period between the close of the company’s immediately prior fiscal year and the opening date of the company’s newly selected fiscal year.

Fresh Start Accounting

Upon emergence from Chapter 11 bankruptcy, the company adopted fresh-start accounting in accordance with provisions of the Financial Accounting Standards Board’s (FASB) Accounting Standards Codification (ASC) No. 852, “Reorganizations” (ASC 852), which resulted in the company becoming a new entity for financial reporting purposes on July 31, 2017 (the “Effective Date”). Upon the adoption of fresh-start accounting, the company’s assets and liabilities were recorded at their fair values as of July 31, 2017. As a result of the adoption of fresh-start accounting, the company’s consolidated financial statements subsequent to July 31, 2017 are not comparable to its consolidated financial statements on and prior to July 31, 2017. Refer to Note (3), “Fresh-start Accounting,” for further details on the impact of fresh-start accounting on the company’s consolidated financial statements.

References to “Successor” or “Successor Company” relate to the financial position and results of operations of the reorganized company subsequent to July 31, 2017. References to “Predecessor” or “Predecessor Company” relate to the financial position and results of operations of the company through July 31, 2017.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The accompanying consolidated financial statements include estimates for allowance for doubtful accounts, useful lives of property and equipment, income tax provisions, impairments, commitments and contingencies and certain accrued liabilities. We evaluate our estimates and assumptions on an ongoing basis based on a combination of historical information and various other assumptions that are considered reasonable under the particular circumstances, the results of which form the basis for making judgments about carrying values of assets and liabilities that are not readily apparent from other sources. These accounting policies involve judgment and uncertainties to such an extent that there is reasonable likelihood that materially different amounts could have been reported under different conditions or if different assumptions had been used and, as such, actual results may differ from these estimates.

Cash Equivalents

The company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Restricted Cash

The company considers cash as restricted when there are contractual agreements that govern the use or withdrawal of the funds.

Marine Operating Supplies

Marine operating supplies, which consist primarily of operating parts and supplies for the company’s vessels as well as fuel, are stated at the lower of weighted-average cost or net realizable value.

Properties and Equipment

Depreciation and Amortization

Properties and equipment are stated at their fair market values upon emergence from Chapter 11 bankruptcy in accordance with fresh-start accounting. Upon emergence from Chapter 11 bankruptcy, the Successor Company, to better reflect the current offshore supply vessel market, updated the estimated useful lives for and the assumed salvage values for certain vessels. Depreciation is computed primarily on the straight-line basis beginning with the date construction is completed, with salvage values of 7.5% for marine equipment, using estimated useful lives of 10 - 20 years for marine equipment (from date of construction) and 3 - 10 years for other properties and equipment. Depreciation is provided for all vessels unless a vessel meets the criteria to be classified as held for sale. Estimated remaining useful lives are reviewed when there has been a change in circumstances that indicates the original estimated useful life may no longer be appropriate. Upon retirement or disposal of a fixed asset, the costs and related accumulated depreciation are removed from the respective accounts and any gains or losses are included in our consolidated statements of earnings.

Maintenance and Repairs

The majority of the company’s vessels require certification inspections twice in every five year period. Concurrent with emergence from Chapter 11 bankruptcy, the Successor Company adopted a new policy for the recognition of the costs of planned major maintenance activities incurred to ensure compliance with applicable regulations and maintain certifications for vessels with classification societies. These costs include drydocking and survey costs necessary to maintain certifications. These recertification costs are typically incurred while the vessel is in drydock and may be incurred concurrent with other vessel maintenance and improvement activities. Costs related to the recertification of vessels are deferred and amortized over 30 months on a straight-line basis. The company’s previous policy (Predecessor) was to expense vessel recertification costs in the period incurred.

Maintenance costs incurred at the time of the recertification drydocking that are not related to the recertification of the vessel are expensed as incurred.

Costs related to vessel improvements that either extend the vessel’s useful life or increase the vessel’s functionality are capitalized and depreciated. Vessel modifications that are performed for a specific customer contract are capitalized and amortized over the firm contract term. Major modifications to equipment that are being performed not only for a specific customer contract are capitalized and amortized over the remaining life of the equipment.

Net Properties and Equipment

The following are summaries of net properties and equipment:

	Successor	Predecessor
(In thousands)	December 31, 2017	March 31, 2017
Properties and equipment:
Vessels and related equipment	$850,268	$3,407,760
Other properties and equipment	5,710	69,670

	855,978	3,477,430
Less accumulated depreciation and amortization	18,458	612,668

Net properties and equipment	$837,520	$2,864,762

	Successor		Predecessor
	December 31, 2017		March 31, 2017
	Number Of Vessels(B)	Carrying Value	Number Of Vessels(B)	Carrying Value
		(In thousands)		(In thousands)
Owned vessels in active service	138	$632,978	143	$1,990,049
Stacked vessels	89	189,710	101	793,606
Marine equipment and other assets under construction		9,501		53,611
Other property and equipment(A)		5,331		27,496

Totals	227	$837,520	244	$2,864,762

(A)	Other property and equipment at March 31, 2017 includes eight remotely operated vehicles, all of which were sold in December 2017.
(B)	Vessel count excludes vessels operated under sale leaseback agreements.

The company considers a vessel to be stacked if the vessel crew is disembarked and limited maintenance is being performed on the vessel. The company reduces operating costs by stacking vessels when management does not foresee opportunities to profitably or strategically operate the vessels in the near future. Vessels are added to this list when market conditions warrant and they are removed from this list when they are returned to active service, sold or otherwise disposed. When economically practical marketing opportunities arise, the stacked vessels can be returned to service by performing any necessary maintenance on the vessel and returning fleet personnel to operate the vessel. Although not currently fulfilling charters, stacked vessels are considered to be in service and are included in the calculation of the company’s utilization statistics. Stacked vessels at December 31, 2017 and March 31, 2017 had an average age of 11.0 and 11.5 years, respectively.

All vessels are classified in the company’s consolidated balance sheets in Properties and Equipment. No vessels are classified as held for sale because no vessel meets the criteria.

Impairment of Long-Lived Assets

The company reviews the vessels in its active fleet for impairment whenever events occur or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. In such evaluation, the estimated future undiscounted cash flows generated by an asset group are compared with the carrying amount of the asset group to determine if a write-down may be required. With respect to vessels that are expected to remain in active service, we group together for impairment testing purposes vessels with similar operating and marketing characteristics.

The company estimates cash flows based upon historical data adjusted for the company’s best estimate of expected future market performance, which, in turn, is based on industry trends. If an asset group fails the undiscounted cash flow test, the company estimates the fair value of each asset group and compares such estimated fair value, considered Level 3, as defined by ASC 820, Fair Value Measurements and Disclosures, to the carrying value of each asset group in order to determine if impairment exists. If an asset group fails the undiscounted cash flow test, management derives the fair value of the asset group by estimating the fair value for each vessel in the group, considering items such as age, vessel class supply and demand, and recent sales of similar vessels among other factors and for vessels with more significant carrying values we may obtain third-party appraisals for use by management in determining a vessel’s fair value. If impairment exists, the carrying value of the asset group is reduced to its estimated fair value.

The primary estimates and assumptions used in reviewing active vessel groups for impairment and estimating undiscounted cash flows include utilization rates, average day rates, and average daily operating expenses. These estimates are made based on recent actual trends in utilization, day rates and operating costs and reflect management’s best estimate of expected market conditions during the period of future cash flows. These assumptions and estimates have changed considerably as market conditions have changed, and they are reasonably likely to continue to change as market conditions change in the future. Although the company believes its assumptions and estimates are reasonable, deviations from the assumptions and estimates could produce materially different results. Management estimates may vary considerably from actual outcomes due to future adverse market conditions or poor operating results that could result in the inability to recover the current carrying value of an asset group, thereby possibly requiring an impairment charge in the future. As the company’s fleet continues to age, management closely monitors the estimates and assumptions used in the impairment analysis in order to properly identify evolving trends and changes in market conditions that could impact the results of the impairment evaluation.

In addition to the periodic review of its active long-lived assets for impairment when circumstances warrant, the company also performs a review of its stacked vessels not expected to return to active service whenever changes in circumstances indicate that the carrying amount of a stacked vessel may not be recoverable. Management estimates the fair value of each vessel not expected to return to active service (considered Level 3, as defined by ASC 820, Fair Value Measurements and Disclosures) by considering items such as the vessel’s age, length of time stacked, likelihood of a return to active service, actual recent sales of similar vessels, among others. For vessels with more significant carrying values, we obtain an estimate of the fair value of the stacked vessel from third-party appraisers or brokers for use in our determination of fair value estimates. The company records an impairment charge when the carrying value of a stacked vessel not expected to return to active service exceeds its estimated fair value. The estimates of fair value of stacked vessels are also subject to significant variability, are sensitive to changes in market conditions, and are reasonably likely to change in the future. Refer to Note (19) of “Notes to Consolidated Financial Statements” included in this prospectus for a discussion on asset impairments.

Accrued Property and Liability Losses

The company’s insurance subsidiary establishes case-based reserves for estimates of reported losses on direct business written, estimates received from ceding reinsurers, and reserves based on past experience of unreported losses. Such losses principally relate to the company’s vessel operations and are included as a component of vessel operating costs in the consolidated statements of earnings. The liability for such losses and the related reimbursement receivable from reinsurance companies are classified in the consolidated balance sheets into current and noncurrent amounts based upon estimates of when the liabilities will be settled and when the receivables will be collected.

The following table discloses the total amount of current and long-term liabilities related to accrued property and liability losses not subject to reinsurance recoverability, but considered payable:

	Successor	Predecessor
(In thousands)	December 31, 2017	March 31, 2017
Accrued property and liability losses	$5,056	13,792

Pension and Other Postretirement Benefits

The company follows the provisions of ASC 715, Compensation—Retirement Benefits, and uses a December 31 measurement date for determining net periodic benefit costs, benefit obligations and the fair value of plan assets. Net periodic pension costs and accumulated benefit obligations are determined using a number of assumptions including the discount rates used to measure future obligations and expenses, the rate of compensation increases, retirement ages, mortality rates, expected long-term return on plan assets, health care cost trends, and other assumptions, all of which have a significant impact on the amounts reported.

The company’s pension cost consists of service costs, interest costs, expected returns on plan assets, amortization of prior service costs or benefits and actuarial gains and losses. The company considers a number of factors in developing its pension assumptions, including an evaluation of relevant discount rates, expected long-term returns on plan assets, plan asset allocations, expected changes in wages and retirement benefits, analyses of current market conditions and input from actuaries and other consultants.

For the long-term rate of return, assumptions are developed regarding the expected rate of return on plan assets based on historical experience and projected long-term investment returns, which consider the plan’s target asset allocation and long-term asset class return expectations. Assumptions for the discount rate use the equivalent single discount rate based on discounting expected plan benefit cash flows using the Mercer Bond Index Curve. For the projected compensation trend rate, short-term and long-term compensation expectations for participants, including salary increases and performance bonus payments are considered. For the health care cost trend rate for other postretirement benefits, assumptions are established for health care cost trends, applying an initial trend rate that reflects recent historical experience and broader national statistics with an ultimate trend rate that assumes that the portion of gross domestic product devoted to health care eventually becomes constant. Refer to Note (8) of “Notes to Consolidated Financial Statements” included in this prospectus for a complete discussion on compensation—retirement benefits.

Income Taxes

Income taxes are accounted for in accordance with the provisions of ASC 740, Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred taxes are not provided on undistributed earnings of certain non-U.S. subsidiaries and business ventures because the company considers those earnings to be permanently invested abroad (provisionally as noted above). Refer to Note (6) of “Notes to Consolidated Financial Statements” included in this prospectus for a complete discussion on income taxes.

Revenue Recognition

The company’s primary source of revenue is derived from time charter contracts of its vessels on a rate per day of service basis; therefore, vessel revenues are recognized on a daily basis throughout the contract period. These vessel time charter contracts are generally either on a term basis (ranging from three months to three years) or on a “spot” basis. The base rate of hire for a term contract is generally a fixed rate, provided, however, that term contracts at times include escalation clauses to recover specific additional costs. A spot contract is a short-term agreement to provide offshore marine services to a customer for a specific short-term job. Spot contract terms generally range from one day to three months. Vessel revenues are recognized on a daily basis throughout the contract period. There are no material differences in the cost structure of the company’s contracts based on whether the contracts are spot or term for the operating costs are generally the same without regard to the length of a contract.

Operating Costs

Vessel operating costs are incurred on a daily basis and consist primarily of costs such as crew wages; repair and maintenance; insurance and loss reserves; fuel, lube oil and supplies; and other vessel expenses, which include but are not limited to costs such as brokers’ commissions, training costs, agent fees, port fees, canal transit fees, temporary importation fees, vessel certification fees, and satellite communication fees. Repair and maintenance costs include both routine costs and major repairs carried out during drydockings, which occur during the initial economic useful life of the vessel. Vessel operating costs are recognized as incurred on a daily basis.

Foreign Currency Translation

The U.S. dollar is the functional currency for all of the company’s existing international operations, as transactions in these operations are predominately denominated in U.S. dollars. Foreign currency exchange gains and losses from the revaluation of the company’s foreign currency denominated monetary assets and liabilities are included in the consolidated statements of earnings.

Earnings Per Share

The company follows ASC 260, Earnings Per Share and reports both basic earnings per share and diluted earnings per share. The calculation of basic earnings per share is computed based on the weighted average number of shares of common stock outstanding and shares issuable upon the exercise of Creditor Warrants held by U.S. citizens. Dilutive earnings per share is computed based on the weighted average number of shares of common stock plus the effect of dilutive potential common shares outstanding during the period using the treasury stock method. Diluted earnings per share includes the dilutive effect of stock options and restricted stock grants (both time and performance based) awarded as part of the company’s share-based compensation and incentive plans. Per share amounts disclosed in these Notes to Consolidated Financial Statements, unless otherwise indicated, are on a diluted basis. Refer to Note (12) of “Notes to Consolidated Financial Statements” included in this prospectus for additional information.

Concentrations of Credit Risk

The company’s financial instruments that are exposed to concentrations of credit risk consist primarily of trade and other receivables from a variety of domestic, international and national energy companies, including reinsurance companies for recoverable insurance losses. The company manages its exposure to risk by performing ongoing credit evaluations of its customers’ financial condition and may at times require prepayments or other forms of collateral. The company maintains an allowance for doubtful accounts for potential losses based on expected collectability and does not believe it is generally exposed to concentrations of credit risk that are likely to have a material adverse impact on the company’s financial position, results of operations, or cash flows.

Stock-Based Compensation

The company follows ASC 718, Compensation—Stock Compensation, for the expensing of stock options and other share-based payments. This topic requires that stock-based compensation transactions be accounted for using a fair-value-based method. The company uses the Black-Scholes option-pricing model to determine the fair-value of stock-based awards. Refer to Note (10) for a complete discussion on stock-based compensation.

Comprehensive Income

The company reports total comprehensive income and its components in the financial statements in accordance with ASC 220, Comprehensive Income. Total comprehensive income represents the net change in stockholders’ equity during a period from sources other than transactions with stockholders and, as such, includes net earnings. For the company, accumulated other comprehensive income is comprised of unrealized gains and losses on available-for-sale securities and derivative financial instruments, currency translation adjustment and any minimum pension liability for the company’s U.S. Defined Benefits Pension Plan and Supplemental Executive Retirement Plan. Refer to Note (11) of “Notes to Consolidated Financial Statements” included in this prospectus for a complete discussion on comprehensive income.

Derivative Instruments and Hedging Activities

The company periodically utilizes derivative financial instruments to hedge against foreign currency denominated assets and liabilities and currency commitments. These transactions generally include forward currency contracts or interest rate swaps that are entered into with major financial institutions. Derivative financial instruments are intended to reduce the company’s exposure to foreign currency exchange risk and interest rate risk.

The company records derivative financial instruments in its consolidated balance sheets at fair value as either assets or liabilities. The accounting for changes in the fair value of a derivative instrument depends on the intended use of the derivative and the resulting designation, which is established at the inception of a derivative. The company formally documents, at the inception of a hedge, the hedging relationship and the entity’s risk management objective and strategy for undertaking the hedge, including identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged, the method used to assess effectiveness and the method that will be used to measure hedge ineffectiveness of derivative instruments that receive hedge accounting treatment.

For derivative instruments designated as foreign currency or interest rate hedges (cash flow hedge), changes in fair value, to the extent the hedge is effective, are recognized in other comprehensive income until the hedged item is recognized in earnings. Hedge effectiveness is assessed quarterly based on the total change in the derivative’s fair value. Amounts representing hedge ineffectiveness are recorded in earnings. Any change in fair value of derivative financial instruments that are speculative in nature and do not qualify for hedge accounting treatment is also recognized immediately in earnings. Proceeds received upon termination of derivative financial instruments qualifying as fair value hedges are deferred and amortized into income over the remaining life of the hedged item using the effective interest rate method.

Fair Value Measurements

The company follows the provisions of ASC 820, Fair Value Measurements and Disclosures, for financial assets and liabilities that are measured and reported at fair value on a recurring basis. ASC 820 establishes a hierarchy for inputs used in measuring fair value. Fair value is calculated based on assumptions that market participants would use in pricing assets and liabilities and not on assumptions specific to the entity. The statement requires that each asset and liability carried at fair value be classified into one of the following categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data

Level 3: Unobservable inputs that are not corroborated by market data

Subsequent Events

The company evaluates subsequent events through the time of our filing on the date we issue financial statements.

Accounting Pronouncements

From time to time new accounting pronouncements are issued by the FASB that are adopted by the company as of the specified effective date. Unless otherwise discussed, management believes that the impact of recently issued standards, which are not yet effective, will not have a material impact on the company’s consolidated financial statements upon adoption.

In March 2017, the FASB issued ASU 2017-7, Compensation – Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Costs and Net Periodic Postretirement Benefit Costs, This new guidance amends the requirements related to the income statement presentation of the components of net periodic benefit cost for an entity’s sponsored defined benefit pension and other postretirement plans. This new guidance was effective for the company in January 2018. The adoption of this guidance requires a retrospective approach and is not expected to have a material effect on the company’s consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which is intended to reduce the diversity in practice related to the presentation of restricted cash in the statement of cash flows. This new guidance is effective for the company in January 2018. The company has early adopted this standard as of December 2017. The company has applied this guidance on a retrospective basis without material impact on its prior year consolidated financial statements.

In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory, which removes the prohibition in ASC 740 against the immediate recognition of the current and deferred income tax effects of intra-entity transfers of assets other than inventory. This new guidance is effective for the company in January 2018. The adoption of this guidance requires a modified retrospective approach and is not expected to have a material effect on the company’s consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which amends ASC 230 to add or clarify guidance on the classification of certain specific types of cash receipts in the statement of cash flows with the intent of reducing diversity in practice. This new guidance is effective for the company in January 2018. The adoption of this guidance requires a retrospective approach and is not expected to have a material effect on the company’s consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, which simplifies several aspects of accounting for share-based payment transactions, including the accounting for income taxes, forfeitures and statutory tax withholding requirements, as well as classification in the statement of cash flows. Under this new guidance an entity recognizes all excess tax benefits and deficiencies as income tax expense or benefit in the income statement. The company adopted this new guidance in April 2017. The adoption of this guidance did not have a material effect on the company’s consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases, which amended guidance for lease arrangements in order to increase transparency and comparability by providing additional information to users of financial statements regarding an entity’s leasing activities. The revised guidance requires reporting entities to recognize lease assets and lease liabilities on the balance sheet for substantially all lease arrangements. Additionally, the company’s vessel contracts may contain a lease component and if so the company would then recognize a portion of its revenue related to that contract as lease revenue. Non-lease components will be recognized in accordance with ASU 2014-09. The new guidance is effective for the company in January 2019. The company expects to use the modified retrospective approach for adoption and is currently evaluating the impact of adopting this guidance on its consolidated financial statements.

In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes, which simplifies the presentation of deferred income taxes and requires that deferred tax assets and liabilities be classified as non-current on the balance sheet. No prior periods would be retrospectively adjusted. The company adopted this new guidance in April 2017. The adoption of this guidance did not have a material effect on the company’s consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. ASU 2014-09 supersedes prior revenue recognition guidance and provides a five step recognition framework that will require entities to recognize the amount of revenue to which it expects to be entitled for the transfer of goods and services. This new revenue standard will be effective for the company in January 2018 and will be adopted using the modified retrospective approach. The company has determined that in instances where mobilization revenue (fees paid by a customer for the relocation of a vessel prior to the start of a charter contract) is a component of vessel charter contracts, the company should defer that revenue as a liability and recognize it consistent with the pattern of revenue recognition (primarily on a straight-line basis) over the life of the vessel’s charter. The company has also evaluated the impact of adopting this standard on January 1, 2018, and determined that there would be an immaterial adjustment to the beginning accumulated deficit for deferred mobilization and demobilization revenue. The necessary changes to the company’s business processes, systems and controls to support recognition and disclosure of this ASU upon adoption on January 1, 2018 have been implemented. Based on the criteria of ASU 2016-02, the company’s vessel charter contracts may contain a lease component and if so, revenue recognition of that portion of the contract would be accounted for as lease revenue while any service components of the contract would be accounted for under ASU 2014-09.

(2) CHAPTER 11 PROCEEDINGS AND EMERGENCE

On July 31, 2017, the company and certain of its subsidiaries that had been named as additional debtors in the Chapter 11 proceedings emerged from bankruptcy after successfully completing its reorganization pursuant to the Second Amended Joint Prepackaged Chapter 11 Plan of Reorganization of Tidewater and its Affiliated Debtors (the “Plan”). The Plan was confirmed on July 17, 2017 by the Bankruptcy Court.

During the bankruptcy proceedings from the Petition Date to the Effective Date, the Debtors operated as “debtors-in-possession” in accordance with applicable provisions of the Bankruptcy Code. The company operated in the ordinary course of business pursuant to motions filed by the Debtors and granted by the Bankruptcy Court.

Upon emergence of the company from bankruptcy:

•

The lenders under the company’s Fourth Amended and Restated Revolving Credit Agreement, dated as of June 21, 2013 (the “Credit Agreement”), the holders of senior notes, and the lessors from whom the company leased 16 vessels (the “Sale Leaseback Parties”) (collectively, the “General Unsecured Creditors” and the claims thereof, the “General Unsecured Claims”) received their pro rata share of (a) $225 million of cash, (b) subject to the limitations discussed below, common stock and, if applicable, warrants (the “New Creditor Warrants”) to purchase common stock, representing 95% of the common equity in the reorganized company (subject to dilution by a management incentive plan and the exercise of warrants issued to existing stockholders under the Plan as described below); and (c) new 8% fixed rate secured notes due in 2022 in the aggregate principal amount of $350 million (the “New Secured Notes”).

•

The company’s existing shares of common stock were cancelled. Existing common stockholders of the company received their pro rata share of common stock representing 5% of the common equity in the reorganized company (subject to dilution by a management incentive plan and the exercise of warrants issued to existing stockholders under the Plan) and six year warrants to purchase additional shares of common stock of the reorganized company. These warrants were issued in two tranches, with the first tranche (the “Series A Warrants”) being exercisable immediately, at an exercise price of $57.06 per share, and the second tranche (the “Series B Warrants”) being exercisable immediately, at an exercise price of $62.28 per share. The Series A Warrants are exercisable for 2.4 million shares of common stock while the Series B Warrants are exercisable for 2.6 million shares of common stock. The Series A Warrants and the Series B Warrants do not grant the holder thereof any voting or control rights or dividend rights, or contain any negative covenants restricting the operation of the company’s business and are subject to the restrictions in the company’s new certificate of incorporation that prohibits the exercise of such warrants where such exercise would cause the total number of shares held by non-U.S. citizens to exceed 24%. If, during the six-month period immediately preceding the Series A and Series B Warrants’ termination date, a non-U.S. Citizen is precluded from exercising the warrant because of the foreign ownership limitations, then the holder thereof may exercise and receive, in lieu of shares of common stock, warrants identical in all material respects to the New Creditor Warrants, with one such warrant being issued for each share of common stock into which Series A or Series B Warrants were otherwise convertible.

•

To assure the continuing ability of certain vessels owned by the company’s subsidiaries to engage in U.S. coastwise trade, the number of shares of the company’s common stock that was otherwise issuable to the allowed General Unsecured Creditors was adjusted to assure that the foreign ownership limitations of the United States Jones Act are not exceeded. The Jones Act requires any corporation that engages in coastwise trade be a U.S. citizen within the meaning of that law, which requires, among other things, that the aggregate ownership of common stock by non-U.S. citizens within the meaning of the Jones Act be not more than 25% of its outstanding common stock. The Plan required that, at the time the company emerged from bankruptcy, not more than 22% of the common stock will be held by non-U.S. citizens. To that end, the Plan provided for the issuance of a combination of common stock of the reorganized company and the New Creditor Warrants to purchase common stock of the reorganized company on a pro rata basis to any non-U.S. citizen among the allowed General Unsecured Creditors whose ownership of common stock, when combined with the shares to be issued to existing Tidewater stockholders that are non-U.S. citizens, would otherwise cause the 22% threshold to be exceeded. The New Creditor Warrants do not grant the holder thereof any voting or control rights or dividend rights, or contain any negative covenants restricting the operation of the company’s business. Generally, the New Creditor Warrants are exercisable immediately at a nominal exercise price, subject to restrictions contained in the Warrant Agreement between the company and the warrant agent regarding the New Creditor Warrants designed to assure the company’s continuing eligibility to engage in coastwise trade under the Jones Act that prohibit the exercise of such warrants where such exercise would cause the total number of shares held by non-U.S. citizens to exceed 24%. The company has established, under its charter and through Depository Trust Corporation (DTC), appropriate measures to assure compliance with these ownership limitations.

•	The undisputed claims of other unsecured creditors such as customers, employees, and vendors, were paid in full in the ordinary course of business (except as otherwise agreed among the parties).

As of July 31, 2017, the date of the company’s emergence from Chapter 11 bankruptcy (the “Effective Date”), the company and the Sale Leaseback Parties had not reached agreement with respect to the amount of the Sale Leaseback Claims, and a portion of the emergence consideration (including cash, New Creditor Warrants and New Secured Notes, and based on up to $260.2 million of possible additional Sale Leaseback Claims) was set aside to allow for the settlement and payout of the Sale Leaseback Parties’ claims as they were settled. The company successfully reached agreement with the Sale Leaseback Parties between August and November 2017. Pursuant to such settlements, approximately $233.6 million of additional Sale Leaseback Claims were allowed and emergence consideration was paid to the Sale Leaseback Parties as each claim was settled. The remaining emergence consideration withheld was distributed pro-rata to holders of allowed General Unsecured Claims, including the remaining Sale Leaseback Parties, in December 2017 and January 2018.

(3) FRESH-START ACCOUNTING

Upon the company’s emergence from Chapter 11 bankruptcy, the company qualified for and adopted fresh-start accounting in accordance with the provisions set forth in ASC 852 as (i) holders of existing shares of the Predecessor immediately before the Effective Date received less than 50 percent of the voting shares of the Successor entity and (ii) the reorganization value of the Successor was less than its post-petition liabilities and estimated allowed claims immediately before the Effective Date.

Refer to Note (2), “Chapter 11 Proceedings and Emergence,” for the terms of the Plan. Fresh-start accounting requires the company to present its assets, liabilities, and equity as if it were a new entity upon emergence from bankruptcy. The new entity is referred to as “Successor”. The implementation of the Plan and the application of fresh-start accounting materially changed the carrying amounts and classifications reported in the company’s consolidated financial statements and resulted in the company becoming a new entity for financial reporting purposes. As a result of the application of fresh-start accounting and the effects of the implementation of the Plan, the financial statements after July 31, 2017 are not comparable with the financial statements prior to July 31, 2017. Therefore, “black-line” financial statements are presented to distinguish between the Predecessor and Successor companies.

As part of fresh-start accounting, the company was required to determine the Reorganization Value of the Successor upon emergence from the Chapter 11 proceedings. Reorganization Value approximates the fair value of the entity, before considering liabilities, and approximates the amount a willing buyer would pay for the assets of the entity immediately after the restructuring. The fair values of the Successor’s assets were determined with the assistance of a third party valuation expert. The Reorganization Value was allocated to the company’s individual assets and liabilities based on their estimated fair values.

Enterprise value, which is the basis for deriving Reorganization Value, represents the estimated fair value of an entity’s capital structure which generally consists of long term debt and shareholders’ equity. The Successor’s enterprise value was $1.050 billion, which is the mid-point of the range included in the disclosure statement of the Plan of $850 million to $1.250 billion. This enterprise value was the basis for deriving equity value of $1.055 billion, which is within the range of $743 million to $1.143 billion also included in the disclosure statement of the Plan. Fair values are inherently subject to significant uncertainties and contingencies beyond the company’s control. Accordingly, there can be no assurance that the estimates, assumptions, valuations, appraisals and financial projections will be realized, and actual results could vary materially. Moreover, the market value of the company’s common stock subsequent to its emergence from bankruptcy may differ materially from the equity valuation derived for accounting purposes.

For purposes of estimating the fair value of the company’s vessels the company used a combination of the discounted cash flow method (income approach) using a weighted average cost of capital of 12%, the guideline public company method (market approach) and vessel specific liquidation value analyses. In estimating the fair value of the other property and equipment, the company used a combination of asset, income, and market-based approaches.

See further discussion below in the “Fresh-start accounting adjustments” for the specific assumptions used in the valuation of the company’s various other assets and liabilities.

Although the company believes the assumptions and estimates used to develop Enterprise Value and Reorganization Value are reasonable and appropriate, different assumptions and estimates could materially impact the analysis and resulting conclusions. The assumptions used in estimating these values are inherently uncertain and require judgment.

The following table reconciles the company’s Enterprise Value to the estimated fair value of the Successor’s common stock as of July 31, 2017:

(In thousands)	July 31, 2017
Enterprise Value	$1,050,000
Add: Cash and cash equivalents	560,866
Less: Amounts due to General Unsecured Creditors	(102,193)
Less: Fair value of debt	(451,589)
Less: Fair value of New Creditor, Series A and B warrants	(299,045)
Less: Fair value of noncontrolling interests	(1,675)

Fair Value of Successor common stock	$756,364

The following table reconciles the company’s Enterprise Value to its Reorganization Value as of July 31, 2017:

July 31, 2017
Enterprise Value	$1,050,000
Add: Cash and cash equivalents	560,866
Less: Amounts payable to General Unsecured Creditors	(102,193)
Add: Other working capital liabilities	425,962

Reorganization value of Successor assets	$1,934,635

Consolidated Balance Sheet

The following presents the effects on the company’s consolidated balance sheet due to the reorganization and fresh-start accounting adjustments. The explanatory notes following the table below provide further details on the adjustments, including the company’s assumptions and methods used to determine fair value for its assets and liabilities.

	As of July 31, 2017
(In thousands)	Predecessor Company	Reorganization Adjustments		Fresh-Start Adjustments		Successor Company
ASSETS
Current Assets
Cash and cash equivalents	$683,673	(122,807	)(1)	—		560,866
Trade and other receivables, net	116,976	—		(480	)(10)	116,496
Due from affiliate	252,393	—		—		252,393
Marine operating supplies	30,495	—		1,594	(11)	32,089
Other current assets	33,243	(12,438	)(2)	(278	)(12)	20,527

Total current assets	1,116,780	(135,245)		836		982,371

Investments in, at equity, and advances to unconsolidated companies	49,367	—		(24,683	)(13)	24,684
Net properties and equipment	2,625,848	—		(1,744,672	)(14)	881,176
Other assets	92,674	—		(46,270	)(15)	46,404

Total assets	$3,884,669	(135,245)		(1,814,789)		1,934,635

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$39,757	—		—		39,757
Accrued expenses	71,824	—		(160	)(16)	71,664
Due to affiliate	123,899	—		—		123,899
Accrued property and liability losses	2,761	—		—		2,761
Current portion of long-term debt	10,409	(5,204	)(3)	—		5,205
Other current liabilities	20,483	102,193	(4)	(963	)(17)	121,713

Total current liabilities	269,133	96,989		(1,123)		364,999

Long-term debt	80,233	355,204	(5)	10,946	(18)	446,383
Deferred income taxes	—	—		—		—
Accrued property and liability losses	2,789	—		—		2,789
Other liabilities and deferred credits	67,487	—		(4,107	)(17)	63,380
Liabilities subject to compromise	2,326,122	(2,326,122	)(6)	—		—

Total liabilities	2,745,764	(1,873,929)		5,716		877,551

Commitments and Contingencies
Equity:						—
Common stock (Predecessor)	4,712	(4,712	)(7)	—		—
Additional paid-in capital (Predecessor)	166,867	(166,867	)(7)	—		—
Common stock (Successor)	—	18	(8)	—		18
Additional paid-in capital (Successor)	—	1,055,391	(8)	—		1,055,391
Retained earnings	965,164	854,854	(9)	(1,820,018	)(19)	—
Accumulated other comprehensive loss	(12,779)	—		12,779	(20)	—

Total stockholders’ equity	1,123,964	1,738,684		(1,807,239)		1,055,409
Noncontrolling interests	14,941	—		(13,266	)(21)	1,675

Total equity	1,138,905	1,738,684		(1,820,505)		1,057,084
Total liabilities and equity	$3,884,669	(135,245)		(1,814,789)		1,934,635

Reorganization Adjustments

(1)

The table below reconciles cash payments and amounts payable as of July 31, 2017 to the terms of the Plan described in Note (2) of “Notes to Consolidated Financial Statements” included in this prospectus.

(In thousands)
Payment made to holders of General Unsecured Claims upon emergence	$122,807
Amounts payable to holders of General Unsecured Claims at July 31, 2017	102,193

Total payments pursuant to the Plan	$225,000

Based on the terms contemplated in the Plan, the company would have had $458.7 million of cash upon emergence subsequent to the full payment of the $225 million.

(2)	Represents the recognition of expenses paid prior to the Effective Date of $12.4 million for Plan support and other reorganization-related professional fees.
(3)	Reflects the reclassification from current to long-term of $5.2 million of Troms Offshore debt, consistent with the terms of the amended Troms Offshore credit agreement.
(4)	Reflects the establishment of a liability related to the unpaid pro rata cash distribution to the General Unsecured Claims.
(5)

Reflects the issuance of the $350 million New Secured Notes to the General Unsecured Creditors as provided for in the Plan and the reclassification from current to long-term of $5.2 million of Troms Offshore debt (see (3) above).

(6)	Gain on settlement of liabilities subject to compromise is as follows:

(In thousands)
Revolving Credit Facility	$(600,000)
Term Loan Facility	(300,000)
September 2013 senior unsecured notes	(500,000)
August 2011 senior unsecured notes	(165,000)
September 2010 senior unsecured notes	(382,500)
Accrued interest payable	(23,736)
Make-whole provision—Senior notes	(94,726)
Lessor claims—sale leaseback agreements	(260,160)

Total liabilities subject to compromise	$(2,326,122)
Fair value of equity and warrants issued to General Unsecured Creditors	983,482
Issuance of 8% New Secured Notes	350,000
Cash payment to General Unsecured Creditors	122,807
Amounts payable to General Unsecured Creditors	102,193

Gain on settlement of Liabilities subject to compromise	$(767,640)

(7)	Reflects the cancellation of Predecessor’s equity to retained earnings.
(8)

Represents the issuance of Successor equity. The Successor issued approximately 18.5 million shares of New Common Stock including approximately 17.0 million shares of New Common Stock to General Unsecured Creditors and 1.5 million to holders of Predecessor stock. Approximately 7.7 million New Creditor Warrants were issued upon emergence to the General Unsecured Creditors and approximately 3.9 million New Creditor Warrants were reserved for with respect to the unresolved sale leaseback claims. Additionally, 2.4 million Series A Warrants and 2.6 million Series B Warrants were issued to the holders of Predecessor stock with exercise prices of $57.06 and $62.28, respectively. Based on a Black-Scholes-Merton valuation and an estimated fair value of the underlying New Common Stock of $25 per share, the value of each New Creditor Warrant was estimated at $25, the value of each Series A Warrant was estimated at $2.27 and the value of each Series B Warrant was estimated at $1.88.

The table below reflects the components of Additional paid-in capital (Successor) upon emergence:

(In thousands)
Additional paid-in capital attributable to common shares	$756,346
Series A Warrants (2,432,432 Warrants at $1.88 per warrant)	5,510
Series B Warrants (2,629,657 Warrants at $2.27 per warrant)	4,945
Issued Creditor Warrants (7,684,453 Warrants at $25 per warrant)	192,108
Reserved Creditor Warrants (3,859,361 Warrants at $25 per warrant)	96,482

Fair Value of Successor additional paid-in capital	$1,055,391

(9)	Reflects the cumulative effect of the reorganization adjustments discussed above.

Fresh-start Accounting Adjustments

(10)	Represents fair value adjustments on outstanding warranty claims.
(11)	Reflects the adjustment to record fuel inventory held as marine and operating supplies at fair value.
(12)	Reflects adjustments to deferred tax items as a result of the change in vessel values from the application of fresh-start accounting.
(13)	Reflects the adjustment to decrease the carrying value of the company’s equity method investments to their estimated fair values which were determined using a discounted cash flow analysis.
(14)

In estimating the fair value of the vessels and related equipment, the company used a combination of discounted cash flow method (income approach), the guideline public company method (market approach) and vessel specific liquidation value analyses. A discount rate of 12% was used for the discounted cash flow method. In estimating the fair value of the other property and equipment, the company used a combination of asset, income, and market-based approaches.

(15)

Reflects fair value adjustments of (i) $41.7 million to reduce the carrying value of a vessel under construction that is currently the subject of an arbitration proceeding in the United States and (ii) $3.8 million to reduce the carrying value of a receivable related to a vessel under construction in Brazil, which is also the subject of pending arbitration (the carrying value of receivable after such fair value adjustment is approximately $1.8 million). Also reflects adjustments to deferred tax items of $0.8 million as a result of the change in vessel values from the application of fresh-start accounting.

(16)	Reflects the write-off of deferred rent liabilities and an increase in a market-value based fuel related liabilities in Brazil.
(17)

Reflects the write-off of $1.3 million of accrued losses in excess of investment related to an unconsolidated subsidiary, an unrecognized deferred gain on the sale of a vessel to an unconsolidated subsidiary of $3.8 million, $0.4 million of which was reflected as current and adjustments to deferred tax items as a result of the change in vessel values from the application of fresh-start accounting of which $0.9 million is current and $1.3 million is long-term. Offsetting these items is the recognition of an intangible liability of approximately $2.1 million, $0.4 million of which is recorded as current, to adjust the company’s office lease contracts to fair value as of July 31, 2017. The intangible liability will be amortized over the remaining life of the contracts through 2023.

(18)

Reflects a $15.4 million premium recorded in relation to the $350 million New Secured Notes, an aggregate $5.4 million discount recorded in relation to the modified Troms Offshore borrowings, and the write-off of historical unamortized debt issuance costs related to the Troms Offshore borrowings of $0.9 million.

(19)	Reflects the cumulative effects of the fresh-start accounting adjustments.
(20)	Represents the elimination of Predecessor accumulated other comprehensive loss.
(21)	Reflects a $13.3 million adjustment to decrease the carrying value of the noncontrolling interests to the estimated fair value.

(4) REORGANIZATION ITEMS

ASC 852 requires that transactions and events directly associated with the reorganization be distinguished from the ongoing operations of the business. The company uses “Reorganization items” on its consolidated statements of earnings (loss) to reflect the revenues, expenses, gains and losses that are the direct result of the reorganization of the business. The following tables summarize the components included in “Reorganization items”:

	Successor	Predecessor
(In thousands)	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through July 31, 2017
Gain on settlement of liabilities subject to compromise	$—	(767,640)
Fresh start adjustments	—	1,820,018
Debt, sale leaseback and other reorganization items	1,631	316,504
Reorganization-related professional fees	2,668	28,023

Loss on reorganization items	$4,299	1,396,905

(5) INVESTMENT IN UNCONSOLIDATED COMPANIES

Investments in unconsolidated affiliates, generally 50% or less owned partnerships and corporations, are accounted for by the equity method. Under the equity method, the assets and liabilities of the unconsolidated joint venture companies are not consolidated in the company’s consolidated balance sheet.

Investments in, at equity, and advances to unconsolidated joint venture companies were as follows:

		Successor	Predecessor
(In thousands)	Percentage Ownership	December 31, 2017	March 31, 2017
Sonatide Marine, Ltd. (Angola)	49%	$26,935	45,115
DTDW Holdings, Ltd. (Nigeria)	40%	2,281	—

Investments in, at equity, and advances to unconsolidated companies		$29,216	45,115

As a result of fresh-start accounting the company’s investment in Sonatide Marine, Ltd. and DTDW Holdings, Ltd. were assigned a fair value based on the discounted cash flows of their respective operations. This resulted in a difference between the carrying value of the company’s investment balance and the company’s share of the net assets of the joint ventures of $27.7 million and $4.2 million for Sonatide Marine, Ltd. and DTDW Holdings, Ltd, respectively, which will be accreted to the investments in, at equity, and advances to unconsolidated companies over ten years.

(6) INCOME TAXES

We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

Earnings before income taxes derived from United States and non-U.S. operations are as follows:

	Successor	Predecessor
(In thousands)	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through July 31, 2017	Year Ended March 31, 2017
Non-U.S.	$(5,137)	(1,603,788)	(498,931)
United States	(31,550)	(44,355)	(144,683)

	$(36,687)	(1,648,143)	(643,614)

Income tax expense (benefit) consists of the following:

	U.S.
(In thousands)	Federal	State	International	Total
Year Ended March 31, 2017 (Predecessor)
Current	$(842)	17	9,422	8,597
Deferred	(2,200)	—	—	(2,200)

	$(3,042)	17	9,422	6,397

Period from April 1, 2017 through July 31, 2017 (Predecessor)
Current	$(822)	3	5,128	4,309
Deferred	(5,543)	—	—	(5,543)

	$(6,365)	3	5,128	(1,234)

Period from August 1, 2017 through December 31, 2017 (Successor)
Current	$11	—	2,028	2,039
Deferred	—	—	—	—

	$11	—	2,028	2,039

The actual income tax expense above differs from the amounts computed by applying the U.S. federal statutory tax rate of 35% to pre-tax earnings as a result of the following:

	Successor	Predecessor
(In thousands)	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through July 31, 2017	Year Ended March 31, 2017
Computed “expected” tax expense	$(12,840)	(576,850)	(225,265)
Increase (reduction) resulting from:
Foreign income taxed at different rates	1,767	448,805	232,904
Uncertain tax positions	(3,219)	4,674	3,007
Chapter 11 reorganization	—	50,428	—
Nondeductible transaction costs	—	2,628
Transition tax	15,120	—	5,587
Valuation allowance—deferred tax assets	(28,387)	69,278	(2,377)
Amortization of deferrals associated with intercompany sales to foreign tax jurisdictions	11	(822)	(3,860)
Foreign taxes	845	(1,342)	(928)
State taxes	—	3	11
Other, net	1,481	1,964	—
Remeasurement of deferred taxes	27,261	—	(2,682)

	$2,039	(1,234)	6,397

ASU 2016-06 removes the prohibition in ASC 740 against the immediate recognition of the current and deferred income tax effects of intra-entity transfers of assets other than inventory. This accounting standard became effective for periods beginning on or after January 1, 2018. Income taxes resulting from intercompany vessel sales, as well as the tax effect of any reversing temporary differences resulting from the sales, were deferred and amortized on a straight-line basis over the remaining useful lives of the vessels as of March 31, 2017. Due to the company’s Chapter 11 reorganization, the remaining unamortized balances associated with previous vessel transfers were reduced to zero as of December 31, 2017. In addition, any remaining U.S. vessels were pledged as collateral in accordance with the company’s revised debt agreements. Therefore, the company does not intend to execute intercompany vessel transfers in the near future and does not anticipate that the adoption of ASU 2016-06 will have a material impact on the financial statements.

The effective tax rate applicable to pre-tax earnings is as follows:

	Successor	Predecessor
	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through July 31, 2017	Year Ended March 31, 2017
Effective tax rate applicable to pre-tax earnings	(5.50%)	0.10%	(0.99%)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

	Successor	Predecessor
(In thousands)	December 31, 2017	March 31, 2017
Deferred tax assets:
Accrued employee benefit plan costs	$5,838	18,241
Stock based compensation	230	2,940
Net operating loss and tax credit carryforwards	3,941	14,693
Restructuring fees not currently deductible for tax purposes	3,982	—
Depreciation and amortization	29,160	—
Other	3,070	5,587

Gross deferred tax assets	46,221	41,461
Less valuation allowance	(43,218)	(2,327)

Net deferred tax assets	3,003	39,134

Deferred tax liabilities:
Basis difference in partnership	(716)	(17,322)
Depreciation and amortization	—	(27,355)
Section 1245 recapture	(2,131)
Other	(156)	—

Gross deferred tax liabilities	(3,003)	(44,677)

Net deferred tax assets (liabilities)	$—	(5,543)

In July 2017 the company reorganized under Chapter 11 of the U.S. bankruptcy code, in a transaction treated as a tax free reorganization under IRC Sec. 368(a)(1)(G). Approximately $853 million of cancellation of indebtedness (COD) income was realized for tax purposes. Under exceptions applying to COD income resulting from a bankruptcy reorganization, the company was not required to recognize this COD income currently as taxable income. Instead, the company’s tax attribute carryforwards, including net operating losses, tax basis of vessels and other depreciable assets, and the stock of foreign corporate subsidiaries was reduced under the operative tax statute and applicable regulations, affecting the balance of deferred taxes where appropriate. The total amount of reduction of tax attributes under these rules was approximately $806 million, of which $518 million impacted net operating losses and depreciable assets. Approximately $288 million of attribute reduction reduced the tax basis of stock of foreign subsidiaries, which did not give rise to deferred taxes (as more fully discussed below). The remaining $47 million of excess COD income is attributed under the applicable tax regulations to domestic subsidiaries with insufficient tax attributes to absorb the required reduction; this can result in the recognition of future tax gain. Approximately $37 million of this was attributable to a subsidiary with no current built in gain, and therefore no deferred taxes were recognized on this portion of the excess COD income. Deferred taxes were recognized on the remaining $10 million of excess COD income. The actual reduction in tax attributes does not occur until the first day of the company’s tax year subsequent to the date of emergence, or January 1, 2018.

As of December 31, 2017 and March 31, 2017 the company had federal net operating loss (“NOL”) carryforwards of $215.6 million and $47.6 million, respectively. The NOL as of December 31, 2017 will be reduced by approximately $201.1 million as of January 1, 2018 in association with the company’s Chapter 11 reorganization as discussed above. The company also had foreign tax credits in the amount of $2.3 million and $2.3 million as of December 31, 2017 and March 31, 2017, respectively. The company expects its foreign tax credits will expire from 2026 to 2027.

IRC Sections 382 and 383 provide an annual limitation with respect to the ability of a corporation to utilize its tax attributes, as well as certain built-in-losses, against future U.S. taxable income in the event of a change in ownership. The company’s emergence from Chapter 11 bankruptcy proceedings is considered a change in ownership for purposes of IRC Section 382. The limitation under the IRC is based on the value of the company as of the emergence date. The ownership changes and resulting annual limitation will result in no expiration of net operating losses and other tax attributes generated prior to the emergence date.

Management assesses the available positive and negative evidence to estimate whether sufficient future U.S. taxable income will be generated to permit the use of the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss for financial reporting purposes of domestic corporations that was incurred over the three-year period ended December 31, 2017. Such objective evidence limits the ability to consider other subjective evidence, such as our projections for future growth and tax planning strategies.

On the basis of this evaluation, a valuation allowance of $2.3 million as of March 31, 2017 was recorded against the company’s deferred tax asset associated with foreign tax credits as they are more likely than not to be unrealized. For the nine month period ended December 31, 2017, a valuation allowance of $43.2 million was recorded against the company’s net deferred tax asset. The increase in the valuation allowance was attributable to the net operating losses generated in the current period combined with the impact of the company’s Chapter 11 reorganization which resulted in the company’s net deferred tax asset position as of December 31, 2017. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future U.S. taxable income during the carryforward period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as the company’s projections for growth and/or tax planning strategies.

The company has not recognized a U.S. deferred tax liability associated with temporary differences related to investments in foreign subsidiaries. The differences relate primarily to stock basis differences attributable to factors other than earnings, given that any untaxed cumulative earnings were subject to taxation in the U.S. in 2017 in accordance with the Tax Cuts and Jobs Act, and that post-2017 earnings of these subsidiaries will either be taxed currently for U.S. purposes or will be permanently exempt from U.S. taxation. For the nine month period ended December 31, 2017, there is an unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries estimated to be approximately $4 million. While an assessment of the impact of the 2017 Tax Cuts and Jobs Act is still in progress, provisionally the company maintains that its investment in foreign subsidiaries and associated reinvestment of their cumulative earnings is permanent in duration.

The company has the following foreign tax credit carry-forwards that expire in 2022:

Successor
(In thousands)	December 31, 2017
Foreign tax credit carry-forwards	$2,327

The company’s balance sheet reflects the following in accordance with ASC 740, Income Taxes:

	Successor	Predecessor
(In thousands)	December 31, 2017	March 31, 2017
Tax liabilities for uncertain tax positions	$18,279	11,751
Income tax payable	4,050	13,936

Included in the liability balances for uncertain tax positions above are $9.8 million of penalties and interest. The tax liabilities for uncertain tax positions are primarily attributable to a permanent establishment issue related to a foreign joint venture. Penalties and interest related to income tax liabilities are included in income tax expense. Income tax payable is included in other current liabilities.

Unrecognized tax benefits, which are not included in the liability for uncertain tax positions above as they have not been recognized in previous tax filings, and which would lower the effective tax rate if realized are as follows:

Successor
(In thousands)	December 31, 2017
Unrecognized tax benefit related to state tax issues	$12,425
Interest receivable on unrecognized tax benefit related to state tax issues	54

A reconciliation of the beginning and ending amount of all unrecognized tax benefits, including the unrecognized tax benefit related to state tax issues and the liability for uncertain tax positions (but excluding related penalties and interest) are as follows:

(In thousands)
Balance at April 1, 2016 (Predecessor)	$17,648
Additions based on tax positions related to the current year	4,853
Settlement and lapse of statute of limitations	(1,108)

Balance at March 31, 2017 (Predecessor)	$21,393

Balance at April 1, 2017 (Predecessor)	$21,393
Additions based on tax positions related to the current year	2,050
Settlement and lapse of statute of limitations	—

Balance at July 31, 2017 (Predecessor)	$23,443

Balance at August 1, 2017 (Successor)	$23,443
Additions based on tax positions related to the current year	170
Additions based on tax positions related to a prior year	2,578
Settlement and lapse of statute of limitations	(1,045)
Reductions based on tax positions related to a prior year	(2,864)

Balance at December 31, 2017 (Successor)	$22,282

With limited exceptions, the company is no longer subject to tax audits by United States (U.S.) federal, state, local or foreign taxing authorities for fiscal years prior to March 2014. The company has ongoing examinations by various state and foreign tax authorities and does not believe that the results of these examinations will have a material adverse effect on the company’s financial position or results of operations.

On December 22, 2017, the Tax Cuts and Jobs Act (“Tax Act”) was enacted. The Tax Act significantly revises the U.S. corporate income tax by, among other things, lowering corporate income tax rates, implementing the territorial tax system and imposing a repatriation tax on deemed repatriated earnings of foreign subsidiaries. As of December 31, 2017, the company has not completed its accounting for the tax effects of enactment of the Tax Legislation.

The Securities and Exchange Commission issued Staff Accounting Bulletin No. 118, or SAB 118, to address the accounting and reporting of the Tax Act. SAB 118 allows companies to take a reasonable period, which should not extend beyond one year from enactment of the Tax Act, to measure and recognize the effects of the new tax law. In accordance with SAB 118, the company must reflect the income tax effects of those aspects of the Act for which the accounting under ASC 740 is complete. To the extent that the company’s accounting for certain income tax effects of the Tax Act is incomplete but is able to determine a reasonable estimate, it must record a provisional estimate in the financial statements. If the company cannot determine a provisional estimate to be included in the financial statements, it should continue to apply ASC 740 on the basis of the provisions of the tax laws that were in effect immediately before the enactment of the Tax Act. For various reasons discussed further below, the company has not yet completed the accounting for the income tax effects of certain elements of the Tax Act. If the company is able to make reasonable estimates of the effects of elements for which the analysis is not yet complete, provisional adjustments were recorded. If the company is not able to make reasonable estimates of the impact of certain elements, no adjustments related to those elements were recorded and the company has continued accounting for them in accordance with ASC 740 on the basis of the tax laws in effect before the Tax Act

The company’s accounting for the following elements of the Tax Act is incomplete. However, the company was able to make reasonable estimates of certain effects and, therefore, recorded provisional adjustments as follows:

Reduction of US federal corporate tax rate: The Tax Act reduces the corporate tax rate to 21 percent effective January 1, 2018. Therefore, the company has made a reasonable estimate of the effects on existing deferred tax balances and recognized a provisional reduction of approximately $27.3 million in the company’s net deferred tax assets before consideration of the valuation allowance. The company recorded the adjustment during the fourth quarter of 2017; however, because of an offsetting change in our valuation allowance, there was no net impact to net income during 2017 as a result of this provision. While we were able to make a reasonable estimate of the impact of the reduction in corporate rate, it may be affected by other analyses related to the Tax Act, including, but not limited to, our calculation of the one-time transition tax.

One Time Transition Tax: The deemed repatriation transition tax is a tax on previously untaxed accumulated and current earnings and profits (E&P) of certain of our foreign subsidiaries. To determine the amount of the transition tax, we must determine, in addition to other factors, the amount of post-1986 E&P of the relevant subsidiaries. We were able to make a reasonable estimate of the one-time transition tax and recognized a provisional deemed dividend inclusion of $43.2 million in the US current taxable income calculation. This dividend reduced the company’s net operating loss generated in the current period by an equal and offsetting amount. As the company’s net operating losses generated in the current year were significantly larger in size than the deemed dividend, the impact was a reduction to the company’s net deferred tax assets which was completely offset with a change to the valuation allowance. Therefore, this provision did not have an impact on the company’s net income during 2017. The company is still analyzing certain aspects of the Tax Act and refining its calculations, including performing a detailed historical study on the E&P amounts used in calculating the impact of the one-time transition tax. The results of this study could potentially give rise to a new deemed dividend amount associated with the one-time transition tax which would also impact the Company’s net deferred tax asset balances and the related remeasurement of those balances. The company will complete this analysis within the measurement period in accordance with SAB 118.

The company continues to evaluate the impacts of the newly enacted global intangible low-taxed income (“GILTI”) provisions which subject the company’s foreign earnings to a minimum level of tax. Because of the complexities of the new legislation, the company has not elected an accounting policy for GILTI at this time. Recent FASB guidance indicates that accounting for GILTI either as part of deferred taxes or as a period cost are both acceptable methods. Once further information is gathered and interpretation and analysis of the tax legislation evolves, the company will make an appropriate accounting method election.

The base erosion anti-abuse tax (“BEAT”) provisions in the Tax Act eliminate the deduction of certain base-erosion payments made to related foreign corporations beginning in 2018, and impose a minimum tax if greater than regular tax. We are in the process of analyzing the impact of the BEAT provision but currently do not expect it will have a material impact on our provision for income tax.

(7) INDEBTEDNESS

Summary of Debt Outstanding per Stated Maturities

The following table summarizes debt outstanding based on stated maturities:

	Successor	Predecessor
(In thousands)	December 31, 2017	March 31, 2017
Bank loan agreement:
Bank term loan due July 2019	$—	300,000
Revolving line of credit due July 2019	—	600,000
September 2010 senior notes:
3.90% September 2010 senior notes due December 2017	—	44,500
3.95% September 2010 senior notes due December 2017	—	25,000
4.12% September 2010 senior notes due December 2018	—	25,000
4.17% September 2010 senior notes due December 2018	—	25,000
4.33% September 2010 senior notes due December 2019	—	50,000
4.51% September 2010 senior notes due December 2020	—	100,000
4.56% September 2010 senior notes due December 2020	—	65,000
4.61% September 2010 senior notes due December 2022	—	48,000
August 2011 senior notes:
4.06% August 2011 senior notes due March 2019	—	50,000
4.54% August 2011 senior notes due June 2021	—	65,000
4.64% August 2011 senior notes due June 2021	—	50,000
September 2013 senior notes:
4.26% September 2013 senior notes due November 2020	—	123,000
5.01% September 2013 senior notes due November 2023	—	250,000
5.16% September 2013 senior notes due November 2025	—	127,000
New secured notes:
8.00% New secured notes due August 2022	350,000	—
New secured notes - premium	14,329	—
Troms Offshore borrowings:
NOK denominated notes due May 2024	14,054	14,864
NOK denominated notes due May 2024 - premium	115	—
NOK denominated notes due January 2026	25,965	26,167
NOK denominated notes due January 2026 - discount	(1,586)	—
USD denominated notes due January 2027	23,345	24,573
USD denominated notes due January 2027 - discount	(1,678)	—
USD denominated notes due April 2027	25,463	27,421
USD denominated notes due April 2027 - discount	(1,847)	—

	$448,160	2,040,525
Less: Deferred debt issue costs	—	6,401
Less: Current portion of long-term debt	5,103	2,034,124

Total long-term debt	$443,057	—

We may from time to time seek to retire or purchase our outstanding debt through cash purchases and/or exchanges for equity securities, in open market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

New Secured Notes

On July 31, 2017, pursuant to the terms of the Plan, the company entered into an indenture (the “Indenture”) by and among the company, the wholly-owned subsidiaries named as guarantors therein (the “Guarantors”), and Wilmington Trust, National Association, as trustee and collateral agent (the “Trustee”), and issued $350 million aggregate principal amount of the company’s new 8.00% Senior Secured Notes due 2022 (the “New Secured Notes”).

The New Secured Notes will mature on August 1, 2022. Interest on the New Secured Notes will accrue at a rate of 8.00% per annum payable quarterly in arrears on February 1, May 1, August 1, and November 1 of each year in cash, beginning November 1, 2017. The New Secured Notes are secured by substantially all of the assets of the company and its Guarantors.

The New Secured Notes have minimum interest coverage requirement (EBITDA/Interest), for which compliance will first be measured for the twelve months ending June 30, 2019. Minimum liquidity requirements and other covenants are set forth in the Indenture and are in effect from July 31, 2017. The Indenture also contains certain customary events of default and a make-whole provision.

Until terminated under the circumstances described in this paragraph, the New Secured Notes and the guarantees by the Guarantors will be secured by the Collateral (as defined in the Indenture) pursuant to the terms of the Indenture and the related security documents. The Trustee’s liens upon the Collateral and the right of the holders of the New Secured Notes to the benefits and proceeds of the Trustee’s liens on the Collateral will terminate and be discharged in certain circumstances described in the Indenture, including: (i) upon satisfaction and discharge of the Indenture in accordance with the terms thereof; or (ii) as to any Collateral of the company or the Guarantors that is sold, transferred or otherwise disposed of by the company or the Guarantors in a transaction or other circumstance that complies with the terms of the Indenture, at the time of such sale, transfer or other disposition.

The company is obligated to offer to repurchase the New Secured Notes at par in amounts that generally approximate 65% of asset sale proceeds as defined in the Indenture. The company maintains a restricted cash account to accumulate the net proceeds of each qualified asset sale. Per the terms of the Indenture, the company is required to offer to repurchase New Secured Notes within 60 days of the accumulation of $10 million in the account, which account had a balance of $21.3 million at December 31, 2017. In accordance with SEC tender offer rules, noteholders have a minimum of 20 days to respond. In the event the holders of the New Secured Notes do not accept the company’s offer to repurchase the notes the accumulated cash would become available to the company for its general use.

As of December 31, 2017, the fair value (Level 2) of the New Secured Notes was $359.8 million.

Troms Offshore Debt

Concurrent with the July 31, 2017 Effective Date of the Plan, the Troms Offshore credit agreement was amended and restated to (i) reduce by 50% the required principal payments due from the Effective Date through March 31, 2019, (ii) modestly increase the interest rates on amounts outstanding through April 2023, and (iii) provide for security and additional guarantees, including (a) mortgages on six vessels and related assignments of earnings and insurances, (b) share pledges by Troms Offshore and certain subsidiaries of Troms Offshore, and (c) guarantees by certain subsidiaries of Troms Offshore.

The Troms Offshore borrowings continue to require semi-annual principal payments and bear interest at fixed rates based, in part, on Tidewater Inc.’s consolidated funded indebtedness to total capitalization ratio.

In May 2015, Troms Offshore entered into a $31.3 million, U.S. dollar denominated, 12 year borrowing agreement originally scheduled to mature in April 2027. The loan requires semi-annual principal and interest payments and bears interest at a fixed rate of 2.92% plus a premium based on Tidewater Inc.’s consolidated funded indebtedness to total capitalization ratio currently equal to 1.00% and a 1.00% sub-tranche premium (for a total all-in rate of 4.92%). As of December 31, 2017, $25.5 million is outstanding under this agreement.

In March 2015, Troms Offshore entered into a $29.5 million, U.S. dollar denominated, 12 year borrowing agreement originally scheduled to mature in January 2027. The loan requires semi-annual principal and interest payments and bears interest at a fixed rate of 2.91% plus a premium based on Tidewater Inc.’s consolidated funded indebtedness to total capitalization ratio currently equal to 1.00% and a 1.00% sub-tranche premium (for a total all-in rate of 4.91%). As of December 31, 2017, $23.3 million is outstanding under this agreement.

A summary of U.S. dollar denominated Troms Offshore borrowings outstanding is as follows:

	Successor	Predecessor
(In thousands)	December 31, 2017	March 31, 2017
May 2015 notes
Amount outstanding	$25,463	27,421
Fair value of debt outstanding (Level 2)	25,427	27,395
March 2015 notes
Amount outstanding	$23,345	24,573
Fair value of debt outstanding (Level 2)	23,251	24,544

In January 2014, Troms Offshore entered into a 300 million Norwegian kroner (NOK) denominated, 12 year borrowing agreement originally scheduled to mature in January 2026. The loan requires semi-annual principal and interest payments and bears interest at a fixed rate of 2.31% plus a premium based on Tidewater Inc.’s consolidated funded indebtedness to total capitalization ratio currently equal to 1.25% and a 1.00% sub-tranche premium (for a total all-in rate of 4.56%). As of December 31, 2017, 212.5 million NOK (approximately $26 million) is outstanding under this agreement.

In May 2012, Troms Offshore entered into a 204.4 million NOK denominated borrowing agreement originally scheduled to mature in May 2024. The loan requires semi-annual principal and interest payments and bears interest at a fixed rate of 3.88% plus a premium based on Tidewater Inc.’s consolidated funded indebtedness to total capitalization ratio currently equal to 1.25% and a 1.00% sub-tranche premium (for a total all-in rate of 6.13%). As of December 31, 2017, 115 million NOK (approximately $14.1 million) is outstanding under this agreement.

A summary of NOK denominated Troms Offshore borrowings outstanding and their U.S. dollar equivalents is as follows:

	Successor	Predecessor
(In thousands)	December 31, 2017	March 31, 2017
January 2014 notes:
NOK denominated	212,500	225,000
U.S. dollar equivalent	$25,965	26,167
Fair value in U.S. dollar equivalent (Level 2)	25,850	26,133
May 2012 notes:
NOK denominated	115,020	127,800
U.S. dollar equivalent	$14,054	14,864
Fair value in U.S. dollar equivalent (Level 2)	14,013	14,793

At March 31, 2017, the company failed to meet certain covenants contained in the Bank Loan Agreement, the Troms Offshore Debt agreement, and the September 2013 Senior Notes, which resulted in covenant noncompliance that would have allowed the respective lenders and/or the noteholders to declare us to be in default under each of the Funded Debt Agreements, and accelerate the indebtedness thereunder. To avoid an acceleration of indebtedness of these agreements (and potentially the August 2011 and September 2010 Senior Notes) the company negotiated and obtained limited waivers from the necessary lenders and noteholders. When the final waiver expired in accordance with its terms on April 7, 2017, negotiations regarding the terms of the company’s restructuring were substantially complete. As a result of the above, all of the company’s debt was classified as current on its Consolidated Balance Sheet at March 31, 2017.

Bank Loan Agreement

In May 2015, the company amended and extended its existing bank loan agreement. The amended bank loan agreement was scheduled to mature in June 2019 (the “Maturity Date”) and provides for a $900 million, five-year credit facility (“credit facility”) consisting of a (i) $600 million revolving credit facility (the “revolver”) and a (ii) $300 million term loan facility (“term loan”).

The company had $300 million in term loan borrowings and $600 million of revolver borrowings outstanding at March 31, 2017, which had an estimated fair market value of $168 million and $336 million, respectively.

In accordance with the Plan, on the Effective Date all outstanding obligations under the revolver and term loan were cancelled. Refer to Note (2) “Chapter 11 Proceedings and Emergence” for further discussion of the terms of the company’s Chapter 11 bankruptcy and emergence.

Senior Notes

The determination of fair value included an estimated credit spread between our long term debt and treasuries with similar matching expirations. The credit spread was determined based on comparable publicly traded companies in the oilfield service segment with similar credit ratings. These estimated fair values were based on Level 2 inputs.

September 2013 Senior Notes

On September 30, 2013, the company executed a note purchase agreement for $500 million and issued $300 million of senior unsecured notes to a group of institutional investors. The company issued the remaining $200 million of senior unsecured notes on November 15, 2013. The multiple series of notes totaling $500 million were issued with maturities ranging from approximately seven to 12 years.

In accordance with the Plan, on the Effective Date all outstanding obligations under the September 2013 Senior Notes were cancelled. Refer to Note (2) “Chapter 11 Proceedings and Emergence” for further discussion of the terms of the company’s Chapter 11 bankruptcy and emergence.

A summary of these notes is as follows:

	Successor	Predecessor
(In thousands, except weighted average data)	December 31, 2017	March 31, 2017
Aggregate debt outstanding	$—	500,000
Weighted average remaining life in years	—	6.4
Weighted average coupon rate on notes outstanding	—	4.86%
Fair value of debt outstanding	—	280,000

August 2011 Senior Notes

On August 15, 2011, the company issued $165 million of senior unsecured notes to a group of institutional investors. The multiple series of notes were originally issued with maturities ranging from approximately eight to 10 years.

In accordance with the Plan, on the Effective Date all outstanding obligations under the August 2011 Senior Notes were cancelled. Refer to Note (2) “Chapter 11 Proceedings and Emergence” for further discussion of the terms of the company’s Chapter 11 bankruptcy and emergence.

A summary of these notes is as follows:

	Successor	Predecessor
(In thousands, except weighted average data)	December 31, 2017	March 31, 2017
Aggregate debt outstanding	$—	165,000
Weighted average remaining life in years	—	3.6
Weighted average coupon rate on notes outstanding	—	4.42%
Fair value of debt outstanding	—	92,400

September 2010 Senior Notes

In fiscal 2011, the company completed the sale of $425 million of senior unsecured notes. The multiple series of these notes were originally issued with maturities ranging from five to 12 years.

In accordance with the Plan, on the Effective Date all outstanding obligations under the September 2010 Senior Notes were cancelled. Refer to Note (2) “Chapter 11 Proceedings and Emergence” for further discussion of the terms of the company’s Chapter 11 bankruptcy and emergence.

A summary of these notes is as follows:

	Successor	Predecessor
(In thousands, except weighted average data)	December 31, 2017	March 31, 2017
Aggregate debt outstanding	$—	382,500
Weighted average remaining life in years	—	3.1
Weighted average coupon rate on notes outstanding	—	4.35%
Fair value of debt outstanding	—	214,200

Debt Costs

The company capitalizes a portion of its interest costs incurred on borrowed funds used to construct vessels. Interest and debt costs incurred, net of interest capitalized are as follows:

	Successor	Predecessor
(In thousands)	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through March 31, 2017	Year Ended July 31, 2017
Interest and debt costs incurred, net of interest capitalized	$13,009	11,179	75,026
Interest costs capitalized	101	601	4,829

Total interest and debt costs	$13,110	11,780	79,855

(8) EMPLOYEE RETIREMENT PLANS

U.S. Defined Benefit Pension Plan

The company has a defined benefit pension plan (pension plan) that covers certain U.S. citizen employees and other employees who are permanent residents of the United States. Benefits are based on years of service and employee compensation. In December 2009, the Board of Directors amended the pension plan to discontinue the accrual of benefits once the plan was frozen on December 31, 2010. On that date, previously accrued pension benefits under the pension plan were frozen for the approximately 60 active employees who participated in the plan. As of December 31, 2017, approximately 30 active employees are covered by this plan. This change did not affect benefits earned by participants prior to January 1, 2011. Active employees who previously accrued benefits under the pension plan continue to accrue benefits as participants in the company’s defined contribution retirement plan effective January 1, 2011. The transfer of employee benefits from a defined benefit pension plan to a defined contribution plan provided the company with more predictable retirement plan costs and cash flows. The company’s future benefit obligations and requirements for cash contributions for the frozen pension plan have also been reduced. Losses associated with the curtailment of the pension plan were immaterial. The company did not contribute to the defined benefit plan during the nine-month period ended December 31, 2017. The company contributed $3 million to the defined benefit pension plan during the twelve-month period ended March 31, 2017 and did not contribute to the plan during 2016. The company does not believe a contribution will be necessary during calendar 2018.

Supplemental Executive Retirement Plan

The company also offers a non-contributory, defined benefit supplemental executive retirement plan (supplemental plan) that provides pension benefits to certain employees in excess of those allowed under the company’s tax-qualified pension plan. A Rabbi Trust has been established for the benefit of participants in the supplemental plan. The Rabbi Trust assets, which are invested in a variety of marketable securities (but not Tidewater stock) are recorded at fair value with unrealized gains or losses included in other comprehensive income. Effective March 4, 2010, the supplemental plan was closed to new participation. The supplemental plan is a non-qualified plan and, as such, the company is not required to make contributions to the supplemental plan. The company contributed $0.1 million during the nine-month period ended December 31, 2017 and $0.2 million to the supplemental plan during the twelve-month period ended March 31, 2017.

On October 16, 2017, the company announced that Jeffrey M. Platt had retired from his position as the Company’s President and Chief Executive Officer and resigned as a member of the Company’s board of directors (the “Board”), effective October 15, 2017. As a result of Mr. Platt’s retirement, he is expected to receive in April 2018 an approximate $9.6 million lump sum distribution in settlement of his supplemental executive retirement plan obligation. A settlement loss, which is currently estimated to be $0.5 million, will be recorded at the time of distribution. The company elected to sell its equity investments held in the rabbi trust in February 2018 in order to preserve the value of such investment in cash to be used in connection with the payment to the former CEO.

In December 2017, in an attempt to reduce costs, the Board of Directors amended the supplement plan to discontinue the accrual of benefits and any other contributions effective January 1, 2018. On this date, previously accrued pension benefits under the supplemental plan were frozen for approximately four active participants. This change does not affect the benefits earned by any participants prior to January 1, 2018. Any future accrual of benefits under the supplemental plan or other contributions to the supplemental plan will be determined at the sole discretion of the company.

Investments held in a Rabbi Trust in the supplemental plan are included in current assets at fair value. The following table summarizes the carrying value of the trust assets and obligations under the supplemental plan:

	Successor	Predecessor
(In thousands)	December 31, 2017	March 31, 2017
Investments held in Rabbi Trust	$8,908	8,759
Obligations under the supplemental plan	32,508	29,108

The following table summarizes the unrealized (loss) gains in carrying value of the trust assets:

	Successor	Predecessor
(In thousands)	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through July 31, 2017	Year Ended March 31, 2017
Unrealized gain (loss) in carrying value of trust assets	$256	82	(95)
Unrealized loss in carrying value of trust assets are net of income tax expense of	—	—	(223)

The unrealized gains or losses in the carrying value of the trust assets, net of income tax expense, are included in accumulated other comprehensive income (other stockholders’ equity). To the extent that trust assets are liquidated to fund benefit payments, gains or losses, if any, will be recognized at that time. The company’s obligations under the supplemental plan are included in ‘accrued expenses’ and ‘other liabilities and deferred credits’ on the consolidated balance sheet.

Postretirement Benefit Plan

Qualified retired employees currently are covered by a program which provides limited health care and life insurance benefits. Costs of the program are based on actuarially determined amounts and are accrued over the period from the date of hire to the full eligibility date of employees who are expected to qualify for these benefits. This plan is funded through payments as benefits are required. The company eliminated the life insurance portion of its post retirement benefit effective January 1, 2018, resulting in a $1.9 million reduction in benefit obligations.

Effective November 20, 2015, the company eliminated its post-65 medical coverage for all current and future retirees effective January 1, 2017. The medical coverage remains unchanged for participants under age 65. This plan amendment resulted in an additional net periodic postretirement benefit of $2 million for the twelve month period ended March 31, 2017.

Investment Strategies

U.S. Pension Plan

The obligations of our pension plan are supported by assets held in a trust for the payment of benefits. The company is obligated to adequately fund the trust. For the pension plan assets, the company has the following primary investment objectives: (1) closely match the cash flows from the plan’s investments from interest payments and maturities with the payment obligations from the plan’s liabilities; (2) closely match the duration of plan assets with the duration of plan liabilities and (3) enhance the plan’s investment returns without taking on undue risk by industries, maturities or geographies of the underlying investment holdings.

If the plan assets are less than the plan liabilities, the pension plan assets will be invested exclusively in fixed income debt securities. Any investments in corporate bonds shall be at least investment grade, while mortgage and asset-backed securities must be rated “A” or better. If an investment is placed on credit watch, or is downgraded to a level below the investment grade, the holding will be liquidated, even at a loss, in a reasonable time period. The plan will only hold investments in equity securities if the plan assets exceed the estimated plan liabilities.

The cash flow requirements of the pension plan will be analyzed at least annually. Portfolio repositioning will be required when material changes to the plan liabilities are identified and when opportunities arise to better match cash flows with the known liabilities. Additionally, trades will occur when opportunities arise to improve the yield-to-maturity or credit quality of the portfolio.

The company’s policy for the pension plan is to contribute no less than the minimum required contribution by law and no more than the maximum deductible amount. The plan does not invest in Tidewater stock.

Supplemental Plan

The investment policy of the supplemental plan is to assess the historical returns and risk associated with alternative investment strategies to achieve an expected rate of return on plan assets. The objectives of the plan are designed to maximize total returns within prudent parameters of risk for a retirement plan of this type. The below table summarizes the supplemental plan’s minimum and maximum rate of return objectives for plan assets:

	Minimum Expected Rate of Return on Plan Assets	Maximum Expected Rate of Return on Plan Assets
Equity securities	5%	7%
Debt securities	1%	3%
Cash and cash equivalents	0%	1%

Whereas fluctuating rates of return are characteristic of the securities markets, the investment objective of the supplemental plan is to achieve investment returns sufficient to meet the actuarial assumptions. This is defined as an investment return greater than the current actuarial discount rate assumption of 3.80%, which is subject to annual upward or downward revisions.

The below table summarizes the supplemental plan’s minimum and maximum market value objectives for plan assets, which are based upon a five to ten year investment horizon:

	Minimum Market Value Objective for Plan Assets	Maximum Market Value Objective for Plan Assets
Equity securities	55%	75%
Debt securities	25%	45%
Percentage of debt securities allowed in below investment grade bonds	0%	20%
Cash and cash equivalents	0%	10%

Equity holdings shall be restricted to issues of corporations that are actively traded on the major U.S. exchanges and NASDAQ. Debt security investments may include all securities issued by the U.S. Treasury or other federal agencies and investment grade corporate bonds. When a particular asset class exceeds its minimum or maximum allocation ranges, rebalancing will be addressed upon review of the quarterly performance reports and as cash contributions and withdrawals are made.

U.S. Pension and Supplemental Plan Asset Allocations

The following table provides the target and actual asset allocations for the pension plan and the supplemental plan:

		Successor	Predecessor
	Target	Actual as of December 31, 2017	Actual as of March 31, 2017
U.S. Pension plan:
Equity securities	—	—	—
Debt securities	100%	98%	98%
Cash and other	—	2%	2%

Total	100%	100%	100%

Supplemental plan:
Equity securities	65%	59%	59%
Debt securities	35%	38%	37%
Cash and other	—	3%	4%

Total	100%	100%	100%

Significant Concentration Risks

U.S. Plans

The pension plan and the supplemental plan assets are periodically evaluated for concentration risks. As of December 31, 2017, the company did not have any individual asset investments that comprised 10% or more of each plan’s overall assets.

The pension plan assets are primarily invested in debt securities. In the event that plan assets exceed the estimated plan liabilities for the pension plan, up to two times the difference between the plan assets and plan liabilities may be invested in equity securities, and so long as equities do not exceed 15% of the market value of the assets. Investments in foreign securities are restricted to American Depository Receipts (ADR) and stocks listed on the U.S. stock exchanges and may not exceed 10% of the equity portfolio.

The current diversification policy for the supplemental plan sets forth that equity securities in any single industry sector shall not exceed 25% of the equity portfolio market value and shall not exceed 10% of the market value of the equity portfolio for equity holdings in any single corporation. Additionally, debt securities should be diversified between issuers within each sector with no one issuer comprising more than 10% of the aggregate fixed income portfolio, excluding issues of the U.S. Treasury or other federal agencies.

Fair Value of Pension Plans and Supplemental Plan Assets

Tidewater’s plan assets are accounted for at fair value and are classified within the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement, with the exception of investments for which fair value is measured using the net asset value per share expedient.

The fair value hierarchy for the pension plans and supplemental plan assets measured at fair value as of December 31, 2017 (Successor), are as follows:

(In thousands)	Fair Value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Measured at Net Asset Value
Pension plan measured at fair value:
Debt securities:
Government securities	$4,238	4,238	—	—	—
Collateralized mortgage securities	1,032	—	1,032	—	—
Corporate debt securities	49,420	—	49,420	—	—
Cash and cash equivalents	834	219	615	—	—
Other	1,404	172	1,232	—	—

Total	$56,928	4,629	52,299	—	—
Accrued income	608	608	—	—	—

Total fair value of plan assets	$57,536	5,237	52,299	—	—

Supplemental plan measured at fair value:
Equity securities:
Common stock	$3,599	3,599	—	—	—
Foreign stock	183	183	—	—	—
American depository receipts	1,429	1,429	—	—	—
Preferred American depository receipts	12	12	—	—	—
Real estate investment trusts	72	72	—	—	—
Debt securities:
Government debt securities	1,692	851	841	—	—
Open ended mutual funds	1,676	—	—	—	1,676
Cash and cash equivalents	246	27	170	—	49

Total	$8,909	6,173	1,011	—	1,725
Other pending transactions	(1)	(1)	—	—	—

Total fair value of plan assets	$8,908	6,172	1,011	—	1,725

The following table provides the fair value hierarchy for the pension plans and supplemental plan assets measured at fair value as of March 31, 2017 (Predecessor):

(In thousands)	Fair Value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Measured at Net Asset Value
Pension plan measured at fair value:
Debt securities:
Government securities	$3,770	3,770	—	—	—
Collateralized mortgage securities	2,537	—	2,537	—	—
Corporate debt securities	47,871	—	47,871	—	—
Cash and cash equivalents	989	345	644	—	—
Other	1,298	100	1,198	—	—

Total	$56,465	4,215	52,250	—	—
Accrued income	681	681	—	—	—

Total fair value of plan assets	$57,146	4,896	52,250	—	—

Supplemental plan measured at fair value:
Equity securities:
Common stock	$3,561	3,561	—	—	—
Foreign stock	132	132	—	—	—
American depository receipts	1,387	1,387	—	—	—
Preferred American depository receipts	20	20	—	—	—
Real estate investment trusts	76	76	—	—	—
Debt securities:
Government debt securities	1,613	832	781	—	—
Open ended mutual funds	1,648	—	—	—	1,648
Cash and cash equivalents	323	15	236	—	72

Total	$8,760	6,023	1,017	—	1,720
Other pending transactions	—	—	—	—	—

Total fair value of plan assets	$8,760	6,023	1,017	—	1,720

Plan Assets and Obligations

Changes in plan assets and obligations and the funded status of the U.S. defined benefit pension plan, Norway’s defined benefit pension plan, and the supplemental plan (referred to collectively as “Pension Benefits”) and the postretirement health care and life insurance plan (referred to as “Other Benefits”), are as follows:

	Pension Benefits
	Successor	Predecessor
(In thousands)	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through July 31, 2017	Year Ended March 31, 2017
Change in benefit obligation:
Benefit obligation at beginning of the period	$101,490	97,941	95,830
Service cost	546	393	1,182
Interest cost	1,599	1,313	3,814
Plan curtailment	(432)	—
Benefits paid	(2,059)	(1,610)	(4,895)
Actuarial (gain) loss	2,322	3,322	2,082
Foreign currency exchange rate changes	(23)	131	(72)

Benefit obligation at end of the period	103,443	101,490	97,941

Change in plan assets:
Fair value of plan assets at beginning of the period	$58,148	57,146	57,174
Actual return	1,182	2,138	577
Expected return	32	16	51
Actuarial loss	(217)	(109)	(148)
Administrative expenses	(15)	(7)	(27)
Plan curtailment	(100)	—	—
Employer contributions	625	435	4,465
Benefits paid	(2,059)	(1,610)	(4,895)
Foreign currency exchange rate changes	(60)	139	(51)

Fair value of plan assets at end of the period	57,536	58,148	57,146

Payroll tax unrecognized in benefit obligation at end of the period	76	91	83

Unfunded status at end of the period	$(45,983)	(43,433)	(40,878)

Net amount recognized in the balance sheet consists of:
Current liabilities	$(10,731)	(1,791)	(1,791)
Noncurrent liabilities	(35,252)	(41,642)	(39,087)

Net amount recognized	$(45,983)	(43,433)	(40,878)

	Other Benefits
	Successor	Predecessor
(In thousands)	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through July 31, 2017	Year Ended March 31, 2017
Change in benefit obligation:
Benefit obligation at beginning of the period	$4,817	4,811	5,573
Service cost	29	23	81
Interest cost	75	64	201
Participant contributions	65	58	411
Plan amendment	(1,861)	—	—
Benefits paid	(526)	(346)	(1,170)
Actuarial (gain) loss	325	207	(285)

Benefit obligation at end of the period	2,924	4,817	4,811

Change in plan assets:
Fair value of plan assets at beginning of the period	$—	—	—
Employer contributions	461	288	759
Participant contributions	65	58	411
Benefits paid	(526)	(346)	(1,170)

Fair value of plan assets at end of the period	—	—	—

Unfunded status at end of the period	$(2,924)	(4,817)	(4,811)

Net amount recognized in the balance sheet consists of:
Current liabilities	$(282)	(418)	(418)
Noncurrent liabilities	(2,642)	(4,399)	(4,393)

Net amount recognized	$(2,924)	(4,817)	(4,811)

The following table provides the projected benefit obligation and accumulated benefit obligation for the pension plans:

	Successor	Predecessor
(In thousands)	December 31, 2017	March 31, 2017
Projected benefit obligation	$103,443	97,941
Accumulated benefit obligation	101,287	94,467

The following table provides information for pension plans with an accumulated benefit obligation in excess of plan assets (includes both the pension plans and supplemental plan):

	Successor	Predecessor
(In thousands)	December 31, 2017	March 31, 2017
Projected benefit obligation	$103,443	97,941
Accumulated benefit obligation	101,287	94,467
Fair value of plan assets	57,536	57,146

Net periodic benefit cost for the pension plans and the supplemental plan include the following components:

	Successor	Predecessor
(In thousands)	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through July 31, 2017	Year Ended March 31, 2017
Service cost	$546	393	1,182
Interest cost	1,599	1,313	3,814
Expected return on plan assets	(882)	(691)	(2,246)
Administrational expenses	19	3	28
Payroll tax of net pension costs	29	—	56
Amortization of net actuarial losses	131	—	32
Recognized actuarial loss	—	748	1,785
Curtailment gain	(99)	—	—

Net periodic pension cost	$1,343	1,766	4,651

Net periodic benefit cost for the postretirement health care and life insurance plan include the following components:

	Successor	Predecessor
(In thousands)	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through July 31, 2017	Year Ended March 31, 2017
Service cost	$29	23	81
Interest cost	75	64	201
Amortization of prior service cost	—	(927)	(4,346)
Recognized actuarial (gain)	—	(335)	(1,138)

Net periodic postretirement benefit	$104	(1,175)	(5,202)

Other changes in plan assets and benefit obligations recognized in other comprehensive (income) loss include the following components:

	Pension Benefits
	Successor	Predecessor
(In thousands)	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through July 31, 2017	Year Ended March 31, 2017
Net (gain) loss	$1,939	1,877	3,821
Fresh-start accounting fair value adjustment	—	(22,333)	—
Amortization of net (loss) gain	—	(748)	(1,785)

Total recognized in other comprehensive (income) loss, before tax	$1,939	(21,204)	2,036

Net of tax	1,939	(21,204)	1,323

	Other Benefits
	Successor	Predecessor
(In thousands)	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through July 31, 2017	Year Ended March 31, 2017
Net (gain) loss	$325	207	(285)
Prior service (cost) credit	(1,861)	—	—
Amortization of prior service (cost) credit	—	927	4,346
Fresh-start accounting fair value adjustment	—	19,055	—
Amortization of net (loss) gain	—	335	1,138

Total recognized in other comprehensive (income) loss, before tax	$(1,536)	20,524	5,199

Net of tax	(1,536)	20,524	3,379

Amounts recognized as a component of accumulated other comprehensive income (loss) are as follows:

	Pension Benefits
(In thousands)	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through July 31, 2017
Unrecognized actuarial (loss) gain	$(1,939)	—

Pre-tax amount included in accumulated other comprehensive (loss) income	$(1,939)	—

	Other Benefits
(In thousands)	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through July 31, 2017
Unrecognized actuarial (loss) gain	$(325)	—
Unrecognized prior service credit (cost)	1,861	—

Pre-tax amount included in accumulated other comprehensive (loss) income	$1,536	—

The company expects to recognize the following amounts as a component of net periodic benefit costs during the next fiscal year:

(In thousands)	Pension Benefits	Other Benefits
Unrecognized actuarial (loss) gain	$—	299
Unrecognized prior service credit (cost)	—	(5)

Assumptions used to determine net benefit obligations are as follows:

	Pension Benefits		Other Benefits
	Successor	Predecessor	Successor	Predecessor
	December 31, 2017	March 31, 2017	December 31, 2017	March 31, 2017
Discount rate	3.80%	4.25%	3.80%	4.25%
Rates of annual increase in compensation levels	N/A	3.00%	N/A	N/A

Assumptions used to determine net periodic benefit costs are as follows:

	Pension Benefits		Other Benefits
	Successor	Predecessor	Successor	Predecessor
	December 31, 2017	March 31, 2017	December 31, 2017	March 31, 2017
Discount rate	3.90%	4.15%	3.90%	4.00%
Expected long-term rate of return on assets	3.70%	4.10%	N/A	N/A
Rates of annual increase in compensation levels	3.00%	3.00%	N/A	N/A

To develop the expected long-term rate of return on assets assumption, the company considered the current level of expected returns on various asset classes. The expected return for each asset class was then weighted based on the target asset allocation to develop the expected return on plan assets assumption for the portfolio.

Based upon the assumptions used to measure the company’s qualified pension and postretirement benefit obligations at December 31, 2017, including pension and postretirement benefits attributable to estimated future employee service, the company expects that benefits to be paid over the next ten years will be as follows:

	(In thousands)
Year ending December 31,	Pension Benefits	Other Benefits
2018	$15,350	282
2019	5,812	301
2020	5,877	311
2021	5,966	302
2022	5,978	287
2023 – 2027	30,440	1,212

Total 10-year estimated future benefit payments	$69,423	2,695

Health Care Cost Trends

The following table discloses the assumed health care cost trends used in measuring the accumulated postretirement benefit obligation and net periodic postretirement benefit cost at December 31, 2017 for pre-65 medical and prescription drug coverage, including expected future trend rates.

Pre-65
Year ending December 31, 2017:
Accumulated postretirement benefit obligation	7.60%
Net periodic postretirement benefit obligation	7.60%
Ultimate health care cost trend	4.54%
Ultimate year health care cost trend rate is achieved	2038
Year ending December 31, 2018:
Net periodic postretirement benefit obligation	7.45%

A one-percentage rate increase (decrease) in the assumed health care cost trend rates has the following effects on the accumulated postretirement benefit obligation as of December 31:

(In thousands)	1% Increase	1% Decrease
Accumulated postretirement benefit obligation	$10,715	9,603
Aggregate service and interest cost	208,009	188,345

Defined Contribution Plans

Prior to February 2013, the company maintained the below two defined contribution plans. The plans were merged in February 2013 to provide administrative efficiencies, potential savings on service provider fees and to simplify the participant experience. Following the business combination, the provisions of the two plans remained substantially similar with the exception of cost neutral changes that were approved to simplify the administration of the combined plan.

Retirement Contributions

All eligible U.S. fleet personnel, along with all new eligible employees of the company hired after December 31, 1995 are eligible to receive retirement contributions. Effective January 1, 2011, the active employees who participated in the now frozen defined benefit pension plan also became eligible for retirement contributions. This benefit is noncontributory by the employee, but the company contributes, in cash, 3% of an eligible employee’s compensation to a trust on behalf of the employees. The active employees who participated in the frozen defined benefit pension plan may receive an additional 1% to 8% depending on age and years of service. Company contributions vest over five years. The company ceased contributing to the employee retirement plan effective January 1, 2018. Any future employer contributions to this plan will be determined at the discretion of the company.

401(k) Savings Contribution

Upon meeting various citizenship, age and service requirements, employees are eligible to participate in a defined contribution savings plan and can contribute from 2% to 75% of their base salary to an employee benefit trust. Effective January 1, 2016, the company matches, in cash, 50% of the first 8% of eligible compensation deferred by the employee. Prior to January 1, 2016, the company matched, with company stock, 50% of the first 8% of eligible compensation deferred by the employee. Company contributions vest over five years. Effective January 1, 2018, the company no longer provides a matching of 50% of the first 8% of eligible compensation in an attempt to reduce costs. Any future employer contributions to this plan will be determined at the discretion of the company.

The plan held the following number of shares of Tidewater common stock, series A warrants and series B warrants:

	Successor	Predecessor
	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through July 31, 2017	Year Ended March 31, 2017
Number of shares of Tidewater common stock held by 401(k) plan	8,074	264,504	291,957

Number of shares of Tidewater Series A warrants held by 401(k) plan	9,030	—	—

Number of shares of Tidewater Series B warrants held by 401(k) plan	9,762	—	—

The amounts charged to expense related to the above defined contribution plans are as follows:

	Successor	Predecessor
(In thousands)	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through July 31, 2017	Year Ended March 31, 2017
Defined contribution plans expense, net of forfeitures	$854	871	2,660
Defined contribution plans forfeitures	83	79	149

Other Plans

A non-qualified supplemental savings plan is provided to executive officers who have the opportunity to defer up to 50% of their eligible compensation that cannot be deferred under the existing 401(k) plan due to IRS limitations. A company match may be provided on these contributions equal to 50% of the first 8% of eligible compensation deferred by the employee to the extent the employee is not able to receive the full amount of company match to the 401(k) plan due to IRS limitations. In January 2018, the company match was discontinued. The plan also allows participants to defer up to 100% of their bonuses. In addition, an amount equal to any refunds that must be made due to the failure of the 401(k) nondiscrimination test may be deferred into this plan.

Effective March 4, 2010, the non-qualified supplemental savings plan was modified to allow the company to contribute restoration benefits to eligible employees. Employees who did not accrue a benefit in the supplemental executive retirement plan and who are eligible for a contribution in the defined contribution retirement plan automatically became eligible for the restoration benefit when the employee’s eligible retirement compensation exceeded the section 401(a)(17) limit. The restoration benefit was noncontributory by the employee, but the company contributed, in cash, 3% of an eligible employee’s compensation above the 401(a)(17) limit to a trust on behalf of the employees. The active employees who participated in the frozen defined benefit pension plan were eligible for an additional 1% to 8% depending on age and years of service. The company ceased contributing restoration compensation to eligible employees effective January 1, 2018. Any future contributions to this plan will be determined at the discretion of the company.

The company also provides retirement benefits to its eligible non-U.S. citizen employees working outside their respective country of origin.

Effective December 1, 2015, the company amended its existing multinational savings plan to a self-directed multinational defined contribution retirement plan (multinational retirement plan). The company subsequently removed approximately $6.4 million of plan assets and liabilities from the other assets and other liabilities and deferred credits section of the consolidated balance sheets. Non-U.S. citizen shore-based and certain offshore employees working outside their respective country of origin were eligible to participate in the multinational retirement plan provided the employees were not enrolled in any home country pension or retirement program. Participants of the multinational retirement plan could contribute 1% to 50% of their base salary after the first month following hire or transfer to eligible positions. The company matched, in cash, 50% of the first 6% of eligible compensation deferred by the employee which vests over five years.

Prior to the amendment of this plan, participants could contribute 1% to 15% of their base salary and the company matched, in cash, 50% of the first 6% of eligible compensation deferred by the employee. This former plan’s company contributions vested over six years. The company ceased contributing to this retirement plan effective January 1, 2018. Any future contributions to this plan will be determined at the discretion of the company.

The amounts charged to expense related to the multinational retirement plan and multinational savings plan contributions are as follows:

	Successor	Predecessor
(In thousands)	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through July 31, 2017	Year Ended March 31, 2017
Multinational plan expense	$81	67	260

The company also has a defined benefit pension plan that covers certain Norway citizen employees and other employees who are permanent residents of Norway. Benefits are based on years of service and employee compensation. As of December 31, 2017, approximately 90 active employees are covered by this plan. The company contributed a respective 2.7 million NOK and 3.6 million NOK (approximately $0.3 million and $0.4 million, respectively) to the defined benefit pension plan during the nine-month period ended December 31, 2017 and the year ended March 31, 2017, respectively. The company expects to contribute approximately 3 million NOK, or $0.4 million during calendar 2018. The preceding fair value hierarchy tables and pension plan assets and obligations tables include the Norway pension plan.

The company also provides certain benefits programs which are maintained in several other countries that provide retirement income for covered employees.

(9)	OTHER CURRENT ASSETS, OTHER ASSETS, ACCRUED EXPENSES, OTHER CURRENT LIABILITIES, AND OTHER LIABILITIES AND DEFERRED CREDITS

A summary of other current assets is as follows:

	Successor	Predecessor
(In thousands)	December 31, 2017	March 31, 2017
Deposits	$1,780	3,057
Reorganization related retainer payments	50	3,938
Investments held in rabbi trust(A)	8,908	—
Prepaid expenses	8,392	11,414

	$19,130	18,409

(A)	The company plans to liquidate the rabbi trust (valued at $8.9 million as of December 31, 2017) in advance of paying a lump sum benefit to the former CEO in April 2018 of $9.6 million.

A summary of other assets is as follows:

	Successor	Predecessor
(In thousands)	December 31, 2017	March 31, 2017
Recoverable insurance losses	$2,405	10,142
Deferred income tax assets	—	39,134
Investments held for savings plans and SERP	6,583	14,835
Accumulated costs of rejected vessel(B)	—	48,382
Long-term deposits	16,217	15,162
Other	5,847	11,880

	$31,052	139,535

(B)	Refer to Note (14) of “Notes to Consolidated Financial Statements” included in this prospectus for additional information regarding the vessel rejected at the time of delivery.

A summary of accrued expenses is as follows:

	Successor	Predecessor
(In thousands)	December 31, 2017	March 31, 2017
Payroll and related payables(C)	$17,344	10,465
Commissions payable(D)	1,898	2,143
Accrued vessel expenses	27,222	41,580
Accrued interest expense(E)	6,036	15,021
Other accrued expenses	2,306	8,912

	$54,806	78,121

(C)	Includes a $9.6 million payable related to a lump sum payment to the former CEO which is expected to be paid in April 2018.
(D)	Excludes $36.4 million and $34.7 million of commissions due to Sonatide at December 31, 2017 and March 31, 2017, respectively. These amounts are included in amounts due to affiliates.
(E)	Accrued interest as of December 31, 2017, reflects the company’s post-restructuring capital structure which includes debt of $448.2 million.

A summary of other current liabilities is as follows:

	Successor	Predecessor
(In thousands)	December 31, 2017	March 31, 2017
Taxes payable	$10,326	23,497
Deferred gain on vessel sales—current(F)	—	23,798
Amounts payable to holders of General Unsecured Claims(G)	8,474	—
Other	893	1,134

	$19,693	48,429

(F)

Deferred gains related to the company’s sale leaseback vessels were recognized as reorganization items in the quarter ended June 30, 2017, due to the company’s rejection of its lease contracts as part of the Chapter 11 proceedings. Refer to Note (4), “Reorganization Items.”

(G)	Remaining payable to holders of General Unsecured Claims which was paid in January 2018.

A summary of other liabilities and deferred credits is as follows:

	Successor	Predecessor
(In thousands)	December 31, 2017	March 31, 2017
Postretirement benefits liability	$2,642	4,394
Pension liabilities	36,614	40,339
Deferred gain on vessel sales(H)	—	88,923
Other	19,320	21,049

	$58,576	154,705

(H)

Deferred gains related to the company’s sale leaseback vessels were recognized as reorganization items in the quarter ended June 30, 2017, due to the company’s rejection of its lease contracts as part of the Chapter 11 proceedings. Refer to Note (4), “Reorganization Items.”

(10) STOCK-BASED COMPENSATION AND INCENTIVE PLANS

The company believes its stock-based compensation and incentive plans are critical to its operations and productivity. Granted under the company’s long-term incentive plans and with the authority of the Compensation Committee of the Board of Directors, the company’s employee stock option, restricted stock awards, restricted stock units (that settle in Tidewater common stock), phantom stock, and cash-based performance awards, are intended to attract, retain and provide incentives for talented employees, including officers and non-employee directors, and to align stockholder and employee interests. The long-term incentive plans allow the company to grant, on a discretionary basis, both incentive and non-qualified stock options, as well as, time and/or performance-based restricted stock and restricted stock unit awards.

As discussed in greater detail under Item 7 under the heading, “Reorganization and Chapter 11 Proceedings,” the company and certain subsidiaries filed voluntary petitions for Chapter 11 bankruptcy protection on May 17, 2017 to effectuate a restructuring pursuant to a Plan. As a result of the Restructuring, all of the company’s outstanding equity and incentive programs (and all outstanding stock options and awards under those programs) were cancelled, except for unvested phantom stock awards held by the company’s non-officer employees and certain deferred stock units and deferred cash awards held by non-employee members of the predecessor board, each as discussed in greater detail below.

In addition, on the Effective Date, a new equity incentive plan, the Tidewater Inc. 2017 Stock Incentive Plan (the “2017 Plan”) became effective pursuant to the operation of the Plan. As of December 31, 2017, the 2017 Plan is the company’s only equity incentive plan and the only type of awards outstanding under the 2017 Plan are restricted stock units (RSUs) that settle in shares of Tidewater common stock.

The number of common stock shares reserved for issuance under the plans and the number of shares available for future grants are as follows:

	Successor	Predecessor
	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through July 31, 2017	Year Ended March 31, 2017
Shares of common stock reserved for issuance under the plans	3,048,877	—	1,900,769
Shares of common stock available for future grants	1,891,231	—	505,221

Stock Option Awards

In previous years, the company has granted stock options to its directors and employees, including officers, under several different stock incentive plans. There are no option awards outstanding as of December 31, 2017. Under the terms of the plans, stock options are granted with an exercise price equal to the stock’s closing fair market value on the date of grant. Generally, options granted vest annually over a three-year vesting period measured from the date of grant. Options not previously exercised expire at the earlier of either three months after termination of the grantee’s employment or ten years after the date of grant. Upon retirement, unvested stock options are forfeited. The retiree has two years post retirement to exercise vested options. All of the stock options are classified as equity awards.

The company uses the Black-Scholes option-pricing model to determine the fair value of options granted and to calculate the share-based compensation expense. Stock options were granted in the year ended March 31, 2016 and 2015 but not during the year ended March 31, 2017 or through the nine-month transition period ended December 31, 2017.

The fair value and assumptions used for the stock options issued during the years ended March 31, 2016 and 2015 are as follows:

	2016	2015
Weighted average fair value of stock options granted	$3.34	$5.54
Risk-free interest rate	1.62%	1.82%
Expected dividend yield	0.0%	0.0%
Expected stock price volatility	45%	30%
Expected stock option life	6.5 years	6.5 years

The following table sets forth a summary of stock option activity of the company:

	Weighted- average Exercise Price	Number of Shares
Outstanding at March 31, 2016 (Predecessor)	$31.73	1,777,124
Granted	—	—
Exercised	—	—
Expired or cancelled/forfeited	44.86	(381,576)

Outstanding at March 31, 2017 (Predecessor)	28.14	1,395,548
Granted	—	—
Exercised	—	—
Expired or cancelled/forfeited	28.14	(1,395,548)

Outstanding at July 31, 2017 (Predecessor)	—	—
Granted	—	—
Exercised	—	—
Expired or cancelled/forfeited	—	—

Outstanding at December 31, 2017 (Successor)	$—	—

Prior to emergence from chapter 11 bankruptcy, all outstanding stock options were cancelled. Refer to Item 7. “Reorganization and Chapter 11 Proceedings.”

Additional information regarding stock options is as follows:

	Successor	Predecessor
(In thousands, except number of stock options and weighted average price)	Period from April 1, 2017 through December 31, 2017	Period from August 1, 2017 through July 31, 2017	Year Ended March 31, 2017
Intrinsic value of options exercised	—	—	—
Number of stock options vested	—	—	266,311
Fair value of stock options vested	$—	—	1,185
Number of options exercisable	—	—	999,849
Weighted average exercise price of options exercisable	$—	—	34.36

Stock option compensation expense along with the reduction effect on basic and diluted earnings per share are as follows:

	Successor	Predecessor
(In thousands, except per share data)	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through July 31, 2017	Year Ended March 31, 2017
Stock option compensation expense	$—	1,644	745
Basic loss per share increased by	—	0.02	0.02
Diluted loss per share increased by	—	0.02	0.02

Restricted Stock Units

The company has granted restricted stock units (RSUs) to key employees, including officers and non-employee directors, under the company’s incentive plan, which provides for the granting of restricted stock units to officers, non-employee directors and key employees. The company awards time-based units, where each unit represents the right to receive, at the end of a vesting period, one unrestricted share of Tidewater common stock with no exercise price.

The company also awards performance-based RSUs, where each unit represents the right to receive, at the end of a vesting period, up to two shares of Tidewater common stock with no exercise price. Vesting of the various performance-based restricted stock units is based on metrics such as a three year Total Shareholder Return (TSR) as measured against a three year TSR of a defined peer group and Return on Total Capital (ROTC) for the company over a three year performance period. The company uses assumptions underlying the Black-Scholes methodology to produce a Monte Carlo simulation model to value the TSR performance-based restricted stock units. The fair value of the ROTC performance-based RSUs and time-based RSUs is based on the market price of our common stock on the date of grant. The restrictions on the time-based RSUs awarded to key employees lapse over a three year period from the date of the award. The restrictions on the time-based RSUs awarded to non-employee directors lapse over a one year period. Time-based RSUs require no goals to be achieved other than the passage of time and continued employment. The restrictions on the performance-based restricted stock units lapse if the company meets specific targets as defined. During the restricted period, the RSUs may not be transferred or encumbered, but the recipient has the right to receive dividend equivalents on the restricted stock units, but there are no voting rights until the units vest. If dividends are declared, dividend equivalents are accrued on performance-based restricted shares and ultimately paid only if the performance criteria are achieved. Restricted stock unit compensation costs are recognized on a straight-line basis over the vesting period, and are net of forfeitures.

All outstanding unvested restricted stock awards granted under the predecessor incentive plans vested prior to emergence from chapter 11 bankruptcy. RSUs granted under the 2017 Incentive Plan, subsequent to emergence from Chapter 11 bankruptcy generally have a vesting period over three years in equal installments from the date of grant, except that (i) the RSUs granted to directors vest one year from July 31, 2017 and (ii) the RSUs granted to Larry T. Rigdon under his employment agreement for his service as the former interim president and CEO vest quarterly in equal installments from January 16, 2018 over a one year period.

The following table sets forth a summary of restricted stock unit activity of the company:

	Weighted- average Grant-Date Fair Value	Time Based Units	Weight- average Grant Date Fair Value	Performance Based Units
Non-vested balance at March 31, 2016 (Predecessor)	$49.17	89,639	61.75	156,851
Granted	—	—	—	—
Vested	49.39	(76,006)	—	—
Cancelled/forfeited	49.62	(13,450)	61.75	(156,851)

Non-vested balance at March 31, 2017 (Predecessor)	54.48	183	—	—
Granted	—	—	—	—
Vested	54.48	(183)	—	—
Cancelled/forfeited	—	—	—	—

Non-vested balance at July 31, 2017 (Predecessor)	—	—	—	—
Granted	24.40	1,203,379	—	—
Vested	—	—	—	—
Cancelled/forfeited	24.15	(45,733)	—	—

Non-vested balance at December 31, 2017 (Successor)	$24.41	1,157,646	—	—

Restrictions on 418,301 time-based units outstanding at December 31, 2017 will lapse during fiscal 2018.

Restricted stock unit compensation expense and grant date fair value are as follows:

	Successor	Predecessor
(In thousands)	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through July 31, 2017	Year Ended March 31, 2017
Grant date fair value of restricted stock units vested	$—	10	3,754
Restricted stock unit compensation expense	3,731	2	2,425

As of December 31, 2017, total unrecognized restricted stock unit compensation costs amounted to approximately $24.5 million, or $18.2 million net of tax. No restricted stock unit compensation costs were capitalized as part of the costs of an asset. The amount of unrecognized restricted stock unit compensation costs will be affected by any future restricted stock unit grants and by the separation of an employee from the company who has received restricted stock units that are unvested as of their separation date. There were no modifications to the restricted stock units during the year ended March 31, 2017 and the nine months ended December 31, 2017.

Phantom Stock Plan

The company provides a Phantom Stock Plan to provide additional incentive compensation to key employees including officers of the company. The plan awards phantom stock units to participants who have the right to receive the value of a share of common stock in cash from the company. Participants have no voting or other rights as a shareholder with respect to any common stock as a result of participation in the phantom stock plan. The phantom shares generally have a three year vesting period from the grant date of the award provided the employee remains employed by the company during the vesting period. If dividends are declared, participants receive dividend equivalents at the same rate as dividends on the company’s common stock. As a result of the restructuring, on the Effective Date, (i) all phantom units held by officers of the company were cancelled for no value as agreed between the company and each officer and (ii) all outstanding phantom stock units held by non-officer employees were converted in accordance with the conversion ratio for common stock provided in the Plan, which resulted in the cancellation of the predecessor phantom stock units in exchange for successor phantom stock units (including Series A and B warrant phantom units). No new awards have been issued under the Phantom Stock Plan since March 31, 2016.

The following table sets forth a summary of phantom stock activity of the company:

	Weighted- average Grant-Date Fair Value	Time Based Shares	Weighted- average Grant-Date Fair Value	Series A Warrants	Weighted- average Grant-Date Fair Value	Series B Warrants
Non-vested balance at March 31, 2016 (Predecessor)	$10.83	1,599,829
Granted	—	—
Vested	12.29	(585,426)
Cancelled/forfeited	13.52	(68,253)

Non-vested balance at March 31, 2017 (Predecessor)	9.74	946,150
Granted	—	—
Vested	—	—
‘Cancelled(A)	9.70	(484,446)
Forfeited	10.08	(16,866)

Non-vested balance at July 31, 2017 (Predecessor)(B)	9.77	444,838

Issuance of Successor phantom stock(B)	308.19	14,160	1.00	22,963	0.98	24,824
Balance at August 1, 2017	—	—
Granted	—	—
Vested	—	—
Cancelled/forfeited	307.31	(634)	1.00	(1,029)	0.98	(1,112)

Non-vested balance at December 31, 2017 (Successor)	$308.24	13,526	1.00	21,934	0.98	23,712

(A)	Prior to emergence from Chapter 11 bankruptcy, all officer-held phantom stock units were cancelled. Refer to Item 7. “Reorganization and Chapter 11 Proceedings.”
(B)

Upon emergence from Chapter 11 bankruptcy, all outstanding phantom stock units held by non-officer employees were converted by the same conversion ratio applied to the common shares upon emergence. Every 31.4143 phantom stock units converted into one phantom stock unit post emergence which is valued to the new common stock. In addition, each post emergence phantom stock unit received 1.6216 phantom series A warrants and 1.7531 phantom series B warrants. Both warrant series have time-based vesting and follow the vesting schedule of the underlying phantom stock unit. Refer to Item 7. “Reorganization and Chapter 11 Proceedings.”

Restrictions on 34,525 time-based shares will lapse in calendar 2018. The fair value of the non-vested phantom shares at December 31, 2017 is $24.40 per unit, for time-based phantom shares, $2.38 for phantom series A warrants, and $2.08 for phantom series B warrants.

Phantom stock compensation expense and grant date fair value of phantom stock vested are as follows:

	Successor	Predecessor
(In thousands)	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through July 31, 2017	Year Ended March 31, 2017
Grant date fair value of phantom stock vested	$—	—	7,118
Phantom stock compensation expense	94	68	467

As of December 31, 2017, total unrecognized phantom stock compensation costs amounted to $0.3 million, or $0.2 million net of tax. The liability for this plan will be adjusted in the future until paid to the participant to reflect the value of the units at the respective quarter end Tidewater stock price.

Cash-based Performance Plan

In previous years, the company provided a Cash-based Performance Plan as additional incentive compensation to officers of the company. The plan awards units equal to cash to participants where each unit represents the right to receive, at the end of a vesting period, up to two dollars.

Vesting of the various cash-based performance units (CBU) is based on metrics such as a three year TSR as measured against a three year TSR of a defined peer group and ROTC for the company over a three year performance period. The company uses assumptions underlying the Black-Scholes methodology to produce a Monte Carlo simulation model to value the TSR cash-based performance units. The fair value of the ROTC CBUs is based on the market price of our common stock on the date of grant less dividends associated with the ROTC component. The CBUs do not receive dividend equivalents. The restrictions on the CBUs lapse if the company meets specific targets as defined. Cash-based performance unit compensation costs are recognized on a straight-line basis over the vesting period, and are net of forfeitures. As a result of the restructuring all outstanding CBUs were cancelled for no value as agreed between the company and the holder. Refer to Item 7. “Reorganization and Chapter 11 Proceedings.”

The following table sets forth a summary of cash-based performance plan unit activity of the company:

	Weighted- average Grant-Date Fair Value	Performance Based Units
Non-vested balance at March 31, 2016 (Predecessor)	$1.16	7,913,716
Granted	—	—
Vested	—	—
Cancelled/forfeited	1.15	(179,991)

Non-vested balance at March 31, 2017 (Predecessor)	1.16	7,733,725
Granted	—	—
Vested	—	—
Cancelled/forfeited	1.16	(7,733,725)

Non-vested balance at July 31, 2017 (Predecessor)	—	—

There are no outstanding cash-based performance units at December 31, 2017.

Cash-based performance unit compensation expense and grant date fair value are as follows:

	Successor	Predecessor
(In thousands)	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through July 31, 2017	Year Ended March 31, 2017
Grant date fair value of cash-based performance units vested	$—	—	—
Cash-based performance unit compensation expense	—	(1,975)	761

No cash-based performance plan compensation costs were capitalized as part of the costs of an asset. There were no modifications to the cash-based performance plan units during four-month period ended July 31, 2017 or the year ended March 31, 2017.

Non-Employee Board of Directors Deferred Stock Unit Plan

The company provided a Deferred Stock Unit Plan to its non-employee directors through the year ended March 31, 2016. The plan provided each non-employee director an annual grant of stock units having an aggregate value of $115,000 beginning in the year ended March 31, 2013 and $100,000 prior to the year ended March 31, 2013 on the date of grant. Deferred stock units were fully vested at the time of grant. If dividends were declared, dividend equivalents were paid on the stock units at the same rate as dividends on the company’s common stock and were re-invested as additional stock units. A stock unit represented the right to receive from the company the equivalent value of one share of company’s common stock in cash. The liability for this plan was adjusted quarterly to reflect the value of the units at the respective quarter end Tidewater stock price. Payment of the value of the stock unit granted could be made upon the earlier of the date that is 15 days following the date the participant ceases to be a director for any reason or upon a change of control of the company. The participants could elect to receive annual installments, lump sum, or a distribution commencing on an anniversary of the grant date, whichever is earlier.

As noted previously, each member of the predecessor board was deemed to have resigned from the board on the Effective Date by operation of the Plan, which triggered payout status for all outstanding deferred stock units. As a result, all outstanding deferred stock units under this plan were revalued to reflect the value of the units based on Tidewater’s July 31, 2017 pre-emergence stock price and were paid according to the participants’ respective payment elections. Refer to Item 7. “Reorganization and Chapter 11 Proceedings.” No new awards have been issued under the Deferred Stock Unit Plan since March 31, 2016.

The following table sets forth a summary of deferred stock unit activity of the company:

	Weighted- average Grant-Date Fair Value	Number Of Units
Balance at March 31, 2016 (Predecessor)	$23.58	363,630
Dividend equivalents reinvested	—	—
Retirement distribution	6.83	(12,792)
Granted	—	—

Balance at March 31, 2017 (Predecessor)	24.19	350,838
Dividend equivalents reinvested	—	—
Retirement distribution	24.19	(350,838)
Granted	—	—

Balance at July 31, 2017 (Predecessor)	—	—

Deferred stock unit compensation expense, which is reflected in general and administrative expenses, is as follows:

	Successor	Predecessor
(In thousands)	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through July 31, 2017	Year Ended March 31, 2017
Deferred stock units compensation expense (benefit)	$—	(68)	(1,987)

Non-Employee Board of Directors Deferred Cash Award Plan

For the year ended March 31, 2017, the company provided a Deferred Cash Award Plan to its non-employee directors. The plan provided that each non-employee director was granted a cash award having an aggregate value of $97,750. The plan awarded cash to the participants which earns interest quarterly based on the 10-year

Treasury note rate plus 1.5%. For the cash award granted, the participant could elect to receive annual installments or a lump sum distribution. Participants also had the option of electing a distribution made upon the earlier of the date that is 15 days following the date the participant ceased to be a director or upon a change of control of the company or distribution date commencing on an anniversary of the grant date, whichever is earlier.

As noted previously, each member of the predecessor board was deemed to have resigned from the board on the Effective Date by operation of the Plan, which triggered payout status for all deferred cash awards. As a result, the deferred cash awards were paid according to upon the participants’ respective payment elections. Refer to Item 7. “Reorganization and Chapter 11 Proceedings.” No new awards have been issued under the Deferred Stock Unit Plan since March 31, 2017.

Deferred cash award expense, which is reflected in general and administrative expenses, is as follows:

	Successor	Predecessor
(In thousands)	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through July 31, 2017	Year Ended March 31, 2017
Deferred cash award expense	$—	12	978

(11) STOCKHOLDERS’ EQUITY

Common Stock

The number of authorized and issued common stock and preferred stock are as follows:

	Successor	Predecessor
	December 31, 2017	March 31, 2017
Common stock shares authorized	125,000,000	125,000,000
Common stock par value	$0.001	$0.10
Common stock shares issued	22,115,916	47,121,304
Preferred stock shares authorized	3,000,000	3,000,000
Preferred stock par value	No par	No par
Preferred stock shares issued	—	—

Common Stock Repurchases

No shares were repurchased by the company during the year ended March 31, 2017, or the nine month transition period ended December 31, 2017.

Dividend Program

There were no dividends declared by the company during the year ended March 31, 2017, or the nine month transition period ended December 31, 2017.

Accumulated Other Comprehensive Loss

The changes in accumulated other comprehensive income by component, net of tax, are as follows:

	Successor
	Period from August 1, 2017 through December 31, 2017
(in thousands)	Balance at 7/31/17	Gains/ (losses) recognized in OCI	Reclasses from OCI to net income	Net period OCI	Remaining balance 12/31/17
Available for sale securities	—	87	169	256	256
Pension/Post-retirement benefits	—	(403)	—	(403)	(403)

Total	—	(316)	169	(147)	(147)

	Predecessor
	Period from April 1, 2017 through July 31, 2017
(in thousands)	Balance at 3/31/17	Gains/ (losses) recognized in OCI	Reclasses from OCI to net income	Net period OCI	Remaining balance 7/31/17
Available for sale securities	(95)	57	106	163	68
Currency translation adjustment	(9,811)	—	—	—	(9,811)
Pension/Post-retirement benefits	(438)	(2,598)	—	(2,598)	(3,036)

Total	(10,344)	(2,541)	106	(2,435)	(12,779)

	Predecessor
	For the year ended March 31, 2017
(in thousands)	Balance at 3/31/16	Gains/ (losses) recognized in OCI	Reclasses from OCI to net income	Net period OCI	Remaining balance 3/31/17
Available for sale securities	(208)	(265)	378	113	(95)
Currency translation adjustment	(9,811)	—	—	—	(9,811)
Pension/Post-retirement benefits	4,683	(5,121)	—	(5,121)	(438)
Interest rate swap	(1,530)	—	1,530	1,530	—

Total	(6,866)	(5,386)	1,908	(3,478)	(10,344)

The following table summarizes the reclassifications from accumulated other comprehensive loss to the consolidated statement of income,

	Successor	Predecessor
(In thousands)	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through July 31, 2017	Year Ended March 31, 2017	Affected line item in the consolidated statements of income
Realized gains on available for sale securities	$169	106	582	Interest income and other, net
Interest rate swap	—	—	2,353	Interest and other debt costs

Total pre-tax amounts	169	106	2,935
Tax effect	—	—	1,027

Total gains for the period, net of tax	$169	106	1,908

During the quarter ended March 31, 2017, $1.3 million ($2.4 million pre-tax) of remaining other comprehensive loss related to the interest rate swap agreement, entered into in July 2010 in connection with the September 2010 senior notes offering was recognized as interest expense in accordance with ASC 815. Refer to Note (7) of “Notes to Consolidated Financial Statements” included in this prospectus.

(12) EARNINGS PER SHARE

The components of basic and diluted earnings per share, are as follows:

	Successor	Predecessor
(In thousands, except share and per share data)	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through July 31, 2017	Year Ended March 31, 2017
Net loss available to common shareholders	$(39,266)	(1,646,909)	(660,118)
Weighted average outstanding shares of common stock, basic(A)	21,539,143	47,121,330	47,071,066
Dilutive effect of options, warrants and restricted stock awards and units	—	—	—

Weighted average common stock and equivalents	21,539,143	47,121,330	47,071,066
Loss per share, basic(B)	$(1.82)	(34.95)	(14.02)
Loss per share, diluted(C)	$(1.82)	(34.95)	(14.02)
Additional information:
Incremental “in-the-money” options, warrants, and restricted stock awards and units outstanding at the end of the period(D)	7,869,553	—	1,233

(A)	Basic weighted average shares outstanding includes 924,125 shares issuable upon the exercise of New Creditor Warrants held by U.S. citizens at December 31, 2017 (Successor).
(B)	The company calculates “Loss per share, basic” by dividing “Net loss available to common shareholders” by “Weighted average outstanding share of common stock, basic”.
(C)	The company calculates “Loss per share, diluted” by dividing “Net loss available to common shareholders” by “Weighted average common stock and equivalents”.
(D)	For the period from August 1, 2017 through December 31, 2017, the company also had 5,062,089 shares of “out-of- the-money” warrants outstanding at the end of the period.

(13) SALE LEASBACK ARRANGEMENTS

Please refer to Note (2) of “Notes to Consolidated Financial Statements” included in this prospectus for additional information regarding the negotiations with its Lenders and Noteholders, Restructuring Support Agreement and Reorganization and Chapter 11 Proceedings for further discussion of the effect of these proceedings on the company’s sale/leaseback obligations.

In connection with the restructuring contemplated by the Plan, the Debtors filed a motion seeking to reject all Sale Leaseback Agreements (the rejection damage claims related thereto, the “Sale Leaseback Claims”). Pursuant to an order by the Bankruptcy Court in May 2017, the Sale Leaseback Agreements for all 16 leased vessels were rejected.

As of July 31, 2017, the Effective Date, the company and the Sale Leaseback Parties had not reached agreement with respect to the amount of the Sale Leaseback Claims, and a portion of the emergence consideration (including cash, New Creditor Warrants and New Secured Notes, and based on up to $260.2 million of possible additional Sale Leaseback Claims) was set aside to allow for the settlement and payout of the Sale Leaseback Parties’ claims as they were settled. The company successfully reached agreement with the Sale Leaseback Parties between August and November 2017. Pursuant to such settlements, approximately $233.6 million of additional Sale Leaseback Claims were allowed and emergence consideration was paid to the Sale Leaseback Parties as each claim was settled. The remaining emergence consideration withheld was distributed pro-rata to holders of allowed General Unsecured Claims, including the remaining Sale Leaseback Parties, in December 2017 and January 2018.

Included in gain on asset dispositions, net for the period April 1, 2017 through July 31, 2017 (Predecessor), are $3 million of deferred gains from sale leaseback transactions which reflects gains recognized through the Petition Date of May 17, 2017. Unamortized deferred gains as of the Petition Date of $105.9 million were credited to reorganization items as a result of the lease rejections.

(14) COMMITMENTS AND CONTINGENCIES

Compensation Commitments

Change of control agreements exist with certain of the company’s officers whereby each receives certain compensation and benefits in the event that their employment is terminated for certain reasons during a one- or two-year protected period following a change in control of the company subsequent to January 1, 2018. The maximum amount of cash compensation that could be paid under the agreements, based on present salary levels, is approximately $68 million.

Vessel Commitments

The company has successfully replaced substantially all of the older vessels in its fleet with fewer, larger and more efficient vessels that have a more extensive range of capabilities. These efforts are expected to continue with the delivery of the remaining vessel currently under construction. the company anticipates that it will use some portion of its available cash, or future operating cash flows in order to fund current and any future commitments in connection with the completion of the fleet renewal and modernization program.

The company has previously reported that it was in a dispute with a U.S. shipyard over the construction of two 5,400 deadweight ton (DWT) deepwater platform supply vessels (PSVs). During the quarter ended March 31, 2017, the company rejected the delivery of the first PSV under construction and withheld the final contractual milestone payment. In March 2017, the shipyard filed a notice of arbitration alleging that the company was (a) in breach of contract because of its rejection of the first PSV and (b) in anticipatory breach of contract based on the shipyard’s expectation that the company would reject delivery of the second PSV under construction. Further details of that dispute have been disclosed by the company in prior filings. The parties engaged in settlement negotiations and have resolved all outstanding disputes related to both vessels.

The company and the shipyard entered into a settlement agreement effective November 22, 2017 to resolve all outstanding disputes associated with these vessels. Delivery of the first PSV occurred in November 2017. The final installment for the first PSV was $4.3 million (after deduction of a contractual deadweight credit). With respect to the second PSV, the company agreed to reimburse the shipyard for approximately $0.7 million of costs and expenses of third party vendors to complete construction. The second PSV, for which the vessel under construction was recorded at its estimated fair value of $7 million in conjunction with fresh start accounting as of July 31, 2017, is expected to be delivered in July 2018. The remaining installment payment for the second PSV and other related costs to complete the vessel, including the reimbursement obligation, in total, are estimated to be $4.5 million. As part of the overall settlement, the shipyard provided the company with a $0.3 million drydock credit for any future drydocking services to be provided by the shipyard to the company.

The company has experienced substantial delay with one fast supply boat under construction in Brazil that was originally scheduled to be delivered in September 2009. On April 5, 2011, pursuant to the vessel construction contract, the company sent the subject shipyard a letter initiating arbitration in order to resolve disputes of such matters as the shipyard’s failure to achieve payment milestones, its failure to follow the construction schedule, and its failure to timely deliver the vessel. The company has suspended construction on the vessel and both parties continue to pursue arbitration. During 2016 the company reclassified the remaining accumulated costs of $5.6 million from construction in progress to other assets as an insurance receivable. In conjunction with the company’s bankruptcy emergence and application of fresh-start accounting as of July 31, 2017 a valuation analysis was performed to assess the likelihood and extent of the recovery of the disputed amount and as a result, the remaining insurance receivable has been valued at $1.8 million as of July 31, 2017 and December 31, 2017.

The company generally requires shipyards to provide third party credit support in the event that vessels are not completed and delivered timely and in accordance with the terms of the shipbuilding contracts. That third party credit support typically guarantees the return of amounts paid by the company and generally takes the form of refundment guarantees or standby letters of credit issued by major financial institutions generally located in the country of the shipyard. While the company seeks to minimize its shipyard credit risk by requiring these instruments, the ultimate return of amounts paid by the company in the event of shipyard default is still subject to the creditworthiness of the shipyard and the provider of the credit support, as well as the company’s ability to successfully pursue legal action to compel payment of these instruments. When third party credit support that is acceptable to the company is not available or cost effective, the company endeavors to limit its credit risk by minimizing pre-delivery payments and through other contract terms with the shipyard.

Sonatide Joint Venture

The company has previously disclosed the significant financial and operational challenges that it confronts with respect to its substantial operations in Angola, as well as steps that the company has taken to address or mitigate those risks. Most of the company’s attention has been focused in three areas: reducing the net receivable balance due to the company from Sonatide, its Angolan joint venture with Sonangol, for vessel services; reducing the foreign currency risk created by virtue of provisions of Angolan law that require that payment for a significant portion of the services provided by Sonatide be paid in Angolan kwanza; and optimizing opportunities, consistent with Angolan law, for services provided by the company to be paid for directly in U.S. dollars. These challenges, and the company’s efforts to respond, continue.

Amounts due from Sonatide (Due from affiliate in the consolidated balance sheets) at December 31, 2017 and March 31, 2017 of approximately $230 million and $263 million, respectively, represent cash received by Sonatide from customers and due to the company, amounts due from customers that are expected to be remitted to the company through Sonatide and costs incurred by the company on behalf of Sonatide. Approximately $44 million of the balance at December 31, 2017 represents invoiced but unpaid vessel revenue related to services performed by the company through the Sonatide joint venture. Remaining amounts due to the company from Sonatide are, in part, supported by approximately $81 million of cash (primarily denominated in Angolan kwanzas) held by Sonatide that is pending conversion into U.S. dollars and the subsequent expatriation of such funds. In addition, the company owes Sonatide the aggregate sum of approximately $99 million, including $36 million in commissions payable by the company to Sonatide. The company monitors the aggregate amounts due from Sonatide relative to the amounts due to Sonatide.

For the period from April 1, 2017 through July 31, 2017, the company collected (primarily through Sonatide) approximately $22 million from its Angolan operations. Of the $22 million collected, approximately $19 million were U.S. dollars received by Sonatide on behalf of the company or U.S. dollars received directly by the company from customers. The balance of $3 million collected reflects Sonatide’s conversion of Angolan kwanza into U.S. dollars and the subsequent expatriation of the dollars and payment to the company. The company also reduced the net due from affiliate and due to affiliate balances by approximately $21 million during the year ended March 31, 2017 through netting transactions based on an agreement with the joint venture.

For the period from August 1, 2017 through December 31, 2017, the company collected (primarily through Sonatide) approximately $21 million from its Angolan operations. Of the $21 million collected, approximately $20 million were U.S. dollars received by Sonatide on behalf of the company or U.S. dollars received directly by the company from customers. The balance of $1 million collected reflects Sonatide’s conversion of Angolan kwanza into U.S. dollars and the subsequent expatriation of the dollars and payment to the company. The company also reduced the net due from affiliate and due to affiliate balances by approximately $33 million during the period from August 1, 2017 through December 31, 2017 through netting transactions based on an agreement with the joint venture.

Amounts due to Sonatide (Due to affiliate in the consolidated balance sheets) at December 31, 2017 and March 31, 2017 of approximately $99 million and $133 million, respectively, represents amounts due to Sonatide for commissions payable and other costs paid by Sonatide on behalf of the company.

The company believes that the process for converting Angolan kwanzas continues to function, but the relative scarcity of U.S. dollars in Angola continues to hinder the conversion process. Sonatide continues to press the commercial banks with which it has relationships to increase the amount of U.S. dollars that are made available to Sonatide.

For the period from April 1, 2017 through July 31, 2017, the company’s Angolan operations generated vessel revenues of approximately $34 million, or 23%, of its consolidated vessel revenue, from an average of approximately 50 company-owned vessels that are marketed through the Sonatide joint venture (21 of which were stacked on average during the period from April 1, 2017 through July 31, 2017). For the period from August 1, 2017 through December 31, 2017, the company’s Angolan operations generated vessel revenues of approximately $34 million, or 20%, of its consolidated vessel revenue, from an average of approximately 43 company-owned vessels that are marketed through the Sonatide joint venture (16 of which were stacked on average during the period from August 1, 2017 through December 31, 2017). For the twelve months ended March 31, 2017, the company’s Angolan operations generated vessel revenues of approximately $127 million, or 22%, of consolidated vessel revenue, from an average of approximately 58 company-owned vessels (20 of which were stacked on average during the twelve months ended March 31, 2017).

Sonatide owns seven vessels (four of which are currently stacked) and certain other assets, in addition to earning commission from company-owned vessels marketed through the Sonatide joint venture (owned 49% by the company). As of December 31, 2017 and March 31, 2017, the carrying value of the company’s investment in the Sonatide joint venture, which is included in “Investments in, at equity, and advances to unconsolidated companies,” was approximately $27 million and $45 million, respectively. As a result of fresh-start accounting the company’s investment in Sonatide was assigned a fair value based on the discounted cash flows of Sonatide’s operations. This resulted in a difference between the carrying value of the company’s investment balance and the company’s share of the net assets of the joint venture companies as of July 31, 2017 of approximately $28 million which will be amortized over ten years.

Management continues to explore ways to profitably participate in the Angolan market while evaluating opportunities to reduce the overall level of exposure to the increased risks that the company believes characterize the Angolan market. Included among mitigating measures taken by the company to address these risks is the redeployment of vessels from time to time to other markets. Redeployment of vessels to and from Angola during the period from April 1, 2017 through July 31, 2017, during the period from August 1, 2017 through December 31, 2017, and year ended March 31, 2017 has resulted in a net three, three and 22 vessels transferred out of Angola, respectively.

Brazilian Customs

In April 2011, two Brazilian subsidiaries of the company were notified by the Customs Office in Macae, Brazil that they were jointly and severally being assessed fines of 155 million Brazilian reais (approximately $46.8 million as of December 31, 2017). The assessment of these fines is for the alleged failure of these subsidiaries to obtain import licenses with respect to 17 company vessels that provided Brazilian offshore vessel services to Petrobras, the Brazilian national oil company, over a three-year period ended December 2009. After consultation with its Brazilian tax advisors, the company and its Brazilian subsidiaries believe that vessels that provide services under contract to the Brazilian offshore oil and gas industry are deemed, under applicable law and regulations, to be temporarily imported into Brazil, and thus exempt from the import license requirement. The Macae Customs Office has, without a change in the underlying applicable law or regulations, taken the position that the temporary importation exemption is only available to new, and not used, goods imported into Brazil and therefore it was improper for the company to deem its vessels as being temporarily imported. The fines have been assessed based on this new interpretation of Brazilian customs law taken by the Macae Customs Office.

After consultation with its Brazilian tax advisors, the company believes that the assessment is without legal justification and that the Macae Customs Office has misinterpreted applicable Brazilian law on duties and customs. The company is vigorously contesting these fines (which it has neither paid nor accrued). Based on the advice of its Brazilian counsel, the company believes that it has a high probability of success with respect to overturning the entire amount of the fines, either at the administrative appeal level or, if necessary, in Brazilian courts. In May 2016, a final administrative appeal allowed fines totaling 3 million Brazilian reais (approximately $0.9 million as of December 31, 2017). The company appealed this 3 million Brazilian reais administrative award to the appropriate Brazilian court and deposited 6 million Brazilian reais (approximately $1.8 million as of December 31, 2017) with the court. The 6 million Brazilian reais deposit represents the amount of the award and the substantial interest that would be due if the company did not prevail in this court action. The court action is in its initial stages. Fines totaling 30 million Brazilian reais (approximately $9.1 million as of December 31, 2017) are still subject to additional administrative appeals board hearings, but the company believes that previous administrative appeals board decisions will be helpful in those upcoming hearings for the vast majority of amounts still claimed by the Macae Customs Office. The remaining fines totaling 122 million (approximately $36.8 million as of December 31, 2017) of the original 155 million Brazilian reais of fines are now formally decided in favor of the company and are no longer at issue. The company believes that the ultimate resolution of this matter will not have a material effect on the company’s financial position, results of operations or cash flows.

Repairs to U.S. Flagged Vessels Operating Abroad

During fiscal 2015 the company became aware that it may have had compliance deficiencies in documenting and declaring upon re-entry to the U.S. certain foreign purchases for or repairs to U.S. flagged vessels while they were working outside of the U.S. When a U.S. flagged vessel operates abroad, certain foreign purchases for or repairs made to the U.S. flagged vessel while it is outside of the U.S. are subject to declaration with U.S. Customs and Border Protection (CBP) upon re-entry to the U.S. and are subject to 50% vessel repair duty. During our examination of our filings made in or prior to fiscal 2015 with CBP, we determined that it was necessary to file amended forms with CBP to supplement previous filings. We have amended several vessel repair entries with CBP and have paid additional vessel repair duties and interest associated with these amended forms. We continue to review and evaluate the return of other U.S. flagged vessels to the U.S. to determine whether it is necessary to adjust our responses in any of those instances. To the extent that further evaluation requires us to file amended entries for additional vessels, we do not yet know the final magnitude of duties, civil penalties, fines and interest associated with amending the entries for these vessels. It is also possible that CBP may seek to impose civil penalties, fines or interest in connection with amended forms already submitted.

Currency Devaluation and Fluctuation Risk

Due to the company’s international operations, the company is exposed to foreign currency exchange rate fluctuations and exchange rate risks on all charter hire contracts denominated in foreign currencies. For some of our international contracts, a portion of the revenue and local expenses are incurred in local currencies with the result that the company is at risk of changes in the exchange rates between the U.S. dollar and foreign currencies. We generally do not hedge against any foreign currency rate fluctuations associated with foreign currency contracts that arise in the normal course of business, which exposes us to the risk of exchange rate losses. To minimize the financial impact of these items, the company attempts to contract a significant majority of its services in U.S. dollars. In addition, the company attempts to minimize the financial impact of these risks by matching the currency of the company’s operating costs with the currency of the revenue streams when considered appropriate. The company continually monitors the currency exchange risks associated with all contracts not denominated in U.S. dollars. Discussions related to the company’s Angolan operations are disclosed in Note (14) of “Notes to Consolidated Financial Statements” included in this prospectus.

Legal Proceedings

Arbitral Award for the Taking of the Company’s Venezuelan Operations

On December 27, 2016, the annulment committee formed under the rules of the World Bank’s International Centre for Settlement of Investment Disputes (“ICSID”) issued a decision on the Bolivarian Republic of Venezuela’s (“Venezuela”) application to annul the award rendered by an ICSID tribunal on March 13, 2015. As previously reported, the award granted two subsidiaries of the Company (the “Claimants”) compensation for Venezuela’s expropriation of their investments in that country. The nature of the investments expropriated and the progress of the ICSID proceeding were previously reported by the company in prior filings. The annulment committee’s decision reduced the total compensation awarded to the Claimants to $36.4 million. That compensation is accruing interest at an annual rate of 4.5% compounded quarterly from May 8, 2009 to the date of payment of that amount ($17.1 million as of December 31, 2017). The annulment committee also left undisturbed the portion of the award that granted the Claimants $2.5 million in legal fees and other costs related to the arbitration. The reduction of $10 million in compensation from the earlier award of $46.4 million represents that portion of the tribunal’s award that the annulment committee determined had not been properly explained by the tribunal’s analysis. The final aggregate award is therefore $56.1 million as of December 31, 2017. The award for that amount is immediately enforceable and not subject to any further stay of enforcement. The annulment committee’s decision is not subject to any further ICSID review, appeal or other substantive proceeding.

The company is committed to taking appropriate steps to enforce and collect the award, which is enforceable in any of the 150 member states that are party to the ICSID Convention. As an initial step, the company had the award recognized and entered in March 2015 as a judgment by the United States District Court for the Southern District of New York. A recent federal court of appeals decision resulted in that judgment being vacated for reasons related to service of process. The company has already initiated a separate court action in Washington, D.C. using a different service of process method and expects to be successful in having the award recognized in the Washington, D.C. court. In addition, the award has been recognized and entered in November 2016 as a final judgment of the High Court of Justice of England and Wales. Even with the likely eventual recognition of the award in the United States and the current recognition by the court in the United Kingdom, the company recognizes that collection of the award may present significant practical challenges. The company is accounting for this matter as a gain contingency, and will record any such gain in future periods if and when the contingency is resolved, in accordance with ASC 450 Contingencies.

Legal Proceedings

Various legal proceedings and claims are outstanding which arose in the ordinary course of business. In the opinion of management, the amount of ultimate liability, if any, with respect to these actions, will not have a material adverse effect on the company’s financial position, results of operations, or cash flows.

(15) FAIR VALUE MEASUREMENTS AND DISCLOSURES

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Other Financial Instruments

The company’s primary financial instruments consist of cash and cash equivalents, restricted cash, trade receivables and trade payables with book values that are considered to be representative of their respective fair values. The company periodically utilizes derivative financial instruments to hedge against foreign currency denominated assets and liabilities, currency commitments, or to lock in desired interest rates. These transactions are generally spot or forward currency contracts or interest rate swaps that are entered into with major financial institutions. Derivative financial instruments are intended to reduce the company’s exposure to foreign currency exchange risk and interest rate risk. The company enters into derivative instruments only to the extent considered necessary to address its risk management objectives and does not use derivative contracts for speculative purposes. The derivative instruments are recorded at fair value using quoted prices and quotes obtainable from the counterparties to the derivative instruments.

Cash Equivalents. The company’s cash equivalents, which are securities with maturities less than 90 days, are held in money market funds or time deposit accounts with highly rated financial institutions. The carrying value for cash equivalents is considered to be representative of its fair value due to the short duration and conservative nature of the cash equivalent investment portfolio.

Spot Derivatives. Spot derivative financial instruments are short-term in nature and generally settle within two business days. The fair value of spot derivatives approximates the carrying value due to the short-term nature of this instrument, and as a result, no gains or losses are recognized.

The company did not have any foreign currency spot contracts as of December 31, 2017. The company had six outstanding foreign exchange spot contracts at March 31, 2017, which had a notional value of $1.5 million the last of which settled April 4, 2017.

Forward Derivatives. Forward derivative financial instruments are generally longer-term in nature but generally do not exceed one year. The accounting for gains or losses on forward contracts is dependent on the nature of the risk being hedged and the effectiveness of the hedge. Forward contracts are valued using counterparty quotations, and we validate the information obtained from the counterparties in calculating the ultimate fair values using the market approach and obtaining broker quotations. As such, these derivative contracts are classified as Level 2.

At December 31, 2017 and March 31, 2017, the company had no remaining forward contracts outstanding. The combined change in fair value of the Norwegian kroner (NOK) forward contracts settled during the twelve months ended March 31, 2017 was $0.7 million, all of which was recorded as a foreign exchange loss because the forward contracts did not qualify as hedge instruments. All changes in the fair value of the settled forward contracts were recorded in earnings.

The following table provides the fair value hierarchy for the company’s other financial instruments measured as of December 31, 2017:

	Successor
(In thousands)	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Money market cash equivalents	$399,322	399,322	—	—

Total fair value of assets	$399,322	399,322	—	—

The following table provides the fair value hierarchy for the company’s other financial instruments measured as of March 31, 2017:

	Predecessor
(In thousands)	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Money market cash equivalents	$664,412	664,412	—	—

Total fair value of assets	$664,412	664,412	—	—

(16) GAIN ON DISPOSITION OF ASSETS, NET

The company seeks opportunities to dispose its older vessels when market conditions warrant and opportunities arise. As such, vessel dispositions vary from year to year, and gains on sales of assets may also fluctuate significantly from period to period. The majority of the company’s vessels are sold to buyers who do not compete with the company in the offshore energy industry.

The number of vessels disposed along with the gain on the dispositions, are as follows:

	Successor	Predecessor
(In thousands, except number of vessels disposed)	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through July 31, 2017	Year Ended March 31, 2017
Gain (loss) on vessels disposed	$(163)	509	(102)
Number of vessels disposed	11	7	12

Included in gain on dispositions of assets, net for the period from August 1, 2017 through December 31, 2017 are gains on the sale of the company’s eight ROVs of $7.1 million. The eight ROVs represent substantially all of the company’s subsea assets which had a net book value immediately prior to the sale of $15.7 million. Included in other operating revenues for the period from August 1, 2017 through December 31, 2017, the period from April 1, 2017 through July 31, 2017 and the year ended March 31, 2017 were $2.5 million, $0.8 million and $3.2 million, respectively, of revenues related to the company’s subsea business.

Included in gain on dispositions of assets, net for the period from April 1, 2017 through July 31, 2017 are amortized gains on sale/leaseback transactions of $3.0 million which reflects gains recognized through the Petition Date of May 17, 2017. Unamortized deferred gains as of the Petition Date of $105.9 million were credited to reorganization items as a result of the lease rejections. Please refer to Note (13) of “Notes to Consolidated Financial Statements” included in this prospectus for additional information regarding the company’s rejection of its sale leaseback vessels in conjunction with the Plan.

Included in gain on dispositions of assets, net for the year ended March 31, 2017 are amortized gains on sale/leaseback transactions of $23.4 million.

(17) SEGMENT INFORMATION, GEOGRAPHICAL DATA AND MAJOR CUSTOMERS

The company follows the disclosure requirements of ASC 280, Segment Reporting. Operating business segments are defined as a component of an enterprise for which separate financial information is available and is evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

Amounts in these financial statements have been recast from the original financial statements included in the company’s Transition Report on Form 10-KT filed on March 15, 2018 to provide comparative information which conforms with the company’s current segment alignment. During calendar year 2018 the company’s Africa/Europe segment was split as a result of management realignment such that the company’s operations in Europe and Mediterranean Sea regions and the company’s West Africa regions are now separately reported segments. As such, the company now discloses these new segments as Europe/Mediterranean Sea and West Africa, respectively. The company’s Americas and Middle East/Asia Pacific segments are not affected by this change. This new segment alignment is consistent with how the company’s chief operating decision maker reviews operating results for the purposes of allocating resources and assessing performance. Prior year amounts have also been recast to conform to the new segment alignment.

The following table provides a comparison of revenues, vessel operating profit, depreciation and amortization, and additions to properties and equipment. Vessel revenues and operating costs relate to vessels owned and operated by the company while other operating revenues relate to the activities of the company’s shipyards, brokered vessels and other miscellaneous marine-related businesses.

	Successor	Predecessor
(In thousands)	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through July 31, 2017	Year Ended March 31, 2017
Revenues:
Vessel revenues:
Americas	$45,784	40,848	239,843
Middle East/Asia Pacific	39,845	36,313	114,618
Europe/Mediterranean Sea	19,895	15,466	42,667
West Africa	66,360	53,970	186,688

	171,884	146,597	583,816
Other operating revenues	6,869	4,772	17,795

	$178,753	151,369	601,611

Vessel operating profit (loss):
Americas	$(1,599)	(22,549)	18,873
Middle East/Asia Pacific	451	(1,434)	(25,310)
Europe/Mediterranean Sea	(1,497)	(12,680)	(26,733)
West Africa	2,308	(8,828)	(24,662)

	(337)	(45,491)	(57,832)
Other operating profit (loss)	1,614	876	(1,548)

	1,277	(44,615)	(59,380)
Corporate general and administrative expenses(A)	(14,823)	(17,542)	(55,389)
Corporate depreciation	(166)	(704)	(2,456)

Corporate expenses	(14,989)	(18,246)	(57,845)

Gain on asset dispositions, net	6,616	3,561	24,099
Asset impairments	(16,777)	(184,748)	(484,727)

Operating loss	(23,873)	(244,048)	(577,853)

Foreign exchange loss	(407)	(3,181)	(1,638)
Equity in net earnings of unconsolidated companies	2,130	4,786	5,710
Interest income and other, net	2,771	2,384	5,193
Reorganization items	(4,299)	(1,396,905)	—
Interest and other debt costs	(13,009)	(11,179)	(75,026)

Loss before income taxes	$(36,687)	(1,648,143)	(643,614)

	Successor	Predecessor
(In thousands)	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through July 31, 2017	Year Ended March 31, 2017
Depreciation and amortization:
Americas	$5,767	13,945	48,814
Middle East/Asia Pacific	4,716	9,967	40,849
Europe/Mediterranean Sea	2,794	9,060	26,538
West Africa	6,067	12,632	44,204

	19,344	45,604	160,405
Other	827	1,139	4,430
Corporate	166	704	2,456

	$20,337	47,447	167,291

Additions to properties and equipment:
Americas	$144	27	93
Middle East/Asia Pacific	2,596	1,042	1,612
Europe/Mediterranean Sea	—	—	—
West Africa	195	375	743

	2,935	1,444	2,448
Corporate	6,899	821	28,099

	$9,834	2,265	30,547

Total assets(B):
Americas	$164,958	714,891	779,778
Middle East/Asia Pacific	48,268	424,896	583,385
Europe/Mediterranean Sea	171,157	597,819	588,519
West Africa	864,299	1,277,552	1,308,836

	1,248,682	3,015,158	3,260,518
Other	2,443	20,392	21,580

	1,251,125	3,035,550	3,282,098
Investments in and advances to unconsolidated companies	29,216	49,367	45,115

	1,280,341	3,084,917	3,327,213
Corporate(C)	465,839	799,752	863,486

	$1,746,180	3,884,669	4,190,699

(A)

Restructuring-related professional services costs for the five month period from August 1, 2017 through December 31, 2017 are included in reorganization items. Included in corporate general and administrative expenses for the period four month period April 1, 2017 through July 31, 2017 (Predecessor) and year ended March 31, 2017 (Predecessor) were $6.7 million and $29 million of restructuring-related professional service costs, respectively.

(B)

Marine support services are conducted worldwide with assets that are highly mobile. Revenues are principally derived from offshore service vessels, which regularly and routinely move from one operating area to another, often to and from offshore operating areas in different continents. Because of this asset mobility, revenues and long-lived assets attributable to the company’s international marine operations in any one country are not material.

(C)

Included in Corporate are vessels currently under construction which had not yet been assigned to a non-corporate reporting segment. The vessel construction costs will be reported in Corporate until the earlier of the vessels being assigned to a non-corporate reporting segment or the vessels’ delivery. At December 31,

2017 (Successor), July 31, 2017 (Predecessor) and March 31, 2017 (Predecessor), was $9.3 million, $47.5 million and $52.4 million, respectively, of vessel construction costs were included in Corporate.

The following table discloses the amount of revenue by segment, and in total for the worldwide fleet, along with the respective percentage of total vessel revenue:

	Successor		Predecessor
	Period from August 1, 2017 through December 31, 2017		Period from April 1, 2017 through July 31, 2017		Year Ended March 31, 2017
Revenue by vessel class: (In thousands):		% of Vessel Revenue		% of Vessel Revenue		% of Vessel Revenue
Americas fleet:
Deepwater	$26,860	16%	21,617	15%	171,334	29%
Towing-supply	13,835	8%	15,021	10%	56,561	10%
Other	5,089	3%	4,210	3%	11,948	2%
Total	$45,784	27%	40,848	28%	239,843	41%
Middle East/Asia Pacific fleet:
Deepwater	$14,792	9%	13,368	9%	35,526	6%
Towing-supply	25,053	14%	22,945	16%	79,092	13%
Other	—	—	—	—	—	—
Total	$39,845	23%	36,313	25%	114,618	19%
Europe/Mediterranean Sea fleet:
Deepwater	$18,204	10%	11,620	8%	39,492	7%
Towing-supply	1,691	1%	3,846	3%	2,659	1%
Other	—	—	—	—	516	<1%
Total	$19,895	11%	15,466	11%	42,667	8%
West Africa fleet:
Deepwater	$24,131	13%	18,126	12%	62,882	11%
Towing-supply	33,806	20%	31,297	21%	100,073	17%
Other	8,423	5%	4,547	3%	23,733	4%
Total	$66,360	39%	53,970	36%	186,688	32%
Worldwide fleet:
Deepwater	$83,987	49%	64,731	44%	309,234	53%
Towing-supply	74,385	43%	73,109	50%	238,385	41%
Other	13,512	8%	8,757	6%	36,197	6%
Total	$171,884	100%	146,597	100%	583,816	100%

The following table discloses our customers that accounted for 10% or more of total revenues:

	Successor	Predecessor
	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through July 31, 2017	Year Ended March 31, 2017
Chevron Corporation	17.4%	17.5%	16.3%
Freeport McMoRan(A)	—	—	11.3%
Saudi Aramco	10.1%	11.7%	10.0%

(A)	A significant portion of this customer’s year ended March 31, 2017 revenue was the result of the early termination of a long-term vessel charter contract.

(18) QUARTERLY FINANCIAL DATA (UNAUDITED)

Selected financial information for interim periods, is as follows:

	Successor		Predecessor
(In thousands except per share data)	Quarter Ended December 31, 2017	Period from August 1, 2017 through September 30, 2017	Period from July 1, 2017 through July 31, 2017	Quarter Ended June 30, 2017
Nine Month Transition Period Ended December 31, 2017
Revenues	$104,453	74,300	36,263	115,106
Operating income (loss)(B)	(18,091)	(5,782)	(38,674)	(205,374)
Net loss attributable to Tidewater Inc.	(23,573)	(15,693)	(1,122,475)	(524,434)
Basic loss per share attributable to Tidewater Inc.	$(1.02)	(.81)	(23.82)	(11.13)
Diluted loss per share attributable to Tidewater Inc.	$(1.02)	(.81)	(23.82)	(11.13)

	Predecessor
(In thousands except per share data)	Quarter Ended June 30, 2016	Quarter Ended September 30, 2016	Quarter Ended December 31, 2016	Quarter Ended March 31, 2017
Year Ended March 31, 2017
Revenues(A)	$167,925	143,722	129,215	160,749
Operating income (loss)(B)	(66,135)	(155,344)	(287,034)	(69,340)
Net loss attributable to Tidewater Inc.	(89,097)	(178,490)	(297,676)	(94,855)
Basic loss per share attributable to Tidewater Inc.	$(1.89)	(3.79)	(6.32)	(2.01)
Diluted loss per share attributable to Tidewater Inc.	$(1.89)	(3.79)	(6.32)	(2.01)

(A)	Included in revenues for the quarter ended March 31, 2017 is $39.1 million of revenue related to early cancellation of a long-term vessel charter contract.
(B)

Operating income consists of revenues less operating costs and expenses, depreciation, vessel operating leases, goodwill impairment, restructuring charges, asset impairments, general and administrative expenses and gain on asset dispositions, net, of the company’s operations. Asset impairments, net, are as follows:

	Successor		Predecessor
(In thousands)	Quarter Ended December 31, 2017	Period from August 1, 2017 through September 30, 2017	Period from July 1, 2017 through July 31, 2017	Quarter Ended June 30, 2017
Nine Month Transition Period Ended December 31, 2017:
Asset impairments	$16,777	—	21,325	163,423

	Predecessor
(In thousands except per share data)	Quarter Ended June 30, 2016	Quarter Ended September 30, 2016	Quarter Ended December 31, 2016	Quarter Ended March 31, 2017
Year Ended March 31, 2017
Asset impairments	$36,886	129,562	253,422	64,857

(19) ASSET IMPAIRMENTS

Management estimates the fair value of each vessel not expected to return to active service (considered Level 3, as defined by ASC 820, Fair Value Measurements and Disclosures) by considering items such as the vessel’s age, length of time stacked, likelihood of a return to active service, and actual recent sales of similar vessels, among others. For vessels with more significant carrying values, we obtain an estimate of the fair value of the stacked vessel from third-party appraisers or brokers for use in our determination of fair value estimates.

Due in part to the modernization of the company’s fleet, more vessels that are being stacked are newer vessels that are expected to return to active service. Stacked vessels expected to return to active service are generally newer vessels, have similar capabilities and likelihood of future active service as other currently operating vessels, are generally current with classification societies in regards to their regulatory certification status, and are being actively marketed. Stacked vessels expected to return to service are evaluated for impairment as part of their assigned active asset group and not individually.

The company reviews the vessels in its active fleet for impairment whenever events occur or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. In such evaluation, the estimated future undiscounted cash flows generated by an asset group are compared with the carrying amount of the asset group to determine if a write-down may be required. If an asset group fails the undiscounted cash flow test, the company estimates the fair value of each asset group and compares such estimated fair value, considered Level 3, as defined by ASC 820, Fair Value Measurements and Disclosures, to the carrying value of each asset group in order to determine if impairment exists. Similar to stacked vessels, management obtains estimates of the fair values of the active vessels from third party appraisers or brokers for use in determining fair value estimates.

During the five month period from August 1, 2017 through December 31, 2017 (Successor), the company recognized $14.4 million of impairment charges on five vessels that were stacked. The fair value of vessels in the stacked fleet incurring impairment during the period from August 1, 2017 through December 31, 2017 (Successor) was $8.8 million (after having recorded impairment charges).

During the five month period from August 1, 2017 through December 31, 2017 (Successor), there were no impairments related to active vessels.

During the four month period from April 1, 2017 through July 31, 2017 (Predecessor), the company recognized $157.8 million of impairment charges on 73 vessels that were stacked. The fair value of vessels in the stacked fleet incurring impairment during the period from April 1, 2017 through July 31, 2017 (Predecessor) was $505.6 million (after having recorded impairment charges).

During the four month period from April 1, 2017 through July 31, 2017 (Predecessor), the company recognized $26.9 million of impairments on six vessels in the active fleet. The fair value of vessels in the active fleet incurring impairment during the period from April 1, 2017 through July 31, 2017 (Predecessor) 2017 was $66.2 million (after having recorded impairment charges).

The table below summarizes the number of vessels and ROVs impaired, the amount of impairment incurred and the combined fair value of the assets after having recorded the impairment charges.

	Successor	Predecessor
(In thousands)	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through July 31, 2017	Year Ended March 31, 2017
Number of vessels impaired during the period	5	79	132
Number of ROVs impaired during the period	—	—	8
Amount of impairment incurred(A)	$16,777	184,748	484,727
Combined fair value of assets incurring impairment after having recorded impairment charges	8,763	571,821	933,068

(A)

The period August 1, 2017 through December 31, 2017 and the year ended March 31, 2017 included $2.3 million and $2.2 million, respectively, of impairments related to inventory and other non-vessel assets.

Please refer to Note (1) of “Notes to Consolidated Financial Statements” included in this prospectus for a discussion of the company’s accounting policy for accounting for the impairment of long-lived assets.

(20) TRANSITION PERIOD COMPARATIVE DATA

The following table presents certain financial information for the nine months ended December 31, 2017 and 2016, respectively:

	Successor	Predecessor
(In thousands, except share and per share data)	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through July 31, 2017	Nine month period ended December 31, 2016 (unaudited)
Revenues	$178,753	151,369	440,862
Operating loss	(23,873)	(244,048)	(508,513)
Loss before income taxes	(36,687)	(1,648,143)	(558,359)
Income tax (benefit) expense	2,039	(1,234)	4,680
Net loss attributable to Tidewater Inc.	(39,266)	(1,646,909)	(565,263)
Basic loss per common share	(1.82)	(34.95)	(12.01)
Diluted loss per common share	(1.82)	(34.95)	(12.01)
Weighted average common shares outstanding	21,539,143	47,121,330	47,067,887
Dilutive effect of stock options and restricted stock	—	—	—
Adjusted average common shares outstanding	21,539,143	47,121,330	47,067,887

(21) SUBSEQUENT EVENTS

Angolan Kwanza Devaluation

In January and February 2018, the exchange rate of the Angolan kwanza versus the U.S. dollar devalued from a ratio of approximately 168 to 1 to a ratio of approximately 213 to 1, or approximately 27%. Depending on Angolan kwanza denominated balance sheet account balances at December 31, 2017, Sonatide could recognize a further exchange loss estimated to be approximately $28 million. The company would recognize 49% of the total foreign exchange loss recorded by Sonatide, or approximately $14 million through equity in net earnings (losses) of unconsolidated companies.

New Secured Notes Tender Offer

On February 2, 2018, the company commenced an offer to purchase (the “Offer”) up to $24,700,276 aggregate principal amount (the “Offer Amount”) of its outstanding 8.00% senior secured notes due 2022 (the “Notes”) for cash. The Offer expired at 5:00 p.m., New York City time on March 6, 2018.

The Offer was made pursuant to Section 4.04 of that certain indenture dated as of July 31, 2017, among the company, each of the guarantors party thereto, and Wilmington Trust, National Association, as Trustee and Collateral Agent (the “Indenture”) governing the Notes, which requires the company to make cash offers to the registered or beneficial holders (the “Holders” and each, a “Holder”) of the Notes within 60 days of the date that the net proceeds realized by the company from Asset Sales (as defined in the Indenture) exceed $10 million (the “Asset Sale Threshold”).

The Notes were issued on July 31, 2017. Since the issuance of the Notes, the company conducted certain Asset Sales. On December 19, 2017, the aggregate net proceeds realized from such Asset Sales exceeded the Asset Sale Threshold, which triggered the obligation under the Indenture for the company to commence the Offer.

On March 7, 2018, we purchased $46,023 aggregate principal amount of the Notes that were validly tendered and not withdrawn in accordance with the terms and conditions of the Offer. Holders who timely and validly tendered their Notes received consideration of $1.00 per $1.00 principal amount of Notes, plus accrued and unpaid interest on those Notes to, but excluding the settlement date, in accordance with the terms of the Offer.

The aggregate principal amount of tendered and accepted Notes was less than the Offer Amount. Cash in an amount equal to the difference between the Offer Amount and the principal amount of the Notes accepted for tender (or $24.7 million), is now available for use by the company in any manner not prohibited by the Indenture.

If, after the date of the last offer to purchase Notes from Holders, excess proceeds from Asset Sales by the company once again exceed the Asset Sale Threshold, the company will be required to conduct an offer to purchase Notes from the Holders within 60 days of the date the Asset Sale Threshold was exceeded; however, the company is not required to conduct an offer to purchase Notes from Holders earlier than six months after the last offer to purchase.

SCHEDULE II

TIDEWATER INC. AND SUBSIDIARIES

Valuation and Qualifying Accounts

(In thousands)

Description	Balance at Beginning of period	Additions at Cost	Deductions		Balance at End of Period
Year Ended March 31, 2017 (Predecessor)
Deducted in balance sheet from Trade accounts receivables:
Allowance for doubtful accounts	$11,450	5,348	633		16,165

Period from April 1, 2017 through July 31, 2017 (Predecessor)
Deducted in balance sheet from Trade accounts receivables:
Allowance for doubtful accounts	$16,165	—	16,165	(A)	—

Period from August 1, 2017 through December 31, 2017 (Successor)
Deducted in balance sheet from Trade accounts receivables:
Allowance for doubtful accounts	$—	1,800	—		1,800

(A)	Approximately $15.4 million was deducted from the allowance for doubtful accounts in conjunction with the application of fresh-start accounting upon emergence from Chapter 11 bankruptcy.

PART I. FINANCIAL INFORMATION

ITEM 1.	FINANCIAL STATEMENTS

TIDEWATER INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

(In thousands, except share and par value data)

	Successor
	June 30, 2018	December 31, 2017
ASSETS
Current assets:
Cash and cash equivalents	$459,286	432,035
Restricted cash	5,213	21,300
Trade and other receivables, net	96,630	114,184
Due from affiliates	197,059	230,315
Marine operating supplies	28,930	28,220
Other current assets	10,213	19,130

Total current assets	797,331	845,184

Investments in, at equity, and advances to unconsolidated companies	1,335	29,216
Net properties and equipment	803,725	837,520
Deferred drydocking and survey costs	14,372	3,208
Other assets	26,779	31,052

Total assets	$1,643,542	1,746,180

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$30,561	38,497
Accrued expenses	49,312	54,806
Due to affiliates	62,353	99,448
Accrued property and liability losses	2,790	2,585
Current portion of long-term debt	6,290	5,103
Other current liabilities	17,815	19,693

Total current liabilities	169,121	220,132

Long-term debt	438,559	443,057
Accrued property and liability losses	2,651	2,471
Other liabilities	57,685	58,576
Commitments and Contingencies (Note 10)

Equity:
Successor Common stock of $0.001 par value, 125,000,000 shares authorized, 26,085,274 and 22,115,916 shares issued and outstanding at June 30, 2018 and December 31, 2017, respectively	26	22
Additional paid-in capital	1,064,039	1,059,120
Retained deficit	(89,378)	(39,266)
Accumulated other comprehensive loss	(403)	(147)

Total stockholders’ equity	974,284	1,019,729
Noncontrolling interests	1,242	2,215

Total equity	975,526	1,021,944
Total liabilities and equity	$1,643,542	1,746,180

The accompanying notes are an integral part of the condensed consolidated financial statements.

TIDEWATER INC.

CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

(Unaudited)

(In thousands, except share and per share data)

	Successor	Predecessor	Successor	Predecessor
	Quarter Ended June 30, 2018	Quarter Ended June 30, 2017	Six Months Ended June 30, 2018	Six Months Ended June 30, 2017
Revenues:
Vessel revenues	$104,174	112,257	191,668	269,162
Other operating revenues	1,427	2,849	5,426	6,693

	105,601	115,106	197,094	275,855

Costs and expenses:
Vessel operating costs	68,012	83,773	129,376	164,618
Costs of other operating revenues	642	1,585	3,116	4,274
General and administrative	24,425	33,059	47,990	74,786
Vessel operating leases	—	5,542	—	13,985
Depreciation and amortization	12,785	36,287	24,802	73,879
Gain on asset dispositions, net	(1,338)	(3,189)	(3,257)	(9,253)
Asset impairments	1,215	163,423	7,401	228,280

	105,741	320,480	209,428	550,569

Operating loss	(140)	(205,374)	(12,334)	(274,714)
Other income (expenses):
Foreign exchange loss	(1,002)	(1,157)	(1,350)	(493)
Equity in net earnings (losses) of unconsolidated companies	390	4,517	(15,049)	7,358
Interest income and other, net	2,914	1,680	2,786	3,268
Reorganization items	—	(313,176)	—	(313,176)
Interest and other debt costs, net	(7,547)	(10,605)	(15,146)	(31,613)

	(5,245)	(318,741)	(28,759)	(334,656)

Loss before income taxes	(5,385)	(524,115)	(41,093)	(609,370)
Income tax expense	5,797	295	9,118	2,012

Net loss	$(11,182)	(524,410)	(50,211)	(611,382)
Less: Net income (loss) attributable to noncontrolling interests	(242)	24	(99)	7,907

Net loss attributable to Tidewater Inc.	$(10,940)	(524,434)	(50,112)	(619,289)

Basic loss per common share	$(0.44)	(11.13)	(2.09)	(13.15)

Diluted loss per common share	$(0.44)	(11.13)	(2.09)	(13.15)

Weighted average common shares outstanding	24,654,220	47,121,304	23,989,254	47,101,155
Dilutive effect of stock options and restricted stock	—	—	—	—

Adjusted weighted average common shares	24,654,220	47,121,304	23,989,254	47,101,155

The accompanying notes are an integral part of the condensed consolidated financial statements.

TIDEWATER INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

(In thousands)

	Successor	Predecessor	Successor	Predecessor
	Quarter Ended June 30, 2018	Quarter Ended June 30, 2017	Six Months Ended June 30, 2018	Six Months Ended June 30, 2017
Net loss	$(11,182)	(524,410)	(50,211)	(611,382)
Other comprehensive income:
Unrealized gains (losses) on available for sale securities, net of tax of $0, $0, $0 and $61	43	86	(256)	(8)
Change in loss on derivative contract, net of tax of $0, $0, $0 and $823	—	—	—	1,317
Change in supplemental executive retirement plan liability, net of tax of $0, $0, $0 and ($927)	—	—	—	(1,721)
Change in pension plan minimum liability, net of tax of $0, $0, $0 and $215	—	—	—	399
Change in other benefit plan minimum liability, net of tax of $0, $0, $0 and ($2,046)	—	—	—	(3,799)

Total comprehensive loss	$(11,139)	(524,324)	(50,467)	(615,194)

The accompanying notes are an integral part of the condensed consolidated financial statements.

TIDEWATER INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(In thousands)

	Successor	Predecessor
	Six Months Ended June 30, 2018	Six Months Ended June 30, 2017
Operating activities:
Net loss	$(50,211)	(611,382)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Reorganization items	—	308,011
Depreciation and amortization	22,572	73,879
Amortization of deferred drydocking and survey costs	2,230	—
Amortization of debt premium and discounts	(900)	—
Provision for deferred income taxes	—	(7,743)
Gain on asset dispositions, net	(3,257)	(9,253)
Asset impairments	7,401	228,280
Changes in investments in, at equity, and advances to unconsolidated companies	27,881	(9,163)
Compensation expense—stock-based	6,139	(562)
Excess tax liability on stock option activity	—	4,927
Changes in assets and liabilities, net:
Trade and other receivables	(15,097)	57,701
Changes in due to/from related parties, net	19,869	22,983
Marine operating supplies	(711)	(922)
Other current assets	8,752	(22,668)
Accounts payable	1,709	(15,384)
Accrued expenses	(6,652)	17,870
Accrued property and liability losses	205	(816)
Other current liabilities	5,590	(1,216)
Other liabilities	11	3,135
Cash paid for deferred drydocking and survey costs	(13,394)	—
Other, net	4,846	9,110

Net cash provided by operating activities	16,983	46,787

Cash flows from investing activities:
Proceeds from sales of assets	12,968	3,072
Additions to properties and equipment	(5,775)	(9,982)
Proceeds related to novated vessel construction contract	—	5,272

Net cash provided by (used in) investing activities	7,193	(1,638)

Cash flows from financing activities:
Principal payment on long-term debt	(2,637)	(5,048)
Payments to General Unsecured Creditors	(8,377)	—
Other	(1,998)	(6,127)

Net cash used in financing activities	(13,012)	(11,175)

Net change in cash, cash equivalents and restricted cash	11,164	33,974
Cash, cash equivalents and restricted cash at beginning of period	453,335	649,804

Cash, cash equivalents and restricted cash at end of period	$464,499	683,778

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest, net of amounts capitalized	$16,134	8,651
Income taxes	$10,083	5,778
Supplemental disclosure of non-cash investing activities:
Additions to properties and equipment	$—	282

The accompanying notes are an integral part of the condensed consolidated financial statements.

TIDEWATER INC.

CONDENSED CONSOLIDATED STATEMENTS OF EQUITY

(Unaudited)

(In thousands)

	Common stock	Additional paid-in capital	Retained (deficit) earnings	Accumulated other comprehensive loss	Non controlling interest	Total
Balance at December 31, 2017 (Successor)	$22	1,059,120	(39,266)	(147)	2,215	1,021,944
Total comprehensive loss	—	—	(50,112)	(256)	(99)	(50,467)
Issuance of common stock	4	(2)	—	—	—	2
Amortization of restricted stock units	—	6,047	—	—	—	6,047
Acquisition of noncontrolling interests	—	(1,126)	—	—	(874)	(2,000)

Balance at June 30, 2018 (Successor)	$26	1,064,039	(89,378)	(403)	1,242	975,526

Balance at December 31, 2016 (Predecessor)	$4,707	171,018	1,570,027	(6,446)	8,258	1,747,564
Total comprehensive loss	—	—	(619,289)	(3,812)	7,907	(615,194)
Stock option activity	—	562	—	—	—	562
Cancellation of restricted stock awards	—	—	157	—	—	157
Amortization/cancellation of restricted stock units	5	(6,064)	—	—	—	(6,059)
Cash paid to noncontrolling interests	—	—	—	—	(1,200)	(1,200)

Balance at June 30, 2017 (Predecessor)	$4,712	165,516	950,895	(10,258)	14,965	1,125,830

The accompanying notes are an integral part of the condensed consolidated financial statements.

(1) INTERIM FINANCIAL STATEMENTS

The unaudited condensed consolidated financial statements for the interim periods presented herein have been prepared in conformity with United States generally accepted accounting principles and, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the unaudited condensed consolidated financial statements at the dates and for the periods indicated as required by Rule 10-01 of Regulation S-X of the Securities and Exchange Commission (SEC). Results of operations for interim periods are not necessarily indicative of results of operations for the respective full years. These unaudited condensed consolidated financial statements should be read in conjunction with Tidewater’s consolidated financial statements for the nine month transition period ended December 31, 2017 and notes thereto included in this prospectus.

The unaudited condensed consolidated financial statements include the accounts of the company and its subsidiaries. Intercompany balances and transactions are eliminated in consolidation. The company uses the equity method to account for equity investments over which the company exercises significant influence but does not exercise control and is not the primary beneficiary. Unless otherwise specified, all per share information included in this document is on a diluted earnings per share basis.

Reorganization and Fresh Start Accounting

References to “Successor” or “Successor Company” relate to the financial position and results of operations of the reorganized company subsequent to July 31, 2017. References to “Predecessor” or “Predecessor Company” relate to the financial position and results of operations of the company through July 31, 2017.

On July 31, 2017, the company and certain of its subsidiaries that had been named as additional debtors in the Chapter 11 proceedings emerged from bankruptcy after successfully completing its reorganization pursuant to the Second Amended Joint Prepackaged Chapter 11 Plan of Reorganization of the company and its Affiliated Debtors (the “Plan”). Upon the company’s emergence from Chapter 11 bankruptcy, the company qualified for and adopted fresh-start accounting in accordance with the provisions set forth in ASC 852, which requires the company to present its assets, liabilities, and equity as if it were a new entity upon emergence from bankruptcy. The implementation of the Plan and the application of fresh-start accounting materially changed the carrying amounts and classifications reported in the company’s consolidated financial statements and resulted in the company becoming a new entity for financial reporting purposes. As a result of the application of fresh-start accounting and the effects of the implementation of the Plan, the financial statements after July 31, 2017 are not comparable with the financial statements prior to July 31, 2017. Therefore, “black-line” financial statements are presented to distinguish between the Predecessor and Successor companies.

(2) ACCOUNTING PRONOUNCEMENTS

From time to time new accounting pronouncements are issued by the FASB that are adopted by the company as of the specified effective date. Unless otherwise discussed, management believes that the impact of recently issued standards, which are not yet effective, will not have a material impact on the company’s consolidated financial statements upon adoption.

In March 2017, the FASB issued ASU 2017-7, Compensation—Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Costs and Net Periodic Postretirement Benefit Costs. This new guidance amends the requirements related to the income statement presentation of the components of net periodic benefit cost for an entity’s sponsored defined benefit pension and other postretirement plans. This new guidance was effective for the company in January 2018. The adoption of this guidance required a retrospective approach and did not have a material effect on the company’s consolidated financial statements.

In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory, which removes the prohibition in ASC 740 against the immediate recognition of the current and deferred income tax effects of intra-entity transfers of assets other than inventory. This new guidance was effective for the company in January 2018. The adoption of this guidance required a modified retrospective approach and did not have a material effect on the company’s consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which amends ASC 230 to add or clarify guidance on the classification of certain specific types of cash receipts in the statement of cash flows with the intent of reducing diversity in practice. This new guidance was effective for the company in January 2018. The adoption of this guidance required a retrospective approach and did not have a material effect on the company’s consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases, which amended guidance for lease arrangements in order to increase transparency and comparability by providing additional information to users of financial statements regarding an entity’s leasing activities. The revised guidance requires lessees to recognize lease assets and lease liabilities on the balance sheet for substantially all lease arrangements. In July 2018, the FASB finalized the targeted improvements to ASU 2016-02, which provided for an optional transition method whereby entities may prospectively adopt the ASU with cumulative catch-up upon adoption and provided lessors with a practical expedient that would allow lessors to account for the combined lease and non-lease components under ASU 2014-09 when the non-lease component is the predominant element of the combined component. The new guidance will be effective for the company in January 2019. Upon adoption of the new lease accounting standard the company will record right of use assets and corresponding lease liabilities that are not expected to be material to the consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. ASU 2014-09 supersedes prior revenue recognition guidance and provides a five step recognition framework that requires entities to recognize the amount of revenue to which it expects to be entitled for the transfer of goods and services. This new revenue standard was effective for the company in January 2018 and was adopted using the modified retrospective approach. The company adopted this standard on January 1, 2018, and did not adjust the beginning accumulated deficit. The necessary changes to the company’s business processes, systems and controls to support recognition and disclosure of this ASU upon adoption on January 1, 2018, have been implemented. Prior to the adoption of this ASU, the company recognized mobilization fees as revenue in the period earned. Customer reimbursed vessel modifications were not reflected in the statement of earnings. Refer to Note (3) for further details.

(3) REVENUE RECOGNITION

The company’s primary source of revenue is derived from time charter contracts for which the company provides a vessel and crew on a rate per day of service basis. Services provided under respective charter contracts represent a single performance obligation satisfied over time and are comprised of a series of time increments; therefore, vessel revenues are recognized on a daily basis throughout the contract period. These vessel time charter contracts are generally either on a “term” basis (ranging from three months to three years) or on a “spot” basis. Spot contract terms generally range from one day to three months. There are no material differences in the cost structure of the company’s contracts based on whether the contracts are spot or term since the operating costs are generally the same without regard to the length of a contract. Customers are typically billed on a monthly basis for dayrate services and payment terms are generally 30 to 45 days.

Occasionally, customers pay additional lump-sum fees to the company in order to either mobilize a vessel to a new location prior to the start of a charter contract or demobilize the vessel at the end of a charter contract. Mobilizations are not considered to be a separate performance obligation, thus, the company has determined that mobilization fees are a component of the vessel’s charter contract. As such, the company defers lump-sum mobilization fees as a liability and recognizes such fees as revenue consistent with the pattern of revenue recognition (primarily on a straight-line basis) over the term of the vessel’s respective charter. Lump-sum demobilization revenue expected to be received upon contract termination is deferred as an asset and recognized ratably as revenue but only in circumstances where the receipt of the demobilization fee at the end of the contract is estimable and there is a high degree of certainty that collection will occur. Costs associated with mobilizations and demobilizations are recognized in vessel operating expense.

Customers also occasionally reimburse the company for modifications to vessels in order to meet contractual requirements. These vessel modifications are not considered to be a separate performance obligation of the vessel’s charter; thus, the company records a liability for lump-sum payments made by customers for vessel modification and recognizes it as revenue consistent with the pattern of revenue recognition (primarily on a straight-line basis) over the term of the vessel’s respective charter.

Total revenue is determined for each individual contract by estimating both fixed (mobilization, demobilization and vessels modifications) and variable (dayrate services) consideration expected to be earned over the contract term. The company has applied the optional exemption under the revenue standard and has not disclosed the estimated transaction price related to the variable portion of the unsatisfied performance obligation at the end of the reporting period.

Prior to the adoption of ASU 2014-09, the company recognized mobilization fees as revenue in the period earned and customer reimbursed vessel modifications were not reflected in earnings.

Costs associated with customer-directed mobilizations and reimbursed modifications to vessels are considered costs of fulfilling a charter contract and are expected to be recovered. Mobilization costs such as crew, travel, fuel, port fees, temporary importation fees and other costs are deferred as an asset and amortized as other vessel operating expenses consistent with the pattern of revenue recognition (primarily on a straight-line basis) over the term of such vessel’s charter. Costs incurred for modifications to vessels in order to meet contractual requirements are capitalized as a fixed asset and depreciated either over the term of the respective charter contract or over the remaining estimated useful life of the vessel in instances where the modification is a permanent upgrade to the vessel and enhances its usefulness.

The following table discloses the amount of revenue by segment and in total for the worldwide fleet, for the quarters and six month periods ended June 30, 2018 and 2017:

	Successor	Predecessor	Successor	Predecessor
(In thousands)	Quarter Ended June 30, 2018	Quarter Ended June 30, 2017	Six Months Ended June 30, 2018	Six Months Ended June 30, 2017
Vessel revenues:
Americas	$32,601	31,887	58,682	112,420
Middle East/Asia Pacific	22,406	27,766	40,794	54,444
Europe/Mediterranean Sea	13,357	11,031	22,980	21,197
West Africa	35,810	41,573	69,212	81,101

	104,174	112,257	191,668	269,162

Contract Balances

Trade accounts receivables are recognized when revenue is earned and collectible. Contract assets include pre-contract costs, primarily related to vessel mobilizations, which have been deferred and will be amortized as other vessel expenses consistent with the pattern of revenue recognition (primarily on a straight-line basis) over the term of such vessel’s charter. Contract liabilities include payments received for mobilizations or reimbursable vessel modifications to be recognized consistent with the pattern of revenue recognition (primarily on a straight-line basis) over the term of such vessel’s charter. At June 30, 2018, the company had $0.1 million of deferred mobilization costs included within other current assets and $1.2 million of contract liabilities/deferred revenue included within other current liabilities.

The table below summarizes the revenue expected to be recognized in future quarters related to unsatisfied performance obligations as of June 30, 2018:

	Successor For the quarter period ended
(In thousands)	September 30, 2018	December 31, 2018	Total
Contract liabilities/deferred revenue	$692	552	1,244

The impact of adopting the new revenue recognition guidance on the unaudited condensed consolidated balance sheets, statement of earnings (loss) and statement of cash flows as of and for the six months ended June 30, 2018 was immaterial.

(4) STOCKHOLDERS’ EQUITY

Accumulated Other Comprehensive Loss

The changes in accumulated other comprehensive income (loss) by component, net of tax for the quarters and six month periods ended June 30, 2018 and 2017 are as follows:

	For the quarter ended June 30, 2018 (Successor)					For the six months ended June 30, 2018 (Successor)
(in thousands)	Balance at 3/31/18	Gains/ (losses) recognized in OCI	Reclasses from OCI to net income	Net period OCI	Remaining balance 6/30/18	Balance at 12/31/17	Gains/ (losses) recognized in OCI	Reclasses from OCI to net income	Net period OCI	Remaining balance 6/30/18
Available for sale securities	(43)	—	43	43	—	256	(660)	404	(256)	—
Pension/Post- retirement benefits	(403)	—	—	—	(403)	(403)	—	—	—	(403)

Total	(446)	—	43	43	(403)	(147)	(660)	404	(256)	(403)

	For the quarter ended June 30, 2017 (Predecessor)					For the six months ended June 30, 2017 (Predecessor)
(in thousands)	Balance at 3/31/17	Gains/ (losses) recognized in OCI	Reclasses from OCI to net income	Net period OCI	Remaining balance 6/30/17	Balance at 12/31/16	Gains/ (losses) recognized in OCI	Reclasses from OCI to net income	Net period OCI	Remaining balance 6/30/17
Available for sale securities	(95)	6	80	86	(9)	(1)	(209)	201	(8)	(9)
Currency translation adjustment	(9,811)	—	—	—	(9,811)	(9,811)	—	—	—	(9,811)
Pension/Post- retirement benefits	(438)	—	—	—	(438)	4,683	(5,121)	—	(5,121)	(438)
Interest rate swap	—	—	—	—	—	(1,317)	—	1,317	1,317	—

Total	(10,344)	6	80	86	(10,258)	(6,446)	(5,330)	1,518	(3,812)	(10,258)

The following table summarizes the reclassifications from accumulated other comprehensive income (loss) to the condensed consolidated statement of income for the quarters and six month periods ended June 30, 2018 and 2017:

	Successor	Predecessor	Successor	Predecessor	Affected line item in the condensed consolidated statements of income
(In thousands)	Quarter Ended June 30, 2018	Quarter Ended June 30, 2017	Six Months Ended June 30, 2018	Six Months Ended June 30, 2017
Realized gains on available for sale securities	$43	80	404	405	Interest income and other, net
Interest rate swap	—	—	—	2,140	Interest and other debt costs

Total pre-tax amounts	43	80	404	2,545
Tax effect	—	—	—	1,027

Total gains for the period, net of tax	$43	80	404	1,518

(5) INCOME TAXES

For all periods prior to March 31, 2015, we calculated the provision for income taxes during interim reporting periods by applying an estimate of the annual effective tax rate for the full fiscal year to “ordinary” income or loss (pretax income or loss excluding unusual or infrequently occurring discrete items) for the reporting period. Beginning in the quarter ended June 30, 2015, we use a discrete effective tax rate method to calculate taxes for interim periods. We determined that due to the level of volatility and unpredictability of earnings in our industry, both overall and by jurisdiction, use of the discrete method would continue to be proper for the period ended June 30, 2018.

Income tax expense for the quarter ended June 30, 2018, reflects tax liabilities in various jurisdictions that are either based on revenue (deemed profit regimes) or pre-tax profits.

The company’s balance sheet at June 30, 2018, reflects the following in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes:

(In thousands)	June 30, 2018
Tax liabilities for uncertain tax positions	$19,626
Income tax payable	$8,995
Income tax receivable	$7,814

The tax liabilities for uncertain tax positions are primarily attributable to permanent establishment issues related to a foreign joint venture. Penalties and interest related to income tax liabilities are included in income tax expense. Income tax payable is included in other current liabilities.

Unrecognized tax benefits, which would lower the effective tax rate if realized at June 30, 2018, are as follows:

(In thousands)	June 30, 2018
Unrecognized tax benefit related to state tax issues	$12,425
Interest receivable on unrecognized tax benefit related to state tax issues	$58

As of December 31, 2017, the company’s balance sheet reflected approximately $43.2 million of net deferred tax assets with a valuation allowance of $43.2 million. For the quarter ended June 30, 2018, the company has net deferred tax assets of approximately $47.7 million prior to a valuation allowance analysis.

Management assesses all available positive and negative evidence to estimate the company’s ability to generate sufficient future taxable income of the appropriate character, and in the appropriate taxing jurisdictions, to permit use of existing deferred tax assets. A significant piece of objective negative evidence is a cumulative loss incurred over a three-year period in a taxing jurisdiction. Prevailing accounting practice is that such objective evidence would limit the ability to consider other subjective evidence, such as projections for future growth.

On the basis of this evaluation, a valuation allowance of $47.7 million has been recorded against net deferred tax assets which are more likely than not to be unrealized. The amount of deferred tax assets considered realizable could be adjusted if future estimates of U.S. taxable income change, or if objective negative evidence in the form of cumulative losses is no longer present and subjective evidence, such as financial projections for future growth and tax planning strategies, are given additional weight.

With limited exceptions, the company is no longer subject to tax audits by U.S. federal, state, local or foreign taxing authorities for years prior to 2014. The company has ongoing examinations by various foreign tax authorities and does not believe that the results of these examinations will have a material adverse effect on the company’s financial position, results of operations, or cash flows.

On December 22, 2017, the Tax Cuts and Jobs Act (“Tax Act”) was enacted. As of June 30, 2018, the company has not completed its accounting for the tax effects of enactment of the Tax Act. The Securities and Exchange Commission issued Staff Accounting Bulletin No. 118, or SAB 118, to address the accounting and reporting of the Tax Act. SAB 118 allows companies to take a reasonable period, which should not extend beyond one year from enactment of the Tax Act, to measure and recognize the effects of the new tax law. For various reasons discussed further below, we have not yet completed the accounting for the income tax effects of certain elements of the Tax Act. However, we were able to make reasonable estimates of certain effects and, therefore, recorded provisional adjustments as discussed below:

Reduction of US federal corporate tax rate: The Tax Act reduces the corporate tax rate to 21 percent effective January 1, 2018. Therefore, the company made a reasonable estimate of the effects on existing deferred tax balances as of December 31, 2017. While we were able to make a reasonable estimate of the impact of the reduction in corporate rate, it may be affected by other analyses related to the Tax Act, including, but not limited to, our calculation of the one-time transition tax. During the six month period ended June 30, 2018, we recognized no adjustments to the provisional amounts recorded at December 31, 2017.

One Time Transition Tax: The deemed repatriation transition tax is a tax on previously untaxed accumulated and current earnings and profits (E&P) of certain of our foreign subsidiaries. To determine the amount of the transition tax, we must determine, in addition to other factors, the amount of post-1986 E&P of the relevant subsidiaries. We were able to make a reasonable estimate of the one-time transition tax and recognized a provisional deemed dividend inclusion at December 31, 2017. During the six month period ended June 30, 2018, we recognized no adjustments to the provisional amounts recorded at December 31, 2017.

Global Intangible Low-taxed Income (“GILTI”): The company continues to evaluate the impacts of the newly enacted GILTI provisions which subject the company’s foreign earnings to a minimum level of tax. Because of the complexities of the new legislation, the company has not elected an accounting policy for GILTI at this time. Recent FASB guidance indicates that accounting for GILTI either as part of deferred taxes or as a period cost are both acceptable methods. Once further information is gathered and interpretation and analysis of the tax legislation evolves, the company will make an appropriate accounting method election. For the six month period ended June 30, 2018, we were able to make a reasonable estimate of GILTI and do not expect that it will have a material impact on our 2018 financial statements.

Base Erosion Anti-abuse Tax (“BEAT”): The BEAT provisions in the Tax Act eliminate the deduction of certain base-erosion payments made to related foreign corporations beginning in 2018. For the six month period ended June 30, 2018, we are in the process of analyzing the impact of BEAT and have provisionally concluded that we are below the required thresholds defined in the Tax Act. Therefore, we do not expect BEAT to have a material impact on our 2018 financial statements.

Foreign-Derived Intangible Income (“FDII”): The FDII provisions in the Tax Act provide tax incentives to US companies to earn income from the sale, lease or license of goods and services abroad in the form of a deduction for foreign-derived intangible income. For the six month period ended June 30, 2018, we are in the process of analyzing the impact of FDII and have provisionally concluded FDII will be inapplicable in 2018 due to our net operating loss position. Therefore, we do not expect FDII to have a material impact on our 2018 financial statements.

Executive Compensation: The Tax Act expanded the number of individuals whose compensation is subject to a $1.0 million cap on deductibility under Section 162(m) and repealed the exclusion for performance-based compensation. For the six month period ended June 30, 2018, we were able to make a reasonable estimate of the impact of the executive compensation changes and do not expect those changes to have a material impact on our 2018 financial statements.

Interest Expense Limitation: The Tax Act limits the deduction for net interest expense that exceeds 30% of the adjusted taxable income for the year under IRC Section 163(j). For the six month period ended June 30, 2018, we were able to make a reasonable estimate of the interest expense limitation and have included the resulting limitation of approximately $7.5 million before consideration of the valuation allowance in the financial statements. We recorded this adjustment as of June 30, 2018; however, because of the offsetting adjustment to our valuation allowance we estimate no impact to 2018 net income as a result of this provision.

(6) EMPLOYEE BENEFIT PLANS

U.S. Defined Benefit Pension Plan

The company has a defined benefit pension plan (pension plan) that covers certain U.S. citizen employees and other employees who are permanent residents of the United States. Effective April 1, 1996, the pension plan was closed to new participation. In December 2009, the Board of Directors amended the pension plan to discontinue the accrual of benefits on December 31, 2010. This change did not affect benefits earned by participants prior to January 1, 2011. The company did not contribute to the pension plan during the quarters and six months ended June 30, 2018 and 2017, and currently is evaluating whether to contribute to the pension plan during the remaining quarters of calendar year 2018.

Supplemental Executive Retirement Plan

The company maintains a non-contributory, defined benefit supplemental executive retirement plan (supplemental plan) that provides pension benefits to certain employees in excess of those allowed under the company’s tax-qualified pension plan. A Rabbi Trust has been established for the benefit of participants in the supplemental plan. Effective March 4, 2010, the supplemental plan was closed to new participation. The supplemental plan is a non-qualified plan and, as such, the company is not required to make contributions to the supplemental plan. During the quarter and six month periods ended June 30, 2018, the company contributed $0.04 million and $0.3 million, respectively, and did not contribute during the quarter and six month periods ended June 30, 2017, to the supplemental plan. The company expects to contribute $0.7 million to the supplemental plan during the remaining quarters of 2018.

The Rabbi Trust assets, which were invested in a variety of marketable securities (but not the company’s stock), were recorded at fair value with unrealized gains or losses included in accumulated other comprehensive income (loss) until the investments were sold in the March 2018 quarter. Investments consisting of money market funds held in a Rabbi Trust at June 30, 2018 and December 31, 2017, are included in other assets at fair value. The following table summarizes the carrying value of the trust assets, including unrealized gains or losses at June 30, 2018 and December 31, 2017:

	Successor
(In thousands)	June 30, 2018	December 31, 2017
Investments held in Rabbi Trust at fair value	$45	8,908
Unrealized gains in fair value of trust assets	—	256
Obligations under the supplemental plan	23,797	32,508

The company’s obligations under the supplemental plan are included in ‘accrued expenses’ and ‘other liabilities’ on the consolidated balance sheet.

Jeffrey M. Platt retired from his position as the company’s President and Chief Executive Officer and resigned as a member of the company’s board of directors (the “Board”), effective October 15, 2017. As a result of Mr. Platt’s retirement, he received in May 2018 an $8.9 million lump sum distribution in settlement of his supplemental executive retirement plan obligation. A settlement loss of approximately $0.3 million was recorded during the quarter ended June 30, 2018. During the six months period ended June 30, 2018 the company elected to sell its investments held in the rabbi trust in order to preserve the value of such investments and to fund the payment due to the former CEO.

Postretirement Benefit Plan

Qualified retired employees currently are covered by a plan which provides limited health care and life insurance benefits. Costs of the plan are based on actuarially determined amounts and are accrued over the period from the date of hire to the full eligibility date of employees who are expected to qualify for these benefits. This plan is funded through payments by the company as benefits are required. The company eliminated the life insurance portion of its post retirement benefit effective January 1, 2018.

Net Periodic Benefit Costs

The net periodic benefit cost for the company’s defined benefit pension plans and supplemental plan (referred to collectively as “Pension Benefits”) and the postretirement health care and life insurance plan (referred to collectively as “Other Benefits”) is comprised of the following components:

	Successor	Predecessor	Successor	Predecessor
(In thousands)	Quarter Ended June 30, 2018	Quarter Ended June 30, 2017	Six Months Ended June 30, 2018	Six Months Ended June 30, 2017
Pension Benefits:
Service cost	$41	294	71	713
Interest cost	882	984	1,784	1,975
Expected return on plan assets	(482)	(518)	(964)	(1,119)
Administrative expenses	2	2	3	24
Payroll tax of net pension costs	—	—	—	56
Amortization of net actuarial losses	—	—	—	32
Recognized actuarial loss	—	561	—	1,008
Settlement loss recognized	335	—	335	—

Net periodic pension cost	$778	1,323	1,229	2,689

Other Benefits:
Service cost	$15	17	30	38
Interest cost	29	48	58	99
Amortization of prior service cost	(75)	(695)	(150)	(1,783)
Recognized actuarial benefit	11	(252)	22	(535)

Net periodic postretirement benefit	$(20)	(882)	(40)	(2,181)

The company also has a defined benefit pension plan that covers certain Norwegian citizen employees and other employees who are permanent residents of Norway. Benefits are based on years of service and employee compensation. The company contributed 1.9 million NOK (approximately $0.2 million) during the quarter and six months ended June 30, 2018, and 3.0 million NOK (approximately $0.4 million) during the quarter and six months ended June 30, 2017, to the Norwegian defined benefit pension plan. The company currently does not expect to contribute to the Norwegian pension plan during the remaining quarters of calendar year 2018. The preceding net periodic benefit cost table includes the Norwegian pension plan.

(7) INDEBTEDNESS

The following is a summary of all debt outstanding at June 30, 2018 and December 31, 2017:

(In thousands)	June 30, 2018	December 31, 2017
New secured notes:
8.00% New secured notes due August 2022(A)	349,954	350,000
Troms Offshore borrowings(B):
NOK denominated notes due May 2024	13,595	14,054
NOK denominated notes due January 2026	25,315	25,965
USD denominated notes due January 2027	22,729	23,345
USD denominated notes due April 2027	24,810	25,463

	$436,403	438,827
Debt premiums and discounts, net	8,446	9,333
Less: Current portion of long-term debt	6,290	5,103

Total long-term debt	$438,559	443,057

(A)	As of June 30, 2018 and December 31, 2017, the fair value (Level 2) of the New Secured Notes was $361.5 million and $359.8 million, respectively.
(B)

The company pays principal and interest on these notes semi-annually. As of June 30, 2018 and December 31, 2017, the aggregate fair value (Level 2) of the Troms Offshore borrowings was $86.4 million and $88.5 million, respectively. The weighted average interest rate of the Troms Offshore borrowings as of June 30, 2018, was 5.00%.

New Secured Notes Tender Offer

Pursuant to the New Secured Notes indenture dated July 31, 2017, among the company, each of the guarantors party thereto, and Wilmington Trust, National Association, as Trustee and Collateral Agent (the “Indenture”) governing the Notes, the company is required to make cash offers to the registered or beneficial holders (the “Holders” and each, a “Holder”) of the Notes within 60 days of the date that the net proceeds realized by the company from Asset Sales (as defined in the Indenture, but which generally equates to 65% of the proceeds from Asset Sales, net of any commission paid) exceed $10.0 million (the “Asset Sale Threshold”). Since the issuance of the Notes, the company executed certain Asset Sales and on December 19, 2017, the aggregate net proceeds realized from such Asset Sales exceeded the Asset Sale Threshold, which triggered the obligation under the Indenture for the company to commence the Offer.

On February 2, 2018, the company commenced an offer to purchase (the “Offer”) up to $24.7 million aggregate principal amount (the “Offer Amount”) of its outstanding 8.00% senior secured notes due 2022 (the “Notes”) for cash. On March 7, 2018, we purchased $46,023 aggregate principal amount of the Notes that were validly tendered in accordance with the terms and conditions of the Offer.

Because the aggregate principal amount of tendered and accepted Notes was less than the Offer Amount, cash in an amount equal to the difference between the Offer Amount and the principal amount of the Notes accepted for tender became available for use by the company in any manner not prohibited by the Indenture and is no longer shown as restricted cash on the balance sheet. The $5.2 million restricted cash on the balance sheet at June 30, 2018, represents additional proceeds from Asset Sales since the date of the February 2018 tender offer and is, therefore, restricted by the terms of the Indenture.

Debt Costs

The company capitalizes a portion of its interest costs incurred on borrowed funds used to construct vessels. The following is a summary of interest and debt costs incurred, net of interest capitalized, for the quarters and six month periods ended June 30, 2018 and 2017.

	Successor	Predecessor	Successor	Predecessor
(In thousands)	Quarter Ended June 30, 2018	Quarter Ended June 30, 2017	Six Months Ended June 30, 2018	Six Months Ended June 30, 2017
Interest and debt costs incurred, net of interest capitalized	$7,547	10,605	$15,146	31,613
Interest costs capitalized	194	601	368	1,818

Total interest and debt costs	$7,741	11,206	$15,514	33,431

(8) LOSS PER SHARE

The components of basic and diluted loss per share for the quarters and six month periods ended June 30, 2018 and 2017 are as follows:

	Successor	Predecessor	Successor	Predecessor
(In thousands, except share and per share data)	Quarter Ended June 30, 2018	Quarter Ended June 30, 2017	Six Months Ended June 30, 2018	Six Months Ended June 30, 2017
Net loss available to common shareholders	$(10,940)	(524,434)	(50,112)	(619,289)
Weighted average outstanding shares of common stock, basic(A)	24,654,220	47,121,304	23,989,254	47,101,155
Dilutive effect of options, warrants and restricted stock awards and units	—	—	—	—

Weighted average shares of common stock and equivalents	24,654,220	47,121,304	23,989,254	47,101,155
Loss per share, basic(B)	$(0.44)	(11.13)	(2.09)	(13.15)
Loss per share, diluted(C)	$(0.44)	(11.13)	(2.09)	(13.15)
Additional information:
Incremental “in-the-money” options, warrants and restricted stock awards and units at the end of the period(D)	4,521,727	183	5,454,218	183

(A)	Common shares and new creditor warrants and the sum of common shares and New Creditor Warrants outstanding at June 30, 2018, were 26,085,274, 3,924,441 and 30,009,715, respectively.
(B)	The company calculates “Loss per share, basic” by dividing “Net loss available to common shareholders” by “Weighted average outstanding shares of common stock, basic”.
(C)	The company calculates “Loss per share, diluted” by dividing “Net loss available to common shareholders” by “Weighted average common stock and equivalents”.
(D)	For the six months ended June 30, 2018, the company also had 5,062,089 shares of “out-of- the-money” warrants outstanding at the end of the period.

(9) RELATED PARTY BALANCES

The company maintained the following balances with related parties as of June 30, 2018 and December 31, 2017:

	Successor
(In thousands)	June 30, 2018	December 31, 2017
Due from related parties:
Sonatide (Angola)	$152,826	230,315
DTDW (Nigeria)	44,233	33,353

Due to related parties:
Sonatide (Angola)	$46,742	99,448
DTDW (Nigeria)	15,611	9,645

Due from related parties, net of due to related parties	$134,706	154,575

Included in due from related parties balances are customer receivables expected to be remitted to the company through joint ventures, receivables related to operating expenses paid by the company on behalf of joint ventures and cash received by joint ventures from customers and due to the company. Included in the due to related parties balances are commissions payable by the company to the related parties and payables related to local expenses paid by the related parties on behalf of the company. For more information regarding amounts due to and from Sonatide please refer to Note (10). Amounts due from and due to DTDW (Nigeria) of $33.4 million and $9.6 million, respectively, are included in trade and other receivables, net, and accounts payable line items at December 31, 2017.

(10) COMMITMENTS AND CONTINGENCIES

Vessel and Other Commitments

The company has $2.3 million in unfunded capital commitments associated with one 5,400 deadweight ton (DWT) deepwater platform supply vessel (PSV) under construction at June 30, 2018. The total cost of the new-build vessel includes contract costs and other incidental costs. The company took delivery of this vessel on July 31, 2018.

Sonatide Joint Venture

The company has previously disclosed the significant financial and operational challenges that it confronts with respect to its operations in Angola, as well as steps that the company has taken to address or mitigate those risks. Most of the company’s attention has been focused in three areas: (i) reducing the net receivable balance due to the company from Sonatide, its Angolan joint venture with Sonangol, for vessel services; (ii) reducing the foreign currency risk created by virtue of provisions of Angolan law that require that payment for a significant portion of the services provided by Sonatide be paid in Angolan kwanza; and (iii) optimizing opportunities, consistent with Angolan law, for services provided by the company to be paid for directly in U.S. dollars. These challenges, and the company’s efforts to respond, continue.

Amounts due from Sonatide (Due from affiliates in the consolidated balance sheets) at June 30, 2018 and December 31, 2017 of approximately $153 million and $230 million, respectively, represent cash received by Sonatide from customers and due to the company, amounts due from customers that are expected to be remitted to the company through Sonatide and costs incurred by the company on behalf of Sonatide. Approximately $25 million of the balance at June 30, 2018 represents invoiced but unpaid vessel revenue related to services performed by the company through the Sonatide joint venture. Remaining amounts due to the company from Sonatide are, in part, supported by approximately $67 million of cash held by Sonatide, of which the equivalent of $43 million is denominated in Angolan kwanzas, pending conversion into U.S. dollars and subsequent expatriation. In addition, the company owes Sonatide the aggregate sum of approximately $47 million, including $30 million in commissions payable by the company to Sonatide. The company monitors the aggregate amounts due from Sonatide relative to the amounts due to Sonatide.

For the six months ended June 30, 2018, the company collected (primarily through Sonatide) approximately $51 million from its Angolan operations. Of the $51 million collected, approximately $47 million were U.S. dollars received by Sonatide on behalf of the company or U.S. dollars received directly by the company from customers. The balance of $4 million collected reflects Sonatide’s conversion of Angolan kwanza into U.S. dollars and the subsequent expatriation of the dollars and payment to the company. The company also reduced the respective due from affiliates and due to affiliates balances by approximately $55 million during the six months ended June 30, 2018 through netting transactions based on an agreement with the joint venture.

Amounts due to Sonatide (Due to affiliates in the consolidated balance sheets) at June 30, 2018 and December 31, 2017 of approximately $47 million and $99 million, respectively, represents amounts due to Sonatide for commissions payable and other costs paid by Sonatide on behalf of the company.

The company believes that the process for converting Angolan kwanzas continues to function, but the relative scarcity of U.S. dollars in Angola continues to hinder the conversion process. Sonatide continues to press the commercial banks with which it has relationships to increase the amount of U.S. dollars that are made available to Sonatide.

For the six month period ended June, 2018, the company’s Angolan operations generated vessel revenues of approximately $29 million, or 15%, of its consolidated vessel revenue, from an average of approximately 38 company-owned vessels that are marketed through the Sonatide joint venture (17 of which were stacked on average during the six months ended June 30, 2018). For the six months ended June 30, 2017, the company’s Angolan operations generated vessel revenues of approximately $53 million, or 20%, of consolidated vessel revenue, from an average of approximately 53 company-owned vessels (23 of which were stacked on average during the six months ended June 30, 2017).

In addition to vessels that Sonatide charters from the company, Sonatide owns seven vessels (five of which are currently stacked) and certain other assets, in addition to earning commission from company-owned vessels marketed through the Sonatide joint venture (owned 49% by the company). As of June 30, 2018 and December 31, 2017, the carrying value of the company’s investment in the Sonatide joint venture, which is included in “Investments in, at equity, and advances to unconsolidated companies,” was $0 and approximately $27 million, respectively. During the six months ended June 30, 2018, the exchange rate of the Angolan kwanza versus the U.S. dollar was devalued from a ratio of approximately 168 to 1 to a ratio of approximately 250 to 1, or approximately 49%. As a result, the company recognized 49% of the total foreign exchange loss, or approximately $20.6 million through equity in net earnings (losses) of unconsolidated companies.

Also during the quarter ended June 30, 2018, the company received a dividend from Sonatide of $12.3 million which reduced the carrying value of the company’s investment in Sonatide to zero. Approximately $4.9 million of dividends received in excess of the investment balance was recognized in earnings during the quarter ended June 30, 2018.

Management continues to explore ways to profitably participate in the Angolan market while evaluating opportunities to reduce the overall level of exposure to the increased risks that the company believes characterize the Angolan market. Included among mitigating measures taken by the company to address these risks is the redeployment of vessels from time to time to other markets. Redeployment of vessels to and from Angola since June 30, 2017 has resulted in a net 8 vessels transferred out of Angola. Company-owned vessels operating in Angola decreased by 47 vessels, from June 30, 2014 to June 30, 2018 (from 84 vessels to 37 vessels). Company-owned active vessels decreased in the same period by 58 vessels (from 80 vessels to 22 vessels).

Brazilian Customs

In April 2011, two Brazilian subsidiaries of the company were notified by the Customs Office in Macae, Brazil that they were jointly and severally being assessed fines of 33.0 million Brazilian reais (approximately $8.5 million as of June 30, 2018). Other fines imposed at that same time by the Customs Office have been formally resolved in favor of the company. The assessment of these fines is for the alleged failure of these subsidiaries to obtain import licenses with respect to company vessels that provided Brazilian offshore vessel services to Petrobras, the Brazilian national oil company, over a three-year period ended December 2009. After consultation with its Brazilian tax advisors, the company and its Brazilian subsidiaries believe that vessels that provide services under contract to the Brazilian offshore oil and gas industry are deemed, under applicable law and regulations, to be temporarily imported into Brazil, and thus exempt from the import license requirement.

The company is vigorously contesting these fines (which it has neither paid nor accrued). Based on the advice of its Brazilian counsel, the company believes that it has a high probability of success with respect to overturning the entire amount of the fines, either at the administrative appeal level or, if necessary, in Brazilian courts. In May 2016, a final administrative appeal allowed fines totaling 3.0 million Brazilian reais (approximately $0.8 million as of June 30, 2018). The company appealed this 3.0 million Brazilian reais administrative award to the appropriate Brazilian court and deposited 6.0 million Brazilian reais (approximately $1.5 million as of June 30, 2018) with the court. The 6.0 million Brazilian reais deposit represents the amount of the award and the substantial interest that would be due if the company did not prevail in this court action. The court action is in its initial stages. The remaining fines totaling 30.0 million Brazilian reais (approximately $7.7 million as of June 30, 2018) are still subject to additional administrative appeals board hearings, but the company believes that previous administrative appeals board decisions will be helpful in those upcoming hearings for the vast majority of amounts still claimed by the Macae Customs Office. The company believes that the ultimate resolution of this matter will not have a material effect on the company’s financial position, results of operations or cash flows.

Repairs to U.S. Flagged Vessels Operating Abroad

During fiscal 2015 the company became aware that it may have had compliance deficiencies in documenting and declaring upon re-entry to the U.S. certain foreign purchases for or repairs to U.S. flagged vessels while they were working outside of the U.S. When a U.S. flagged vessel operates abroad, certain foreign purchases for or repairs made to the U.S. flagged vessel while it is outside of the U.S. are subject to declaration with U.S. Customs and Border Protection (CBP) upon re-entry to the U.S. and are subject to 50% vessel repair duty. During our examination of our filings made in or prior to fiscal 2015 with CBP, we determined that it was necessary to file amended forms with CBP to supplement previous filings. We have amended several vessel repair entries with CBP and have paid additional vessel repair duties and interest associated with these amended forms. In connection with three of our amended filings, CBP assessed penalties, which the company paid after CBP granted mitigation and reduced the amount of each civil penalty. The amount paid in civil penalties was not material. It is possible that CBP may seek to impose further civil penalties or fines in connection with some or all of the other amended filings that could be material.

Currency Devaluation and Fluctuation Risk

Due to the company’s international operations, the company is exposed to foreign currency exchange rate fluctuations and exchange rate risks on all charter hire contracts denominated in foreign currencies. For some of our international contracts, a portion of the revenue and local expenses are incurred in local currencies with the result that the company is at risk of changes in the exchange rates between the U.S. dollar and foreign currencies. We generally do not hedge against any foreign currency rate fluctuations associated with foreign currency contracts that arise in the normal course of business, which exposes us to the risk of exchange rate losses. To minimize the financial impact of these items, the company attempts to contract a significant majority of its services in U.S. dollars. In addition, the company attempts to minimize the financial impact of these risks by matching the currency of the company’s operating costs with the currency of the revenue streams when considered appropriate. The company continually monitors the currency exchange risks associated with all contracts not denominated in U.S. dollars.

For more information regarding the reduction in the company’s investment balance as a result of currency devaluation, please refer to the section of Note (10) entitled Sonatide Joint Venture.

Legal Proceedings

Arbitral Award for the Taking of the Company’s Venezuelan Operations

Committees formed under the rules of the World Bank’s International Centre for Settlement of Investment Disputes (“ICSID”) have awarded two subsidiaries of the company compensation for the expropriation of the investments of the two subsidiaries by the Bolivarian Republic of Venezuela. The nature of the investments expropriated and the progress of the ICSID proceeding were previously reported by the company in prior filings. The final aggregate award is $56.9 million as of June 30, 2018 and accrues interest at approximately $0.6 million per quarter. The committees’ decisions are not subject to any further ICSID review, appeal or other substantive proceeding or any stay of enforcement.

The company is committed to taking appropriate steps to enforce and collect the award, which is enforceable in any of the 150 member states that are party to the ICSID Convention. As an initial step, the company had the award recognized and entered as a judgment by the United States District Court for the Southern District of New York. A recent federal court of appeals decision resulted in that judgment being vacated for reasons related to service of process. The company has initiated a separate court action in Washington, D.C. using a different service of process method and expects to be successful in having the award recognized in the Washington, D.C. court. In addition, the award has been recognized and entered in November 2016 as a final judgment of the High Court of Justice of England and Wales. Even with the likely eventual recognition of the award in the United States and the current recognition by the court in the United Kingdom, the company recognizes that collection of the award presents significant practical challenges. The company is accounting for this matter as a gain contingency, and will record any such gain in future periods if and when the contingency is resolved, in accordance with ASC 450 Contingencies.

Various legal proceedings and claims are outstanding which arose in the ordinary course of business. In the opinion of management, the amount of ultimate liability, if any, with respect to these actions, will not have a material adverse effect on the company’s financial position, results of operations, or cash flows.

(11) FAIR VALUE MEASUREMENTS

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The company’s supplemental plan assets are accounted for at fair value and are classified within the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement, with the exception of investments for which fair value is measured using the net asset value (NAV) per share expedient.

The following table provides the fair value hierarchy for the supplemental plan assets measured at fair value as of June 30, 2018 (Successor):

(In thousands)	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Measured at Net Asset Value
Cash and cash equivalents	$45	—	—	—	45

Total fair value of plan assets	$45	—	—	—	45

The following table provides the fair value hierarchy for the supplemental plan assets measured at fair value as of December 31, 2017 (Successor):

(In thousands)	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Measured at Net Asset Value
Equity securities	$5,295	5,295	—	—	—
Debt securities	3,368	851	841	—	1,676
Cash and cash equivalents	246	27	170	—	49

Total	$8,909	6,173	1,011	—	1,725
Other pending transactions	(1)	(1)	—	—	—

Total fair value of plan assets	$8,908	6,172	1,011	—	1,725

Other Financial Instruments

The company’s primary financial instruments consist of cash, cash equivalents and restricted cash, trade receivables and trade payables with book values that are considered to be representative of their respective fair values. The company periodically utilizes derivative financial instruments to hedge against foreign currency denominated assets and liabilities, currency commitments, or to lock in desired interest rates. These transactions are generally spot or forward currency contracts or interest rate swaps that are entered into with major financial institutions. Derivative financial instruments are intended to reduce the company’s exposure to foreign currency exchange risk and interest rate risk. The company enters into derivative instruments only to the extent considered necessary to address its risk management objectives and does not use derivative contracts for speculative purposes. The derivative instruments are recorded at fair value using quoted prices and quotes obtainable from the counterparties to the derivative instruments.

Cash Equivalents. The company’s cash equivalents, which are securities with maturities less than 90 days, are held in deposit accounts with highly rated financial institutions. The carrying value for cash equivalents is considered to be representative of its fair value due to the short duration and conservative nature of the cash equivalent investment portfolio.

Spot Derivatives. Spot derivative financial instruments are short-term in nature and generally settle within two business days. The fair value of spot derivatives approximates the carrying value due to the short-term nature of this instrument, and as a result, no gains or losses are recognized.

The following table provides the fair value hierarchy for the company’s other financial instruments measured as of June 30, 2018 (Successor):

(In thousands)	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash equivalents	$423,131	423,131	—	—

Total fair value of assets	$423,131	423,131	—	—

The following table provides the fair value hierarchy for the company’s other financial instruments measured as of December 31, 2017 (Successor):

(In thousands)	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash equivalents	$399,322	399,322	—	—

Total fair value of assets	$399,322	399,322	—	—

For disclosures related to assets and liabilities measured at fair value on a nonrecurring basis refer to Note (14).

(12) OTHER CURRENT ASSETS, PROPERTIES AND EQUIPMENT, OTHER ASSETS, ACCRUED EXPENSES, OTHER CURRENT LIABILITIES AND OTHER LIABILITIES

A summary of other current assets at June 30, 2018 and December 31, 2017 is as follows:

	Successor
(In thousands)	June 30, 2018	December 31, 2017
Deposits	$2,151	1,780
Investments held in rabbi trust(A)	45	8,908
Prepaid expenses	8,017	8,442

	$10,213	19,130

(A)

The company converted substantially all investments held in the rabbi trust to cash to fund a lump sum benefit to the former CEO in May 2018. Refer to Note (6) for more information regarding this payment.

A summary of net properties and equipment at June 30, 2018 and December 31, 2017 is as follows:

	Successor
(In thousands)	June 30, 2018	December 31, 2017
Properties and equipment:
Vessels and related equipment	$836,773	850,268
Other properties and equipment	5,481	5,710

	842,254	855,978
Less accumulated depreciation and amortization	38,529	18,458

Net properties and equipment	$803,725	837,520

A summary of other assets at June 30, 2018 and December 31, 2017 is as follows:

	Successor
(In thousands)	June 30, 2018	December 31, 2017
Recoverable insurance losses	$2,585	2,405
Investments held for supplemental savings plan accounts	5,274	6,583
Long-term deposits	13,763	16,217
Other	5,157	5,847

	$26,779	31,052

A summary of accrued expenses at June 30, 2018 and December 31, 2017 is as follows:

	Successor
(In thousands)	June 30, 2018	December 31, 2017
Payroll and related payables(B)	$9,004	17,344
Commissions payable(C)	2,488	1,898
Accrued vessel expenses	28,701	27,222
Accrued interest expense	5,958	6,036
Other accrued expenses	3,161	2,306

	$49,312	54,806

(B)	The balance at December 31, 2017 includes $8.9 million payable to the former CEO, which was paid in May 2018.
(C)	Excludes $30.2 million and $36.4 million of commissions due to Sonatide at June 30, 2018 and December 31, 2017, respectively. These amounts are included in amounts due to affiliates.

A summary of other current liabilities at June 30, 2018 and December 31, 2017 is as follows:

	Successor
(In thousands)	June 30, 2018	December 31, 2017
Taxes payable	$15,988	10,326
Amounts payable to holders of General Unsecured Claims	—	8,474
Other	1,827	893

	$17,815	19,693

A summary of other liabilities at June 30, 2018 and December 31, 2017 is as follows:

	Successor
(In thousands)	June 30, 2018	December 31, 2017
Postretirement benefits liability	$2,420	2,642
Pension liabilities	36,526	36,614
Deferred supplemental savings plan liability	5,277	6,592
Other	13,462	12,728

	$57,685	58,576

(13) SEGMENT AND GEOGRAPHIC DISTRIBUTION OF OPERATIONS

During the quarter ended March 31, 2018, the company’s Africa/Europe segment was split as a result of management realignment such that the company’s operations in Europe and Mediterranean Sea regions and the company’s West African regions are now separately reported segments. As such, the company now discloses these new segments as Europe/Mediterranean Sea and West Africa, respectively. The company’s Americas and Middle East/Asia Pacific segments are not affected by this change. This new segment alignment is consistent with how the company’s chief operating decision maker reviews operating results for the purposes of allocating resources and assessing performance. Prior year amounts have been recast to conform to the new segment alignment.

The following table provides a comparison of segment revenues, vessel operating profit (loss), depreciation and amortization, and additions to properties and equipment for the quarters and six month periods ended June 30,

2018 and 2017. Vessel revenues and operating costs relate to vessels owned and operated by the company while other operating revenues relate to brokered vessels and other miscellaneous marine-related businesses.

	Successor	Predecessor	Successor	Predecessor
(In thousands)	Quarter Ended June 30, 2018	Quarter Ended June 30, 2017	Six Months Ended June 30, 2018	Six Months Ended June 30, 2017
Revenues:
Vessel revenues:
Americas	$32,601	31,887	58,682	112,420
Middle East/Asia Pacific	22,406	27,766	40,794	54,444
Europe/Mediterranean Sea	13,357	11,031	22,980	21,197
West Africa	35,810	41,573	69,212	81,101

	104,174	112,257	191,668	269,162
Other operating revenues(A)	1,427	2,849	5,426	6,693

	$105,601	115,106	197,094	275,855

Vessel operating profit (loss):
Americas	$5,681	(15,699)	10,592	14,919
Middle East/Asia Pacific	625	(1,316)	(1,628)	(7,480)
Europe/Mediterranean Sea	(1,142)	(10,163)	(4,696)	(17,265)
West Africa	1,705	(2,774)	(48)	(8,127)

	6,869	(29,952)	4,220	(17,953)
Other operating profit (loss)	778	55	2,284	(170)

	7,647	(29,897)	6,504	(18,123)
Corporate general and administrative expenses	(7,810)	(14,702)	(14,494)	(36,459)
Corporate depreciation	(100)	(541)	(200)	(1,105)

Corporate expenses	(7,910)	(15,243)	(14,694)	(37,564)
Gain on asset dispositions, net	1,338	3,189	3,257	9,253
Asset impairments(B)	(1,215)	(163,423)	(7,401)	(228,280)

Operating loss	$(140)	(205,374)	(12,334)	(274,714)

Foreign exchange loss	(1,002)	(1,157)	(1,350)	(493)
Equity in net earnings (losses) of unconsolidated companies	390	4,517	(15,049)	7,358
Interest income and other, net	2,914	1,680	2,786	3,268
Reorganization items	—	(313,176)	—	(313,176)
Interest and other debt costs, net	(7,547)	(10,605)	(15,146)	(31,613)

Loss before income taxes	$(5,385)	(524,115)	(41,093)	(609,370)

Depreciation and amortization:
Americas	$3,530	10,748	6,843	22,045
Middle East/Asia Pacific	2,844	7,746	5,613	16,245
Europe/Mediterranean Sea	2,239	6,803	4,043	13,364
West Africa	4,067	9,595	8,093	19,411

	12,680	34,892	24,592	71,065
Other	5	854	10	1,709
Corporate	100	541	200	1,105

	$12,785	36,287	24,802	73,879

Additions to properties and equipment:
Americas	$1,230	27	2,267	27
Middle East/Asia Pacific	1,073	648	1,496	1,673
Europe/Mediterranean Sea	135	—	135	—
West Africa	—	274	1	368

	2,438	949	3,899	2,068
Other	—	—	—	—
Corporate(C)	1,659	678	1,876	7,632

	$4,097	1,627	5,775	9,700

(A)

Included in other operating revenues for the quarter and six months ended June 30, 2017, were $0.5 million and $0.8 million, respectively, of revenues related to the company’s subsea business. The eight ROVs representing substantially all of the company’s subsea assets were sold in December 2017.

(B)	Refer to Note (14) for additional information regarding asset impairment.
(C)	Included in Corporate are additions to properties and equipment relating to a vessel under construction which has not yet been assigned to a non-corporate reporting segment as of the dates presented.

The following table provides a comparison of total assets at June 30, 2018 and December 31, 2017:

(In thousands)	June 30, 2018	December 31, 2017
Total assets(A):
Americas(B)	$310,121	164,958
Middle East/Asia Pacific	215,105	48,268
Europe/Mediterranean Sea	167,695	171,157
West Africa(C)	486,333	864,299

	1,179,254	1,248,682
Other	363	2,443

	1,179,617	1,251,125
Investments in, at equity, and advances to unconsolidated companies	1,335	29,216

	1,180,953	1,280,341
Corporate (D)	462,589	465,839

	$1,643,542	1,746,180

(A)	The company’s segment level assets as of June 30, 2018, reflect the elimination of certain intersegment balances.
(B)	Americas segment assets include cash held by non-corporate subsidiaries of $94.6 million and 95.1 million, as of June 30, 2018 and December 31, 2017, respectively.
(C)	West Africa segment assets include due from related parties of $197.1 million and $263.7 million as of June 30, 2018 and December 31, 2017, respectively.
(D)

Corporate includes cash (including restricted cash) of $353.2 million and $336.4 million as of June 30, 2018 and December 31. 2017, respectively. Also included in Corporate is a vessel under construction which has not yet been assigned to a non-corporate reporting segment. A vessel’s construction costs are reported in Corporate until the earlier of the date the vessel is assigned to a non-corporate reporting segment or the date it is delivered. At June 30, 2018 and December 31, 2017, $11.2 million and $9.3 million, respectively, of vessel construction costs are included in Corporate.

The following table compares revenue by segment, and in total for the worldwide fleet, along with the respective percentage of total vessel revenue for the quarters and six month periods ended June 30, 2018 (Successor) and June 30, 2017 (Predecessor):

	Successor		Predecessor		Successor		Predecessor
	Quarter Ended June 30, 2018		Quarter Ended June 30, 2017		Six Months Ended June 30, 2018		Six Months Ended June 30, 2017
Vessel revenue by vessel class (In thousands)	% of Vessel Revenue		% of Vessel Revenue		% of Vessel Revenue		% of Vessel Revenue
Americas fleet:
Deepwater	$22,661	22%	17,313	15%	$38,866	20%	80,144	30%
Towing-supply	7,560	7%	11,274	10%	14,406	8%	26,012	10%
Other	2,380	2%	3,300	3%	5,410	3%	6,264	2%
Total	$32,601	31%	31,887	28%	$58,682	31%	112,420	42%
Middle East/Asia Pacific fleet:
Deepwater	$9,603	9%	10,701	10%	$19,167	10%	20,134	7%
Towing-supply	12,783	12%	17,065	15%	21,607	11%	34,310	13%
Other	20	<1%	—	—	20	<1%	—	—
Total	$22,406	21%	27,766	25%	$40,794	21%	54,444	20%
Europe/Mediterranean Sea fleet:
Deepwater	$12,596	12%	8,237	8%	$21,616	11%	18,090	7%
Towing-supply	761	1%	2,794	2%	1,364	1%	3,116	1%
Other	—	—	—	—	—	—	(9)	(<1%)
Total	$13,357	13%	11,031	10%	$22,980	12%	21,197	8%
West Africa fleet:
Deepwater	$14,314	14%	13,921	12%	$28,252	15%	27,100	10%
Towing-supply	17,321	17%	24,225	22%	33,460	17%	46,697	17%
Other	4,175	4%	3,427	3%	7,500	4%	7,304	3%
Total	$35,810	35%	41,573	37%	$69,212	36%	81,101	30%
Worldwide fleet:
Deepwater	$59,174	57%	50,172	45%	$107,901	56%	145,468	54%
Towing-supply	38,425	37%	55,358	49%	70,837	37%	110,135	41%
Other	6,575	6%	6,727	6%	12,930	7%	13,559	5%
Total	$104,174	100%	112,257	100%	$191,668	100%	269,162	100%

(14) ASSET IMPAIRMENTS

Management estimates the fair value of each vessel not expected to return to active service (considered Level 3, as defined by ASC 820, Fair Value Measurements and Disclosures) by considering items such as the vessel’s age, length of time stacked, likelihood of a return to active service and actual recent sales of similar vessels, among others. For vessels with more significant carrying values, we obtain an estimate of the fair value of the stacked vessel from third-party appraisers or brokers for use in our determination of fair value estimates.

Stacked vessels expected to return to active service are generally newer vessels, have similar capabilities and likelihood of future active service as other currently operating vessels, are generally current with classification societies in regards to their regulatory certification status, and are being actively marketed. Stacked vessels expected to return to service are evaluated for impairment as part of their assigned active asset group and not individually.

The company reviews the vessels in its active fleet for impairment whenever events occur or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. In such evaluation, the estimated future undiscounted cash flows generated by an asset group are compared with the carrying amount of the asset group to determine if a write-down may be required. If an asset group fails the undiscounted cash flow test, the company estimates the fair value of each asset group and compares such estimated fair value, considered Level 3, as defined by ASC 820, Fair Value Measurements and Disclosures, to the carrying value of each asset group in order to determine if impairment exists. Similar to stacked vessels, management obtains estimates of the fair values of the active vessels from third party appraisers or brokers for use in determining fair value estimates.

The below table summarizes the number of vessels impaired and the amount of the impairment incurred during the quarters and six month periods ended June 30, 2018 and 2017.

	Successor	Predecessor	Successor	Predecessor
(In thousands, except number of vessels impaired)	Quarter Ended June 30, 2018	Quarter Ended June 30, 2017	Six Months Ended June 30, 2018	Six Months Ended June 30, 2017
Number of vessels impaired in the period(A)	2	77	15	89
Amount of impairment incurred	$1,215	163,423	7,401	228,280

(A)

For the quarter and six months periods ended June 30, 2018, there were 2 and 15 stacked vessels impaired, respectively. For the quarter ended June 30, 2017, there were 72 stacked vessels and 5 active vessels impaired, respectively and for the six month period ended June 30, 2017 there were 83 stacked vessels and 6 active vessels impaired, respectively.

(15) SUBSEQUENT EVENT

On July 15, 2018, the company and GulfMark Offshore, Inc. (“GulfMark”) entered into a definitive merger agreement to combine the two companies. Under the terms of the agreement, GulfMark stockholders will receive 1.1 shares of company common stock for each share of GulfMark common stock. Each GulfMark noteholder warrant will be automatically converted into the right to receive 1.1 company shares, subject to Jones Act restrictions on maximum ownership of shares by non-U.S. citizens. The company will assume GulfMark’s obligations under existing GulfMark equity warrants. Upon completion of the proposed merger, the company’s and GulfMark’s stockholders will own approximately 74 percent and 26 percent, respectively, of the combined company.

The proposed merger is expected to close in the fourth quarter of 2018, subject to regulatory and other customary closing conditions, including approval from the stockholders of the company and GulfMark. If the merger agreement is terminated under certain circumstances, the company may be obligated to pay GulfMark a termination fee of $35.0 million, and GulfMark may be obligated to pay the company a termination fee of $13.0 million.

On August 6, 2018, GulfMark issued a press release confirming receipt of a non-binding, unsolicited proposal from HGIM Corp. (“Harvey Gulf”) to combine the companies through a merger in which GulfMark would acquire Harvey Gulf, with the combined company remaining publicly listed and GulfMark stockholders owning 41.2% of the combined company. According to GulfMark, its Board of Directors, with the assistance of outside financial and legal advisors, will review the Harvey Gulf unsolicited proposal. In that same press release, the GulfMark Board of Directors confirmed its belief that, at the time of the release, the Tidewater merger is in the best interests of GulfMark’s stockholders and continues to recommend that GulfMark stockholders adopt the merger agreement at the special meeting of GulfMark stockholders to be scheduled for this fall.